NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on September 29, 2022

and

NOTICE OF APPLICATION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a

PROPOSED PLAN OF ARRANGEMENT

involving

VAALCO ENERGY, INC.

and

VAALCO ENERGY CANADA ULC

and

TRANSGLOBE ENERGY CORPORATION

and

THE SHAREHOLDERS AND OTHER SECURITYHOLDERS OF TRANSGLOBE ENERGY CORPORATION

The Board of Directors of TransGlobe Energy Corporation ("TransGlobe") unanimously recommends that holders of common shares of TransGlobe vote

FOR

the Arrangement Resolution

August 29, 2022

These materials are important and require your immediate attention.  They require holders of common shares of TransGlobe to make important decisions.  If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

Shareholders of TransGlobe may also contact TransGlobe's proxy solicitation agent, D.F. King & Co., Inc., by phone toll-free at (888) 540-8736 (banks and brokers only at (212) 269-5550) or by email at tga@dfking.com.

No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of the transaction described in this document, the securities being offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

LETTER TO TRANSGLOBE SHAREHOLDERSi

NOTICE OF SPECIAL MEETINGiii

NOTICE OF APPLICATIONv

Management INFORMATION CIRCULAR	1
GLOSSARY OF TERMS	11
SUMMARY INFORMATION	25
THE ARRANGEMENT	38

General Details of the Arrangement38

Arrangement Steps38

Background to the Arrangement41

Recommendation of the TransGlobe Board48

Benefits of the Arrangement48

TransGlobe Board Review51

Evercore Fairness Opinion53

Treatment of TransGlobe Options54

Treatment of TransGlobe DSUs54

Treatment of TransGlobe RSUs54

Treatment of TransGlobe PSUs55

TransGlobe Voting Agreements, VAALCO Voting Agreements and Intention of Certain TransGlobe Shareholders55

Procedural Steps for the Arrangement to Become Effective56

TransGlobe Shareholder Approvals57

Other Approvals57

Timing58

Stock Exchange Listings59

The Arrangement Agreement and Plan of Arrangement59

Procedure for Exchange of TransGlobe Common Shares80

Rights of Dissent83

Interests of Directors and Executive Officers in the Arrangement85

Securities Law Matters88

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	91
COMPARISON OF SHAREHOLDER RIGHTS	91
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	91
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	97
CERTAIN U.K. TAX CONSIDERATIONS	102
Other Tax Considerations	103
INTEREST OF EXPERTS, CERTAIN PERSONS AND COMPANIES	104
RISK FACTORS	104
Information concerning TransGlobe	115
INFORMATION CONCERNING VAALCO	115
INFORMATION CONCERNING ACQUIRECO	115
INFORMATION CONCERNING THE COMBINED COMPANY	115
GENERAL PROXY MATTERS	125

Solicitation of Proxies125

Appointment of Proxies125

How to Participate at the Meeting126

Revocation of Proxies127

Voting by Internet127

Beneficial Shareholders127

Signature of Proxy129

Voting of Proxies129

Exercise of Discretion of Proxy129

Procedure and Votes Required129

Consent of Evercore	131

APPENDICES

Appendix A – Arrangement Resolution

Appendix B – Interim Order

Appendix C – Arrangement Agreement

Appendix D – Evercore Fairness Opinion

Appendix E – Section 191 of the Business Corporations Act (Alberta)

Appendix F – Information Concerning TransGlobe

Appendix G – Information Concerning VAALCO

Appendix H – Unaudited Pro Forma Combined Financial Information of VAALCO

Appendix I – Comparison of Rights of TransGlobe Shareholders and VAALCO Stockholders

August 29, 2022

Dear TransGlobe Shareholder:

You are invited to attend a special meeting (the "Meeting") of holders ("TransGlobe Shareholders") of common shares ("TransGlobe Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Corporation") to be held virtually at https://web.lumiagm.com/#/201458342 on September 29, 2022, at 9:00 a.m. (Calgary time).  At the Meeting, you will be asked to consider and vote upon, among other things, a proposed plan of arrangement (the "Arrangement") involving the Corporation, VAALCO Energy, Inc. ("VAALCO"), VAALCO Energy Canada ULC ("AcquireCo"), the TransGlobe Shareholders and other securityholders of TransGlobe. Whether or not you are able to attend the Meeting, you are encouraged to complete the enclosed form of proxy or voting instruction form and submit it as soon as possible.

The Transaction

The Arrangement provides that, among other things, AcquireCo will acquire all of the issued and outstanding TransGlobe Common Shares and the Corporation will become a direct wholly-owned subsidiary of AcquireCo and an indirect wholly-owned subsidiary of VAALCO. TransGlobe Shareholders (other than those registered TransGlobe Shareholders who have validly exercised dissent rights) will receive, for each TransGlobe Common Share held, 0.6727 of a share of common stock in the authorized capital of VAALCO, par value $0.10 per share (each whole share, a "VAALCO Share"), subject to adjustment, and which represents a 24.9% premium per TransGlobe Common Share based on TransGlobe's and VAALCO's respective 30-day volume weighted average share prices as of market close on July 13, 2022 (being US$7.53 per VAALCO Share and US$4.06 per TransGlobe Common Share), being the last trading day prior to the announcement of the Arrangement. Upon completion of the Arrangement, it is expected that VAALCO stockholders will own approximately 54.5% and TransGlobe Shareholders will own approximately 45.5% of the combined company calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the arrangement agreement between TransGlobe, AcquireCo and VAALCO.

For additional details on the Arrangement see "The Arrangement" in the management information circular of TransGlobe dated August 29, 2022 (the "Information Circular") which accompanies this letter.

Board Recommendation

Evercore Partners International LLP ("Evercore") are acting as financial advisor to TransGlobe and has provided the board of directors of TransGlobe (the "TransGlobe Board") with an opinion that, subject to the assumptions, limitations, qualifications and other matters stated in such opinion, the consideration to be received by TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the TransGlobe Shareholders.  The fairness opinion of Evercore is attached as Appendix D to the Information Circular.

After considering the fairness opinion of Evercore and other relevant matters, the TransGlobe Board has unanimously determined, after receiving legal and financial advice, that the Arrangement is fair to the TransGlobe Shareholders and that the Arrangement and the entering into of the arrangement agreement dated

ii

July 13, 2022, among TransGlobe, VAALCO and AcquireCo are in the best interests of TransGlobe. The TransGlobe Board unanimously recommends that TransGlobe Shareholders vote in favour of the Arrangement Resolution (as defined below).  All of the directors and executive officers of TransGlobe who beneficially own or exercise control or direction over, directly or indirectly, in the aggregate, approximately 1.3% of the outstanding TransGlobe Common Shares (on a non-diluted basis) have entered into support and voting agreements with VAALCO and AcquireCo pursuant to which they have agreed to vote their TransGlobe Common Shares in favour of the Arrangement Resolution and to otherwise support the Arrangement, subject to the terms of such agreements.

Approval Requirement and Conditions

The special resolution approving the Arrangement (the "Arrangement Resolution") must be approved by not less than 66⅔% of the votes cast by TransGlobe Shareholders, either in person (or virtually) or by proxy, at the Meeting.

Completion of the Arrangement is also subject to customary closing conditions for a transaction of this nature, including, among other things, approval of the Court of Queen's Bench of Alberta (the "Court"), approval by VAALCO stockholders and receipt of all necessary regulatory approvals (if any). If the requisite TransGlobe Shareholder, VAALCO stockholder, Court approvals and regulatory approvals (if any) are obtained and if all other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will be completed in the second half of 2022.

Further Instructions

The Information Circular contains a detailed description of the Arrangement and the other matters to be considered at the Meeting.  Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

Whether or not you are able to attend the Meeting you are encouraged to complete and deliver the form of proxy, in the case of registered TransGlobe Shareholders, or voting instruction form, in the case of TransGlobe Shareholders who hold their TransGlobe Common Shares indirectly through a broker or other intermediary, which are enclosed in order to ensure your representation at the Meeting.

Also enclosed is a letter of transmittal for use by registered TransGlobe Shareholders, containing complete instructions on how to exchange your TransGlobe Common Shares for the VAALCO Shares you will be entitled to receive upon completion of the Arrangement.  You should complete the accompanying letter of transmittal and deliver the completed document, together with the certificate or certificates representing your TransGlobe Common Shares, to Computershare Investor Services Inc., 100 University Ave, 8th Floor, Toronto, ON, M5J 2Y1, Attn: Corporate Actions (in accordance with the instructions set forth in the letter of transmittal), to facilitate delivery of the VAALCO Shares that will be issued to you upon the completion of the Arrangement.  If you hold your TransGlobe Common Shares through a broker or other intermediary, you will need to provide instructions to your broker or other intermediary to complete the letter of transmittal. If you are a beneficial shareholder who holds your interest ("Depositary Interests") in TransGlobe Common Shares through the depositary, Computershare Investor Services plc (the "AIM Depositary"), you do not need to take any action as the AIM Depositary will complete the letter of transmittal.

If you have any questions or need additional information, you should consult your financial, legal, tax or other professional advisor, or contact our proxy solicitation agent, D.F. King, by phone toll-free at (888) 540-8736 (banks and brokers only at (212) 269-5550), or by email at tga@dfking.com.

iii

On behalf of the TransGlobe Board, I would like to express our gratitude for the ongoing support our shareholders have demonstrated with respect to our decision to take part in this important event in the history of TransGlobe.  We would also like to thank our employees who have worked very hard assisting us with this task and for providing their support for the Arrangement in addition to their on-going responsibilities executing on TransGlobe's business objectives.

Yours truly,
(signed) "Randall C. Neely" Randall C. Neely President, Chief Executive Officer and a Director TransGlobe Energy Corporation

QUESTIONS AND ANSWERS ABOUT THE MEETING

The following questions and answers briefly address some commonly asked questions about the Arrangement Resolution to be presented at the Meeting. The following questions and answers do not include all the information that is important to TransGlobe Shareholders with respect to the Arrangement. TransGlobe Shareholders should carefully read this entire Information Circular, including its Appendices and other documents incorporated by reference herein.  Capitalized terms used but not otherwise defined in this "Question and Answers About the Meeting" have the meanings set forth under "Glossary of Terms".

Q:	Why am I receiving this Information Circular?
A:

VAALCO has agreed to acquire TransGlobe pursuant to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement that are described in this Information Circular. If completed, the Arrangement will result in AcquireCo, an indirect wholly-owned subsidiary of VAALCO, acquiring all of the issued and outstanding TransGlobe Common Shares in exchange for the Consideration Shares pursuant to the Plan of Arrangement. As a result, TransGlobe will become a direct wholly-owned subsidiary of AcquireCo and an indirect wholly-owned subsidiary of VAALCO. Assuming that there are no TransGlobe Dissenting Shareholders, it is expected that approximately 49,315,007 VAALCO Shares will be issued to TransGlobe Shareholders pursuant to the Arrangement, representing approximately 82.4% of the VAALCO Shares outstanding prior to completion of the Arrangement. Immediately after the completion of the Arrangement, it is expected that VAALCO's stockholders will own approximately 54.5% and TransGlobe Shareholders will own approximately 45.5% of the combined company. The percentages in the preceding sentence are calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement. A copy of the Arrangement Agreement is attached as Appendix C to this Information Circular.

You are receiving this Information Circular and the enclosed Meeting materials because you have been identified as a TransGlobe Shareholder.  As described below, TransGlobe Shareholders must approve the Arrangement Resolution at the Meeting in order to complete the Arrangement.  This Information Circular contains important information about the Arrangement, related transactions and the Meeting.  You should read it carefully.

In order to complete the Arrangement, TransGlobe must obtain the Final Order from the Court approving the Arrangement and all other conditions to the Arrangement must be satisfied or waived. VAALCO will hold the VAALCO Meeting to obtain the required approval of VAALCO Stockholders.

Q:	What will I receive under the Arrangement?
A:

Pursuant to the Arrangement, TransGlobe Shareholders (other than TransGlobe Dissenting Shareholders) will receive 0.6727 of a VAALCO Share for each TransGlobe Common Share held, subject to adjustment (if any) pursuant to the Arrangement Agreement. No fractional VAALCO Shares shall be issued under the Arrangement.  In the event that the aggregate number of VAALCO Shares to be issued to a TransGlobe Shareholder as Consideration under the Arrangement will result in a fraction of a VAALCO Share being issuable, the number of VAALCO Shares to be received by such TransGlobe Shareholder shall be rounded down to the nearest whole VAALCO Share. In lieu of any such fractional VAALCO Share, each registered TransGlobe Shareholder otherwise entitled to a fractional interest in a VAALCO Share will be entitled to receive a cash payment equal to an amount representing such TransGlobe Shareholder's proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such TransGlobe Shareholders of the VAALCO Excess Shares in accordance with Section 3.2 of the Plan of Arrangement.

See "The Arrangement – Procedure for Exchange of TransGlobe Common Shares" in the body of this Information Circular.

Q:	How do I participate at the Meeting?
A:

You will not be able to participate at the Meeting physically. A virtual-only meeting format is being adopted to give all TransGlobe Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location.

The Meeting can be accessed by logging in online at https://web.lumiagm.com/#/201458342. We recommend that you log in at least 30 minutes before the Meeting begins as follows:

•	Click "Login" and then enter your control number (see below) and password "transglobe2022" (case sensitive); OR
•	Click "Guest" and then complete the online form.

Registered TransGlobe Shareholders are entitled to participate at the Meeting if they held their TransGlobe Common Shares as of the close of business on the Record Date.  If you are a registered TransGlobe Shareholder, the control number located on the form of proxy is your control number.

Beneficial Shareholders (i.e. TransGlobe Shareholders who do not hold TransGlobe Common Shares in their own name) who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting, but will be able to participate as a guest.  (For more information about participating as a Beneficial Shareholder, see "Who is eligible to vote at the Meeting?" below).

See "General Proxy Matters - How to Participate at the Meeting" in the body of this Information Circular.

Q:	What am I being asked to vote on at the Meeting?
A:

TransGlobe Shareholders are being asked to vote on the Arrangement Resolution at the Meeting.  Approval of the Arrangement Resolution is a condition to the completion of the Arrangement.  The full text of the Arrangement Resolution is attached as Appendix A to this Information Circular.

Q:	Who is eligible to vote at the Meeting?
A:	Registered TransGlobe Shareholders are entitled to vote at the Meeting if they held their TransGlobe Common Shares as of the close of business on the Record Date.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting, but will be able to participate as a guest.  A substantial number of TransGlobe Shareholders do not hold TransGlobe Common Shares in their own name.  If TransGlobe Common Shares are listed in an account statement provided to a TransGlobe Shareholder by a broker, then, in almost all cases, those TransGlobe Common Shares will not be registered in the TransGlobe Shareholder's name on the records of TransGlobe. Such TransGlobe Common Shares will more likely be registered in the name of the broker or an agent of the broker.

If you are a Beneficial Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and follow all of the applicable instructions, prior to the prescribed deadline provided by your intermediary AND then register yourself as proxyholder at appointee@odysseytrust.com. After you register, Odyssey will provide you with a control number via email.  Please contact your stockbroker or other intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself or a third party as your proxyholder (including whether to obtain a separate valid legal form of proxy from your intermediary if you are located outside of Canada).

See "General Proxy Matters" in the body of this Information Circular.

Q:	How many votes do TransGlobe Shareholders have?
A:	TransGlobe Shareholders are entitled to cast one vote for each TransGlobe Common Share held by such TransGlobe Shareholder at the close of business on the Record Date.
Q:	What constitutes a quorum for the Meeting?
A:

The quorum at the Meeting shall be two or more TransGlobe Shareholders present in person (or virtually) holding or representing by proxy not less than 10% of the TransGlobe Common Shares entitled to be voted at the TransGlobe Meeting. If a quorum is present at the opening of the Meeting the TransGlobe Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the TransGlobe Shareholders present in person (or virtually) or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business. No notice of the adjourned Meeting other than by announcement at the time of adjournment is required and, if at such adjourned meeting a quorum is not present, the TransGlobe Shareholders present in person or by proxy, shall be a quorum for all purposes.

See "General Proxy Matters – Procedure and Votes Required" in the body of this Information Circular.
Q:	What vote by TransGlobe Shareholders is required to approve the Arrangement Resolution?
A:	The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by TransGlobe Shareholders, either in person (or virtually) or by proxy, at the Meeting.

See "The Arrangement – TransGlobe Shareholder Approvals" in the body of this Information Circular.

Q:	Why is my vote important?
A:	In order to complete the Arrangement, TransGlobe Shareholders must approve the Arrangement Resolution.
Q:	Will the Consideration Shares to be issued to TransGlobe Shareholders be traded on an exchange?
A:	Yes. It is anticipated that the Consideration Shares will be listed on the NYSE and the LSE in connection with the completion of the Arrangement.

It is a condition to the completion of the Arrangement that the Consideration Shares to be issued to TransGlobe Shareholders in exchange for their TransGlobe Common Shares be approved for listing on the NYSE. Accordingly, VAALCO has agreed to use commercially reasonable efforts to obtain approval of the listing of the Consideration Shares for trading on the NYSE.

It is also a condition to the Arrangement that the FCA must have acknowledged that the application for Admission to trading on the Main Market has been approved by the FCA and such Admission has become effective. Accordingly, VAALCO has agreed to use its commercially reasonable efforts to obtain by the Effective Time: (i) acknowledgment from the FCA that the application for Admission to trading on the Main Market has been approved; and (ii) acknowledgment from the LSE that the conditions to the Consideration Shares being admitted to trading on the Standard List have been satisfied. VAALCO will provide the required notice to the NYSE of the listing of the Consideration Shares to be issued in connection with the Arrangement prior to the closing of the Arrangement.

Q:	What are TransGlobe's reasons for proposing the Arrangement and entering into the Arrangement Agreement?
A:

The TransGlobe Board concluded that the Arrangement provides significant potential benefits to TransGlobe and the TransGlobe Shareholders, including, among other things: the premium per TransGlobe Common Share that the Exchange Ratio represents to TransGlobe Shareholders; the diversification of the asset portfolio and revenue streams of the combined company in favorable geographies; and the Arrangement Agreement does not prevent an unsolicited third party from proposing or making a Superior Proposal to TransGlobe, that outweigh the uncertainties, risks and potentially negative factors relevant to the Arrangement. See "The Arrangement – Benefits of the Arrangement" in the body of this Information Circular.

Q:What is an arrangement?

A:

An arrangement is a statutory procedure under Alberta corporate Law that allows corporations to carry out transactions upon receiving shareholder and Court approval that then becomes binding on all other shareholders by operation of Law. The Arrangement will allow AcquireCo, an indirect wholly-owned subsidiary of VAALCO, to acquire all of the outstanding TransGlobe Common Shares pursuant to the Plan of Arrangement.  The Plan of Arrangement is being conducted under Section 193 of the ABCA.

Q:	How does the TransGlobe Board recommend that I vote?
A:

The TransGlobe Board unanimously recommends that you vote "FOR" the Arrangement Resolution to be considered and voted upon at the Meeting.  In reaching this decision, the TransGlobe Board considered, among other things, the benefits of the Arrangement and the Evercore Fairness Opinion.  The full text of the Evercore Fairness Opinion is attached as Appendix D.

See "The Arrangement – Recommendation of the TransGlobe Board" and "The Arrangement – Evercore Fairness Opinion" in the body of this Information Circular.
Q:	What do I need to do now?
A:

Please carefully read this Information Circular, its Appendices and other documents incorporated by reference herein to consider how the Arrangement affects you. After reading, you should take the proper steps to ensure that your vote is properly counted at the Meeting (see "How do I vote?" below).

Q:	How do I vote?
A:	See "General Proxy Matters – How to Participate at the Meeting" and "General Proxy Matters – Beneficial Shareholders" in the body of this Information Circular.
Q:	What does it mean if I receive more than one set of materials?
A:

This means you own TransGlobe Common Shares that are registered under different names. For example, you may own some TransGlobe Common Shares directly as a shareholder of record and other TransGlobe Common Shares through more than one broker, bank or other nominee. In these situations, you will receive multiple sets of materials. You must complete each proxy or voting instruction form you receive, or vote each set of TransGlobe Common Shares in accordance with the instructions provided.

Q:	What if I acquire ownership of TransGlobe Common Shares after the Record Date?
A:

If a TransGlobe Shareholder transfers TransGlobe Common Shares after the Record Date and the transferee of those TransGlobe Common Shares, having produced properly endorsed certificates evidencing such TransGlobe Common Shares or having otherwise established that the transferee owns such TransGlobe Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of TransGlobe Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such TransGlobe Common Shares at the Meeting.

Q:	How can I change or revoke my vote?

v

A:

A TransGlobe Shareholder who has already provided a vote by proxy has the power to revoke it. If you attend the Meeting at which the proxy is to be voted, then you may revoke the proxy and vote at the Meeting. In addition to revocation in any other manner permitted by Law, a proxy may be revoked by an instrument in writing signed by the TransGlobe Shareholder and deposited at the registered office of TransGlobe at any time up to and including the last day (other than Saturdays, Sundays and statutory holidays in the Province of Alberta) preceding the day of the Meeting at which the proxy is to be used.

If a TransGlobe Shareholder uses a 12-digit control number to login to the Meeting online and accepts the terms and conditions, by doing so such TransGlobe Shareholder will be revoking any and all previously submitted proxies.  However, in such a case, the TransGlobe Shareholder will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If a TransGlobe Shareholder DOES NOT wish to revoke all previously submitted proxies, the TransGlobe Shareholder should not accept the terms and conditions, in which case the TransGlobe Shareholder can only attend the Meeting as a guest.

See "General Proxy Matters – Revocation of Proxies" in the body of this Information Circular.

Q:	Am I entitled to dissent rights?
A:

Registered TransGlobe Shareholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their TransGlobe Common Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. A TransGlobe Shareholder's right to dissent is more particularly described in the text of Section 191 of the ABCA and the Interim Order, which are set forth in Appendices E and B, respectively.  A Dissenting TransGlobe Shareholder must send to TransGlobe a written objection to the Arrangement Resolution, which written objection must be received by TransGlobe, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Craig Alcock, by 4:00 p.m. (Calgary time) on September 27, 2022 (or the second last business day prior to the date of the Meeting if the Meeting is not held on September 29, 2022).

Beneficial Shareholders who wish to dissent should be aware that only registered holders of TransGlobe Common Shares are entitled to dissent. Accordingly, a Beneficial Shareholder who desires to exercise the right of dissent must make arrangements for the TransGlobe Common Shares beneficially owned by such holder to be registered in the holder's name prior to the time written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered TransGlobe Shareholder to dissent on Beneficial Shareholder's behalf.

It is suggested that any TransGlobe Shareholder wishing to dissent seek their own legal advice, as the failure to strictly comply with the provisions of the ABCA, as modified by the Interim Order and Plan of Arrangement, may prejudice such TransGlobe Shareholder's right to dissent.

See "The Arrangement – Rights of Dissent" in the body of this Information Circular.

Q:	Does completion of the Arrangement require approval from VAALCO Stockholders?
A:

Yes.  VAALCO will hold the VAALCO Meeting to consider the VAALCO Resolutions in connection with the Arrangement.  The VAALCO Resolutions require the VAALCO Stockholders to consider and vote on the following proposals:

1.

Proposal No. 1 – The Amendment Proposal – to approve an amendment to the VAALCO Restated Certificate of Incorporation to increase the authorized VAALCO Shares from 100,000,000 shares to 160,000,000 shares (the "Amendment Proposal"); and

2.	Proposal No. 2 – The Share Issuance Proposal – to approve the issuance of VAALCO Shares to TransGlobe Shareholders in connection with the Arrangement Agreement (the "Share Issuance Proposal").

In order to complete the Arrangement, VAALCO Stockholders must approve the above proposals. Pursuant to the DGCL Section 242, approval of the Amendment Proposal will require the affirmative vote of the holders of a majority of the outstanding VAALCO Shares entitled to vote at the VAALCO Meeting. Pursuant to Section 312.03 of the Listed Company Manual of the NYSE and the VAALCO Bylaws, approval of the Share Issuance Proposal will require the affirmative vote of holders of a majority of the VAALCO Shares who, being present in person (online) or voting by proxy and entitled to vote at the VAALCO Meeting, cast votes affirmatively or negatively on the Share Issuance Proposal.

Q:	Is completion of the Arrangement subject to any conditions?
A:

Yes. VAALCO and TransGlobe cannot complete the Arrangement unless a number of conditions are satisfied or waived, including, among other things, receipt of the required approvals from the VAALCO Stockholders, TransGlobe Shareholders and the Court.

See "The Arrangement – Procedural Steps for the Arrangement to Become Effective", "The Arrangement – TransGlobe Shareholder Approvals" and "The Arrangement – Other Approvals" in the body of this Information Circular.

Q:	What happens if the Arrangement is terminated?
A:

If the Arrangement is terminated, TransGlobe will not be combined with VAALCO, and TransGlobe and VAALCO will continue to operate as separate entities as they did before. The Arrangement Agreement contains certain termination rights for both TransGlobe and VAALCO, including where: (i) the Arrangement is not consummated on or before the Outside Date; (ii) a Law or order comes into effect prohibiting consummation of the Arrangement and such Law or order has become final and non-appealable; or (iii) the approval of TransGlobe Shareholders of the Arrangement Resolution is not obtained at the Meeting, or the approval of the VAALCO Stockholders of the VAALCO Resolutions is not obtained at the VAALCO Meeting.

Additionally, each of VAALCO and TransGlobe has a separate termination right in certain circumstances, including if: (i) the board of directors of the other Party changes its recommendation prior to the time that such Party's stockholder or shareholder approval, as the case may be, is obtained; (ii) the other Party materially breaches its non-solicitation covenants in the Arrangement Agreement; (iii) there is or has been a Material Adverse Effect on the other Party; or (iv) the other Party breaches any representation or warranty or fails to perform any covenant or agreement that would cause certain conditions precedent to the Arrangement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date.

The Arrangement Agreement further provides that, upon termination of the Arrangement Agreement under certain circumstances, TransGlobe will be required to pay to VAALCO (or, at VAALCO's direction, AcquireCo) a termination fee of $9.15 million in connection with such termination, or VAALCO (or, at VAALCO's direction, AcquireCo) will be required to pay to TransGlobe a termination fee of $9.15 million in connection with such termination. Under certain circumstances upon termination, the Arrangement Agreement also provides that TransGlobe or VAALCO (or, at VAALCO's direction, AcquireCo) will be required to reimburse the other Party for out-of-pocket expenses incurred up to $2.00 million.

See "The Arrangement – The Arrangement Agreement – Termination of the Arrangement Agreement" and "The Arrangement – The Arrangement Agreement – Expenses" in the body of this Information Circular.

Q:	When does TransGlobe expect the Arrangement to become effective?

A:

The Arrangement is expected to close in the second half of 2022. Closing is conditional on TransGlobe Shareholders approving the Arrangement Resolution, the approval of VAALCO Stockholders of the VAALCO Resolutions, and the satisfaction of other closing conditions.

See "The Arrangement – Timing" in the body of this Information Circular.
Q:	What will happen if the Arrangement is completed?
A:

If the Arrangement is completed, AcquireCo will acquire all of the issued and outstanding TransGlobe Common Shares and TransGlobe will become a direct wholly-owned subsidiary of AcquireCo and an indirect wholly-owned subsidiary of VAALCO. VAALCO intends to have the TransGlobe Common Shares delisted from AIM, the TSX and NASDAQ as promptly as possible following completion of the Arrangement. In addition, it is expected that VAALCO will, subject to applicable Law, apply to have TransGlobe cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate TransGlobe's reporting obligations in Canada and the United States following completion of the Arrangement.

Upon completion of the Arrangement, VAALCO will become a reporting issuer in each of the provinces of Canada by virtue of the completion of the Arrangement with TransGlobe. Subject to certain exceptions, VAALCO will be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of VAALCO to file reports with respect to trades of VAALCO securities, provided VAALCO complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and VAALCO files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

Q:	Who will be the directors and executive officers of the combined company following the Arrangement?
A:

VAALCO has agreed with TransGlobe that it will take all actions necessary to ensure that, as of the Effective Time, the combined company's board of directors will be comprised of four members of the existing VAALCO Board: Andrew L. Fawthrop, George Maxwell, Cathy Stubbs and Fabrice Nze-Bekale; and three members of the existing TransGlobe Board: David Cook, Edward LaFehr and Timothy Marchant. Andrew L. Fawthrop will continue as the Chairman of the VAALCO Board.

It is expected that VAALCO's Chief Executive Officer and Chief Financial Officer will remain with VAALCO following the consummation of the Arrangement.  Further, it is expected that VAALCO will exercise the rights contained in the employment agreements of each of TransGlobe's Executive Employees that will require such officer to remain employed by the combined company for a minimum of a three-month period following the consummation of the Arrangement.

See "Information Concerning the Combined Company— Directors and Executive Officers after the Business Combination" in the body of this Information Circular.

Q:	Are there any risks I should consider in connection with the Arrangement?
A:

Yes. There are a number of risk factors relating to TransGlobe's business and operations, the Arrangement and the combined company's business and operations, all of which should be carefully considered.

See "Risk Factors" in the body of this Information Circular.

Q:	Is this TransGlobe's annual meeting? Will I be voting on the election of directors at the Meeting?
A:	No. This is not TransGlobe's annual meeting and you will not be asked to elect directors at the Meeting.

Q:	Who is paying for this Information Circular and the enclosed Meeting materials?
A:

This Information Circular is furnished in connection with the solicitation of proxies by the management of TransGlobe to be used at the Meeting.  All costs of the solicitation will be borne by the Corporation.

Q:	Is this Information Circular the only way that proxies are being solicited?
A:

Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of TransGlobe who may be specifically remunerated therefor.

See "General Proxy Matters – Solicitation of Proxies" in the body of this Information Circular.
Q:	Who can help answer my questions?
A:

The information provided above in the question-and-answer format is for your convenience only and is merely a summary of some of the information in this Information Circular. You should carefully read the entire Information Circular, including its Appendices and other documents incorporated by reference herein.

TransGlobe Shareholders with questions regarding the virtual Meeting portal or requiring assistance accessing the Meeting website may contact Odyssey via the following number(s): 587-885-0960 or toll free at 1-888-290-1175.

In addition, if you have any other questions or need additional information, you should consult your financial, legal, tax or other professional advisor, or contact our proxy solicitation agent, D.F. King, by phone toll-free at (888) 540-8736 (banks and brokers only at (212) 269-5550) or by email at tga@dfking.com.

You may also obtain additional information about TransGlobe through the documents that we file on the SEDAR website (www.sedar.com) and that upon request, you will be provided with a copy free of charge. However, such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

TransGlobe Energy Corporation

NOTICE OF SPECIAL MEETING

to be held September 29, 2022

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of holders ("TransGlobe Shareholders") of common shares ("TransGlobe Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Corporation") will be held virtually at https://web.lumiagm.com/#/201458342, on September 29, 2022, at 9:00 a.m. (Calgary time) for the following purposes:

1.

to consider pursuant to an interim order of the Court of Queen's Bench of Alberta dated August 29, 2022, as may be amended, modified, supplemented or varied (the "Interim Order"), and, if thought advisable, to pass a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying management information circular of TransGlobe dated August 29, 2022 (the "Information Circular"), approving a plan of arrangement (the "Plan of Arrangement") involving VAALCO Energy, Inc., VAALCO Energy Canada ULC, TransGlobe, the TransGlobe Shareholders and other securityholders of TransGlobe under Section 193 of the Business Corporations Act (Alberta) (the "ABCA"), all as more particularly described in the Information Circular (the "Arrangement"); and

2.	to transact such further and other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular. The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by TransGlobe Shareholders, either in person (or virtually) or by proxy, at the Meeting.

Voting at the Meeting

The record date for the Meeting has been fixed at the close of business on August 24, 2022 (the "Record Date"). Only TransGlobe Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. TransGlobe Shareholders of record will be entitled to vote those TransGlobe Common Shares included in the list of TransGlobe Shareholders prepared as at the Record Date. If a TransGlobe Shareholder transfers TransGlobe Common Shares after the Record Date and the transferee of those TransGlobe Common Shares, having produced properly endorsed certificates evidencing such TransGlobe Common Shares or having otherwise established that the transferee owns such TransGlobe Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of TransGlobe Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such TransGlobe Common Shares at the Meeting.

You will not be able to attend the Meeting physically. A virtual-only meeting format is being adopted to give all TransGlobe Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location.  We are not aware of any items of business to be brought before the Meeting other than those described in the enclosed Meeting materials.

The Meeting can be accessed by logging in online at https://web.lumiagm.com/#/201458342. As described in the enclosed Meeting materials (which are also accessible electronically, as set out below), registered TransGlobe Shareholders are entitled to participate at the Meeting if they held their TransGlobe Common Shares as of the close of business on the Record Date.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each TransGlobe Shareholder has the right to appoint a proxyholder other than such persons, who need not be a TransGlobe Shareholder, to attend and to act for such TransGlobe Shareholder and on such TransGlobe Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the TransGlobe Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the TransGlobe Shareholder's appointee should be included in the applicable field. Non-registered (beneficial) TransGlobe Shareholders who wish to vote at the Meeting will be required to appoint themselves as proxyholder in

ii

advance of the Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary, generally being a bank, trust company, securities broker, trustee or other institution. In all cases, TransGlobe Shareholders must carefully follow the instructions set out in their applicable proxy or voting instruction forms AND those set out below under "How to Participate at the Meeting".

Registered TransGlobe Shareholders and duly appointed proxyholders (including beneficial TransGlobe Shareholders who have duly appointed themselves as proxyholders) who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided that they are connected to the internet. Guests, including non-registered TransGlobe Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below, under "How to Participate at the Meeting". Guests can listen to the Meeting but will not be able to communicate or vote. TransGlobe Shareholders will not be able to attend the Meeting physically.

TransGlobe Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any postponement or adjournment thereof.  To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Corporation's transfer agent and registrar, Odyssey Trust Company ("Odyssey"): (i) by mail using the enclosed return envelope or one addressed to Odyssey Trust Company, Trader's Bank Building, 702 67 Yonge Street, Toronto, Ontario, M5E 1J8 Attention: Proxy Department; (ii) by hand delivery to Odyssey Trust Company, Trader's Bank Building, 702 67 Yonge Street, Toronto, Ontario, M5E 1J8 Attention: Proxy Department; or (iii) through the internet at https://login.odysseytrust.com/pxlogin (detailed instructions are included with your proxy materials) and follow the instructions in each case not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the Meeting or any postponement or adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the TransGlobe Shareholder or the TransGlobe Shareholder's attorney authorized in writing or, if the TransGlobe Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a TransGlobe Shareholder should be delivered by facsimile to Odyssey at 1-800-517-4553.

How to Participate at the Meeting

Registered TransGlobe Shareholders may vote at the Meeting by completing their proxy in advance of the Meeting or by completing a ballot at the Meeting that will be made available online during the Meeting, as further described below.

If you are a registered TransGlobe Shareholder and wish to appoint a third party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, prior to the prescribed deadline noted below. If you vote through the internet, you may also appoint a third party proxyholder by going to https://login.odysseytrust.com/pxlogin and following the instructions. Registered TransGlobe Shareholders wishing to appoint a third party proxyholder (other than the TransGlobe proxy nominees) must ALSO register their proxyholders at appointee@odysseytrust.com. TransGlobe Shareholders in the U.S. wishing to appoint a third party proxyholder (other than the TransGlobe proxy nominees) must ALSO register their proxyholders at appointee@odysseytrust.com.

Non-registered (beneficial) TransGlobe Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting but will be able to participate as a guest. This is because the Corporation and our transfer agent, Odyssey, do not have a record of the non-registered TransGlobe Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered TransGlobe Shareholders appoint themselves as proxyholder. If you are a non-registered TransGlobe Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and follow all of the applicable instructions, prior to the prescribed deadline provided by your intermediary (which may be an earlier time than set out above) AND then register yourself as proxyholder at appointee@odysseytrust.com. After you register, Odyssey will provide you with a control number via email. Please contact your stockbroker or other intermediary as soon as possible to determine what additional

iii

procedures must be followed to appoint yourself or a third party as your proxyholder (including whether to obtain a separate valid legal form of proxy from your intermediary if you are located outside of Canada).

In all cases, all proxies must be received and all proxyholders must be registered before 9:00 a.m. (Calgary time) on September 27, 2022 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting.

The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://web.lumiagm.com/#/201458342. We recommend that you log in at least 30 minutes before the Meeting begins as follows:

•	Click "Login" and then enter your control number (see below) and Password "transglobe2022" (case sensitive); OR
•	Click "Guest" and then complete the online form.

If you are a registered TransGlobe Shareholder, the control number located on the form of proxy is your control number. If you duly appoint a third party proxyholder, Odyssey will provide such proxyholder with a control number by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above. The password for duly appointed proxyholders is "transglobe2022". Registration of third party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a control number, proxyholders will not be able to participate at the Meeting but will be able to listen as a guest.

If you attend the Meeting online and you are a registered TransGlobe Shareholder or proxyholder and wish to vote at the Meeting, it is important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures. Shareholders with questions regarding the virtual Meeting portal or requiring assistance accessing the Meeting website may contact Odyssey via the following number(s): 587-885-0960 or toll free at 1-888-290-1175.

The accompanying Information Circular contains important information regarding the business to be conducted at the Meeting.  TransGlobe Shareholders are strongly urged to review this information carefully.

Rights of Dissent

Pursuant to the Interim Order, registered TransGlobe Shareholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their TransGlobe Common Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. A TransGlobe Shareholder's right to dissent is more particularly described in the accompanying Information Circular and the text of Section 191 of the ABCA and the Interim Order, which are attached as Appendices E and B, respectively, to the accompanying Information Circular.  Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right to dissent. A dissenting TransGlobe Shareholder must send to TransGlobe a written objection to the Arrangement Resolution, which written objection must be received by TransGlobe, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Craig Alcock, by 4:00 p.m. (Calgary time) on September 27, 2022 (or the second last business day prior to the date of the Meeting if the Meeting is not held on September 29, 2022).

Persons who are beneficial owners of TransGlobe Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of TransGlobe Common Shares are entitled to dissent. Accordingly, a beneficial owner of TransGlobe Common Shares who desires to exercise the right of dissent must make arrangements for the TransGlobe Common Shares beneficially owned by such holder to be registered in the holder's name prior to the time written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make

iv

arrangements for the registered holder of such TransGlobe Common Shares to dissent on the holder's behalf. It is strongly encouraged that any TransGlobe Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such TransGlobe Shareholders' right to dissent.

Other Matters

TransGlobe Shareholders that have any questions or need additional information with respect to the voting of their TransGlobe Common Shares should consult their financial, legal, tax or other professional advisor, or contact our proxy solicitation agent, D.F. King, by phone toll-free at (888) 540-8736 (banks and brokers only at (212) 269-5550) or by email at tga@dfking.com.

Dated at the City of Calgary, in the Province of Alberta, this 29th day of August, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF TRANSGLOBE ENERGY CORPORATION
(signed) "Randall C. Neely" Randall C. Neely President, Chief Executive Officer and a Director TransGlobe Energy Corporation

v

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING TRANSGLOBE ENERGY CORPORATION, VAALCO ENERGY, INC., VAALCO ENERGY CANADA ULC AND THE SECURITYHOLDERS OF TRANSGLOBE ENERGY CORPORATION

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the "Application") has been filed with the Court of Queen's Bench of Alberta (the "Court"), Judicial Centre of Calgary, on behalf of TransGlobe Energy Corporation (the "Corporation") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving the Corporation, VAALCO Energy, Inc. ("VAALCO"), VAALCO Energy Canada ULC and the holders ("TransGlobe Shareholders") of common shares ("TransGlobe Common Shares") of the Corporation, which Arrangement is described in greater detail in the Management Information Circular of the Corporation dated August 29, 2022, accompanying this Notice of Application.  At the hearing of the Application, the Corporation intends to seek an order:

1.	declaring that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected from a substantive and procedural point of view;
2.	approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;
3.

declaring that the registered TransGlobe Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order of the Court dated August 29, 2022 (the "Interim Order");

4.

declaring that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA and the issuance of the Proof of Filing of Articles of Arrangement under the ABCA, become effective in accordance with its terms and will be binding on and after the effective time of the Arrangement; and

5.	granting such further and other orders, declarations and directions as the Court may deem just.

The Court has been advised that its final order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of shares of common stock of VAALCO to TransGlobe Shareholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 1A Sir Winston Churchill Square, Edmonton, Alberta on the 29th day of September, 2022 at 2:00 p.m. (Calgary time), or as soon hereafter as counsel may be heard.  Any TransGlobe Shareholder or any other interested party desiring to support or oppose the Application, may appear at the time of the hearing in person or by counsel for that purpose.  Any TransGlobe Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court, and serve upon the Corporation, on or before 4:00 p.m. (Calgary time) on September 27, 2022 (or the business day that is two business days prior to the date of the Meeting if it is not held on September 29, 2022), a Notice of Intention to Appear, including an address for service in the Province of Alberta and indicating whether such TransGlobe Shareholder or other interested party intends to support or oppose the Application or make submissions thereat, together with a summary of the position that such holder or person intends to advance before the Court and any evidence or materials which are to be

vi

presented to the Court.  Service on the Corporation is to be effected by delivery to the solicitors for the Corporation at the address below.

AND NOTICE IS FURTHER GIVEN that, at the hearing, subject to the foregoing, the TransGlobe Shareholders and any other interested parties will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve the terms and conditions of the Arrangement as presented, approve the Arrangement subject to such terms and conditions as the Court shall deem fit, or refuse to approve the Arrangement without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by the Corporation and that in the event the hearing of the Application is adjourned only those persons who have appeared before the Court for the Application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of TransGlobe Shareholders for the purpose of such holders voting upon, amongst other things, a special resolution to approve the Arrangement, as to giving of notice of such meeting and the Application, for the manner of conducting the vote in respect of such meeting and has directed that registered holders of TransGlobe Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any TransGlobe Shareholder or other interested party requesting the same by the undermentioned solicitors for the Corporation upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP

Suite 2400, 525 – 8th Avenue S.W.
Calgary, Alberta  T2P 1G1

Attention:  Craig Alcock

DATED at the City of Calgary, in the Province of Alberta, this 29th day of August, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF TRANSGLOBE ENERGY CORPORATION
(signed) "Randall C. Neely" Randall C. Neely President, Chief Executive Officer and a Director TransGlobe Energy Corporation

Management INFORMATION CIRCULAR

Introduction

This management information circular (this "Information Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of TransGlobe for use at the Meeting and any adjournment or postponement thereof.  No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".

All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the Evercore Fairness Opinion or the Interim Order in this Information Circular are qualified in their entirety by: (i) in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular; (ii) in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C to this Information Circular; (iii) in the case of the Evercore Fairness Opinion, the complete text of the Evercore Fairness Opinion, a copy of which is attached as Appendix D to this Information Circular; and (iv) in the case of the Interim Order, the complete text of the Interim Order, a copy of which is attached as Appendix B to this Information Circular.  You are urged to carefully read the full text of these documents.

Information contained in or otherwise accessed through TransGlobe's website, or any other website, does not constitute part of this Information Circular.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation.

Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstance, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

Although the TransGlobe Common Shares are registered with the SEC under the U.S. Exchange Act, and the issued and outstanding TransGlobe Common Shares are listed and posted for trading on NASDAQ, the Corporation is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the SEC's proxy access, formatting and filing requirements. The TransGlobe Common Shares are also listed on AIM. Beneficial Shareholders who hold their TransGlobe Common Shares through the depositary ("Depositary Interests"), Computershare Investor Services plc (the "AIM Depositary"), should refer to "General Proxy Matters – Beneficial Shareholders" set forth herein.

These securityholder materials are being sent to both registered TransGlobe Shareholders and Beneficial Shareholders and holders of Depositary Interests. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities requirements from the intermediary holding on your behalf.

Information contained in this Information Circular is given as of August 29, 2022 unless otherwise specifically stated.

Information Concerning VAALCO and AcquireCo

The information concerning VAALCO and AcquireCo contained in this Information Circular, including but not limited to the information in Appendix G – "Information Concerning VAALCO", has been provided by VAALCO and AcquireCo.  Although TransGlobe has no knowledge that would indicate that any of such information is untrue or incomplete, TransGlobe does not assume any responsibility for the accuracy or completeness of such information or the failure by VAALCO or AcquireCo to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to TransGlobe.

Forward-looking Statements

Certain statements contained in this Information Circular and in the documents incorporated by reference herein constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions or the negative thereof.

In particular, this Information Circular contains forward-looking statements pertaining to:

•

the proposed Arrangement and its expected terms, timing and closing, including receipt of required approvals, if any, satisfaction of other customary closing conditions and expected changes and appointments to the VAALCO executive team and VAALCO Board;

•	estimates of pro forma reserves and future drilling, production and sales of crude oil and natural gas;
•	estimates of future cost reductions, synergies, including pre-tax synergies, savings and efficiencies;
•	expectations regarding the combined company's ability to effectively integrate assets and properties it may acquire as a result of the proposed Arrangement;
•

expectations regarding future exploration and the development, growth and potential of the combined company's operations, project pipeline and investments, and schedule and anticipated benefits to be derived therefrom;

•	expectations regarding future investments or divestitures;
•	expectations of future dividends and returns to stockholders including share buybacks;
•	expectations of future balance sheet strength and credit ratings including pro forma financial metrics;
•	expectations of future equity and enterprise value;
•	expectations regarding the listing of the Consideration Shares on the NYSE and LSE and delisting of TransGlobe shares from NASDAQ, the TSX and AIM;
•	expectations regarding the percentage share of the combined company that are expected to be owned by existing VAALCO Stockholders and TransGlobe Shareholders;
•	expectations of future plans, priorities, focus and benefits of the proposed Arrangement and the combined company;
•	the combined company's environmental, social and governance related focus and commitments, and the anticipated benefits to be derived therefrom;
•	terms of hedging contracts;
•	expectations relating to resource potential and the potential to add reserves;
•	the perceived benefits of the Arrangement; and
•	the treatment of TransGlobe Shareholders under tax Laws.

These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting:

•

the perceived benefits of the Arrangement, which are based upon a number of facts, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions (see "The Arrangement – Benefits of the Arrangement" and "The Arrangement – Recommendation of the TransGlobe Board");

•

certain steps in, and timing of, the Arrangement and the Effective Date of the Arrangement, which are based upon the terms of the Arrangement Agreement and advice received from counsel to the Corporation relating to timing expectations (see "The Arrangement");

•

the listing of the VAALCO Shares issuable pursuant to the Arrangement on the NYSE and LSE and the delisting of the TransGlobe Common Shares from the TSX, NASDAQ and AIM, which is based on receipt of all required approvals from the TSX, NYSE, NASDAQ, LSE and AIM, as applicable;

•

the treatment of TransGlobe Shareholders under tax laws, which is subject to the statements under "Certain Canadian Federal Income Tax Considerations", "Certain U.S. Federal Income Tax Considerations" and "Certain U.K. Tax Considerations";

•	the effects of the Arrangement on the Corporation and VAALCO, which are based on TransGlobe's management's current expectations regarding the intentions of VAALCO; and
•

the business of each of TransGlobe and VAALCO including those set forth in the TransGlobe AIF and VAALCO's Annual Report on Form 10-K for the year ended December 31, 2021 and their other respective public disclosure filings.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. TransGlobe believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular and in the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Information Circular.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•	the ability to obtain stockholder, shareholder, Court and regulatory approvals (if any) in connection with the proposed Arrangement;
•	the ability to complete the proposed Arrangement on the anticipated terms and timetable;
•	the possibility that various closing conditions for the Arrangement may not be satisfied or waived;
•	risks relating to any unforeseen liabilities of VAALCO and/or TransGlobe;
•	the tax treatment of the proposed Arrangement in the United States, Canada and the United Kingdom;
•	declines in oil or natural gas prices;
•	the level of success in exploration, development and production activities;
•	adverse weather conditions that may negatively impact development or production activities;
•	the timing and costs of exploration and development expenditures;
•	inaccuracies of reserve estimates or assumptions underlying them;
•	revisions to reserve estimates as a result of changes in commodity prices;
•	impacts to financial statements as a result of impairment write-downs;
•	the ability to generate cash flows that, along with cash on hand, will be sufficient to support operations, stockholder returns and cash requirements;
•	the ability to attract capital or obtain debt financing arrangements;
•	currency exchange rates and regulations;
•	actions by joint venture co-owners;
•	hedging decisions, including whether or not to enter into derivative financial instruments;
•	international, federal, state and provincial initiatives relating to the regulation of hydraulic fracturing;
•	failure of assets to yield oil or gas in commercially viable quantities;
•	uninsured or underinsured losses resulting from oil and gas operations;
•	inability to access oil and gas markets due to market conditions or operational impediments;
•	the impact and costs of compliance with Laws and regulations governing oil and gas operations;
•	the ability to replace oil and natural gas reserves;
•	any loss of senior management or technical personnel;
•	competition in the oil and gas industry;

•

the risk that the proposed Arrangement may not increase TransGlobe's relevance to investors in the international exploration and production industry, increase capital market access through scale and diversification or provide liquidity benefits for stockholders; and

•	the risks set forth under "Risk Factors" in this Information Circular.

Additionally, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. Forward-looking statements regarding the percentage share of the combined company that are expected to be owned by existing VAALCO Stockholders and TransGlobe Shareholders have been calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement.

TransGlobe Shareholders are cautioned that statements with respect to future dividends and share buybacks are non-binding. The declaration and payment of future dividends or the terms of any share buybacks remain at the discretion of the board of directors of the combined company and will be determined based on the combined company's financial results, balance sheet strength, cash and liquidity requirements, future prospects, crude oil and natural gas prices, and other factors deemed relevant by the board of directors of the combined company. The board of directors of the combined company reserves all powers related to the declaration and payment of dividends.

This Information Circular also contains financial outlook within the meaning of applicable securities Laws, including but not limited to: estimates of future cost reductions, synergies, including pre-tax synergies, savings and efficiencies; expectations of future dividends and returns to stockholders including share buybacks; expectations of future balance sheet strength including pro forma financial metrics; expectations of future equity and enterprise value; and the treatment of TransGlobe Shareholders under Tax Laws; all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of the  Corporation  and the combined company and  financial  results  may  vary  from  the  amounts  set  forth  in  this  Information Circular  and  such  variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities Laws, the Corporation undertakes no obligation to update such financial outlook. The financial outlook contained in this Information Circular was made as of the date of this Information Circular and was provided for the purpose of providing further information about the Corporation's and the combined company's potential future business operations. Readers are cautioned that the financial outlook contained in this Information Circular is not conclusive and is subject to change.

With regard to the forward-looking statements in VAALCO's and TransGlobe's documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Except as required by law, the Corporation does not undertake any obligation to publicly update or revise any forward-looking statements.

Readers should also carefully consider the matters discussed under the headings "Risk Factors", "Certain Canadian Federal Income Tax Considerations" and other risks described elsewhere in this Information Circular and in the documents incorporated by reference herein, including Appendix F – "Information Concerning TransGlobe", Appendix G – "Information Concerning VAALCO", the TransGlobe AIF and the VAALCO annual report (filed on Form 10-K for the year ended December 31, 2021 and filed with the SEC on March 11, 2022) which are incorporated by reference herein. Additional information on these and other factors that could affect the operations or financial results of TransGlobe or VAALCO are included in documents on file with applicable Canadian Securities Administrators and may be accessed on TransGlobe's issuer profile through the SEDAR website (www.sedar.com) and that upon request, you will be provided with a copy free of charge. Such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

Notice to TransGlobe Shareholders in the United States

THE ARRANGEMENT AND THE CONSIDERATION SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAVE THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Consideration Shares, pursuant to the Arrangement, will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements under the U.S. Securities Act the issuance of securities which have been approved, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction, at which all persons to whom it is proposed the securities will be issued shall have the right to appear, by any court expressly authorized by law to grant such approval (see "The Arrangement – Other Approvals – Court Approvals"). The Consideration Shares to be received by TransGlobe Shareholders in exchange for their TransGlobe Common Shares pursuant to the Arrangement will be freely transferable under U.S. Securities Laws, except by persons who are "affiliates" (as defined in Rule 144) of VAALCO after the Effective Time, or were "affiliates" of VAALCO within 90 days prior to the Effective Time (see "Securities Law Matters – United States – Resales of VAALCO Shares After the Effective Time").

TransGlobe Shareholders who are citizens or residents of the United States should be aware that the Arrangement described herein may have both U.S. and Canadian tax consequences to them which may not be fully described in this Information Circular. For a general summary of certain Canadian and U.S. federal income tax consequences relevant to TransGlobe Shareholders located or resident in the United States, see "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada" and "Certain U.S. Federal Income Tax Considerations". TransGlobe Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Although the TransGlobe Common Shares are registered with the SEC under the U.S. Exchange Act, and the issued and outstanding TransGlobe Common Shares are listed and posted for trading on NASDAQ, TransGlobe is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the SEC's proxy access, formatting and filing requirements. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with the disclosure requirements of Canadian securities laws. TransGlobe Shareholders located or resident in the U.S. should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of TransGlobe incorporated by reference herein have been prepared in accordance with IFRS. Accordingly, the financial statements of TransGlobe may not be comparable to financial statements prepared in accordance with U.S. GAAP (see – "Summary of Significant IFRS to U.S. GAAP Differences").

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that TransGlobe and AcquireCo are organized under the laws of a jurisdiction outside the U.S., that their officers and directors include residents of countries other than the United States, that some or all of the experts named in this Information Circular and the documents incorporated by reference may be residents of countries other the United States, or that all or a substantial portion of the assets of TransGlobe, AcquireCo and such persons are located outside the United States. As a result, it may be difficult or impossible for TransGlobe Shareholders in the United States to effect service of process within the United States on TransGlobe, AcquireCo or such persons, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, TransGlobe Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

Readers should also carefully consider the matters discussed under the headings "Risk Factors", "Certain U.S. Federal Income Tax Considerations" and other risks described elsewhere in this Information Circular and in the documents incorporated by reference herein.

Barrel of Oil Equivalency

The term barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation.  A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Pro Forma 2022 Production Guidance and 2023 Preliminary Outlook Production Ranges

The combined company's 2022 production guidance range and 2023 preliminary outlook production range disclosed in this Information Circular refer to "oil and liquids" on a barrels of oil equivalent per day basis and consist of the following product types, as defined in  NI 51-101 and using a BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf: 1 bbl): 2022 heavy crude: approximately 6,023bbls/d; light and medium crude: approximately 10,994 bbls/d; natural gas: approximately 3,813 Mcf/d; natural gas liquids: approximately 647 bbls/d on a net revenue interest basis: 2023 heavy crude: approximately 6,404bbls/d; light and medium crude: approximately 11,509 bbls/d; natural gas: approximately 4,590 Mcf/d; natural gas liquids: approximately 786 bbls/d on a net revenue interest basis. In order to align TransGlobe's presentation to that of VAALCO, the combined company's 2022 production guidance range and 2023 preliminary outlook production range disclosed in this Information Circular have been prepared on a company net basis after deduction of royalties. For further information, see "Risk Factors – TransGlobe's public filings are subject to Canadian disclosure standards which differ from VAALCO's public filings which are subject to U.S. disclosure standards".

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many TransGlobe Shareholders, as a substantial number of TransGlobe Shareholders do not hold TransGlobe Common Shares in their own name.  Beneficial Shareholders should note that only proxies deposited by TransGlobe Shareholders whose names appear on the records of TransGlobe as the registered holders of TransGlobe Common Shares can be recognized and acted upon at the Meeting. If TransGlobe Common Shares are listed in an account statement provided to a TransGlobe Shareholder by a broker, then in almost all cases, those TransGlobe Common Shares will not be registered in the TransGlobe Shareholder's name on the records of TransGlobe. Such TransGlobe Common Shares will more likely be registered under the name of the TransGlobe Shareholder's broker or an agent of that broker.  If you are a Beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

For further information, see "General Proxy Matters – Beneficial Shareholders".

Non-GAAP Measures

Certain of VAALCO's and TransGlobe's documents incorporated by reference in this Information Circular use and refer to financial measures commonly used in the oil and gas industry, which do not have any standardized meaning prescribed by IFRS. Please refer to the non-GAAP measures advisories in such documents for the definitions and descriptions of such terms.

Summary of Significant IFRS to U.S. GAAP Differences

The financial information of VAALCO incorporated by reference into this Information Circular has been prepared and presented in accordance with U.S GAAP. Certain differences exist between IFRS and U.S. GAAP, which might be material to the financial information incorporated by reference into this Information Circular.

The principal differences between U.S. GAAP and IFRS which might be material in the preparation of VAALCO's consolidated financial statements are described below. The following summary does not include all differences that exist between IFRS and U.S. GAAP and is not intended to provide a comprehensive listing of all such differences specifically related to VAALCO, TransGlobe or the industry in which VAALCO and TransGlobe operate.

The differences described below reflect only those differences in accounting policies in force at the time of the preparation of the historical financial information of VAALCO. There has been no attempt to identify future differences between IFRS and U.S. GAAP as the result of prescribed changes in accounting standards, transactions or events that may occur in the future.

Impairment of Long-Lived Assets

Under both U.S. GAAP and IFRS, long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amounts may be impaired. Under U.S. GAAP, the asset group is first tested for recoverability by determining if its carrying amount exceeds the expected future cash flows from the asset group on an undiscounted basis. If the asset group is determined to not be recoverable, an impairment expense is recorded for the excess of the asset group's carrying amount over its fair value. Further, future reversal of a previously recognized impairment loss is prohibited.

Under IFRS, when an impairment indicator is determined to exist, an impairment expense is recorded for the excess of the cash generating unit carrying amount over its recoverable amount, determined as the greater of its fair value less costs of disposal and its value in use. An impairment expense previously recorded is reversible in subsequent periods under certain conditions.

Exploration and Evaluation Costs

Under both U.S. GAAP and IFRS, there are two broad methods typically used to account for exploration and evaluation costs, namely, successful efforts and full cost. However, there are further variations of these two approaches in practice and accordingly differences may exist in the accounting for exploration and evaluation costs, depending on the policy elected by the entity and any variation applied. In particular, under IFRS, an accounting policy is determined for each type of exploration and evaluation expenditure of either immediate expense or capitalization as an asset and such policy is applied consistently.

Under the successful efforts method, certain costs incurred during exploration and costs incurred in finding, acquiring and developing reserves are typically capitalized on a field-by-field basis. Capitalized costs are allocated to commercially viable hydrocarbon reserves and depleted as production occurs. U.S GAAP contains more prescriptive guidance on the types of exploration costs that can be capitalized – in particular, geological and geophysical activities, costs of carrying and retaining undeveloped properties and costs associated with exploratory dry holes are recognized as an expense as they are incurred. Costs of drilling exploratory and exploratory-type test wells are capitalized pending determination of whether such well can produce proved reserves.

Under the full cost method, all costs incurred in searching for, acquiring and developing the reserves in a large geographic cost center or pool, such as a country, are capitalized. The cost pools are then depleted on a country basis as production occurs. If exploration efforts in the country or the geological formation are wholly unsuccessful, the costs are expensed. This method generally results in deferral of costs during the exploration and development phase, and greater subsequent depletion charges, compared to the successful efforts method.

Under U.S. GAAP, the testing for impairment of exploration and evaluation assets recognized under the successful efforts methods are typically performed on a field by field. Under U.S. GAAP, impairment tests of exploration and evaluation asset are recognized under the full cost methods are typically performed at a geographical level. Under IFRS, the entity is permitted to elect to group exploration and evaluation assets with producing assets for purposes of testing impairment.

Further, U.S. GAAP generally applies the same accounting principles for testing impairment of exploration and evaluation assets recognized under the successful method as those applied to other long-lived assets. However, under IFRS, specific requirements exist for exploration and evaluation assets in which an entity is not required to assess for impairment triggers for such assets until the entity has sufficient information to assess the commercial viability and feasibility of extraction. IFRS also contains specific indicators for impairment relating to exploration and evaluation assets.

Depletion, Depreciation & Amortization

Under both U.S. GAAP and IFRS, capitalized exploration, evaluation and development costs are often amortized using the units-of-production method based on estimated recoverable reserves. Under U.S. GAAP, an entity often determines the unit of production based on the total amount of proved developed reserves and total proved reserves expected. Under IFRS, there is no prescribed basis used for the unit of production calculation and the entity may elect a different policy including using either proved developed reserves, total proved or both proved and probable reserves.

Reclamation and Remediation Liabilities

Under U.S. GAAP, the initial recognition of asset retirement obligation is based on the fair value of the reclamation and remediation liability, generally utilizing a present value technique to estimate the liability and discounted at a credit-adjusted risk-free interest rate. Subsequently, period-to-period revisions to either the timing or amount of the original estimate of undiscounted cash flows are treated as separate layers of the obligation.

Under IFRS, initial recognition of reclamation and remediation liability is generally measured as the best estimate of the expenditure to settle the obligation utilizing a present value technique to estimate the liability, discounted at a pretax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Subsequently, period-to-period revisions for changes in the estimate of expected undiscounted cash flows or discount rate is re-measured for the entire obligation by using an updated discount rate that reflects current market conditions as of the balance sheet date.

Joint Arrangements

Under U.S. GAAP, a joint venture is defined as an entity whose operations and activities are jointly controlled by its equity investors. Joint ventures are accounted for using the equity method of accounting. Proportionate consolidation is used in the oil and gas and mining and extractive industries, when working interest owners join together in the development and operation of a jointly-owned or unitized property outside a separate legal entity pursuant to a written agreement.

IFRS addresses two types of joint arrangements: (i) joint operations; and (ii) joint ventures, both distinguished by the rights and obligations of the parties involved. In a joint operation, an entity has rights to the underlying assets and obligations for the liabilities of the arrangement and recognizes its share of the assets, liabilities, revenues, and expenses arising from its interest. In a joint venture, the equity method of accounting is used and requires the use of a separate legal entity. Unlike U.S. GAAP, the existence of a separate legal entity is not sufficient evidence to conclude that an arrangement is a joint venture.

Leases

Under U.S. GAAP, leases are required to be classified as operating leases or finance leases for lessees, which is relevant for determining the timing of recognition and presentation on the income statement, while IFRS contains one classification (effectively finance leases) for lessees.  Under both U.S. GAAP and IFRS, lessees are required to record a right-of-use ("ROU") asset (representing the right to use the underlying asset) and a corresponding lease liability (representing lease payments to be made in the future) at lease commencement.

Under U.S. GAAP for a finance lease, the ROU asset is amortized on a straight-line basis and a separate interest expense is recognized for the lease liability. The amortization expense and interest relating to the finance lease results in a front-loaded expense profile. Under U.S. GAAP for an operating lease, the total lease expense is recognized on a straight-line basis over the lease term.

Under IFRS, there is a single accounting model in which the ROU asset is generally amortized on a straight-line basis. This amortization, when combined with the interest on the lease liability, results in a front-loaded expense profile.

Under IFRS and a finance lease under U.S. GAAP, interest expense on the lease liability and amortization of the ROU asset are presented separately in the income statement whereas for an operating lease under U.S. GAAP rent expense is presented in a single line item.

Share-based Payments

Under both U.S. GAAP and IFRS, share-based payments are initially recorded in the financial statements on the basis of their grant-date fair value (with certain exceptions). The subsequent accounting for such awards depends on the classification as equity or liability awards.

While the fundamental principles are similar between U.S. GAAP and IFRS, there are many differences in detail that may lead to significant differences in practice including the treatment of share-based awards with graded vesting conditions and those subject to forfeiture. For example, under U.S. GAAP, for graded vesting share-based payment awards that only contain a service condition, an entity has to choose as an accounting policy either to: (i) recognize a charge on an accelerated basis to reflect the vesting as it occurs; or (ii) amortize the entire grant on a straight-line basis over the longest vesting period. Under IFRS, an entity must recognize a charge on an accelerated basis to reflect the vesting as it occurs.

Similarly, under U.S. GAAP, for awards with service conditions, an entity makes an entity-wide accounting policy election to either: (i) estimate the total number of awards for which the employee's requisite service period or nonemployee's vesting period will not be rendered (i.e., estimate expected forfeitures); or (ii) account for forfeitures when they occur. Under IFRS, an entity is required to estimate the amount of forfeitures.

Income Taxes

Under U.S. GAAP, deferred taxes are recognized for temporary differences arising from the initial recognition of assets acquired or liabilities assumed. Under IFRS, deferred income taxes are not recognized for temporary differences arising from the initial recognition of an asset or liability in a transaction that: (i) is not a business combination; and (ii) affects neither accounting nor taxable profit.

U.S. GAAP prohibits recognition of deferred tax consequences for differences that arise from changes in exchange rates or indexing for tax purposes for those foreign subsidiaries that are required to use historical rates to remeasure nonmonetary assets and liabilities from the local currency into the functional currency. Under IFRS, deferred tax assets or liabilities are recognized for temporary differences related to nonmonetary assets or liabilities that are remeasured from the local currency into the functional currency for book purposes using historical exchange rates, but are reported in local currency for tax purposes using current exchange rates.

Marketable Equity Securities

U.S. GAAP requires investments in equity securities to be measured at fair value, with changes in fair value recognized in net income, unless equity securities do not have a readily determinable fair value. Under IFRS, equity securities designated as fair value through other comprehensive income are carried at fair value and changes in fair value are recognized in other comprehensive income, which is not subsequently charged to earnings.

Exchange Rate Information

All dollar amounts set forth in this Information Circular, including the Appendices hereto, are expressed in United States dollars, except where otherwise indicated. References to "US$" or "$" or "U.S. dollar" are to the currency of the United States, references to "Canadian dollar" or "CDN$" or "C$" are to the currency of Canada, and references to "GBP" or "British pound sterling" are to the currency of the United Kingdom.

The Corporation has adopted the U.S. dollar as the presentation currency for its consolidated financial statements. The exchange rates for the average of the indicative rates during the period and at the end of period for the U.S. dollar in terms of Canadian dollar as reported by the Bank of Canada were as follows for each of the years ended December 31, 2021, 2020 and 2019.

	Three Months Ended June 30, 2022	Year Ended December 31,
		2021	2020	2019
End of Period	1.2886	1.2678	1.2732	1.2988
Period Average	1.2768	1.2535	1.3415	1.3269

The exchange rates for the indicative middle market rates during the period and at the end of period for the U.S. dollar in terms of British pound sterling as reported by the Bank of England were as follows for each of the years ended December 31, 2021, 2020 and 2019.

	Three Months Ended June 30, 2022	Year Ended December 31,
		2021	2020	2019
End of Period	0.8235	0.7420	0.7327	0.7570
Period Average	0.7973	0.7269	0.7790	0.7834

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including under "Summary Information" hereof and in Appendix F – "Information Concerning TransGlobe" and Appendix G – "Information Concerning VAALCO". Terms and abbreviations used in the Appendices to this Information Circular, except Appendix F – "Information Concerning TransGlobe" and Appendix G – "Information Concerning VAALCO", are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000;

"AcquireCo" means VAALCO Energy Canada ULC, an unlimited liability company existing under the Laws of the Province of Alberta;

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement and as disclosed in Section 1.1 of either the TransGlobe Disclosure Letter or the VAALCO Disclosure Letter, as applicable, and other than any transaction involving only TransGlobe or VAALCO and/or one or more of its respective wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons (other than TransGlobe or VAALCO, as applicable, or any affiliate of TransGlobe or VAALCO, as applicable), whether or not in writing and whether or not delivered to TransGlobe Shareholders or VAALCO Stockholders, as applicable, relating to: (a) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of TransGlobe or VAALCO, as applicable, and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of its consolidated assets together with its Subsidiaries, taken as a whole, or which contribute 20% or more of its consolidated revenue together with its Subsidiaries, taken as a whole (in each case, determined based upon its most recent publicly available consolidated financial statements), or (ii) 20% or more of any voting or equity securities of TransGlobe or VAALCO, as applicable or of its Subsidiaries that contribute 20% or more of its consolidated revenues or constitute 20% or more of its consolidated assets together with its Subsidiaries, taken as a whole (in each case, determined based upon its most recent publicly available consolidated financial statements); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of TransGlobe or VAALCO, as applicable; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving TransGlobe or VAALCO, as applicable, or any of its Subsidiaries that, if consummated, individually or in the aggregate, would result in such Person or group of Persons beneficially owning 20% or more of the consolidated assets of TransGlobe or VAALCO, as applicable, and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of TransGlobe or VAALCO, as applicable, and its Subsidiaries, taken as a whole (in each case, determined based upon its most recent publicly available consolidated financial statements); (d) in the case of TransGlobe, any transaction that would which would comprise a "substantial transaction" for the purposes of rule 12 of the AIM Rules for Companies (provided that for the purposes of determining whether a particular transaction is "substantial", only the consideration test in Schedule 3 of the AIM Rules for Companies shall be used); or (e) any other transaction, the consummation of which would materially impede, interfere with or delay, or prevent, the transactions contemplated by the Arrangement Agreement or the Arrangement or which would reasonably be expected to materially reduce the benefits to TransGlobe or VAALCO and AcquireCo, as applicable, of the Arrangement;

"Admission" means the admission of the Enlarged Share Capital to the Official List, by way of a Standard Listing and to trading on the Main Market, becoming effective;

"affiliate" has the meaning given to it in the ABCA;

"AIM" means AIM, a market operated by the LSE;

"AIM Depositary" has the meaning ascribed to it under "Information Circular – Introduction" in this Information Circular;

"AIM Rules" means the AIM Rules for Companies as published by AIM;

"allowable capital loss" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Amended and Restated TransGlobe DSU Plan" means the amended and restated TransGlobe DSU Plan to be dated effective as of the Effective Date amending the TransGlobe DSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.8 and 5.2), to provide that after the Effective Time the TransGlobe Continuing DSUs shall be adjusted pursuant to Section 3.1(g) of the Plan of Arrangement and for such other consequential amendments as may be necessary as a result of the Arrangement;

"Amended and Restated TransGlobe PSU Plan" means the amended and restated TransGlobe PSU Plan to be dated effective as of the Effective Date amending the TransGlobe PSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.6, 4.12, 4.13 and 6.2), to provide that after the Effective Time the TransGlobe Continuing PSUs shall be adjusted pursuant to Section 3.1(h) of the Plan of Arrangement, the Arrangement is a "Change of Control" (as defined in the TransGlobe PSU Plan), the "Vesting Percentage" (as defined in the TransGlobe PSU Plan) of the TransGlobe Continuing PSUs shall be the TransGlobe PSU Vesting Percentage and for such other consequential amendments as may be necessary as a result of the Arrangement;

"Amended and Restated TransGlobe RSU Plan" means the amended and restated TransGlobe RSU Plan to be dated effective as of the Effective Date amending the TransGlobe RSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.11, 4.12 and 5.2), to provide that after the Effective Time the TransGlobe Continuing RSUs shall be adjusted pursuant to Section 3.1(i) of the Plan of Arrangement, the Arrangement is a "Change of Control" (as defined in the TransGlobe RSU Plan) and for such other consequential amendments as may be necessary as a result of the Arrangement;

"Arrangement" means the arrangement of TransGlobe under section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of VAALCO and TransGlobe, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated as of July 13, 2022 among TransGlobe, VAALCO and AcquireCo, pursuant to which the Corporation and VAALCO have agreed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, as amended or supplemented and/or restated from time to time;

"Arrangement Resolution" means the special resolution of TransGlobe Shareholders in respect of the Arrangement to be considered at the Meeting, in substantially the form attached as Appendix A to this Information Circular, including any amendments or variations thereto made in accordance with the Arrangement Agreement or at the direction of the Court in the Interim Order, with the consent of VAALCO and TransGlobe, each acting reasonably;

"Articles of Arrangement" means the articles of arrangement of TransGlobe in respect of the Arrangement required under Section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order is made to give effect to the Arrangement;

"Assignment Provisions" has the meaning ascribed to it under "Summary Information – Regulatory Matters" in this Information Circular;

"associate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act;

"Authorization" means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, notice, variance, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, directive, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

"BD&P" means Burnet, Duckworth & Palmer LLP, TransGlobe's Canadian legal counsel;

"Beneficial Shareholder" has the meaning ascribed to such term under "General Proxy Matters – Beneficial Shareholders" in this Information Circular;

"Bird & Bird" means Bird and Bird LLP, TransGlobe's U.K. legal counsel;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in London, the United Kingdom, the Province of Alberta, the State of New York or the State of Texas;

"Canadian Securities Laws" means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the applicable securities Laws of any other province of Canada;

"Closing VWAP" means the volume weighted average price of a VAALCO Share on the NYSE, rounded to four decimal places, and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Effective Date, as reported by Bloomberg;

"Code" means the U.S. Internal Revenue Code of 1986, as amended;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) as amended or superseded from time to time;

"Competition Act" means the Competition Act (Canada) and the regulations promulgated thereunder;

"Confidentiality Agreement" means the confidentiality agreement between TransGlobe and VAALCO dated May 16, 2022;

"Concession Agreements" has the meaning ascribed to it under "Summary Information – Regulatory Matters" in this Information Circular;

"Consideration" means, for each TransGlobe Common Share outstanding at the Effective Time, a fraction of a VAALCO Share equal to the Exchange Ratio;

"Consideration Shares" means the VAALCO Shares to be issued as Consideration pursuant to the Arrangement;

"Court" means the Court of Queen's Bench of Alberta;

"COVID-19" means the coronavirus disease 2019 (known as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other evolutions, mutations or variances thereof;

"COVID-19 Measures" means, in relation to a Party, any quarantine, "shelter in place", "stay at home", workforce reduction, social or physical distancing, shut down, closure, sequester or any other applicable Law or guidelines or recommendations issued by a Governmental Entity in connection with COVID-19;

"COVID-19 Response" means, in relation to a Party, any commercially reasonable action, adopted or taken in accordance with a written policy or protocol of such Party existing as of the date of the Arrangement Agreement and disclosed to the other Party with the objective of: (i) mitigating the adverse effects of COVID-19 or applicable COVID-19 Measures; (ii) ensuring compliance with applicable COVID-19 Measures; and/or (iii) in respect of

COVID-19, protecting the health and safety of employees or other Persons with whom the personnel of such Party come into contact with during the course of business operations;

"CRA" means Canada Revenue Agency;

"CREST" means the relevant system in respect of which Euroclear U.K. & Ireland is the operator (as defined in the Unvertificated Securities Regulations 2001 (SI 2001 No. 3755));

"D.F. King" means D.F. King & Co, Inc., proxy solicitation and information agent to TransGlobe;

"Depositary" means Computershare Investor Services Inc., or such other trust company that may be appointed by TransGlobe and VAALCO for the purpose of receiving deposits of certificates representing TransGlobe Common Shares in connection with the Arrangement;

"DGCL" means Delaware General Corporation Law;

"Dissent Shares" means TransGlobe Common Shares held by a TransGlobe Dissenting Shareholder and in respect of which the TransGlobe Dissenting Shareholder has validly exercised TransGlobe Dissent Rights;

"Effective Date" means the date upon which the Arrangement becomes effective under the ABCA;

"Effective Time" means 11:00 p.m. (Calgary time) on the Effective Date or such other time as agreed to by VAALCO and TransGlobe in writing;

"EGPC" has the meaning ascribed to it under "Summary Information – Regulatory Matters" in this Information Circular;

"Egyptian Government" has the meaning ascribed to it under "Summary Information – Regulatory Matters" in this Information Circular;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers of banks and trust companies in the United States);

"Enlarged Share Capital" means the issued share capital of VAALCO, following the issue of the Consideration Shares;

"Environment" means the environment or natural environment as defined in any Environmental Laws and includes ambient air, surface water, ground water, land surface, soil and subsurface strata;

"Environmental Laws" means all applicable Laws relating to pollution or the protection or quality of the Environment or to the Release of Hazardous Substances to the Environment and all Authorizations issued pursuant to such Laws;

"Etame PSC" means the Etame production sharing contract related to the Etame Marin block located offshore Gabon in West Africa;

"Evercore" means Evercore Partners International LLP, TransGlobe's financial advisor;

"Evercore Engagement Letter" has the meaning ascribed to it under "Summary Information – Evercore Fairness Opinion" in this Information Circular;

"Evercore Fairness Opinion" means the opinion of Evercore addressed to the TransGlobe Board, a copy of which is attached as Appendix D to this Information Circular, to the effect that, as of July 13, 2022, and based upon and subject to the assumptions, limitations, qualifications and other matters stated in such opinion, the Consideration to be received by the TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the TransGlobe Shareholders;

"Exchange Ratio" means for each TransGlobe Common Share, 0.6727 of a VAALCO Share, subject to adjustment pursuant to Section 2.17 of the Arrangement Agreement;

"Exercise Price" means, with respect to any TransGlobe Option, the price at which the TransGlobe Option may be exercised by the holder thereof pursuant to the agreement, certificate or other instrument granting or confirming the grant of the TransGlobe Option or representing the TransGlobe Option converted into United States dollars on the basis of the Canadian to United States dollar exchange rate as reported by the Bank of Canada on the date that is three Business Days immediately preceding the Effective Date;

"FCA" means the U.K. Financial Conduct Authority;

"Final Order" means the final order of the Court pursuant to Section 193(4) of the ABCA, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of VAALCO and TransGlobe, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to VAALCO and TransGlobe, each acting reasonably);

"Final Proscription Date" has the meaning ascribed to it under "The Arrangement - Procedure for Exchange of TransGlobe Common Shares – Cancellation of Rights After Three Years";

"FSMA" means the U.K. Financial Services and Markets Act 2000 (as amended);

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" means any material or substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and including petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls);

"Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"IFRS" means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook - Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

"Information Circular" means the Notice of Meeting and this accompanying management information circular of TransGlobe, together with all appendices hereto;

"Interim Order" means the interim order of the Court dated August 29, 2022 under Section 193(4) of the ABCA containing declarations and directions with respect to the holding of the Meeting and the Arrangement, as such order may be affirmed, amended or modified by the Court, a copy of which order is attached as Appendix B to this Information Circular;

"Intervening Event" means any fact, event, change, occurrence, effect or state of facts, that is material to either TransGlobe or VAALCO, as applicable, and its Subsidiaries, taken as a whole, that is not actually known or reasonably foreseeable by such party's board of directors as of the date of the Arrangement Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by such party's board of directors as of the date of the Arrangement Agreement) and does not relate to: (a) an Acquisition Proposal or any inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (b) changes in the market price or trading volume of such party's shares in and of themselves; or (c) the fact, in and of itself, that such party meets, exceeds, or fails to meet in any quantifiable respect, any internal or analyst's projections, guidance, expectations, forecasts or estimates for any period or that such party's credit rating has changed;

"Investment Assets" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Environmental Laws, Canadian Securities Laws, applicable U.K. Laws (including U.K. Securities Laws) and U.S. Securities Laws and the term "applicable" with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Person or Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

"Letter of Transmittal" means the letter of transmittal enclosed with this Information Circular sent to TransGlobe Shareholders in respect of the exchange of their TransGlobe Common Shares pursuant to the Arrangement;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"listing conditions" means any conditions to which the FCA's approval of Admission is expressed to be subject to;

"Listing Rules" means the listing rules made by the FCA pursuant to section 73A of FSMA, as amended from time to time;

"LSE" means London Stock Exchange plc;

"Main Market" means the LSE's main market for listed securities;

"MAR" means the U.K. version of Regulation (EU) 596/2017/4, which is part of the Laws of England and Wales by virtue of the European Union (Withdrawal) Act 2018 and certain other enacting measures;

"Material Adverse Effect" means, in relation to a Party, any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations or financial condition of such Party and its Subsidiaries taken as a whole; provided that no event, change, occurrence, effect or state of facts shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been a Material Adverse Effect, to the extent that such event, change, occurrence, effect or state of facts results from or arises out of:

(a)	any change or development generally affecting the oil and gas industry generally or the oil and gas industry in Canada, the United Kingdom, the United States, Egypt, Gabon or Equatorial Guinea;

(b)

any change or development in political conditions in Canada, the United Kingdom, the United States, Egypt, Gabon, Equatorial Guinea, other states or countries in which such Party has material operations or globally (including any act of terrorism or sabotage or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(c)

any change in general economic, business or regulatory conditions or in financial, credit, currency or securities markets in Canada, the United Kingdom, the United States, Egypt, Gabon, Equatorial Guinea, other states or countries in which such Party has material operations or globally;

(d)	any change (on a current or forward basis) in the price of crude oil, natural gas or related hydrocarbons;
(e)

any adoption, proposed implementation or change in applicable Law or any interpretation or application (or non-application) thereof by any Governmental Entity, or that result from any action taken for the purpose of complying with any of the foregoing;

(f)

any change in IFRS or U.S. GAAP, as applicable, or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g)	any pandemic or outbreak of illness (including COVID-19) or other health crisis or public health event, or the worsening of any of the foregoing or the implementation of any COVID-19 Measures;
(h)

the execution, announcement or performance of the Arrangement Agreement or the consummation of the transactions contemplated herein (provided that this clause (h) does not apply to any representation or warranty contained in the Arrangement Agreement to the extent the purpose of such representation or warranty is to expressly address the consequences resulting from the execution and delivery of the Arrangement Agreement or the consummation of the transactions contemplated herein);

(i)	any actions taken which VAALCO or TransGlobe, as applicable, has requested in writing that the other Party undertakes;
(j)

any failure by a Party to meet any analysts' estimates or expectations of such Person's revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood, without limiting the applicability of paragraphs (a) through (l), that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

(k)

any Proceedings made or brought by any of the current or former stockholders of such Party (on their own behalf or on behalf of such Party) against VAALCO, AcquireCo, TransGlobe or any of their directors or officers, arising out of the Arrangement Agreement or the transactions contemplated hereby; or

(l)

any change in the market price or trading volume of any securities of such Party (it being understood, without limiting the applicability of paragraphs (a) through (k), that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of such Party trade;

except, however to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (a), (b), (c), (d), (e), (f) or (g) disproportionately adversely affect such

Party and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which such Party operates;

"Mayer Brown" means Mayer Brown International LLP and Mayer Brown LLP, VAALCO's U.K. and U.S. legal counsel, respectively;

"Meeting" means the special meeting of TransGlobe Shareholders to be held on September 29, 2022, and any adjournment or postponement thereof, to consider and to vote on the Arrangement Resolution;

"Merged Concession" has the meaning ascribed to it under "Risk Factors – The combined company may not generate sufficient cash to satisfy TransGlobe's payment obligations, under the Merged Concession Agreement or be able to collect some or all of TransGlobe's receivables from the EGPC, which could negatively affect the combined company's operating results and financial condition" in this Information Circular;

"Merged Concession Agreement" has the meaning ascribed to it under "Risk Factors – The combined company may not generate sufficient cash to satisfy TransGlobe's payment obligations, under the Merged Concession Agreement or be able to collect some or all of TransGlobe's receivables from the EGPC, which could negatively affect the combined company's operating results and financial condition" in this Information Circular;

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

"NASDAQ" means the NASDAQ Capital Market;

"NI 51-101" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

"Non-Resident Dissenter" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Non-Resident Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Notice of Application" means the Notice of Application by TransGlobe to the Court for the Final Order, which accompanies this Information Circular;

"Notice of Meeting" means the Notice of Special Meeting by TransGlobe to the TransGlobe Shareholders, which accompanies this Information Circular;

"NYSE" means The New York Stock Exchange;

"Odyssey" means Odyssey Trust Company, the registrar and transfer agent of TransGlobe;

"Official List" means the Official List of the FCA;

"OIF Rules" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Osler" means Osler, Hoskin & Harcourt LLP, VAALCO's Canadian legal counsel;

"Outside Date" means October 19, 2022 or such later date as may be agreed to in writing by the Parties; provided that, if the Final Order has not been obtained, any Party may, no later than 5:00 p.m. (London time) on the date that is not less than five calendar days immediately prior to the then Outside Date, elect to extend the Outside Date by delivering a written notice to the other Parties stating that if the Final Order has not been received by the then Outside Date, then the Outside Date shall be extended by a period of 15 Business Days; provided further that in aggregate such extensions shall not extend the Outside Date beyond January 31, 2023;

"Parties" means, TransGlobe, VAALCO and AcquireCo, and "Party" means any one of them, as the context requires, and "other Party" shall mean TransGlobe, on the one hand, and VAALCO and/or AcquireCo, on the other hand, as the context requires;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Petroleum Rights Agreement" means any or all of the production sharing contracts, licences, concessions, permits, leases, sales or similar contracts for the purpose of or relating to the exploration, production, transportation, marketing or sale of hydrocarbons to which a Governmental Entity is a party or which is granted by a Governmental Entity to, with or in favour of: (a) a TransGlobe Subsidiary, or (b) a VAALCO Subsidiary;

"Plan" or "Plan of Arrangement" means the plan of arrangement substantially in the form attached as Schedule A to Appendix C to this Information Circular and any amendments thereto or variations thereof in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order;

"Plan Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Proceeding" means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity;

"Prospectus Rules" means the U.K. version of Regulation (EU) 2017/1129, which is part of the Laws of England and Wales by virtue of the European Union (Withdrawal) Act 2018 and certain other enacting measures;

"PW" means Paul, Weiss, Rifkind, Wharton & Garrison LLP, TransGlobe's U.S. legal counsel;

"Record Date" means the close of business on August 24, 2022;

"Registered Plans" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Registrar" means the Registrar of Corporations for the Province of Alberta or a Deputy Registrar of Corporations appointed under Section 263 of the ABCA;

"Release" means any spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into the Environment;

"Representative" means, with respect to any Person, such Person's officers, directors, employees and other representatives acting on its behalf, including any financial advisors, attorneys and accountants;

"Resident Dissenter" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Resident Holder" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"SDRT" means stamp duty reserve tax;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (Alberta) and the rules, regulations and published policies made thereunder;

"SEDAR" means the system for electronic document analysis and retrieval;

"Standard List" means the standard segment of the Main Market;

"Standard Listing" means a listing the Standard List in accordance with Chapter 14 of the Listing Rules;

"Stifel" means Stifel, Nicolaus and Company, Incorporated, VAALCO's financial advisors;

"Subsidiary" has the meaning given to it in NI 45-106, in force as of the date of the Arrangement Agreement, and shall include any TransGlobe JV Entity, in the case of TransGlobe, and any VAALCO JV Entity, in the case of VAALCO:

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal from a Person or Persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arm's length with TransGlobe or VAALCO, as applicable, that is not obtained in violation of the Arrangement Agreement, or any agreement between the Person making such Superior Proposal and TransGlobe or VAALCO, as applicable, to acquire 100% of the outstanding TransGlobe Common Shares or VAALCO Shares, as applicable, (other than TransGlobe Common Shares or VAALCO Shares, as applicable, beneficially owned by the Person or Persons making such Superior Proposal) or all or substantially all of the assets of TransGlobe or VAALCO, as applicable, and its Subsidiaries on a consolidated basis made after July 13, 2022: (a) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the TransGlobe Board or VAALCO Board, as applicable, acting in good faith; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and (d) in respect of which the TransGlobe Board or VAALCO Board, as applicable, determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Acquisition Proposal and all factors and matters considered appropriate in good faith by the TransGlobe Board or VAALCO Board, as applicable, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to TransGlobe Shareholders or VAALCO Stockholders, as applicable, than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to the Arrangement Agreement);

"Tax" or "Taxes" means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity and any amounts owing or refunds owing under section 125.7 of the Tax Act, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and federal, state, provincial and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing.

"Tax Act" means the Income Tax Act (Canada);

"Tax Proposals" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"Tax Returns" means returns, reports, declarations, elections, designations, notices, filings, forms, statements, applications (including any documents filed under section 125.7 of the Tax Act) and other documents (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, in each case made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

"taxable capital gain" has the meaning ascribed to it under "Certain Canadian Federal Income Tax Considerations" in this Information Circular;

"TCGA" means the U.K. Taxation and Chargeable Gains Act 1992;

"TransGlobe" or the "Corporation" means TransGlobe Energy Corporation, a corporation continued under the ABCA;

"TransGlobe AIF" means the annual information form of TransGlobe in respect of the year ended December 31, 2021 dated March 17, 2022;

"TransGlobe Awards" has the meaning ascribed to it under "The Arrangement Agreement – Covenants – Treatment of TransGlobe Awards" in this Information Circular;

"TransGlobe Board" means the board of directors of TransGlobe, as the same is constituted from time to time;

"TransGlobe Board Nominees" means the three current directors of TransGlobe who will be appointed directors of VAALCO pursuant to the Arrangement Agreement;

"TransGlobe Common Shares" means the common shares in the capital of TransGlobe;

"TransGlobe Continuing DSUs" means the TransGlobe DSUs other than the TransGlobe Surrendered DSUs;

"TransGlobe Continuing PSUs" means the TransGlobe PSUs other than the TransGlobe Surrendered PSUs;

"TransGlobe Continuing RSUs" means the TransGlobe RSUs other than the TransGlobe Surrendered PSUs;

"TransGlobe Departing Employees" means each TransGlobe Executive Employee, as well as each employee of TransGlobe or its Subsidiaries who VAALCO: (a) determines will not be continuing their employment with VAALCO or TransGlobe subsequent to the Effective Time; and (b) provides notice to TransGlobe identifying each such employee no later than ten Business Days prior to the Effective Date;

"TransGlobe Disclosure Letter" means the disclosure letter dated July 13, 2022 executed and delivered by TransGlobe to VAALCO in connection with the execution of the Arrangement Agreement;

"TransGlobe Dissent Rights" means the rights of dissent granted pursuant to the Interim Order and Article 4 of the Plan of Arrangement to the registered TransGlobe Shareholders in respect of the Arrangement;

"TransGlobe Dissenting Shareholder" means a registered TransGlobe Shareholder who has validly exercised TransGlobe Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of TransGlobe Dissent Rights, but only in respect of TransGlobe Common Shares in respect of which TransGlobe Dissent Rights are validly exercised by such TransGlobe Shareholder;

"TransGlobe DSU Plan" means the TransGlobe deferred share unit plan dated May 20, 2014;

"TransGlobe DSUs" means deferred share units issued under the TransGlobe DSU Plan;

"TransGlobe Egyptian Parties" has the meaning ascribed to it under "Summary Information – Regulatory Matters" in this Information Circular;

"TransGlobe Executive Employees" means the executive officers of TransGlobe, which currently include its: (a) President and Chief Executive Officer; (b) Vice President and Chief Operating Officer; and (c) Vice President, Finance, Chief Financial Officer and Corporate Secretary;

"TransGlobe JV Entities" means any corporations or entities in which TransGlobe or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary;

"TransGlobe Material Adverse Effect" means a Material Adverse Effect in relation to TransGlobe;

"TransGlobe Option Plan" means the stock option plan of TransGlobe amended May 10, 2016;

"TransGlobe Options" means the options to purchase TransGlobe Common Shares granted under the TransGlobe Option Plan;

"TransGlobe PSU Plan" means the TransGlobe performance share unit plan dated May 16, 2014, and last amended March 8, 2017;

"TransGlobe PSU Vesting Percentage" means the "Vesting Percentage" (as defined in the TransGlobe PSU Plan) with respect to the TransGlobe Continuing PSUs and the TransGlobe Surrendered PSUs as determined by the TransGlobe Board and notified by TransGlobe to VAALCO not less than ten Business Days prior to the Effective Date, which, for greater certainty, shall not exceed 200%;

"TransGlobe PSUs" means performance share units issued under the TransGlobe PSU Plan;

"TransGlobe RSU Plan" means the TransGlobe restricted share unit plan dated May 16, 2014, and last amended May 10, 2016;

"TransGlobe RSUs" means restricted share units issued under the TransGlobe RSU Plan;

"TransGlobe Shareholders" means holders of TransGlobe Common Shares;

"TransGlobe Surrendered DSUs" means all of the TransGlobe DSUs held by Persons other than the TransGlobe Board Nominees;

"TransGlobe Surrendered PSUs" means all of the TransGlobe PSUs held by the TransGlobe Departing Employees;

"TransGlobe Surrendered RSUs" means all of the TransGlobe RSUs held by the TransGlobe Departing Employees;

"TransGlobe Voting Agreements" means the voting agreements dated as of July 13, 2022 between VAALCO, AcquireCo and certain TransGlobe Shareholders that are directors and/or members of the executive leadership team of TransGlobe, pursuant to which such TransGlobe Shareholders agreed, among other things, to vote their TransGlobe Common Shares in favour of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement;

"TSX" means the Toronto Stock Exchange;

"U.K." means the United Kingdom of Great Britain and Northern Ireland;

"U.K. Holders" has the meaning ascribed thereto under "Certain U.K. Tax Considerations" in this Information Circular;

"U.K. Securities Laws" means the Prospectus Regulation, the Prospectus Rules, MAR and all other applicable U.K. Securities Laws and regulations (including market rules and including but not limited to the AIM Rules) which are applicable to TransGlobe and/or VAALCO, as the case may be;

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

"U.S. GAAP" means generally accepted accounting principles in the United States in effect from time to time;

"U.S. Holder" has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations" in this Information Circular;

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

"U.S. Securities Laws" means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

"United States" and the "U.S." mean the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"VAALCO" means VAALCO Energy, Inc., a corporation existing under the Laws of the State of Delaware;

"VAALCO Board" means the board of directors of VAALCO, as the same is constituted from time to time;

"VAALCO Bylaws" means VAALCO's Third Amended and Restated Bylaws, dated July 20, 2020, as amended;

"VAALCO Disclosure Letter" means the disclosure letter dated July 13, 2022 executed and delivered by VAALCO to TransGlobe in connection with the execution of the Arrangement Agreement;

"VAALCO Excess Shares" means the number of VAALCO Shares issued and delivered to the Depositary pursuant to Article 5 of the Plan of Arrangement over the aggregate number of whole VAALCO Shares to be issued to TransGlobe Shareholders pursuant to Section 3.1(f) of the Plan of Arrangement as determined by the Depositary as promptly as practicable following the Effective Time;

"VAALCO JV Entities" means any corporations or entities in which VAALCO or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary;

"VAALCO Material Adverse Effect" means a Material Adverse Effect in relation to VAALCO;

"VAALCO Meeting" means the special meeting of VAALCO Stockholders, including any adjournment or postponement thereof, to be called and held to consider the VAALCO Resolutions;

"VAALCO Reserves Report" has the meaning ascribed thereto under "Appendix G-1 – VAALCO Statement of Reserves Data and Other Oil and Gas Information for the Year Ended December 31, 2021 – Oil and Gas Reserves Data" in this Information Circular;

"VAALCO Resolutions" means a resolution of VAALCO Stockholders amending VAALCO's Restated Certificate of Incorporation to increase the authorized shares of VAALCO Shares to 160,000,000 shares of VAALCO Shares and a resolution of VAALCO Stockholders approving the issuance of VAALCO Shares pursuant to the Arrangement;

"VAALCO Restated Certificate of Incorporation" means VAALCO's Restated Certificate of Incorporation as amended through May 7, 2014;

"VAALCO Shares" means the shares of common stock in the authorized share capital of VAALCO;

"VAALCO Share Trust" has the meaning ascribed thereto under "The Arrangement – Procedure for Exchange of TransGlobe Common Shares – Fractional VAALCO Shares" in this Information Circular;

"VAALCO Stockholder Approval" means the approval of the VAALCO Resolutions by the VAALCO Stockholders at the VAALCO Meeting;

"VAALCO Stockholders" means the holders of VAALCO Shares; and

"VAALCO Voting Agreements" means the voting agreements dated as of July 13, 2022 between TransGlobe, and certain VAALCO Stockholders that are directors and/or members of the executive leadership team of VAALCO, pursuant to which such VAALCO Stockholders agreed, among other things, to vote their VAALCO Shares in favour of the VAALCO Resolutions and any other matter necessary or reasonably desirable for the consummation of the Arrangement.

Certain other terms used herein but not defined herein are defined in the Arrangement Agreement and, unless the context otherwise requires, shall have the same meanings herein as in the Arrangement Agreement.  Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Terms with initial capital letters used in this summary are defined in the "Glossary of Terms".

The Meeting

The Meeting will be held virtually at https://web.lumiagm.com/#/201458342 on September 29, 2022 at 9:00 a.m. (Calgary time) for the purposes set forth in the Notice of Meeting.  At the Meeting, TransGlobe Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, the Arrangement Resolution.

The Record Date for determining TransGlobe Shareholders entitled to receive notice of, and to vote at, the Meeting is August 24, 2022. Only TransGlobe Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. TransGlobe Shareholders of record will be entitled to vote those TransGlobe Common Shares included in the list of TransGlobe Shareholders prepared as at the Record Date. If a TransGlobe Shareholder transfers TransGlobe Common Shares after the Record Date and the transferee of those TransGlobe Common Shares, having produced properly endorsed certificates evidencing such TransGlobe Common Shares or having otherwise established that the transferee owns such TransGlobe Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of TransGlobe Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such TransGlobe Common Shares at the Meeting.  See "General Proxy Matters".

The Arrangement

The Corporation entered into the Arrangement Agreement with VAALCO and AcquireCo as of July 13, 2022. A copy of the Arrangement Agreement is attached as Appendix C to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Schedule A to the Arrangement Agreement) pursuant to which, among other things, AcquireCo will acquire all of the issued and outstanding TransGlobe Common Shares and the Corporation will become a direct wholly-owned subsidiary of AcquireCo and an indirect wholly-owned subsidiary of VAALCO.

Pursuant to the Arrangement, TransGlobe Shareholders (other than TransGlobe Dissenting Shareholders, VAALCO, AcquireCo or any of their respective affiliates) will receive 0.6727 of a VAALCO Share for each one TransGlobe Common Share held, subject to adjustment (if any) pursuant to the Arrangement Agreement. No fractional VAALCO Shares shall be issued under the Arrangement.  In the event that the aggregate number of VAALCO Shares to be issued to a TransGlobe Shareholder as Consideration under the Arrangement will result in a fraction of a VAALCO Share being issuable, the number of VAALCO Shares to be received by such TransGlobe Shareholder shall be rounded down to the nearest whole VAALCO Share. In lieu of any such fractional VAALCO Share, each registered TransGlobe Shareholder otherwise entitled to a fractional interest in a VAALCO Share will be entitled to receive a cash payment equal to an amount representing such TransGlobe Shareholder's proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such TransGlobe Shareholders of the VAALCO Excess Shares in accordance with Section 3.2 of the Plan of Arrangement.

As of the Record Date, there were 73,309,064 TransGlobe Common Shares and 59,826,544 VAALCO Shares issued and outstanding. Assuming that there are no TransGlobe Dissenting Shareholders, it is expected that approximately 49,315,007 VAALCO Shares will be issued to TransGlobe Shareholders pursuant to the Arrangement representing approximately 82.4% of the VAALCO Shares outstanding prior to completion of the Arrangement. Immediately after the completion of the Arrangement, it is expected that VAALCO's stockholders will own approximately 54.5% and TransGlobe Shareholders will own approximately 45.5% of the combined company. The percentages in the preceding sentence are calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement. A copy of the Arrangement Agreement is attached as Appendix C to this Information Circular.

The Plan of Arrangement provides that if any certificate formerly representing TransGlobe Common Shares is not deposited together with all other documents as required by the Plan of Arrangement and the Letter of Transmittal on or before the Final Proscription Date, being the last Business Day prior to the third anniversary of the Effective Date, then the Consideration that such former TransGlobe Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former TransGlobe Shareholder was entitled, will be delivered to VAALCO by the Depositary and the VAALCO Shares forming part of the Consideration will be deemed to be cancelled, and the interest of the former TransGlobe Shareholder in such VAALCO Shares (including any dividend or other distributions) to which such TransGlobe Shareholder was entitled will be terminated as of such Final Proscription Date, and the certificates formerly representing TransGlobe Common Shares will cease to represent a right or claim of any kind or nature as of such Final Proscription Date.

See "The Arrangement – General Details of the Arrangement" and "The Arrangement – Procedure for Exchange of TransGlobe Common Shares".

Background to the Arrangement

The terms of the Arrangement are the result of arm's length negotiations between the TransGlobe Board, the VAALCO Board and their respective advisors.  This Information Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the public announcement of the Arrangement Agreement.

See "The Arrangement – Background to the Arrangement".

Recommendation of the TransGlobe Board

After considering the Evercore Fairness Opinion and other relevant matters, the TransGlobe Board unanimously determined that, the Arrangement is fair to the TransGlobe Shareholders and that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of TransGlobe. The TransGlobe Board unanimously recommends that the TransGlobe Shareholders vote in favour of the Arrangement Resolution.

See "The Arrangement – Benefits of the Arrangement", "The Arrangement – TransGlobe Board Review" and "The Arrangement – Recommendation of the TransGlobe Board".

Benefits of the Arrangement

The TransGlobe Board, in recommending the Arrangement to TransGlobe Shareholders, believes the Arrangement provides a number of anticipated benefits to TransGlobe and the TransGlobe Shareholders including, without limitation, the following:

(a)	the Exchange Ratio represents a 24.9% premium per TransGlobe Common Share based on the companies' respective 30-day volume weighted average share prices as of market close on July 13, 2022;
(b)

the Arrangement will combine two crude oil and natural gas leaders to create a world-class, African-focused exploration and development company supporting a host of benefits to the combined company's stockholders and other stakeholders; and creating a full-cycle portfolio of strong assets in Egypt, Gabon, Equatorial Guinea and Canada under a production and development-oriented business model;

(c)

the combined company will have a larger, more diversified reserves and production base, enhancing risk management, increasing portfolio optionality to high-grade and sequence investment projects towards the projects with attractive returns, as well as increasing access to a broader set of capital sources relative to each company on a standalone basis.  The management of TransGlobe estimates combined 2022 production guidance range of 17,700 to 19,000 boepd (96% oil and liquids) and combined 2023 preliminary outlook production range of 17,500 to 21,500 boepd (96% oil and liquids) on a net revenue interest ("NRI") basis across Egypt, Gabon and Canada;

(d)

the combined company will be in a strong financial position, with US$97.9 million cash and cash equivalents as of June 30, 2022 (prior to the receipt of $70.3 million in July and August 2022 from VAALCO's May and June 2022 liftings) and $3.1 million in long-term debt, in each case on a pro forma combined basis, and the combined company will have access to additional liquidity under VAALCO's existing facility agreement ($50.0 million undrawn as of June 30, 2022) and TransGlobe's credit facility with ATB Financial ($17.4 million (C$22.5 million) of which $3.1 million (C$4.0 million) was drawn as of June 30, 2022), which provides the combined company with the financial flexibility to invest in projects with attractive returns through continued disciplined capital allocation in the future;

(e)

the combined company will have the potential to realize significant operational synergies with US$30 million to US$50 million in anticipated cost savings through 2030 that would otherwise not be possible on a standalone basis;

(f)

the Arrangement will allow TransGlobe Shareholders to participate in the benefits of the combined company, including: (i) subject to VAALCO Board approval, a target annual dividend of US$28 million (approximately US$0.25 per share, calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement), subject to the completion of the Arrangement; and (ii) an up to US$30 million (approximately US$0.27 per VAALCO Share equivalent, calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement) share buyback program, subject to completion of the Arrangement;

(g)

the combined company will feature proven and experienced oil and gas business leaders, at both the board and executive management team levels, with a demonstrable track record of creating and delivering value to stockholders along with the combination of two highly capable subsurface, technical, operational and business development teams enabling the pooling of operational best practices, skills and technology across the combined portfolio;

(h)

the combined company will benefit from greater scale, diversification and financial resilience that are expected to provide access to a broader range of capital sources.  Stockholders in the combined company should benefit from a more liquid investment, with an increased number of VAALCO Shares traded on the NYSE and LSE, a more diversified combined stockholder profile and increased visibility in the public capital markets. Furthermore, comparable companies of greater scale have achieved higher valuation multiples in public markets and, if there is a higher trading multiple for the combined company's stock, this could provide an incremental benefit to stockholders as a result of the Arrangement;

(i)

the combined company will have an attractive inventory of organic growth projects across the portfolio in all regions, and will be more favorably positioned to self-fund, optimize and generate value from these projects on account of the combined company's superior operational and technical capabilities and financial resources, relative to each of VAALCO and TransGlobe on an individual basis. By combining the portfolios, the combined company will have greater optionality to optimize capital allocation and ranking, allowing for the company to prioritize high-grade investment opportunities to optimize returns;

(j)	the combined company will be well positioned to benefit from additional targeted inorganic growth in Africa, with reference to strict strategic, financial and operational criteria;
(k)

Evercore presented its financial analysis to the TransGlobe Board and also delivered its oral opinion, which was subsequently confirmed in writing, that as of the date of, and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications as described in such written opinion, the Consideration to be received by the TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the TransGlobe Shareholders.

For a more detailed description of the Evercore Fairness Opinion, see "The Arrangement — Evercore Fairness Opinion" section of this Information Circular;
(l)

the VAALCO Board and the TransGlobe Board have unanimously recommended support for the Arrangement. Additionally, all of the directors and members of executive team of each of VAALCO and TransGlobe have entered into the VAALCO Voting Agreements and TransGlobe Voting Agreements, respectively, pursuant to which they have agreed, among other things, to vote in favor of, in the case of VAALCO, the VAALCO Resolutions, and in the case of TransGlobe, the Arrangement Resolution. In the case of VAALCO, the VAALCO Voting Agreements relate to VAALCO Shares comprising approximately 1.6% of issued and outstanding VAALCO Shares (on a non-diluted basis) as of the record date of the VAALCO Meeting; and in the case of TransGlobe, the TransGlobe Voting Agreements relate to TransGlobe Common Shares comprising approximately 1.3% of issued and outstanding TransGlobe Common Shares (on a non-diluted basis) as of the Record Date;

(m)	the Arrangement Agreement is the result of arm's length negotiations and includes terms and conditions that are reasonable in the judgment of the TransGlobe Board;
(n)	the likelihood that the conditions to completion of the Arrangement will be satisfied prior to the Outside Date;
(o)

the Arrangement Agreement provides for an Exchange Ratio, which will not be adjusted as a result of possible changes in the market prices of VAALCO Shares or TransGlobe Common Shares following the announcement of the Arrangement, providing reasonable certainty as to the respective pro forma percentage ownership of VAALCO by the current VAALCO Stockholders and TransGlobe Shareholders. In addition, the all-stock transaction preserves the combined company's cash resources for operational and investment purposes;

(p)

after reviewing the current and prospective business climate in the oil and gas industry, including the potential for further consolidation or acquisitions, and the benefits and risks of other strategic opportunities reasonably available to TransGlobe, the TransGlobe Board believes that the Arrangement represents TransGlobe's best prospect for increasing TransGlobe Shareholder value in the medium to long term;

(q)	the Arrangement Agreement imposes restrictions on VAALCO's ability to solicit or engage in discussions or negotiations regarding certain alternative Acquisition Proposals for VAALCO;
(r)	there are limited circumstances in which the VAALCO Board may terminate the Arrangement Agreement or change its recommendation that VAALCO Stockholders approve the VAALCO Resolutions;
(s)

notwithstanding the limitations contained in the Arrangement Agreement on TransGlobe's ability to solicit interest from third parties and terminate the Arrangement Agreement, the Arrangement Agreement allows TransGlobe to engage in discussions or negotiations regarding any unsolicited competing proposal for TransGlobe received prior to the Meeting that constitutes or would reasonably be expected to result in a Superior Proposal;

(t)

the Arrangement Agreement allows the TransGlobe Board to change its recommendation that TransGlobe Shareholders vote in favour of the Arrangement Resolution at any time (prior to the time that TransGlobe Shareholder approval of the Arrangement Resolution is obtained) following the TransGlobe Board's good faith determination, after consultation with its outside legal counsel and financial advisors, that an alternative Acquisition Proposal constitutes a Superior Proposal or in response to an intervening event following the TransGlobe Board's good faith determination, after consultation with its outside legal counsel, that a failure to effect a change in recommendation would be inconsistent with its fiduciary duties under applicable law; and

(u)	TransGlobe's right to receive a termination fee of $9.15 million or up to a $2.00 million expense reimbursement in the event that the Arrangement Agreement is terminated in certain circumstances.

See "The Arrangement – Benefits of the Arrangement".

Evercore Fairness Opinion

In connection with the evaluation of the Arrangement, the TransGlobe Board received and considered, among other things, the Evercore Fairness Opinion. Pursuant to an engagement letter effective June 21, 2022 (the "Evercore Engagement Letter"), Evercore was retained to provide financial advice and various advisory services to TransGlobe, including providing an opinion to the TransGlobe Board.

At a meeting of the TransGlobe Board to consider the Arrangement on July 13, 2022, Evercore orally delivered its opinion to the TransGlobe Board, which was subsequently confirmed in writing, to the effect that, as of the date thereof, and subject to the assumptions, limitations, qualifications and other matters stated in the Evercore Fairness Opinion, the Consideration to be received by the TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the TransGlobe Shareholders.

The full text of the Evercore Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering the Evercore Fairness Opinion, is attached as Appendix D. The Evercore Fairness Opinion addresses the fairness, from a financial point of view, of the Consideration to be received by the TransGlobe Shareholders pursuant to the Arrangement and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement relevant to TransGlobe or the TransGlobe Shareholders. Evercore provided the Evercore Fairness Opinion to the TransGlobe Board for their exclusive use only in considering the Arrangement. The Evercore Fairness Opinion may not be relied upon by any other Person. The Evercore Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to TransGlobe. The Evercore Fairness Opinion does not constitute a recommendation to any TransGlobe Shareholder as to how such TransGlobe Shareholder should act or vote on any matters relating to the Arrangement.

TransGlobe Shareholders are urged to read the Evercore Fairness Opinion in its entirety, which is attached as Appendix D to this Information Circular. This summary of the Evercore Fairness Opinion is qualified in its entirety by the full text of such opinion.

See "The Arrangement – Evercore Fairness Opinion".

Treatment of Outstanding TransGlobe Equity-Based Compensation

All TransGlobe Options outstanding at the Effective Time shall be deemed to be fully and unconditionally vested and exercisable and shall be surrendered and transferred to TransGlobe for cancellation in exchange for a cash payment.  Each TransGlobe Surrendered DSU, TransGlobe Surrendered RSU and TransGlobe Surrendered PSU outstanding immediately prior to the Effective Time shall be deemed to be fully and unconditionally vested and surrendered and transferred by the holder to TransGlobe for cancellation in exchange for a cash payment. TransGlobe Continuing DSUs, TransGlobe Continuing RSUs and TransGlobe Continuing PSUs shall continue under an Amended and Restated TransGlobe DSU Plan, Amended and Restated TransGlobe RSU Plan and Amended and Restated TransGlobe PSU Plan, respectively.

See "The Arrangement – Treatment of TransGlobe Options", "The Arrangement – Treatment of TransGlobe DSUs", "The Arrangement – Treatment of TransGlobe RSUs" and "The Arrangement – Treatment of TransGlobe PSUs".

TransGlobe Voting Agreements, VAALCO Voting Agreements and Intention of Certain TransGlobe Shareholders

All of the members of the TransGlobe Board and TransGlobe Executive Employees, who beneficially own or exercise control or direction over, directly or indirectly, in the aggregate, approximately 1.3% of the outstanding TransGlobe Common Shares (on a non-diluted basis) have entered into TransGlobe Voting Agreements with VAALCO and AcquireCo pursuant to which they have agreed to vote their TransGlobe Common Shares in favour of the Arrangement Resolution and to otherwise support the Arrangement, subject to the terms of such TransGlobe Voting Agreements.

Certain members of the VAALCO Board and VAALCO executive leadership team, who beneficially own or exercise control or direction over, directly or indirectly, in the aggregate, approximately 1.6% of the outstanding VAALCO Shares (on a non-diluted basis) have entered into VAALCO Voting Agreements with TransGlobe pursuant to which they have agreed to vote their VAALCO Shares in favour of the VAALCO Resolutions and to otherwise support the Arrangement, subject to the terms of such VAALCO Voting Agreements.

See "The Arrangement – TransGlobe Voting Agreements, VAALCO Voting Agreements and Intention of Certain TransGlobe Shareholders".

TransGlobe Shareholder Approval

The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by holders of TransGlobe Common Shares, either in person (or virtually) or by proxy, at the Meeting.

See "The Arrangement – TransGlobe Shareholder Approvals", "The Arrangement – Securities Law Matters" and "General Proxy Matters – Procedure and Votes Required".

Other Approvals

Court Approval

The Arrangement requires the Court's approval of the Final Order.  Prior to the mailing of this Information Circular, the Corporation obtained the Interim Order authorizing and directing the Corporation to call, hold and conduct the Meeting and to submit the Arrangement Resolution to TransGlobe Shareholders for approval. A copy of the Interim Order is attached as Appendix B to this Information Circular. Subject to the approval of the Arrangement Resolution by TransGlobe Shareholders, the hearing in respect of the Final Order is expected to take place at 2:00 p.m. (Calgary time) on September 29, 2022 at the Edmonton Courts Centre, 1A Sir Winston Churchill Square, Edmonton, Alberta.

See "The Arrangement – Other Approvals – Court Approvals".

Regulatory Matters

Subsidiaries of TransGlobe (the "TransGlobe Egyptian Parties") are parties to two concession agreements with the Egyptian General Petroleum Corporation (the "EGPC") and the Arab Republic of Egypt (the "Egyptian Government") that provide exclusive rights to explore for and develop oil and gas in the South Ghazalat Area Western Desert and the merged development areas of West Bakr, West Gharib and Northwest Gharib Onshore (the "Concession Agreements"). The Concession Agreements provide that the TransGlobe Egyptian Parties may not assign any of their rights, privileges, duties or obligations under the Concession Agreements, directly or indirectly, without the written consent of the Egyptian Government (the "Assignment Provisions"). In addition, if the Assignment Provisions are triggered, (i) the EGPC has the right to acquire the interest intended to be assigned on the same conditions, if it elects to do so within 90 days of receiving the final conditions (including the value of each assignment); and (ii) the TransGlobe Egyptian Parties would be required to pay a non-recoverable assignment fee to the EGPC in an amount equal to 10% of the value of each assignment deal upon the Egyptian Government's approval of any assignment.

Neither TransGlobe nor VAALCO believes that the Arrangement triggers the Assignment Provisions.  Following announcement of the Arrangement, the EGPC delivered correspondences to each of TransGlobe and VAALCO requesting data and documents relating to the Arrangement, the value of the deal and TransGlobe's share in the relevant Egyptian assets.  TransGlobe and VAALCO have engaged, and are continuing to engage, in discussions with the office of the Minister of Petroleum and Mineral Resources and the EGPC, for the purpose of clarifying that the Arrangement does not, and is not deemed to, trigger the Assignment Provisions in the Concession Agreements.

If the Arrangement does trigger the Assignment Provisions: (i) consummation of the Arrangement would require the written approval of the Egyptian Government; and (ii) the TransGlobe Egyptian Parties would be required to pay a non-recoverable assignment fee to the EGPC in an amount equal to 10% of the value of each assignment deal upon the Egyptian Government's approval of any assignment.

See "The Arrangement – Other Approvals – Regulatory Matters" and "Risk Factors – TransGlobe's Concession Agreements in Egypt contain assignment provisions and, if such assignment provisions were triggered by the Arrangement, it could adversely affect the ability to consummate the Arrangement or the benefits anticipated to be realized from the Arrangement in a material manner."

Stock Exchange Approvals

It is a mutual condition to completion of the Arrangement that: (i) the Consideration Shares, subject to customary conditions, have been approved for listing on the NYSE; (ii) the FCA has acknowledged to VAALCO or its agent (and such acknowledgement has not been withdrawn) that the application for Admission has been approved and (after satisfaction of any conditions to listing), Admission will become effective as soon as a dealing notice has been issued by the FCA and any listing conditions having been satisfied; and (iii) the LSE has acknowledged to VAALCO or its agent (and such acknowledgement has not been withdrawn) that the conditions to the Enlarged Share Capital being admitted to trading on the Standard List have been satisfied.

See "The Arrangement – Other Approvals – Stock Exchange Approvals".

Timing

It is not possible to state with certainty when the Effective Date will occur. However, TransGlobe expects the Effective Date to occur in the second half of 2022.

See "The Arrangement – Timing".

The Arrangement Agreement

The respective obligations of the Corporation and VAALCO to complete the Arrangement are subject to the satisfaction or waiver of certain conditions both mutual and with respect to the specific obligations of TransGlobe, VAALCO and AcquireCo.

See "The Arrangement – The Arrangement Agreement – Conditions of Closing".

In addition to certain covenants, representations and warranties made by each of TransGlobe, VAALCO and AcquireCo in the Arrangement Agreement, the Corporation has provided certain non-solicitation covenants in favour of VAALCO and VAALCO has provided certain non-solicitation covenants in favour of TransGlobe.

See "The Arrangement – The Arrangement Agreement – No Solicitation of Alternatives Covenant".

TransGlobe and VAALCO may agree in writing to terminate the Arrangement Agreement at any time prior to the Effective Time. In addition, either TransGlobe or VAALCO may terminate the Arrangement Agreement at any time prior to the Effective Time if certain specified events occur.

See "The Arrangement – The Arrangement Agreement – Termination of the Arrangement Agreement".

The Arrangement Agreement provides that, upon the occurrence of certain termination events, either of the Parties may be required to pay the other Party a termination fee of $9.15 million. See "The Arrangement – The Arrangement Agreement – Termination Fees". Further, the Arrangement Agreement provides, that upon the occurrence of certain termination events, either of the Parties may be required to reimburse the other Party for all reasonable and documented out-of-pocket expenses (up to an aggregate maximum amount of $2.0 million).

See "The Arrangement – The Arrangement Agreement – Expenses".

The above is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix C to this Information Circular, and by the more detailed summary contained elsewhere in this Information Circular.

See "The Arrangement – The Arrangement Agreement" and Appendix C for a copy of the Arrangement Agreement.

Procedure for Exchange of TransGlobe Common Shares

A Letter of Transmittal has been mailed, together with this Information Circular, to each Person who was a registered TransGlobe Shareholder of TransGlobe Common Shares on the Record Date. In order to receive the Consideration on completion of the Arrangement, TransGlobe Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the holder's certificates representing TransGlobe Common Shares and such other documents as may be required thereby.

TransGlobe Shareholders whose TransGlobe Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to exchange their TransGlobe Common Shares for VAALCO Shares. TransGlobe Shareholders who hold Depositary Interests do not need to take any action as the AIM Depositary will complete the letter of transmittal.

See "The Arrangement – Procedure for Exchange of TransGlobe Common Shares".

Rights of Dissent

Pursuant to the Interim Order, a registered TransGlobe Shareholder who fully complies with the dissent procedures in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, is entitled, if the Arrangement becomes effective, in addition to any other rights the holder may have, to dissent and to be paid by VAALCO the fair value of the TransGlobe Common Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted.  To exercise such TransGlobe Dissent Rights a registered TransGlobe Shareholder must send to TransGlobe a written objection to the Arrangement Resolution, which written objection must be received by TransGlobe, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Craig Alcock, by 4:00 p.m. (Calgary time) on September 27, 2022 (or the second last Business Day prior to the date of the Meeting if the Meeting is not held on September 29, 2022), and such holder must strictly comply with Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. Provided the Arrangement becomes effective, each TransGlobe Dissenting Shareholder will be entitled to be paid the fair value of the TransGlobe Common Shares in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order and Plan of Arrangement. See Appendices B and E for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order and Plan of Arrangement, may result in the loss of any right to dissent.  Persons who are Beneficial Shareholders who wish to dissent should be aware that only the registered TransGlobe Shareholders are entitled to dissent. Accordingly, Beneficial Shareholders desiring to exercise TransGlobe Dissent Rights must make arrangements for such TransGlobe Common Shares beneficially owned to be registered in such Beneficial Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation, or alternatively, make arrangements for the registered holder of such TransGlobe Common Shares to dissent on behalf of the Beneficial

Shareholders. A registered TransGlobe Shareholder may dissent only with respect to all of the TransGlobe Common Shares held by such holder or on behalf of any one Beneficial Shareholder and registered in the TransGlobe's Dissenting Shareholder's name. It is suggested that any TransGlobe Shareholder wishing to dissent seek their own legal advice, as the failure to strictly comply with the provisions of the ABCA, as modified by the Interim Order and Plan of Arrangement, may prejudice such TransGlobe Shareholder's right to dissent.

It is a condition to VAALCO's obligation to complete the Arrangement that TransGlobe Shareholders holding no more than 10% of the outstanding TransGlobe Common Shares shall have exercised TransGlobe Dissent Rights in relation to the Arrangement that have not been withdrawn as at the Effective Date.

See "The Arrangement – Rights of Dissent".

TransGlobe

TransGlobe is a company continued into Alberta and existing under the ABCA.  TransGlobe is a cash flow-focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe Common Shares trade on the TSX and AIM under the symbol "TGL" and on NASDAQ under the symbol "TGA".

On July 13, 2022, the last completed trading day prior to announcement of the Arrangement, the closing price of the TransGlobe Common Shares on the TSX was CDN$4.13 per TransGlobe Common Share. On August 26, 2022, the closing price of the TransGlobe Common Shares on the TSX was CDN$4.54 per TransGlobe Common Share.

If the Arrangement is completed, it is anticipated that the TransGlobe Common Shares will be delisted from the TSX, NASDAQ and AIM as promptly as practicable following the Effective Date.

See Appendix F – "Information Concerning TransGlobe".

VAALCO

VAALCO, an independent energy company headquartered in Houston, Texas, is engaged in the acquisition, exploration, development and production of crude oil. Its primary source of revenue has been from the Etame production sharing contract related to the Etame Marin block located offshore Gabon in West Africa. It also currently owns an interest in an undeveloped block offshore Equatorial Guinea, West Africa.

The VAALCO Shares currently trade on the NYSE and the LSE under the symbol "EGY".

On July 13, 2022, the last completed trading day prior to announcement of the proposed Arrangement, the closing price of the VAALCO Shares on the NYSE was $6.23 per VAALCO Share. On August 26, 2022 the closing price of the VAALCO Shares on the NYSE was $5.30 per VAALCO Share.

See Appendix G – "Information Concerning VAALCO".

AcquireCo

AcquireCo is an unlimited liability company incorporated under the ABCA on July 7, 2022.  AcquireCo is an indirect wholly-owned subsidiary of VAALCO formed for the purposes of effecting the Arrangement.

See "Information Concerning AcquireCo".

The Combined Company

On completion of the Arrangement, VAALCO will continue to be a corporation governed by the Laws of the State of Delaware, and AcquireCo and TransGlobe will continue to be corporations governed by the ABCA. After the Effective Date, VAALCO will indirectly through AcquireCo own all of the outstanding TransGlobe Common Shares.

For additional pro-forma financial and reserves information of the combined company, see "Information Concerning the Combined Company".

Canadian Federal Income Tax Considerations

TransGlobe Shareholders should carefully read the information in this Information Circular under "Certain Canadian Federal Income Tax Considerations" which qualifies the information set out below and should consult their own tax advisors.

TransGlobe Shareholders who are residents of Canada for purposes of the Tax Act will generally realize a taxable disposition of their TransGlobe Common Shares under the Arrangement.

TransGlobe Shareholders who are not residents of Canada for purposes of the Tax Act and that do not hold their TransGlobe Common Shares as "taxable Canadian property" (as defined in the Tax Act) will generally not be subject to tax under the Tax Act on the disposition of their TransGlobe Common Shares under the Arrangement.

See "Certain Canadian Federal Income Tax Considerations" for a general summary of certain Canadian federal income tax considerations relevant to TransGlobe Shareholders. Such summary is not intended to be legal or tax advice. TransGlobe Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

U.S. Federal Income Tax Considerations

TransGlobe Shareholders should carefully read the information in this Information Circular under "Certain U.S. Federal Income Tax Considerations" which qualifies the information set out below and should consult their own tax advisors.

A U.S. Holder (as defined below in "Certain U.S. Federal Income Tax Considerations") will generally recognize gain or loss on the exchange of TransGlobe Common Shares for cash and VAALCO Shares equal to the difference, if any, between (i) the U.S. dollar value of the Consideration received pursuant to the Arrangement and (ii) such U.S. Holder's adjusted tax basis in the TransGlobe Common Shares surrendered in exchange therefor.

See "Certain U.S. Federal Income Tax Considerations" for a general summary of certain U.S. federal income tax considerations relevant to TransGlobe Shareholders that are U.S. Holders (as defined therein). Such summary is not intended to be legal or tax advice. TransGlobe Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances

U.K. Tax Considerations

See "Certain U.K. Tax Considerations" for a general summary of certain U.K. tax considerations relevant to TransGlobe Shareholders. Such summary is not intended to be legal or tax advice. TransGlobe Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and U.S. federal income tax considerations and U.K. tax considerations, as applicable, to TransGlobe Shareholders. TransGlobe Shareholders who are residents in or otherwise subject to tax in jurisdictions other than Canada, U.S. and U.K. should consult their tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All TransGlobe Shareholders should also consult their own tax advisors regarding relevant provincial, territorial, state, local or other tax considerations of the Arrangement.

Risk Factors

Before TransGlobe Shareholders make a decision on the Arrangement Resolution, TransGlobe Shareholders should carefully consider specific risks set forth herein, as well as in the documents incorporated by reference herein, in addition to the risks and uncertainties discussed under "Forward-Looking Statements" of this Information Circular.

As a VAALCO Stockholder following the consummation of the Arrangement, you will be subject to all risks inherent in the business of VAALCO in addition to the risks relating to TransGlobe. The market value of the VAALCO Shares will reflect the performance of the business relative to, among other things, that of the competitors of VAALCO and general economic, market and industry conditions.

There are a number of risks related specifically to the Arrangement, including:

•	the Arrangement is subject to satisfaction or waiver of several conditions;
•

TransGlobe's Concession Agreements in Egypt contain assignment provisions and, if such assignment provisions were triggered by the Arrangement, it could adversely affect the ability to consummate the Arrangement or the benefits anticipated to be realized from the Arrangement in a material manner;

•	the Arrangement Agreement may be terminated in certain circumstances;
•	TransGlobe may be required to pay a termination fee or an expense reimbursement;
•	if the Arrangement is not consummated by the Outside Date, either TransGlobe or VAALCO may choose not to proceed with the Arrangement;
•

the issuance of a significant number of VAALCO Shares and a resulting possible increase in the number of sellers could adversely affect the market price of VAALCO Shares after completion of the Arrangement;

•	TransGlobe will incur substantial transaction fees and costs in connection with the Arrangement;
•	VAALCO and TransGlobe may be the targets of legal claims, securities class actions, derivative lawsuits and other claims and negative publicity related to the Arrangement;
•	the Exchange Ratio will not be adjusted in the event of any change in either VAALCO's or TransGlobe's share price;
•	TransGlobe Shareholders will experience substantial dilution of their ownership percentage and voting power as a result of the stock issuance;
•

the Arrangement could affect the price of the TransGlobe Common Shares as a result of market response to the Arrangement, significant delays in the consummation of the Arrangement or the termination of the Arrangement Agreement;

•

the combined company intends to pay dividends on, and effectuate share buybacks with respect to, VAALCO Shares; however, the combined company's ability to take these actions in the future may be limited and no assurance can be given that it will be able to pay dividends to VAALCO Stockholders or effectuate share buybacks in the future at indicated levels or at all

•	completion of the Arrangement may trigger change in control or other provisions in certain agreements to which TransGlobe is a party;
•	significant demands will be placed on the combined company as a result of the Arrangement;
•	the combined company may not realize anticipated benefits of the Arrangement and the integration of TransGlobe and VAALCO may not occur as planned;
•

the combined company may not generate sufficient cash to satisfy TransGlobe's payment obligations, under the Merged Concession Agreement or be able to collect some or all of TransGlobe's receivables from the EGPC, which could negatively affect the combined company's operating results and financial condition;

•	inflation could adversely impact the combined company's ability to control its costs, including its operating expenses and capital costs;
•

subsequent to the consummation of the Arrangement, the combined company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment;
•	TransGlobe's public filings are subject to Canadian disclosure standards which differ from VAALCO's public filings which are subject to U.S. disclosure standards;
•

uncertainties are inherent in prospective financial projections of any kind, and such uncertainties increase with the passage of time. None of TransGlobe, VAALCO or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any TransGlobe Shareholder, or any other person, regarding the ultimate performance of the combined company or that any such results will be achieved;

•

the unaudited pro forma combined financial information of VAALCO and TransGlobe is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the Arrangement;

•	the combined company will face new political risks in VAALCO's operating jurisdictions that TransGlobe was not previously subject to;
•	increased exposure to foreign exchange fluctuations and capital controls may adversely affect the combined company's earnings and the value of some of the combined company's assets;
•	the combined company will face new legislation and Tax risks in certain VAALCO's operating jurisdictions;
•	failure by VAALCO and/or TransGlobe to comply with applicable Laws prior to the Arrangement could subject the combined company to penalties and other adverse consequences following the Arrangement;
•	the VAALCO Shares to be received by TransGlobe Shareholders as a result of the Arrangement will have different rights from the TransGlobe Common Shares;
•	it may not be possible for TransGlobe Shareholders to effect service of process within Canada upon VAALCO; and
•

there are risks related to the application and interpretation of income tax laws and there are tax consequences applicable to TransGlobe Shareholders and the combined company as a result of the Arrangement.

See "Risk Factors".

In addition, whether or not the Arrangement is completed, TransGlobe will continue to face many of the risks that it currently faces with respect to its business and affairs. For a description of these risk factors see "Risk Factors" in the TransGlobe AIF, which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The dates given in this expected timetable are based on TransGlobe's current expectations and may change. The precise date for completion of the Arrangement and events leading up to it and after it are not ascertainable as at the date of this Information Circular as the Arrangement is subject to a number of conditions beyond the control of TransGlobe.  In this section of the Information Circular all time references pertain to Calgary time unless otherwise stated.  The expected timetable of principal events set out herein assumes that all conditions to the Arrangement will be satisfied on or prior to October 3, 2022.

Expected Date/Time	Event
September 27, 2022 at 4:00 p.m. (Calgary time)	Deadline to submit notice of intention to appear at the Final Order
September 27, 2022 at 4:00 p.m. (Calgary time)	Deadline to exercise dissent rights
September 27, 2022 at 9:00 a.m., (Calgary time)	Deadline for Odyssey to have received proxy forms or voting instructions from TransGlobe Shareholders
September 29, 2022 at 9:00 a.m. (Calgary time)	The Meeting
September 29, 2022 at 2:00 p.m. (Calgary time)	Court hearing in respect of the Final Order
October 3, 2022 at close of business (London time)	Trading of TransGlobe Common Shares suspended on AIM
October 3, 2022 at close of business (London time)	Trading of TransGlobe's depositary interests suspended from settlement through CREST
October 3, 2022 at 11:00 p.m. (Calgary time)	Effective Time of the Arrangement
October 4, 2022 at 7:00 a.m. (London time)	Trading in TransGlobe's Common Shares on AIM cancelled
October 4, 2022 at 7:00 a.m. (London time)	TransGlobe's depositary interests in CREST cancelled
October 4, 2022 at 8:00 a.m. (London time)	Depositary interests in respect of VAALCO Shares re-admitted to trading and Consideration Shares admitted to trading on the Standard Listing segment of the Official List and to the LSE
October 4, 2022 at 7:30 a.m. (Calgary time)	TransGlobe Common Shares delisted on NASDAQ
Within 2 days following receipt by the TSX of the required documents relating to the completion of the Arrangement	TransGlobe Common Shares delisted from TSX

THE ARRANGEMENT

General Details of the Arrangement

On July 13, 2022, TransGlobe entered into the Arrangement Agreement with VAALCO and AcquireCo, pursuant to which, among other things, AcquireCo, a wholly owned subsidiary of VAALCO, will acquire all of the issued and outstanding TransGlobe Common Shares, and TransGlobe will become a direct wholly-owned subsidiary of AcquireCo and an indirect wholly-owned subsidiary of VAALCO. The Arrangement will be implemented by way of a plan of arrangement in accordance with the ABCA and is subject to approval by the Court, TransGlobe Shareholders and VAALCO Stockholders. The Parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to the issuance of the Consideration Shares pursuant to the Arrangement.

If the Arrangement is completed, TransGlobe Shareholders (other than TransGlobe Dissenting Shareholders) will receive consideration consisting of 0.6727 of a VAALCO Share for each TransGlobe Common Share, subject to adjustment (if any) pursuant to the Arrangement Agreement. No fractional VAALCO Shares will be issued under the Arrangement, and in lieu of any fractional VAALCO Shares, each registered TransGlobe Shareholder will be entitled to receive a cash payment equal to an amount representing such TransGlobe Shareholder's proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such TransGlobe Shareholders of the excess of (i) the number of VAALCO Shares issued and delivered to the Depositary pursuant to the Plan of Arrangement; over (ii) the aggregate number of whole VAALCO Shares to be issued to TransGlobe Shareholders pursuant to the Plan of Arrangement. Any shares in respect of which dissent rights have been properly exercised and not withdrawn, pursuant to Section 191 of the ABCA, will be deemed to be transferred and assigned to VAALCO, but will not be entitled to the Consideration and will, instead, be subject to dissent rights under the ABCA, as modified by the Plan of Arrangement and the Interim Order and Final Order of the Court.

As of the Record Date, there were 73,309,064 TransGlobe Common Shares and 59,826,544 VAALCO Shares issued and outstanding. Assuming that there are no TransGlobe Dissenting Shareholders, it is expected that approximately 49,315,007 VAALCO Shares will be issued to TransGlobe Shareholders pursuant to the Arrangement representing approximately 82.4% of the VAALCO Shares outstanding prior to completion of the Arrangement. Immediately after the completion of the Arrangement, it is expected that VAALCO's stockholders will own approximately 54.5% and TransGlobe Shareholders will own approximately 45.5% of the combined company. The percentages in the preceding sentence are calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement. A copy of the Arrangement Agreement is attached as Appendix C to this Information Circular.

Arrangement Steps

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Arrangement have been satisfied or waived.  The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C to this Information Circular.

Commencing at the Effective Time, in five minute increments each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)

Each TransGlobe Option outstanding at the Effective Time (whether vested or unvested), notwithstanding the terms of the TransGlobe Option Plan, shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Options, fully and unconditionally vested and exercisable, and shall be surrendered and transferred to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to, for each TransGlobe Common Share for which the TransGlobe Option may be exercised, the amount (if any) by which (x) the product of the Closing VWAP multiplied by the Exchange Ratio exceeds (y) the Exercise Price thereof and for greater certainty, where such amount is zero or negative, none of TransGlobe, VAALCO, AcquireCo or the Depositary shall be obligated to pay the holder of such

TransGlobe Option any amount in respect of such TransGlobe Option, and (i) the TransGlobe Options so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe; (ii) the holders of all such TransGlobe Options shall cease to be holders of TransGlobe Options and to have any rights as holders of TransGlobe Options other than the right to receive the consideration to which they are entitled pursuant to Section 3.1(a) of the Plan of Arrangement and such holders' names shall be removed as the holders from the register of TransGlobe Options maintained by or on behalf of TransGlobe; (iii) any agreement, certificate or other document evidencing the TransGlobe Options or the right of a holder thereof to any such TransGlobe Options shall be void and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Options are entitled to receive pursuant to Section 3.1(a) of the Plan of Arrangement; and the TransGlobe Option Plan shall be terminated and of no further force and effect.

(b)

Notwithstanding the terms of the TransGlobe DSU Plan, the "Final Payment Date" (as defined in the TransGlobe DSU Plan) of each TransGlobe Surrendered DSU shall be, and shall be deemed to be, the effective time of Section 3.1(b) of the Plan of Arrangement and each TransGlobe Surrendered DSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered DSUs, fully and unconditionally vested, and settled and paid by surrender and transfer from the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered DSU, and (i) the TransGlobe Surrendered DSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe; (ii) the holders of all such TransGlobe Surrendered DSUs shall cease to be holders of TransGlobe Surrendered DSUs, to have any rights as holders of TransGlobe Surrendered DSUs other than the right to receive the consideration to which they are entitled pursuant to Section 3.1(b) of the Plan of Arrangement and such holders' names shall be removed as the holders from the register of TransGlobe DSUs maintained by or on behalf of TransGlobe; and (iii) any agreement, certificate or other document evidencing the TransGlobe Surrendered DSUs or the right of a holder thereof to any such TransGlobe Surrendered DSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered DSUs are entitled to receive pursuant to Section 3.1(b) of the Plan of Arrangement.

(c)

Notwithstanding the terms of the TransGlobe PSU Plan, each TransGlobe Surrendered PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered PSUs, fully and unconditionally vested at the TransGlobe PSU Vesting Percentage, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered PSU, and (i) the TransGlobe Surrendered PSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe; (ii) the holders of all such TransGlobe Surrendered PSUs shall cease to be holders of TransGlobe Surrendered PSUs, to have any rights as holders of TransGlobe Surrendered PSUs other than the right to receive the consideration to which they are entitled pursuant to Section 3.1(c) of the Plan of Arrangement and such holders' names shall be removed as the holders from the register of TransGlobe PSUs maintained by or on behalf of TransGlobe; and (iii) any agreement, certificate or other document evidencing the TransGlobe Surrendered PSUs or the right of a holder thereof to any such TransGlobe Surrendered PSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further.

(d)

Notwithstanding the terms of the TransGlobe RSU Plan, the "Distribution Date" (as defined in the TransGlobe RSU Plan) of each TransGlobe Surrendered RSU shall be, and shall be deemed to be, the effective time of Section 3.1(d) of the Plan of Arrangement and each TransGlobe Surrendered RSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered RSUs, fully and unconditionally vested, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered RSU, and (i) the TransGlobe Surrendered RSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe; (ii) the holders of all such TransGlobe Surrendered RSUs shall cease to be holders of TransGlobe Surrendered RSUs, to have any rights as holders of TransGlobe Surrendered RSUs other than the right to receive the consideration to which they are entitled pursuant to Section 3.1(d) of the Plan of Arrangement and such holders' names shall be removed as the holders from the register of TransGlobe RSUs maintained by or on behalf of TransGlobe; and (iii) any agreement, certificate or other document evidencing the TransGlobe Surrendered RSUs or the right of a holder thereof to any such TransGlobe Surrendered RSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered RSUs are entitled to receive pursuant to Section 3.1(d) of the Plan of Arrangement.

(e)

Each Dissent Share shall be deemed to be transferred and assigned by such TransGlobe Dissenting Shareholder, without any further act of formality on its part, to AcquireCo (free and clear of any Liens) in accordance with, and in exchange for the consideration contemplated in, Article 4 of the Plan of Arrangement and: (i) such TransGlobe Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of TransGlobe Shareholders in respect of each such Dissent Share, and at such time each TransGlobe Dissenting Shareholder will have only the rights set out in Section 4.1 of the Plan of Arrangement; (ii) such TransGlobe Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and (iii) AcquireCo shall be and shall be deemed to be the holder of all of the outstanding Dissent Shares (free and clear of all Liens) and the central securities register of TransGlobe shall be, and shall be deemed to be, revised accordingly.

(f)

Each TransGlobe Common Share outstanding immediately prior to the Effective Time (other than any TransGlobe Common Share held by VAALCO, AcquireCo or any of their respective affiliates or any Dissent Shares) shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to AcquireCo (free and clear of any Liens) in exchange for the Consideration, subject to Sections 3.2 and 5.3 of the Plan of Arrangement, and (i) the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such TransGlobe Common Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of TransGlobe Shareholders; (ii) the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such TransGlobe Common Share; and (iii) AcquireCo shall be and shall be deemed to be the holder of all of the outstanding TransGlobe Common Shares (free and clear of all Liens) and the central securities register of TransGlobe shall be, and shall be deemed to be, revised accordingly.

(g)

Pursuant to the terms of the TransGlobe DSU Plan (including but not limited to Sections 3.1 and 4.8 of the Plan of Arrangement), each one TransGlobe Continuing DSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe DSU Plan, the terms of such TransGlobe Continuing DSU shall be amended so as to substitute for the TransGlobe Common

Shares underlying such TransGlobe Continuing DSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Common Shares underlying such TransGlobe Continuing DSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing DSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe DSU Plan.

(h)

Simultaneously with the amendment in the foregoing paragraph (g), pursuant to the terms of the TransGlobe PSU Plan (including but not limited to Sections 3.1, 4.6, 4.12 and 4.13 of the Plan of Arrangement), each one TransGlobe Continuing PSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe PSU Plan, the terms of such TransGlobe Continuing PSU shall be amended so as to substitute for the TransGlobe Common Shares underlying such TransGlobe Continuing PSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Common Shares underlying such TransGlobe Continuing PSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing PSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe PSU Plan.

(i)

Simultaneously with the amendment in the foregoing paragraph (g), pursuant to the terms of the TransGlobe RSU Plan (including but not limited to Sections 3.1, 4.11 and 4.12 of the Plan of Arrangement), each one TransGlobe Continuing RSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe RSU Plan, the terms of such TransGlobe Continuing RSU shall be amended so as to substitute for the TransGlobe Common Shares underlying such TransGlobe Continuing RSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Common Shares underlying such TransGlobe Continuing RSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing RSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe RSU Plan.

The events provided for in the foregoing summary will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

Background to the Arrangement

TransGlobe's management and the TransGlobe Board routinely meet to review, among other things, TransGlobe's ongoing business objectives and strategic options to enhance TransGlobe Shareholder value. TransGlobe also regularly evaluates and reviews the merits of potential strategic opportunities and routinely receives presentations from investment banks and other third parties with respect to potential merger, acquisition and divestment opportunities. During the past five years, TransGlobe has at times had financial advisors on a retainer to assist in identifying potential merger candidates and other business development opportunities.  Evercore was initially engaged by TransGlobe for this purpose in April of 2021.

Dating back several years, the business development group at TransGlobe had done an in-depth study of the viable jurisdictions that TransGlobe could consider for future expansion.  That study identified Gabon as a jurisdiction with a developed oil and gas industry and above average fiscal terms as compared to other African and Middle Eastern oil provinces.

As part of these routine review meetings, TransGlobe identified VAALCO as a potential candidate for a merger transaction that would, among other things, increase the scale of the resultant company and enhance market visibility thereby promoting shareholder value. On March 25, 2019, TransGlobe and VAALCO executed a confidentiality agreement to enable the parties to share non-public information in connection with their mutual evaluation of a potential combination. While no actionable transaction ultimately resulted from such discussions (prior to the Arrangement), TransGlobe's senior management kept the TransGlobe Board apprised of the potential transactions being discussed with VAALCO.

Between March 2019 and December 2019, each of TransGlobe and VAALCO engaged in meetings and preliminary discussions regarding due diligence and analysis in connection with the evaluation of a potential transaction. An important part of the discussions concerned TransGlobe's desire to update and merge its three Egyptian concessions in West Bakr, West Gharib and NW Gharib into the Merged Concession and the associated timeline. In December 2019, TransGlobe and VAALCO decided to put their due diligence and other discussions on hold due to, among other things, the macro-economic situation associated with the COVID-19 pandemic and the Merged Concession not yet having received the needed approvals from the Egyptian Government.

In December 2020, TransGlobe announced that it reached an agreement with the EGPC for its Merged Concession Agreement. The Merged Concession provided for a new 15-year development term, a 5-year extension option and amended fiscal terms. The effectiveness of the Merged Concession Agreement was subject to a customary Egyptian Parliamentary ratification and the satisfaction of other closing conditions.  In December 2021, TransGlobe announced that the Merged Concession had been ratified by Egypt's Parliament and signed into law by Egyptian President El-Sisi and in January 2022 TransGlobe announced the execution of the Merged Concession Agreement.

On January 27, 2022 Mr. Robert Reynolds, Business Development Director of TransGlobe, contacted Mr. Thor Pruckl, Executive Vice President, International Operations of VAALCO, via email enquiring whether VAALCO would be interested in resuming discussions regarding a potential transaction. Mr. Pruckl responded to Mr. Reynolds indicating that he would follow up with Mr. George Maxwell, Chief Executive Officer of VAALCO, regarding VAALCO's interest in resuming discussions.

On March 22, 2022, Mr. David Cook, chairman of TransGlobe, met with Mr. Maxwell to discuss re-opening the discussions of a business combination between the two companies. Mr. Cook confirmed that a possible business combination warranted further discussions and diligence.

On May 3, 2022 Mr. Maxwell contacted Mr. Cook by phone to inform him that VAALCO would be sending an approach letter with preliminary terms for a possible combination of VAALCO with TransGlobe. TransGlobe received a letter from VAALCO, addressed to Mr. Cook. This letter outlined a non-binding proposal to combine TransGlobe and VAALCO and requested that the companies enter an exclusivity period to conduct due diligence on a potential business combination.

On May 4, 2022, the TransGlobe Board met to discuss VAALCO. Also present at the meeting were Mr. Eddie Ok, chief financial officer of TransGlobe, and other members of TransGlobe's management and representatives of Evercore, TransGlobe's financial advisor, and BD&P, TransGlobe's Canadian legal counsel. At the meeting, the TransGlobe Board discussed the previous engagement with VAALCO and the approach letter received from VAALCO on May 3, 2022. The TransGlobe Board concluded that the approach letter was worthy of further investigation and would instruct Evercore to have a call with Stifel to obtain more clarity on the letter before responding.

On May 4, 2022, Mr. Cook advised Mr. Maxwell that the TransGlobe Board had met to consider the approach letter and that TransGlobe was formulating its response.

On May 6, 2022, Mr. Cook telephoned Mr. Maxwell to request that Mr. Maxwell coordinate a call between representatives of Evercore, and Stifel, financial advisor to VAALCO, in order to discuss some questions TransGlobe and Evercore had regarding the approach letter. Mr. Maxwell agreed to coordinate such a call.

On May 7, 2022, representatives of Stifel and Evercore, conducted a videoconference call during which representatives of Evercore asked clarification questions regarding VAALCO's plans for the combined business, due diligence requirements and process and timeline to explore a potential transaction.

On May 10, 2022 the TransGlobe Board held its regularly scheduled meeting where the proposal was further discussed in detail with Evercore. Also present at the meeting were representatives of BD&P. At the meeting, the TransGlobe Board decided to continue discussions with VAALCO in order to fully evaluate the proposal.

On May 11, 2022, VAALCO provided an initial due diligence request list, reflecting input from its advisors, to TransGlobe.

On May 12, 2022, Mr. Maxwell telephoned Mr. Cook to seek feedback regarding the approach letter. Mr. Cook indicated that TransGlobe would respond positively with a desire to continue discussions.

On May 12, 2022, Mr. Cook delivered TransGlobe's written response to the approach letter. TransGlobe's response noted that while the valuation proposed by the approach letter was in the range that warranted serious consideration by TransGlobe and the TransGlobe Board, further work concerning VAALCO's assets would be needed to validate the indicated premium.  Additionally, TransGlobe's response noted that further understanding of VAALCO's views regarding board and management composition of the combined company was needed. The response letter declined VAALCO's request for exclusivity. Finally, the response letter attached a form of confidentiality agreement to be signed between the parties to facilitate further discussions and due diligence.

On May 16, 2022, TransGlobe and VAALCO executed a confidentiality agreement that contained a mutual 18-month standstill provision.  The standstill provision would terminate upon expiration of the 18-month period or if the parties entered into a definitive written agreement in connection with a transaction.

On May 19, 2022, Mr. Maxwell spoke with Mr. Cook on the telephone. Mr. Maxwell expressed his desire to have TransGlobe's management team give a management presentation to VAALCO.  Mr. Cook requested that Mr. Fawthrop call Mr. Cook to discuss the composition of the board and executive management team following completion of a transaction.

On May 21, 2022, Mr. Fawthrop and Mr. Cook discussed the strategic merits of combining the companies. The conversation addressed the strengths of the combined portfolio, similarities of operating styles, and the breadth of market listings between the companies. There was a discussion regarding the role and importance of executive continuity and transition in the case of a successful merger. There was also a "no names in seats" discussion regarding board composition of the combined company during which the two chairs agreed a balanced representation would be best in the new board. Mr. Cook noted that TransGlobe had a strong suite of directors for the combined company and outlined the core competencies of the TransGlobe's directors, with reference to the TransGlobe's Director Competency Matrix.

On May 23, 2022 members of TransGlobe's management team gave a presentation to the VAALCO management team and technical consultants over a videoconference.  Also present were representatives from Stifel and Evercore.

During the period of May 23, 2022 to June 14, 2022, TransGlobe and VAALCO in conjunction with their respective advisors Evercore and Stifel, conducted detailed technical, financial and commercial evaluations for the purpose of determining appropriate ownership ratios within a combined entity.

On May 24, 2022, TransGlobe provided VAALCO and its advisors access to a virtual data room containing due diligence materials.

Also on May 24, 2022, members of VAALCO's management team gave a presentation to the TransGlobe management team over a videoconference.  Also present were representatives from Stifel and Evercore.

On May 26, 2022, VAALCO provided TransGlobe and its advisors access to a virtual data room containing due diligence materials.

On May 30, 2022, representatives from Stifel and Evercore conducted a videoconference call during which an initial outline of an execution plan for the proposed transaction was discussed.

On June 1, 2022, TransGlobe's management gave a technical presentation to the VAALCO technical team in response to questions previously prepared by VAALCO and shared with TransGlobe.

On each of June 7 and June 8, 2022, TransGlobe's management gave follow-up technical presentations to the VAALCO technical team in response to questions previously prepared by VAALCO and shared with TransGlobe.

On June 13, 2022, representatives from Stifel and Evercore conducted a videoconference call during which representatives from Stifel and Evercore discussed the forward plan for the proposed transaction including key work streams and indicative timetable.

On June 14, 2022, TransGlobe received a revised approach letter and a proposed exclusivity agreement that would expire on July 8, 2022 from VAALCO. Mr. Cook sent an email to Mr. Maxwell indicating that the revised approach letter had been sent to the TransGlobe Board and that TransGlobe would endeavor to discuss and respond promptly.

Over the next several days, Mr. Cook, Mr. Neely, and Mr. Ok together with other members of management and other directors met and communicated informally, with and without their financial and legal advisors, to consider and evaluate the revised approach letter and proposed exclusivity agreement.

Also on June 14, 2022, representatives from Stifel and Evercore conducted a videoconference call during which key changes in VAALCO's valuation of TransGlobe were discussed.

On June 15, 2022, representatives from Stifel and Evercore conducted a videoconference call during which representatives from Evercore presented a number of clarification points in relation to valuation.

On June 17, 2022, representatives from Evercore and Stifel conducted a videoconference call during which valuation approach and key inputs were discussed.

On June 22, 2022, Mr. Cook spoke with Mr. Maxwell on the telephone. The two discussed various outstanding points relating to valuation of the two companies.

On June 23, 2022, Evercore sent Stifel comments to the exclusivity agreement.  Included in the comments was a termination provision in the event the TransGlobe Board received an unsolicited approach from a third party, which the TransGlobe Board, having been advised by external counsel, concluded they were obliged to consider in order to fulfill their fiduciary duties.  This provision was ultimately not included in the executed exclusivity agreement.

On June 24, 2022, Mr. Cook received a further revised approach letter from Mr. Maxwell providing for an exchange ratio of 0.66 of a VAALCO Share for each TransGlobe Common Share, together with a revised draft of an exclusivity letter with a term expiring on July 8, 2022.

Also on June 24, 2022, BD&P and PW, TransGlobe's U.S. legal counsel, received a first draft of the Arrangement Agreement from Osler, VAALCO's Canadian legal counsel. The draft Arrangement Agreement included: (i) mutual covenants restricting TransGlobe and VAALCO from soliciting or negotiating acquisition offers from or with third parties, subject to specified exceptions; (ii) mutual covenants restricting each company's board from changing its recommendation to vote for the Arrangement, subject to specified exceptions; (iii) conditions precedent to the consummation of the proposed Arrangement, including: (a) approval of each company's equity holders pursuant to applicable law or rules of relevant securities exchange; (b) approval of the Court; (c) a material adverse effect not having occurred for either company at closing; and (d) to the extent required or necessary, the approval or consent or waiver to the Arrangement from any government entity in Canada or Egypt having been obtained; (iv) mutual covenants to provide assistance preparing needed filings with the U.S. and Canadian securities regulators; (v) reciprocal termination fee provisions due under specified circumstances in the amount of $15 million; (vi) a proposal that upon consummation of the arrangement all outstanding TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs would remain outstanding with the TransGlobe Common Shares underlying such instruments being substituted with VAALCO Shares; and (vii) a provision providing for three to-be-named existing members of the TransGlobe Board to join the VAALCO Board upon closing.

On June 26, 2022, the TransGlobe Board met with Evercore to discuss the revised approach letter from VAALCO.  Based on the merits of the proposal, the TransGlobe Board determined that TransGlobe would enter into an exclusivity period with VAALCO for the purposes of mutually completing due diligence working towards finalizing the definitive terms of the proposed transaction.

On June 27, 2022, representatives from Evercore and Stifel conducted a videoconference call during which representatives from Evercore and Stifel continued their discussions on valuation. Evercore proposed an ownership split of 46% TransGlobe Shareholders and 54% VAALCO Stockholders. After consultation with VAALCO, representatives from Stifel responded on a follow-up call that Evercore's proposal was outside of the VAALCO Board approved range and counter-proposed an ownership split of 45.5% TransGlobe Shareholders and 54.5% VAALCO Stockholders, which was inside the pre-approved range.

On June 28, 2022, a representative of Evercore telephoned a representative of Stifel and stated that VAALCO's proposal of an ownership split of 54.5% VAALCO Stockholders and 45.5% TransGlobe Shareholders, in each case calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, was acceptable to TransGlobe.

Also on June 28, 2022, TransGlobe and VAALCO executed an exclusivity letter with an exclusivity period expiring on July 8, 2022.

From June 28, 2022 to June 30, 2022, VAALCO's technical consultants visited TransGlobe's offices in Calgary, Alberta.  Also on June 28, the technical consultants did a site visit to TransGlobe's production operations site in Alberta.

Beginning on June 29, 2022, the legal and financial advisors for each of TransGlobe and VAALCO had a standing daily advisors' call to discuss progress and negotiation of the legal documentation for the proposed transaction.

On June 29, 2022, TransGlobe provided its initial responses to the legal due diligence request list previously sent by Mayer Brown.

On June 30, 2022, BD&P sent comments to the Arrangement Agreement to Mayer Brown and Osler. BD&P's comments reflected open issues, including: (i) the treatment of the outstanding TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs, which remained an open point; and (ii) the amount of the termination fee.

Also on June 30, 2022, BD&P and PW received an initial draft of the form of TransGlobe Voting Agreement from Osler.

On July 1, 2022, PW sent further comments to the draft Arrangement Agreement to Mayer Brown and Osler.  PW's comments concerned the tax treatment of the Arrangement to existing TransGlobe Shareholders. PW's comments indicated that TransGlobe sought to have the Arrangement be treated as a "plan of reorganization" within the meaning of U.S. Treasury regulations promulgated under Section 368(a) of the Code, which would generally be expected to result in U.S. holders of TransGlobe Common Shares not recognizing any gain or loss upon the receipt of Consideration Shares solely in exchange for TransGlobe Common Shares in the Arrangement.

On July 1, 2022, Osler sent an initial draft of the Plan of Arrangement to BD&P and PW.

On July 3, 2022, Osler sent a revised draft of the Arrangement Agreement to BD&P and PW.

Also on July 3, 2022, BD&P provided comments to the form of TransGlobe Voting Agreement to Mayer Brown and Osler.

On July 4, 2022, Mr. Cook and Mr. Fawthrop spoke on the telephone. The two discussed progress that had been made on due diligence, VAALCO's desire to retain members of the TransGlobe operations teams following the completion of the Arrangement and due diligence VAALCO was conducting on the TransGlobe Board as VAALCO advised it was seriously considering whether three members of the TransGlobe Board would join the VAALCO Board upon the closing of the Arrangement.

Also on July 4, 2022, BD&P, PW and Bird & Bird conducted a due diligence call with members of VAALCO's management. Representatives from Mayer Brown were also in attendance.

On July 5, 2022, BD&P sent comments to the draft Arrangement Agreement to Mayer Brown and Osler. Also on July 5, 2022, Osler sent a revised draft of the form of TransGlobe Voting Agreement to BD&P and PW.

On July 5, 2022, Mayer Brown and Osler conducted due diligence calls with members of TransGlobe's management to resolve outstanding due diligence questions.

Also on July 5, 2022, VAALCO, TransGlobe and each of their respective legal, accounting and financial advisors conducted a videoconference to discuss the tax treatment of the proposed transaction to existing TransGlobe Shareholders. VAALCO expressed the desire to have the proposed transaction be structured as a taxable transaction with the goal of making a Section 338(g) election under the Code. VAALCO outlined the tax benefits to the combined company, especially in relation to post-closing corporate restructuring, were such an election to be made. Subsequent to this videoconference, no proposed comments were made to the Arrangement Agreement that were inconsistent with a Section 338(g) election being made by VAALCO.

On July 6, 2022, Mr. Maxwell, Mr. Neely, Mr. Geoff Probert, TransGlobe's Vice President and Chief Operating Officer, and Mr. Craig Robertson, TransGlobe's Egypt country manager, travelled to Cairo and met with the Egyptian First Undersecretary for Exploration and Agreements in the Ministry of Petroleum and Mineral Resources to discuss the possible combination of the companies.  The continuity of the business in Egypt was communicated as well as the ability of a combined company to pursue further investments in Egypt, including offshore. Mr. Maxwell commented on the increased viability of foreign investment into Egypt as a result of policies encouraging the free flow of capital.

On July 6, 2022, BD&P provided comments to the TransGlobe Voting Agreement to Mayer Brown and Osler.

Also on July 6, 2022, Mr. Fawthrop and Mr. Cook spoke on the telephone. Mr. Fawthrop asked for Mr. Cook's recommendation on which TransGlobe Board members would join the combined company's board.  Mr. Cook stated that all of TransGlobe's non-executive directors had expressed interest in joining the combined company's board. Mr. Cook advised that the TransGlobe Board was meeting the following day.

On July 7, 2022, the TransGlobe Board met to discuss VAALCO. Also present at the meeting were Mr. Ok, , and other members of TransGlobe's management and representatives of Evercore and BD&P. At the meeting, the TransGlobe Board discussed the proposed transaction and received an update from management and the advisors as to the status of negotiations and the settling of the definitive agreements. Representatives of Evercore presented their preliminary financial analysis and noted that the proposed transaction contemplated an ownership split of 54.5% owned by VAALCO Stockholders and 45.5% owned by TransGlobe Shareholders, which implied an exchange ratio of 0.6729 of a VAALCO Share for each TransGlobe Common Share. Evercore confirmed that it expected to be able to deliver its opinion as to the fairness, from a financial point of view, of the consideration to be received by the TransGlobe Shareholders pursuant to the Arrangement.

At the meeting held on July 7, 2022, the TransGlobe Board also discussed with members of TransGlobe's management the treatment of outstanding TransGlobe Options, TransGlobe DSUs, TransGlobe RSUs and TransGlobe PSUs under the Plan of Arrangement. At such meeting, the TransGlobe Board determined the following with respect to the outstanding TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs: (i) all TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs held by directors of TransGlobe who would join the VAALCO Board upon closing of the proposed transaction, and held by employees who remained with the combined company upon closing of the proposed transaction, would remain outstanding; (ii) all outstanding TransGlobe Options to acquire TransGlobe Common Shares granted under the TransGlobe Option Plan would be deemed vested and cancelled in exchange for a cash payment in accordance with TransGlobe's Option Plan; (iii) each (x) TransGlobe DSU held by TransGlobe's resigning directors, (y) TransGlobe PSU held by TransGlobe Departing Employees; and (z) TransGlobe RSU held by TransGlobe Departing Employees would be deemed to be fully and unconditionally vested (at the applicable vesting percentage, in the case of TransGlobe PSUs) and cancelled in exchange for a cash payment from TransGlobe in accordance with the applicable plan; and (iv) each TransGlobe Continuing RSU and TransGlobe Continuing PSU will continue to vest in accordance with their terms, provided that the applicable vesting percentage of the TransGlobe Continuing PSUs would be fixed at the Effective Time, and if an employee is terminated following the Effective Time, all of such employee's unvested TransGlobe Continuing RSUs and TransGlobe Continuing PSUs, as applicable, would become fully vested and payable to the employee at the time of termination. The TransGlobe Board authorized Mr. Ok to communicate these determinations to VAALCO management.

On July 7, 2022, TransGlobe and VAALCO signed a new exclusivity agreement extending the expiry date of the exclusivity period to July 11, 2022. Osler also provided a revised draft of the Arrangement Agreement and an initial draft of the form of VAALCO Voting Agreement, modeled on the form of TransGlobe Voting Agreement, to BD&P and PW.

On July 8, 2022, a representative from Stifel spoke with Mr. Ok, on the telephone to enquire about the treatment of TransGlobe's equity incentives under the proposed transaction. Mr. Ok conveyed the determination of the TransGlobe Board from the July 7, 2022 meeting detailed above.

On July 9, 2022, BD&P provided comments to the Arrangement Agreement and Plan of Arrangement to Mayer Brown and PW.

Also on July 9, 2022, Mayer Brown informed BD&P that TransGlobe's treatment of the TransGlobe Awards as detailed above was agreed.

On July 10, 2022, the TransGlobe Board met to discuss VAALCO. Also present at the meeting were Mr. Ok and other members of TransGlobe's management and representatives of Evercore and BD&P. At the meeting, the TransGlobe Board discussed the proposed transaction and received an update from management and the advisors as to the status of negotiations and the definitive agreements. The TransGlobe Board was advised that the VAALCO Board's recommendation of the TransGlobe directors to be appointed to the board of the combined company had not yet been communicated to Mr. Cook.

On July 10, 2022, Mr. Fawthrop telephoned Mr. Cook to communicate the recommendation that Mr. Cook, Mr. Edward LaFehr and Mr. Timothy Marchant be appointed as directors of VAALCO upon completion of the Arrangement to serve until VAALCO's 2023 annual meeting of VAALCO Stockholders adopted by VAALCO's Nominating and Corporate Governance Committee earlier that day. Mr. Cook confirmed that the proposal to have Mr. Cook, Mr. LaFehr and Mr. Marchant join the VAALCO Board was accepted.

Between July 10, 2022 and July 13, 2022, BD&P, PW, Bird & Bird, Osler and Mayer Brown, exchanged drafts of the Arrangement Agreement, Plan of Arrangement, TransGlobe Voting Agreements and VAALCO Voting Agreements.

On July 12, 2022, the TransGlobe Board met to discuss VAALCO. Also present at the meeting were Mr. Ok and other members of TransGlobe's management and representatives of Evercore and BD&P. At the meeting, the TransGlobe Board discussed the proposed transaction and received an update from management and the advisors as to the status of negotiations and the settling of the definitive agreements. The TransGlobe Board was advised that the Arrangement Agreement, Plan of Arrangement, the TransGlobe Voting Agreements and the VAALCO Voting Agreements were complete and required only insertion of final transaction details.  Representatives of Evercore presented their updated financial analysis for the proposed transaction which contemplated an ownership split of 54.5% owned by VAALCO Stockholders and 45.5% owned by TransGlobe Shareholders with an exchange ratio of 0.6739 of a VAALCO Share for each TransGlobe Common Share. Evercore provided its oral opinion, as of July 13, 2022, as to the fairness, from a financial point of view, of the consideration to be received by the TransGlobe Shareholders pursuant to the arrangement.

Later on July 12, 2022, representatives from Stifel spoke on the telephone with representatives of Evercore. Stifel informed Evercore of a discrepancy that had been identified in VAALCO's outstanding VAALCO Share count, and as a result, the Exchange Ratio would need to be modified in order to reflect the agreed upon pro forma ownership split of 54.5% owned by VAALCO Stockholders and 45.5% owned by TransGlobe Shareholders. Representatives of Stifel informed Evercore that additional time would be required to finalize the definitive agreements to reflect this development.

On July 13, 2022, the TransGlobe Board met to discuss VAALCO. Also present at the meeting were Mr. Ok and other members of TransGlobe's management and representatives of Evercore and BD&P. At the meeting, the TransGlobe Board discussed the proposed transaction and received an update from management and the advisors as to developments subsequent to the July 12, 2022 TransGlobe Board meeting. Representatives of Evercore presented their updated financial analysis for the proposed transaction which contemplated an ownership split of 54.5% owned by VAALCO Stockholders and 45.5% owned by TransGlobe Shareholders with an exchange ratio of 0.6727 of a VAALCO Share for each TransGlobe Common Share. It was also noted that based on the prior day's closing share price for the TransGlobe Common Shares, a revised termination fee of $9.15 million for each party had been agreed. Evercore provided its oral opinion (subsequently confirmed in writing), as of July 13, 2022, as to the fairness, from a financial point of view, of the consideration to be received by the TransGlobe Shareholders pursuant to the arrangement. For a more detailed discussion of Evercore's fairness analysis, see the section entitled "Evercore Fairness Opinion" and for the full text of the Evercore Fairness Opinion, see Appendix D. The TransGlobe Board discussed the merits of the proposed transaction and unanimously approved the proposed transaction and execution of the various deal documentation.

Later on July 13, 2022, TransGlobe and VAALCO agreed to the modified Exchange Ratio and termination fees and executed the Arrangement Agreement. VAALCO (together with AcquireCo) and TransGlobe executed the TransGlobe Voting Agreements and the VAALCO Voting Agreements with directors and officers of TransGlobe and VAALCO, respectively.

Recommendation of the TransGlobe Board

After considering the Evercore Fairness Opinion and other relevant matters, the TransGlobe Board unanimously determined that the Arrangement is fair to the TransGlobe Shareholders and that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of TransGlobe. The TransGlobe Board unanimously recommends that the TransGlobe Shareholders vote in favour of the Arrangement Resolution.

Benefits of the Arrangement

The TransGlobe Board, in recommending the Arrangement to TransGlobe Shareholders, believes the Arrangement provides a number of anticipated benefits to TransGlobe and the TransGlobe Shareholders including, without limitation, the following:

(a)	the Exchange Ratio represents a 24.9% premium per TransGlobe Common Share based on the companies' respective 30-day volume weighted average share prices as of market close on July 13, 2022;
(b)

the Arrangement will combine two crude oil and natural gas leaders to create a world-class, African-focused exploration and development company supporting a host of benefits to the combined company's stockholders and other stakeholders; and creating a full-cycle portfolio of strong assets in Egypt, Gabon, Equatorial Guinea and Canada under a production and development-oriented business model;

(c)

the combined company will have a larger, more diversified reserves and production base, enhancing risk management, increasing portfolio optionality to high-grade and sequence investment projects towards the projects with attractive returns, as well as increasing access to a broader set of capital sources relative to each company on a standalone basis.  The management of TransGlobe estimates combined 2022 production guidance range of 17,700 to 19,000 boepd (96% oil and liquids) and combined 2023 preliminary outlook production range of 17,500 to 21,500 boepd (96% oil and liquids) on a NRI basis across Egypt, Gabon and Canada;

(d)

the combined company will be in a strong financial position, with US$97.9 million cash and cash equivalents as of June 30, 2022 (prior to the receipt of $70.3 million in July and August 2022 from VAALCO's May and June 2022 liftings) and $3.1 million in long-term debt, in each case on a pro forma combined basis, and the combined company will have access to additional liquidity under

VAALCO's existing facility agreement ($50.0 million undrawn as of June 30, 2022) and TransGlobe's credit facility with ATB Financial ($17.4 million (C$22.5 million) of which $3.1 million (C$4.0 million) was drawn as of June 30, 2022), which provides the combined company with the financial flexibility to invest in projects with attractive returns through continued disciplined capital allocation in the future;

(e)

the combined company will have the potential to realize significant operational synergies with US$30 million to US$50 million in anticipated cost savings through 2030 that would otherwise not be possible on a standalone basis;

(f)

the Arrangement will allow TransGlobe Shareholders to participate in the benefits of the combined company, including: (i) subject to VAALCO Board approval, a target annual dividend of US$28 million (approximately US$0.25 per share, calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement), subject to the completion of the Arrangement; and (ii) an up to US$30 million (approximately US$0.27 per VAALCO Share equivalent, calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement) share buyback program, subject to completion of the Arrangement;

(g)

the combined company will feature proven and experienced oil and gas business leaders, at both the board and executive management team levels, with a demonstrable track record of creating and delivering value to stockholders along with the combination of two highly capable subsurface, technical, operational and business development teams enabling the pooling of operational best practices, skills and technology across the combined portfolio;

(h)

the combined company will benefit from greater scale, diversification and financial resilience that are expected to provide access to a broader range of capital sources.  Stockholders in the combined company should benefit from a more liquid investment, with an increased number of VAALCO Shares traded on the NYSE and LSE, a more diversified combined stockholder profile and increased visibility in the public capital markets. Furthermore, comparable companies of greater scale have achieved higher valuation multiples in public markets and, if there is a higher trading multiple for the combined company's stock, this could provide an incremental benefit to stockholders as a result of the Arrangement;

(i)

the combined company will have an attractive inventory of organic growth projects across the portfolio in all regions, and will be more favorably positioned to self-fund, optimize and generate value from these projects on account of the combined company's superior operational and technical capabilities and financial resources, relative to each of VAALCO and TransGlobe on an individual basis. By combining the portfolios, the combined company will have greater optionality to optimize capital allocation and ranking, allowing for the company to prioritize high-grade investment opportunities to optimize returns;

(j)	the combined company will be well positioned to benefit from additional targeted inorganic growth in Africa, with reference to strict strategic, financial and operational criteria;
(k)

Evercore presented its financial analysis to the TransGlobe Board and also delivered its oral opinion, which was subsequently confirmed in writing, that as of the date of, and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications as described in such written opinion, the Consideration to be received by the TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the TransGlobe Shareholders. For a more detailed description of the Evercore Fairness Opinion, see "The Arrangement — Evercore Fairness Opinion" section of this Information Circular;

(l)	the VAALCO Board and the TransGlobe Board have unanimously recommended support for the Arrangement. Additionally, all of the directors and members of executive team of each of VAALCO and TransGlobe have entered into the VAALCO Voting Agreements and TransGlobe Voting Agreements, respectively, pursuant to which they have agreed, among other things, to vote in favor of, in the case of VAALCO, the VAALCO Resolutions, and in the case of TransGlobe, the Arrangement Resolution. In the case of VAALCO, the VAALCO Voting Agreements relate to VAALCO Shares comprising approximately 1.6% of issued and outstanding VAALCO Shares (on a non-diluted basis) as of the record date of the VAALCO Meeting; and in the case of TransGlobe, the TransGlobe Voting Agreements relate to TransGlobe Common Shares comprising approximately 1.3% of issued and outstanding TransGlobe Common Shares (on a non-diluted basis) as of the Record Date;

(m)	the Arrangement Agreement is the result of arm's length negotiations and includes terms and conditions that are reasonable in the judgment of the TransGlobe Board;
(n)	the likelihood that the conditions to completion of the Arrangement will be satisfied prior to the Outside Date;
(o)

the Arrangement Agreement provides for an Exchange Ratio, which will not be adjusted as a result of possible changes in the market prices of VAALCO Shares or TransGlobe Common Shares following the announcement of the Arrangement, providing reasonable certainty as to the respective pro forma percentage ownership of VAALCO by the current VAALCO Stockholders and TransGlobe Shareholders. In addition, the all-stock transaction preserves the combined company's cash resources for operational and investment purposes;

(p)

after reviewing the current and prospective business climate in the oil and gas industry, including the potential for further consolidation or acquisitions, and the benefits and risks of other strategic opportunities reasonably available to TransGlobe, the TransGlobe Board believes that the Arrangement represents TransGlobe's best prospect for increasing TransGlobe Shareholder value in the medium to long term;

(q)	the Arrangement Agreement imposes restrictions on VAALCO's ability to solicit or engage in discussions or negotiations regarding certain alternative Acquisition Proposals for VAALCO;
(r)	there are limited circumstances in which the VAALCO Board may terminate the Arrangement Agreement or change its recommendation that VAALCO Stockholders approve the VAALCO Resolutions;
(s)

notwithstanding the limitations contained in the Arrangement Agreement on TransGlobe's ability to solicit interest from third parties and terminate the Arrangement Agreement, the Arrangement Agreement allows TransGlobe to engage in discussions or negotiations regarding any unsolicited competing proposal for TransGlobe received prior to the Meeting that constitutes or would reasonably be expected to result in a Superior Proposal;

(t)

the Arrangement Agreement allows the TransGlobe Board to change its recommendation that TransGlobe Shareholders vote in favour of the Arrangement Resolution at any time (prior to the time that TransGlobe Shareholder approval of the Arrangement Resolution is obtained) following the TransGlobe Board's good faith determination, after consultation with its outside legal counsel and financial advisors, that an alternative Acquisition Proposal constitutes a Superior Proposal or in response to an intervening event following the TransGlobe Board's good faith determination, after consultation with its outside legal counsel, that a failure to effect a change in recommendation would be inconsistent with its fiduciary duties under applicable law; and

(u)	TransGlobe's right to receive a termination fee of $9.15 million or up to a $2.00 million expense reimbursement in the event that the Arrangement Agreement is terminated in certain circumstances.

TransGlobe Board Review

During the course of its deliberations and in arriving at its decision to enter into the Arrangement Agreement, the TransGlobe Board, Evercore and TransGlobe's legal counsel met formally and informally a number of times to review, consider and discuss numerous factors in connection with the proposed Arrangement, including but not limited to:

(a)	information concerning the business, operations, property, assets, financial condition, operating results and prospects of each of TransGlobe and VAALCO;
(b)	historical information regarding the trading prices and volumes of the TransGlobe Common Shares and VAALCO Shares;
(c)	industry forecasts regarding the prices and price trends of oil, natural gas and natural gas liquids;
(d)	current and prospective industry, economic and market conditions and trends affecting TransGlobe and VAALCO;
(e)	the likelihood of completion, given the limited number of conditions necessary for the completion of the Arrangement;
(f)

the opinion of Evercore that, subject to the review of formal documentation effecting the Arrangement, the Consideration to be received by the TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the TransGlobe Shareholders (see "The Arrangement - Evercore Fairness Opinion");

(g)	the expected benefits of the Arrangement;
(h)

the Arrangement Agreement was the result of a comprehensive negotiation process and was undertaken with the support of Evercore and TransGlobe's external legal counsel, and those negotiations resulted in terms and conditions that are reasonable in the judgment of the TransGlobe Board;

(i)

the risks and possible benefits associated with pursuing alternatives to the Arrangement, including pursuing TransGlobe's business plan and developing on a standalone basis and operating all or a portion of its current assets having regard to the current and prospective industry, economic, commodity and other market conditions and trends affecting TransGlobe;

(j)	the other alternatives that had been investigated by TransGlobe and the risks and possible benefits of pursuing such alternatives instead of the Arrangement; and
(k)	the risks associated with completion of the Arrangement.

In its review of the proposed terms of the Arrangement, the TransGlobe Board also considered a number of elements of the transaction that provide protection to the TransGlobe Shareholders:

(a)	the Arrangement must be approved by at least 66⅔% of the votes cast at the Meeting by the TransGlobe Shareholders, present in person or represented by proxy at the Meeting;
(b)

the Arrangement will only become effective if, after hearing from all interested Persons who choose to appear before it, the Court determines that the Arrangement is fair to the TransGlobe Shareholders;

(c)

the ability of TransGlobe to terminate the Arrangement Agreement and receive the termination fee of $9.15 million payable to TransGlobe from VAALCO (or, at VAALCO's direction, AcquireCo) in certain circumstances;

(d)	under the Arrangement Agreement, the TransGlobe Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement; and
(e)

the TransGlobe Shareholders will be granted the right to dissent with respect to the Arrangement and receive the fair value of their TransGlobe Common Shares through a Court proceeding in which the Court could determine that the fair value is more than, equal to, or less than the Consideration under the Arrangement.

The TransGlobe Board also considered a number of uncertainties, risks and other potential negative factors associated with the Arrangement, including the following:

(a)

the risks and costs to TransGlobe if the Arrangement is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and stakeholder relationships;

(b)

the restrictions on the conduct of TransGlobe's business prior to the completion of the Arrangement, requiring TransGlobe to conduct its business in the ordinary course, subject to specific exceptions, which may delay or prevent TransGlobe from undertaking business opportunities that may arise pending completion of the Arrangement;

(c)

the provisions of the Arrangement Agreement that restrict TransGlobe's ability to solicit possibly Superior Proposals and the required payment by TransGlobe of a $9.15 million termination fee and/or up to a $2.00 million expense reimbursement in the event of the termination of the Arrangement Agreement under specified circumstances described under "The Arrangement Agreement - Termination of Arrangement Agreement";

(d)	the fees and expenses associated with the Arrangement, a significant portion of which will be incurred regardless of whether the Arrangement is consummated;
(e)

the requirement that, even if the TransGlobe Board has changed its recommendation with respect to the Arrangement Resolution, TransGlobe must hold the Meeting and bring such proposals for a vote at the Meeting;

(f)

the challenges and costs of combining regulatory and administrative operations of a U.S. company and a Canadian company with assets located in Canada and Egypt, which could adversely affect the combined company's operating results and hinder the achievement of the anticipated benefits of the Arrangement;

(g)

the challenges inherent in the combination of two business enterprises of this size and complexity, including the attendant risks that the anticipated production and operational synergies and other benefits sought to be obtained from the Arrangement might not be achieved in the time frame contemplated or at all;

(h)	the risks associated with the effects of general competitive, economic, political and market conditions and fluctuations on VAALCO, TransGlobe and/or the combined company; and
(i)	various other risks associated with the combination of the businesses of VAALCO and TransGlobe, some of which are described under the "Risk Factors" section.

The foregoing summary of what was considered by the TransGlobe Board is not intended to be exhaustive of all the factors that were considered in arriving at a conclusion of the TransGlobe Board to enter into the Arrangement Agreement. Members of the TransGlobe Board used their own knowledge and understanding of the business, financial conditions, and prospects of TransGlobe and VAALCO along with the assistance of TransGlobe management, Evercore and TransGlobe's legal advisors in their evaluation of the Arrangement. Given the numerous factors that were considered in connection with evaluating the Arrangement, it is not practical to quantify or assign relative weight to specific facts relied upon by the TransGlobe Board in reaching its conclusions and recommendations. In addition, individual members of the TransGlobe Board may have given different weight to different factors. The conclusions and recommendations of the TransGlobe Board were arrived at after giving consideration to the totality of the information and factors involved.

Evercore Fairness Opinion

In connection with the evaluation of the Arrangement, the TransGlobe Board received and considered, among other things, the Evercore Fairness Opinion. Pursuant to the Evercore Engagement Letter, Evercore was retained to provide financial advice and various advisory services to TransGlobe, including providing an opinion to the TransGlobe Board.

At a meeting of the TransGlobe Board to consider the Arrangement on July 13, 2022, Evercore orally delivered its opinion to the TransGlobe Board, which was subsequently confirmed in writing, to the effect that, as of the date thereof, and subject to the assumptions, limitations, qualifications and other matters stated in the Evercore Fairness Opinion, the Consideration to be received by the TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the TransGlobe Shareholders.

The full text of the Evercore Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering the Evercore Fairness Opinion, is attached as Appendix D. The Evercore Fairness Opinion addresses the fairness, from a financial point of view, of the Consideration to be received by the TransGlobe Shareholders pursuant to the Arrangement and does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement that may be relevant to TransGlobe or the TransGlobe Shareholders. Evercore provided the Evercore Fairness Opinion to the TransGlobe Board for their exclusive use only in considering the Arrangement. The Evercore Fairness Opinion may not be relied upon by any other Person. The Evercore Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternatives that may be available to TransGlobe. The Evercore Fairness Opinion does not constitute a recommendation to any TransGlobe Shareholder as to how such TransGlobe Shareholder should act or vote on any matters relating to the Arrangement.

During the two years preceding the date on which Evercore was first contacted with respect to the engagement of Evercore by TransGlobe, an affiliate of Evercore provided ordinary course advisory or investment banking services to VAALCO, including acting as financial advisor for VAALCO's acquisition of Sasol's 27.75% participating interest in the Etame Marin license.

On May 28, 2021, TransGlobe entered into an engagement letter with Evercore to provide ordinary course advisory or investment banking services to TransGlobe. Such engagement letter was superseded and replaced by the Evercore Engagement Letter.

The terms of the Evercore Engagement Letter provide that Evercore will be paid a fixed fee for rendering the Evercore Fairness Opinion (which is not contingent on the conclusions reached in the Evercore Fairness Opinion or the consummation of the Arrangement or any alternative transaction). Evercore will also be paid certain fees for its services as financial advisor to TransGlobe, a substantial portion of which is contingent on the consummation of the Arrangement. In addition, TransGlobe has agreed to indemnify Evercore for certain liabilities that may arise out of its engagement.

TransGlobe Shareholders are urged to read the Evercore Fairness Opinion in its entirety. This summary of the Evercore Fairness Opinion is qualified in its entirety by the full text of such opinion.

Treatment of TransGlobe Options

As approved by the TransGlobe Board, each TransGlobe Option outstanding at the Effective Time (whether vested or unvested), notwithstanding the terms of the TransGlobe Option Plan, shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Options, fully and unconditionally vested and exercisable, and shall be surrendered and transferred to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to, for each TransGlobe Common Share for which the TransGlobe Option may be exercised, the amount (if any) by which (x) the product of the Closing VWAP multiplied by the Exchange Ratio exceeds (y) the Exercise Price thereof and for greater certainty, where such amount is zero or negative, none of TransGlobe, VAALCO, AcquireCo or the Depositary shall be obligated to pay the holder of such TransGlobe Option any amount in respect of such TransGlobe Option and the TransGlobe Option Plan shall be terminated and of no further force and effect.

Treatment of TransGlobe DSUs

As approved by the TransGlobe Board, notwithstanding the terms of the TransGlobe DSU Plan, the "Final Payment Date" (as defined in the TransGlobe DSU Plan) of each TransGlobe Surrendered DSU shall be, and shall be deemed to be, the Effective Time and each TransGlobe Surrendered DSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered DSUs, fully and unconditionally vested, and settled and paid by surrender and transfer from the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered DSU.

Pursuant to the terms of the TransGlobe DSU Plan (including but not limited to sections 3.1 and 4.8), each one TransGlobe Continuing DSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe DSU Plan, the terms of such TransGlobe Continuing DSU shall be amended so as to substitute for the TransGlobe Common Shares underlying such TransGlobe Continuing DSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Common Shares underlying such TransGlobe Continuing DSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing DSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe DSU Plan.

Treatment of TransGlobe RSUs

As approved by the TransGlobe Board, notwithstanding the terms of the TransGlobe RSU Plan, the "Distribution Date" (as defined in the TransGlobe RSU Plan) of each TransGlobe Surrendered RSU shall be, and shall be deemed to be, the Effective Time and each TransGlobe Surrendered RSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered RSUs, fully and unconditionally vested, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered RSU.

Pursuant to the terms of the TransGlobe RSU Plan (including but not limited to sections 3.1, 4.11 and 4.12), each one TransGlobe Continuing RSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe RSU Plan, the terms of such TransGlobe Continuing RSU shall be amended so as to substitute for the TransGlobe Common Shares underlying such TransGlobe Continuing RSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Common Shares underlying such TransGlobe Continuing RSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing RSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe RSU Plan.

Treatment of TransGlobe PSUs

As approved by the TransGlobe Board, notwithstanding the terms of the TransGlobe PSU Plan, each TransGlobe Surrendered PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered PSUs, fully and unconditionally vested at the TransGlobe PSU Vesting Percentage, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered PSU. The TransGlobe Board will determine the TransGlobe PSU Vesting Percentage prior to the Effective Time, which percentage will not exceed 200%.

Pursuant to the terms of the TransGlobe PSU Plan (including but not limited to sections 3.1, 4.6, 4.12 and 4.13), each one TransGlobe Continuing PSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe PSU Plan, the terms of such TransGlobe Continuing PSU shall be amended so as to substitute for the TransGlobe Common Shares underlying such TransGlobe Continuing PSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Common Shares underlying such TransGlobe Continuing PSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing PSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe PSU Plan.

TransGlobe Voting Agreements, VAALCO Voting Agreements and Intention of Certain TransGlobe Shareholders

TransGlobe Voting Agreements

On July 13, 2022, in connection with the signing of the Arrangement Agreement, VAALCO and AcquireCo entered into the TransGlobe Voting Agreements. As of the Record Date, TransGlobe Shareholders subject to the TransGlobe Voting Agreements, collectively, owned, directly or indirectly, or exercised control or direction over, an approximately 1.3% of the outstanding TransGlobe Common Shares on a non-diluted basis and approximately 2.2% of the outstanding TransGlobe Common Shares on a partially diluted basis, assuming exercise or vesting of the TransGlobe Options.

The TransGlobe Voting Agreements set forth, among other things, the agreement of such TransGlobe Shareholders to: (i) vote or cause to be voted their TransGlobe Common Shares, TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs, TransGlobe RSUs, and any other securities of TransGlobe owned or acquired by them during the term of their respective TransGlobe Voting Agreement, in favour of the Arrangement Resolution, as well as any other resolutions necessary for the consummation of the Arrangement and against any resolution, action, proposal, transaction or agreement proposed by any person that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with the completion of the Arrangement; (ii) deliver or cause to deliver to the applicable transfer agent duly executed proxies or voting information forms completed at least 10 Business Days prior to the Meeting as specified in the TransGlobe Voting Agreement; (iii) not to take any other action of any kind, including voting or not voting and relevant securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; (iv) not to exercise any dissent rights or rights of appraisal; and (v) not to, directly or indirectly, sell transfer, pledge or assign, or agree to sell transfer, pledge or assign, any of the relevant securities governed by the TransGlobe Voting Agreements (except with consent or pursuant to the TransGlobe Voting Agreements).

Notwithstanding the above, if the TransGlobe Board changes its recommendation that the TransGlobe Shareholders approve the Arrangement Resolution, such TransGlobe Shareholders, subject to the TransGlobe Voting Agreements, will be entitled to abstain from voting on: (i) the approval, consent, ratification and adoption of such resolutions, as applicable, and any other matter necessary for the consummation of the Arrangement; and (ii) any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement.

The TransGlobe Voting Agreements terminate upon the earliest of: (i) mutual written consent of the parties; (ii) the termination of the Arrangement Agreement in accordance with its terms; (iii) VAALCO or AcquireCo decreases the amount of the Consideration or effects a change to the terms of the Arrangement Agreement that is materially adverse to the applicable TransGlobe Shareholder without his or her consent; or (iv) the Effective Time.

VAALCO Voting Agreements

On July 13, 2022, in connection with the signing of the Arrangement Agreement, TransGlobe entered into the VAALCO Voting Agreements. As of August 24, 2022, the record date of the VAALCO Meeting, VAALCO Stockholders subject to the VAALCO Voting Agreements, collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 1.6% of the outstanding VAALCO Shares on a non-diluted basis and approximately 2.6% of the outstanding VAALCO Shares on a partially diluted basis, assuming exercise or vesting of the VAALCO options.

The VAALCO Voting Agreements set forth, among other things, the agreement of such VAALCO Stockholders to: (i) vote their VAALCO Shares, options to purchase VAALCO Shares granted, and VAALCO restricted share units issued, under the "VAALCO Incentive Plans" (as defined in the Arrangement Agreement), and any other securities of VAALCO owned or acquired by them during the term of the VAALCO Voting Agreements in favor of the VAALCO Resolutions, as well as any other resolutions necessary for the consummation of the Arrangement and against any resolution, action, proposal, transaction or agreement proposed by any person that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with the completion of the Arrangement; (ii) deliver or cause to deliver to the applicable transfer agent duly executed proxies or voting instruction forms completed at least 10 Business Days prior to the Meeting as specified in the VAALCO Voting Agreement; (iii) not to take any other action of any kind, including voting or not voting and relevant securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and (iv) not to, directly or indirectly, sell transfer, pledge or assign, or agree to sell transfer, pledge or assign, any of the relevant securities governed by the VAALCO Voting Agreement (except with consent or pursuant to the VAALCO Voting Agreements).

Notwithstanding the above, if the VAALCO Board changes its recommendation that the VAALCO Stockholders approve the VAALCO Resolutions, such VAALCO Stockholders, subject to the VAALCO Voting Agreements will be entitled to abstain from voting on: (a) the approval, consent, ratification and adoption of such proposals, as applicable, and any other matter necessary for the consummation of the Arrangement, and (b) any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement.

The VAALCO Voting Agreements terminate upon the earliest of: (i) mutual written consent of the parties; (ii) the termination of the Arrangement Agreement in accordance with its terms; or (iii) the Effective Time.

Procedural Steps for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the TransGlobe Shareholders in the manner set forth in the Interim Order;
(b)	the Court must grant the Final Order approving the Arrangement;
(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and
(d)	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

TransGlobe Shareholder Approvals

The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by holders of TransGlobe Common Shares, either in person (or virtually) or by proxy, at the Meeting. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

See "General Proxy Matters – Procedure and Votes Required" and "The Arrangement – Securities Law Matters".

Other Approvals

Court Approvals

Interim Order

On August 29, 2022, the Court granted the Interim Order directing the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by TransGlobe Shareholders at the Meeting in the manner required by the Interim Order, TransGlobe will make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for September 29, 2022 at 2:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Edmonton Courts Centre, 1A Sir Winston Churchill Square, Edmonton, Alberta. At the hearing, any TransGlobe Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon TransGlobe a Notice of Intention to Appear including an address for service in the Province of Alberta and indicating whether such TransGlobe Shareholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position that holder or person intends to advance before the Court and any evidence or materials which are to be presented to the Court on or before 4:00 p.m. (Calgary time) on September 27, 2022 (or the Business Day that is two Business Days prior to the date of the Meeting if it is not held on September 29, 2022). Service of such notice shall be effected by service upon the solicitors for TransGlobe: Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Craig Alcock.  See the Notice of Application accompanying this Information Circular.

The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the VAALCO Shares to TransGlobe Shareholders pursuant to the Arrangement.

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA, which provides that, where it is impractical to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by TransGlobe for approval of the Arrangement. TransGlobe has been advised by its counsel, BD&P, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Corporation may determine not to proceed with the Arrangement.

Although there have been a number of judicial decisions considering Section 193 of the ABCA and applications to various arrangements, there have not been, to the knowledge of TransGlobe, any recent significant decisions which would apply in this instance. TransGlobe Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Regulatory Matters

The TransGlobe Egyptian Parties are parties to two Concession Agreements with the EGPC and the Egyptian Government that provide exclusive rights to explore for and develop oil and gas in the South Ghazalat Area Western Desert and the merged development areas of West Bakr, West Gharib and Northwest Gharib Onshore.  The Concession Agreements contain the Assignment Provisions, which provide that the TransGlobe Egyptian Parties may not assign any of their rights, privileges, duties or obligations under the Concession Agreements, directly or indirectly, without the written consent of the Egyptian Government.  In addition, if the Assignment Provisions are triggered: (i) the EGPC has the right to acquire the interest intended to be assigned on the same conditions, if it elects to do so within 90 days of receiving the final conditions (including the value of each assignment); and (ii) the TransGlobe Egyptian Parties would be required to pay a non-recoverable assignment fee to the EGPC in an amount equal to 10% of the value of each assignment deal upon the Egyptian Government's approval of any assignment.

Neither TransGlobe nor VAALCO believes that the Arrangement triggers the Assignment Provisions. Following announcement of the Arrangement, the EGPC delivered correspondences to each of TransGlobe and VAALCO requesting data and documents relating to the Arrangement, the value of the deal and TransGlobe's share in the relevant Egyptian assets. TransGlobe and VAALCO have engaged, and are continuing to engage, in discussions with the office of the Minister of Petroleum and Mineral Resources and the EGPC, for the purpose of clarifying that the Arrangement does not, and is not deemed to, trigger the Assignment Provisions in the Concession Agreements.

If the Arrangement does trigger the Assignment Provisions: (i) consummation of the Arrangement would require the written approval of the Egyptian Government; and (ii) the TransGlobe Egyptian Parties would be required to pay a non-recoverable assignment fee to the EGPC in an amount equal to 10% of the value of each assignment deal upon the Egyptian Government's approval of any assignment. See "Risk Factors– TransGlobe's Concession Agreements in Egypt contain assignment provisions and, if such assignment provisions were triggered by the Arrangement, it could adversely affect the ability to consummate the Arrangement or the benefits anticipated to be realized from the Arrangement in a material manner."

Stock Exchange Approvals

It is a mutual condition to completion of the Arrangement that: (i) the Consideration Shares, subject to customary conditions, have been approved for listing on the NYSE; (ii) the FCA has acknowledged to VAALCO or its agent (and such acknowledgement has not been withdrawn) that the application for Admission has been approved and (after satisfaction of any conditions to listing), Admission will become effective as soon as a dealing notice has been issued by the FCA and any listing conditions having been satisfied; and (iii) the LSE has acknowledged to VAALCO or its agent (and such acknowledgement has not been withdrawn) that the conditions to the Enlarged Share Capital being admitted to trading on the Standard List have been satisfied.

Other Required Approvals

To the best knowledge of the Corporation, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entity in connection with the Arrangement except as described herein.

Timing

If the Meeting is held as scheduled and is not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, TransGlobe will apply for the Final Order approving the Arrangement. If the Final Order is obtained on September 29, 2022 in form and substance satisfactory to TransGlobe and VAALCO, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, TransGlobe expects the Effective Date to occur in the second half of 2022.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

The Corporation's objective is to have the Effective Date occur in the second half of 2022. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on September 29, 2022.

Stock Exchange Listings

The TransGlobe Common Shares are listed and posted for trading on the TSX and AIM under the symbol "TGL" and on NASDAQ under the symbol "TGA". The VAALCO Shares are listed and posted for trading on the NYSE and LSE under the symbol "EGY". The closing prices on July 13, 2022, the last trading day completed prior to announcement of the proposed Arrangement of the TransGlobe Common Shares and VAALCO Shares on the TSX and NYSE were CDN$4.13 and $6.23, respectively. The closing prices on August 26, 2022 of the TransGlobe Common Shares and VAALCO Shares on the TSX and NYSE were $CDN4.54 and $5.30, respectively.

If completed, it is anticipated that the Arrangement will result in the TransGlobe Common Shares being delisted from the TSX, NASDAQ and AIM as promptly as practicable following the Effective Date.

See "Market for Securities" in Appendix F – "Information Concerning TransGlobe" and "Trading Price and Volumes" in Appendix G – "Information Concerning VAALCO".

The Arrangement Agreement and Plan of Arrangement

The summary of the material provisions of the Arrangement Agreement and the Plan of Arrangement below and elsewhere in this Information Circular is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is attached to this Information Circular as Appendix C, and the Plan of Arrangement which is attached as Schedule A to the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement and the Plan of Arrangement that is important to a TransGlobe Shareholder. TransGlobe Shareholders are urged to carefully read the Arrangement Agreement in its entirety, including all of its schedules, as it is the legal document governing the Arrangement. The Arrangement Agreement contains representations and warranties that the Parties have made to each other as of specific dates. The assertions embodied in the representations and warranties in the Arrangement Agreement were made solely for purposes of the Arrangement Agreement and the transactions and agreements contemplated thereby among the Parties thereto, and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the terms thereof. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed on TransGlobe's issuer profile through the SEDAR website (www.sedar.com), and the assertions embodied in the representations and warranties contained in the Arrangement Agreement (and summarized below) are qualified by information in disclosure letters provided by TransGlobe to VAALCO and by VAALCO to TransGlobe in connection with the signing of the Arrangement Agreement and by certain information contained in certain of VAALCO's and TransGlobe's filings with the SEC and the Canadian securities regulatory authorities, as applicable. These disclosure letters, SEC filings and Canadian securities regulatory authorities filings, as applicable, contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Arrangement Agreement. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after July 13, 2022 and subsequent developments or new information qualifying a representation or warranty may have been included in this Information Circular. In addition, if specific material facts arise that contradict the representations and warranties in the Arrangement Agreement, VAALCO or TransGlobe, as applicable, will disclose those material facts in the public filings that it makes with the SEC and Canadian securities regulatory authorities, as applicable, in accordance with, and to the extent required by, applicable Law. Accordingly, the representations and warranties in the Arrangement Agreement, the Plan of Arrangement and their descriptions in this Information Circular should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings VAALCO and TransGlobe publicly filed with the SEC and Canadian securities regulatory authorities, as applicable.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties, all of which are qualified by public disclosure and many of which are qualified by Material Adverse Effect, made by each of VAALCO, AcquireCo and TransGlobe, as applicable. The statements embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement among VAALCO, AcquireCo and TransGlobe and are subject to important qualifications and limitations agreed to by VAALCO, AcquireCo and TransGlobe in connection with negotiating its terms.

The Arrangement Agreement contains certain representations and warranties of TransGlobe relating to the following: organization and qualification; authority relative to the Arrangement Agreement; no conflict, required filings and consent; subsidiaries; compliance with Laws and constating documents; authorizations; capitalization and listing; shareholder and similar agreements; reporting issuer status and stock exchange compliance; U.S. Securities Law matters; reports; financial statements; undisclosed liabilities; Sarbanes-Oxley compliance; takeover Laws; title; Petroleum Rights Agreements; no defaults under leases and agreements; expropriation; environmental; ownership of material property; no rights of first refusal; royalties, rentals and taxes paid; licenses; reserves; intellectual property; employment matters; absence of certain changes or events; litigation; taxes; books and records; insurance; non-arm's length transactions; benefit plans; restrictions on business activities; material contracts; anti-corruption; sanctions; import and export controls; indigenous claims; NGOs and community groups; brokers; expenses; the Evercore Fairness Opinion; cultural business; the Hart-Scott-Rodino Antitrust Improvement Act of 1976; and the Competition Act.

The Arrangement Agreement contains certain representations and warranties of VAALCO and AcquireCo relating to the following: organization and qualification; authority relative to the Arrangement Agreement; no conflicts, required filings and consents; subsidiaries; compliance with Laws and constating documents; authorizations; capitalization and listing; shareholder and similar agreements; registrant status and stock exchange compliance; U.S. Securities Law matters; reports; financial statements; undisclosed liabilities; Sarbanes-Oxley compliance; takeover Laws; title; Petroleum Rights Agreements; no defaults under leases and agreements; expropriation; absence of certain changes or events; litigation; environmental; ownership of material property; no rights of first refusal; royalties, rentals and taxes paid; licenses; reserves; intellectual property; employment matters; ownership of TransGlobe Common Shares; taxes; books and records; non-arm's length transactions; restrictions on business activities; material contracts; anti-corruption; sanctions; import and export controls; brokers and expenses; fairness opinion; freely tradable shares; and the Competition Act.

Covenants

TransGlobe and VAALCO have agreed to undertake certain covenants between the date of the Arrangement Agreement and the completion of the Arrangement. A brief summary of certain of those covenants is provided in this subsection.

Except: (a) as set out in the disclosure letter of such Party; (b) as expressly required or permitted under certain provisions of the Arrangement Agreement; (c) as required by applicable Law or a Governmental Entity; (d) to comply with COVID-19 Measures or that is a COVID-19 Response; or (e) unless the other Party agrees in writing, each of TransGlobe and VAALCO will and will cause each of their respective Subsidiaries to: (i) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business and in accordance with good oil and gas field and industry practice; (ii) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets and to keep available the services of its and their officers and employees as a group; and (iii) conduct its and their affairs regarding any Petroleum Rights Agreements (and, to the extent within its or their reasonable control, operations thereunder) in accordance with good oil and gas field and industry practice.

Without limiting the generality of the foregoing, TransGlobe has agreed that it will not and will cause each of its Subsidiaries not to, directly or indirectly:

(a)	amend or propose to amend its articles, by-laws or other constating documents, including partnership agreements, or those of its Subsidiaries;
(b)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any TransGlobe Common Shares;
(c)

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any TransGlobe Common Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any TransGlobe Common Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs, TransGlobe RSUs or any other equity based awards), other than pursuant to the exercise or settlement (as applicable) of TransGlobe Options that are outstanding as of the date of the Arrangement Agreement in accordance with their terms (as such terms are disclosed in the "TransGlobe Public Documents" (as such term is defined in the Arrangement Agreement"));

(d)	split, combine or reclassify any outstanding TransGlobe Common Shares or the securities of any of its Subsidiaries;
(e)

redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire TransGlobe Common Shares or other securities of TransGlobe or any securities of its Subsidiaries other than purchases of TransGlobe Common Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of TransGlobe equity awards;

(f)	amend the terms of any securities of TransGlobe or any of its Subsidiaries;
(g)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of TransGlobe or any of its Subsidiaries;
(h)	reorganize, amalgamate or merge TransGlobe or its Subsidiaries with any other Person;
(i)

sell, pledge, lease, dispose of, mortgage, license, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, license, encumber or otherwise transfer any assets of TransGlobe or any of its Subsidiaries or any interest in any assets of TransGlobe or any of its Subsidiaries, other than (i) sales and dispositions of raw materials, obsolete or surplus equipment or other inventories or crude oil, natural gas or related hydrocarbons or any other production, in each case only if in the ordinary course of business, or (ii) encumbrances and Liens that are incurred in the ordinary course of business;

(j)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing contracts to which a TransGlobe JV Entity is a party or bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer or purchase of any property or assets of any other Person;

(k)

incur any capital expenditures or enter into any agreement obligating TransGlobe or its Subsidiaries to provide for future capital expenditures other than (i) capital expenditures forming part of the budget for the 2022 fiscal year that has been approved by the TransGlobe Board in the ordinary course of business and disclosed to VAALCO, and (ii) capital expenditures set forth in the TransGlobe Disclosure Letter;

(l)

approve any work program, budget, expenditure or capital commitment relating to any Petroleum Rights Agreement involving expenditures in excess of $5,000,000 (net share to TransGlobe or the applicable Subsidiary) in any case other than (i) any such expenditure covered by any budget approved prior to the date of the Arrangement Agreement; or (ii) any such expenditure in respect of which VAALCO has given its prior written approval (not to be unreasonably conditioned, withheld or delayed);

(m)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;
(n)	reduce the stated capital of the shares of TransGlobe or any of its Subsidiaries;

(o)

(i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of TransGlobe or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for (x) borrowings under credit facilities in effect as of the date of the Arrangement Agreement in the ordinary course of business and/or to refinance the "TransGlobe Term Loans" (as defined in the Arrangement Agreement) (provided, that such new debt being incurred to refinance such TransGlobe Term Loans will (1) not be in an aggregate principal amount in excess of the debt being refinanced (plus reasonable fees and expenses) and (2) be prepayable on the Effective Date by VAALCO or AcquireCo at par and without penalty or premium), (y) letters of credit, reclamation bonds, financial assurances or other guarantees in respect of environmental or other obligations otherwise permitted to be incurred, or not prohibited, under the Arrangement Agreement, or (z) borrowings under facilities entered into between two wholly-owned Subsidiaries of TransGlobe, or (ii) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other Person, other than to any joint venture of TransGlobe or any of its Subsidiaries in the ordinary course of business or to TransGlobe or any of its Subsidiaries;

(p)

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations (including any litigation, proceeding or investigation by any Governmental Entity) other than: (i) the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in TransGlobe's financial statements (or in those of any of its Subsidiaries) or incurred in the ordinary course of business; or (ii) payment of any fees related to the Arrangement;

(q)

enter into any agreement that, if entered into prior to the date of the Arrangement Agreement, would have been a "TransGlobe Material Contract" (as such term is defined in the Arrangement Agreement), or modify, amend in any material respect, transfer or terminate any material contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(r)

breach in any material respect (by act or omission) any of the provisions of any material contracts (and notify VAALCO in a timely manner of any facts or circumstances of which it is aware which indicate that there has been such a material breach);

(s)

enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business;

(t)	materially change the business carried on by TransGlobe and its Subsidiaries, as a whole;
(u)

except as is necessary to comply with applicable Laws or as required by the terms of the "TransGlobe Benefit Plans" (as such term is defined in the Arrangement Agreement) in effect on the date of the Arrangement Agreement or as required pursuant to the terms of the Arrangement Agreement: (i) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of TransGlobe or any of its Subsidiaries; (ii) grant, accelerate, or increase any payment, bonus, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or employee of TransGlobe or any of its Subsidiaries; (iii) increase the coverage, contributions, funding requirements or benefits available under any TransGlobe Benefit Plan or create any new plan which would be considered to be a TransGlobe Benefit Plan once created; (iv) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of TransGlobe or any of its Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases for employees (other than "Senior Employees" (as such term is defined in the Arrangement Agreement)) in the ordinary course of business; (v) make any material determination under any TransGlobe Benefit Plans that is not in the ordinary course of business; (vi) establish, adopt, enter into, amend or terminate any collective bargaining agreement or TransGlobe Benefit Plans; or (vii) take or propose any action to effect any of the foregoing;

(v)	make any bonus or profit sharing distribution or similar payment of any kind;
(w)	terminate the employment of any Senior Employee, except for cause or hire any Senior Employee; or
(x)

take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations.

TransGlobe is required to use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained by TransGlobe or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to the terms of the Arrangement Agreement, neither TransGlobe nor any of its Subsidiaries will obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

TransGlobe has agreed that TransGlobe and each of its Subsidiaries will:

(a)	not take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;
(b)

not amend any Tax Return or change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its most recently filed Tax Returns, except as may be required by applicable Law (as determined in good faith in consultation with VAALCO);

(c)

not make, change or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Arrangement Agreement and which will be made in a manner consistent with the past practice of TransGlobe and its Subsidiaries, as applicable;

(d)

not enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or the deadline to file any Tax Returns;

(e)	not settle (or offer to settle) any material Tax claim, audit, proceeding or re-assessment;
(f)	not surrender any right to claim a refund of Taxes;
(g)	not make a request for a Tax ruling to any Governmental Entity;
(h)

keep VAALCO reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to TransGlobe and its Subsidiaries, taken as a whole); and

(i)

not make any "investments" (as defined for purposes of section 212.3 of the Tax Act) in any corporation that is a "foreign affiliate" of TransGlobe and/or any of its Subsidiaries (including, for greater certainty, an indirect investment described in paragraph 212.3(10)(f) of the Tax Act), except to the extent that such investment is made in the ordinary course of business in accordance with spending plans pre-dating the signing of the Arrangement Agreement.

TransGlobe has agreed that it will not authorize, agree to, propose, enter into or modify any contract to do any of the matters prohibited by the preceding bullets or resolve to do so.

Without limiting the generality of the foregoing, VAALCO has agreed that VAALCO will not and will cause each of its Subsidiaries not to, directly or indirectly:

(a)	amend or propose to amend the articles, by-laws or other constating documents of VAALCO or AcquireCo;
(b)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any VAALCO Shares, except for regular quarterly dividends to VAALCO Stockholders not in excess of $0.0325 per VAALCO Share, in the ordinary course of business and any such action solely between or among VAALCO and its Subsidiaries or between or among the Subsidiaries of VAALCO;

(c)

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any VAALCO Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any VAALCO Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, VAALCO equity awards or any other equity based awards), other than (i) pursuant to the exercise of VAALCO equity awards in accordance with their terms (as such terms are disclosed in the "VAALCO Public Documents" (as such term is defined in the Arrangement Agreement)), (ii) grants of VAALCO equity awards in the ordinary course of business, and (iii) any such action solely between or among VAALCO and its Subsidiaries or between or among Subsidiaries of VAALCO;

(d)	split, combine or reclassify any outstanding VAALCO Shares;
(e)

redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire VAALCO Shares or other securities of VAALCO, other than (i) ordinary course purchases of VAALCO Shares made in the public markets and at the prevailing market price, and (ii) purchases of VAALCO Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of VAALCO equity awards;

(f)	amend the terms of any VAALCO Shares;
(g)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of VAALCO or AcquireCo;
(h)	reorganize, amalgamate or merge VAALCO or AcquireCo with any other Person;
(i)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by U.S. GAAP or by applicable Law;
(j)	reduce the stated capital of the VAALCO Shares;
(k)

sell, pledge, lease, dispose of, mortgage, license, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, license, encumber or otherwise transfer any assets of VAALCO or any of its Subsidiaries, other than (i) sales and dispositions of raw materials, obsolete or surplus equipment or other inventories or crude oil, natural gas or related hydrocarbons or any other production, in each case only if in the ordinary course of business, or (ii) encumbrances and Liens that are incurred in the ordinary course of business;
(l)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing contracts to which a VAALCO JV Entity is a party or bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer or purchase of any property or assets of any other Person;

(m)

enter into any agreement that, if entered into prior to the date hereof, would have been a "VAALCO Material Contract" (as defined in the Arrangement Agreement), or modify, amend in any material respect, transfer or terminate any VAALCO Material Contract or waive, release, or assign any material rights or claims thereto or thereunder;

(n)

breach in any material respect (by act or omission) any of the provisions of any material contract (and notify TransGlobe in a timely manner of any facts or circumstances of which it is aware which indicate that there has been such a material breach); or

(o)	materially change the business carried on by VAALCO and its Subsidiaries, as a whole.

VAALCO will use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained by VAALCO or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

VAALCO has agreed that it will not authorize, agree to, propose, enter into or modify any contract to do any of the matters prohibited by the Arrangement Agreement or resolve to do so; provided, however, that VAALCO may enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding the acquisition of such Person or the purchase of any property or assets from any other Person.

Covenants Relating to the Consideration Shares

VAALCO has agreed to apply for and use commercially reasonable efforts to obtain (i) approval of the listing for trading on the NYSE by the Effective Time of the Consideration Shares pursuant to the Arrangement, subject to official notice of issuance; (ii) acknowledgement from the FCA that the application for Admission to trading on the Main Market has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject), Admission will become effective as soon as a dealing notice has been issued by the FCA and any such conditions having been satisfied; and (iii) acknowledgement from the LSE that the conditions to the Enlarged Share Capital being admitted to trading on the Standard List have been satisfied.

TransGlobe has agreed to use commercially reasonable efforts to cooperate with VAALCO in connection with the actions set out in the paragraph above, including by providing information reasonably requested by VAALCO in connection therewith.

Mutual Covenants Regarding Takeover Laws

Each of TransGlobe, VAALCO and AcquireCo has agreed that it and its board of directors will approve and take all reasonably necessary or appropriate actions: (i) to ensure that no takeover Law prohibits or impairs consummation of the transactions contemplated in the Arrangement Agreement; and (ii) if there is any takeover law prohibiting or impairing the consummation of the transactions contemplated in the Arrangement Agreement, to ensure that the Arrangement may be consummated as promptly as practicable pursuant to the terms of the Arrangement Agreement and to otherwise act reasonably to eliminate or minimize the effects of such takeover Law on the transactions contemplated by the Arrangement Agreement.

Mutual Covenants Relating to the Arrangement

Each of TransGlobe, VAALCO and AcquireCo has agreed that, other than in connection with the condition to closing in Section 6.2(d) of the Arrangement Agreement, subject to the terms and conditions of the Arrangement Agreement, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time the Arrangement Agreement is terminated in accordance with its terms:

(a)

it will use its commercially reasonable efforts to, and will cause its Subsidiaries to use all commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations as set forth in the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all necessary waivers, consents, and approvals required to be obtained by it from parties to TransGlobe Material Contracts or VAALCO Material Contracts, as the case may be; (ii) obtain all necessary and material Authorizations as are required to be obtained by it or any of its Subsidiaries under applicable Laws; (iii) fulfill all conditions and satisfy all provisions of the Arrangement Agreement, including delivery of certificates of their respective officers contemplated by the Arrangement Agreement; and (iv) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations under the Arrangement Agreement;

(b)

it will not take any action, will refrain from taking any action, and will not permit any action to be taken or not taken, which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated in the Arrangement Agreement;

(c)

it will use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other Proceedings against itself or any of its Subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated in the Arrangement Agreement, (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement, and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummating the Arrangement illegal or otherwise prohibits or enjoins TransGlobe, VAALCO or AcquireCo from consummating the Arrangement; and

(d)

it will carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated in the Arrangement Agreement.

Treatment of TransGlobe Awards

Each of TransGlobe, VAALCO, AcquireCo and the TransGlobe Board (and any relevant committee thereof), will take such actions (including all actions permitted under the "TransGlobe Equity Incentive Plans" (as such term is defined in the Arrangement Agreement)) as are necessary, such that, from and after the Effective Time (i) each TransGlobe Option, TransGlobe DSU, TransGlobe PSU and TransGlobe RSU (collectively, the "TransGlobe Awards") in each case that is outstanding as of immediately prior to the Effective Time, will be dealt with as provided in the Plan of Arrangement; and (ii) notwithstanding any provision herein to the contrary, at or prior to the Effective Time, TransGlobe, the TransGlobe Board, the Compensation, Human Resources and Governance Committee of the TransGlobe Board, as applicable, will adopt any resolutions and take all actions that are necessary to effectuate the provisions of the Arrangement Agreement and the Plan of Arrangement related to the TransGlobe Awards.

Certain Covenants Regarding Non-Solicitation

Each of TransGlobe and VAALCO has agreed not to and to cause their respective Subsidiaries and their respective directors, officers and employees not to, and to use its reasonable best efforts to cause their respective Representatives not to:

(a)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement pursuant to Sections 5.8(e) or 5.9(e), as the case may be, of the Arrangement Agreement)), any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, except as expressly permitted in the Arrangement Agreement;

(b)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the other Party to the Arrangement Agreement, its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, it being acknowledged and agreed that, provided a Party is then in compliance with its obligations under its non-solicitation covenants, such Party may (i) advise any Person of the restrictions of the Arrangement Agreement; (ii) advise a Person who has submitted a written Acquisition Proposal of the conclusion (without further communication) that its Acquisition Proposal does not constitute a Superior Proposal or (iii) communicate with any Person solely for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person;

(c)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Acquisition Proposal (other than a confidentiality agreement pursuant to Sections 5.8(e) or 5.9(e) of the Arrangement Agreement, as the case may be);

(d)

(i) modify or qualify in any manner adverse to (or publicly propose to do so) the other Party, or withdraw, its board recommendation; (ii) make any approval, endorsement or recommendation (or publicly propose to do so) by its board of any tender offer, take-over bid or other Acquisition Proposal (other than a recommendation against such offer, bid or Acquisition Proposal); (iii) fail to include their respective board recommendation in the proxy statement or proxy circular, as the case may be; (iv) fail to publicly reaffirm its board recommendation within five Business Days after the other Party reasonably requests in writing after a material event or development (other than an event described in clause (v) below) (or within such fewer number of days as remains before the day that is two Business Days before the Meeting or the VAALCO Meeting, as applicable); (v)(x) as to VAALCO, fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9 against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the U.S. Exchange Act within 10 Business Days after commencement of such tender offer or exchange offer, or (y) as to TransGlobe, in the case of a take-over bid subject to National Instrument 62-104 - Takeover Bids and Issuer Bids, fail to unanimously (subject to abstentions of any conflicted director) recommend, in a directors' circular, rejection of such take-over bid within 15 days of the date of such take-over bid; or (vi) take no position or a neutral position with respect to an Acquisition Proposal for more than five Business Days after the public announcement of such Acquisition Proposal (it being understood that taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days after the public announcement of such Acquisition Proposal will not be considered to be a change in recommendation provided (other than with respect to an event described in clause (v)(x) above as to VAALCO), the relevant board of directors has rejected such Acquisition Proposal and reaffirmed its board recommendation before the end of such five Business Day period); or

(e)

make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the board of directors of the transactions contemplated in the Arrangement Agreement.

Each of TransGlobe and VAALCO has agreed that it will, and will cause its respective Subsidiaries and Representatives to, immediately cease any solicitation, discussions, negotiations or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than the other Party and its Subsidiaries or affiliates) conducted by such Party or such Party's Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, such Party will discontinue access to and disclosure of its and its Subsidiaries' confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise) and will as soon as practicable (and in any event within 24 hours) request, and use its commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding such Party and its Subsidiaries previously provided in connection therewith to any Person other than the other Party to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

Each of TransGlobe and VAALCO has represented and warranted as of the date of the Arrangement Agreement that neither it nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which such Party or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of the Arrangement Agreement. Each of TransGlobe and VAALCO has covenanted and agreed that: (i) it will enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which such Party or any of its Subsidiaries is a party; and (ii) neither Party nor any of its Subsidiaries nor any of their respective Representatives has (within the last 12 months) or will, without the prior written consent of the other Party (which may be withheld or delayed in the other Party's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting either TransGlobe or VAALCO, as the case may be, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which either TransGlobe or VAALCO, as the case may be, or any of its Subsidiaries is a party; provided, however, that TransGlobe, VAALCO and AcquireCo acknowledge and agree that the automatic termination or release of any such standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction in accordance with its terms will not be a breach of the Arrangement Agreement.

Each of TransGlobe and VAALCO will as soon as practicable, and in any event, within 24 hours, notify the other Party (orally at first and then in writing, in each case within 24 hours) if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, of such Acquisition Proposal, inquiry, proposal or offer, including the identity of the Person making such Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions thereof and unredacted copies of all material or substantive documents or correspondence received in respect of, from or on behalf of any such Person.  Each of TransGlobe and VAALCO will keep the other Party promptly and fully informed of the material developments and discussions and negotiations with respect to any such Acquisition Proposal, inquiry, proposal or offer, including any material changes, modifications or other amendments thereto.

Notwithstanding any other provision of the Arrangement Agreement, if, at any time after the date of the Arrangement Agreement and prior to a Party obtaining the approval of its stockholders or shareholders, as applicable, TransGlobe or VAALCO receives a request for material non-public information or to enter into discussions, from a Person that proposes to such Party an unsolicited bona fide written Acquisition Proposal that did not result from a breach of the non-solicitation covenants in the Arrangement Agreement (and which has not been withdrawn) and such Party's board of directors determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Acquisition Proposal is subject), then, and only in such case, such Party may: (i) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal; and (ii) provide the Person making such Acquisition Proposal with, or access to, confidential information regarding such Party and its Subsidiaries, but only to the extent that the other Party had previously been, or is concurrently, provided with, or access to, the same information, if, and only if: (x) such Party has entered into a confidentiality agreement on terms no less favorable in aggregate to such Party than the Confidentiality Agreement (provided such confidentiality agreement will not be required to have any standstill provisions), a copy of which must be provided to the other Party promptly and in any event prior to providing such Person with any such copies, access or disclosure, and provided further that such confidentiality agreement will not contain any exclusivity provision or other term that would restrict, in any manner, such Party's ability to consummate the transactions contemplated in the Arrangement Agreement or to comply with its disclosure obligations to the other Party pursuant to the Arrangement Agreement, and any such copies, access or disclosure provided to such Person will have already been, or will substantially concurrently be, provided to the other Party; (y) the Person submitting the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with such Party or any of its Subsidiaries; and (z) such Party has been, and continues to be, in material compliance with its non-solicitation covenants in the Arrangement Agreement.

TransGlobe and VAALCO have agreed that notwithstanding any other provision of the Arrangement Agreement, neither TransGlobe nor VAALCO will make a change in recommendation in connection with an Acquisition Proposal unless all of the following conditions are satisfied: (i) the board of directors of such Party has determined that the Acquisition Proposal constitutes a Superior Proposal; (ii) stockholder approval or shareholder approval, as applicable, has not been obtained; (iii) such Party has been, and continues to be, in material compliance with its non-solicitation covenants in the Arrangement Agreement; (iv) such Party has promptly provided the other Party with a notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal, including a copy of any proposed agreement and all ancillary documentation relating to such Superior Proposal as well as the cash value that such Party's board of directors has, after consultation with outside financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal; (v) five Business Days (the "Response Period") has elapsed from the date the other Party received the notice and documentation referred to in the immediately preceding clause (iv) from such Party; and (vi) if the other Party has proposed to amend the terms of the Arrangement in accordance with the Arrangement Agreement, the board of directors of the Party that received the proposal would have determined, in good faith, after consultation with its outside financial and legal advisors, that the Acquisition Proposal remains a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by the other Party, if applicable.

For greater certainty, notwithstanding any change in recommendation, unless the Arrangement Agreement has been terminated in accordance with its terms, the Party whose board of directors changed its recommendation must still hold its stockholder or shareholder meeting, as applicable, and allow its stockholders or shareholders, as applicable, to vote on the Arrangement, and such Party is not permitted, except in accordance with the Arrangement Agreement, and such Party will not, except as required by applicable Law, submit to a vote of its stockholders or shareholders, as applicable, any Acquisition Proposal other than the Arrangement prior to the termination of the Arrangement Agreement.

Each of TransGlobe and VAALCO has acknowledged and agreed that, during the Response Period or such longer period as the Party that received the Acquisition Proposal approved for such purpose, the other Party will have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement, including a modification of the Consideration. The board of directors of the Party that received the Acquisition Proposal will review any such proposal to determine in good faith whether the other Party's proposal to amend the Arrangement Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. If the board of directors of the Party that received the Acquisition Proposal determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement, it will promptly advise the other Party and enter into an amended agreement with the other Party reflecting such proposed amendments. If the board of directors of the Party that received the Acquisition Proposal continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the other Party's offer to amend the Arrangement Agreement and the Arrangement, if any, the Party that received the Acquisition Proposal may, subject to compliance with the other provisions hereof, make a change in recommendation. Each successive modification of any Acquisition Proposal will constitute a new Acquisition Proposal for purposes of the Arrangement Agreement and the other Party will be afforded a new Response Period in respect of each such Acquisition Proposal from the date on which the other Party received the notice and documentation referred to in the preceding paragraph in respect of such new Superior Proposal from the Party that received the Acquisition Proposal.

The board of directors of the Party that received the Acquisition Proposal will promptly reaffirm its board recommendation by press release after: (i) the board of directors of such Party determines any Acquisition Proposal that has been publicly announced or publicly disclosed is not a Superior Proposal; or (ii) the board of directors of such

Party determines that a proposed amendment to the terms of the Arrangement would result in any Acquisition Proposal which has been publicly announced or made not being a Superior Proposal.

Notwithstanding the foregoing, each of TransGlobe and VAALCO may effect a change in recommendation in response to an Intervening Event if and only if all of the following are satisfied: (i) such Party's board of directors will have determined in good faith (after consultation with its outside legal counsel) that the failure to effect a change in recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law; (ii) the stockholder or shareholder approval, as applicable, with respect to such Party has not been obtained; (iii) such Party has promptly provided the other Party with a notice in writing that it intends to effect a change in recommendation in response to an Intervening Event, describing in reasonable detail the underlying facts giving rise to, and the reasons for making, such change in recommendation (it being understood that such notice will not constitute a change in recommendation for purposes of the Arrangement Agreement); (iv) five Business Days (the "Intervening Event Response Period") have elapsed from the date the other Party received the notice referred to in clause (iii); and (v) if the other Party has proposed to amend the terms of the Arrangement, the board of directors of the Party that has experienced an Intervening Event has determined after complying with its obligations under the following paragraph, in good faith, after consultation with its outside legal advisors, that the failure to effect a change in recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law.

Each of TransGlobe and VAALCO has acknowledged and agreed that, during an Intervening Event Response Period or such longer period as the Party considering the change in recommendation may approve for such purpose, the other Party will have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement, including an increase in, or modification of, the Consideration. The board of directors of the Party that has experienced an Intervening Event will review any such proposal to determine in good faith whether the other Party's proposal to amend the Arrangement Agreement would obviate the need to effect a change in recommendation in response to the Intervening Event. If the board of directors of the Party that has experienced an Intervening Event determines that it need not effect a change in recommendation in response to the Intervening Event in light of the proposed amendments to the terms of the Arrangement Agreement, it will promptly advise the other Party and enter into an amended agreement reflecting such proposed amendments. If the board of directors of the Party that has experienced an Intervening Event continues to believe in good faith, after consultation with its outside legal counsel, that the failure to effect a change in recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law and therefore rejects the other Party's offer to amend the Arrangement Agreement and the Arrangement, if any, the Party that has experienced an Intervening Event, subject to compliance with the other provisions of the Arrangement Agreement, make a change in recommendation.

In circumstances where either TransGlobe or VAALCO provides the other Party with notice of a Superior Proposal and all documentation contemplated by the Arrangement Agreement or a notice contemplated by the Arrangement Agreement, in each case, on a date that is less than seven Business Days prior to the Meeting or the VAALCO Meeting, as applicable, the Party providing the notice may, or if and as requested by the other Party, such Party must, either proceed with or postpone the Meeting or the VAALCO Meeting, as applicable, to a date that is not more than seven Business Days after the scheduled date of such meeting, as directed by the other Party, provided, however, that the Meeting or the VAALCO Meeting, as applicable, will not be adjourned or postponed to a date later than the fifth Business Day prior to the Outside Date.

Without limiting the generality of the foregoing, each of TransGlobe and VAALCO will advise its Subsidiaries and its Representatives of the prohibitions set out in the Arrangement Agreement and any violation of the restrictions set forth therein by either Party, its Subsidiaries or Representatives is deemed to be a breach of the Arrangement Agreement by such Party.

Nothing contained in the non-solicit covenant provisions of the Arrangement Agreement will prohibit (A) VAALCO and the VAALCO Board or a committee thereof from (i) taking and disclosing to VAALCO Stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the U.S. Exchange Act, (ii) making any disclosure to VAALCO Stockholders that is required by Law or stock exchange rule or listing agreement, (iii) complying with Item 1012(a) of Regulation M-A promulgated under the U.S. Exchange Act or (iv) making any "stop, look and listen" communication to VAALCO Stockholders pursuant to Rule 14d-9(f) under the U.S. Exchange Act (or any substantially similar communication) or (B) TransGlobe and the TransGlobe Board or a committee thereof from making any disclosure to the TransGlobe Shareholders that is required by Law or stock exchange rule or listing agreement; provided, however, that  (x) each Party will provide the other Party and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure and will give reasonable consideration to such comments, and (y) the Arrangement Agreement will not be deemed to permit either Party's board of directors to make a change in recommendation other than in accordance with the applicable provisions of the Arrangement Agreement.

Pre-Acquisition Reorganization

Subject to the paragraph below, TransGlobe has agreed that, at VAALCO's reasonable request, TransGlobe will use commercially reasonable efforts to: (i) perform such reorganizations of the corporate structure, capital structure, business, operations and assets of TransGlobe or its Subsidiaries or such other transactions as VAALCO may request prior to the Effective Date, acting reasonably, and the Plan of Arrangement, if required, will be modified accordingly; and (ii) to cooperate with VAALCO and its advisors to determine the nature of the reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

TransGlobe and its Subsidiaries will not be obligated to participate in any such pre-acquisition reorganization unless such pre-acquisition reorganization, in the opinion of TransGlobe, acting reasonably: (i) cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to TransGlobe Shareholders incrementally greater than the Taxes to such Party in connection with the consummation of the Arrangement absent any pre-acquisition reorganization; (ii) is not prejudicial to TransGlobe or the TransGlobe Shareholders in any material respect; (iii) does not require TransGlobe to obtain the approval of securityholders of TransGlobe or proceed absent any required consent of any third party; (iv) does not unreasonably interfere with TransGlobe's material operations prior to the Effective Time; (v) does not require TransGlobe or its Subsidiaries to contravene any "Contract" (as such term is defined in the Arrangement Agreement), Authorization or applicable Laws, or its organizational documents; (vi) is effected as close as reasonably practicable prior to the Effective Time, and in any case, no earlier than one Business Day prior to the Effective Date; and (vii) does not impair the ability of TransGlobe to consummate, and will not prevent or materially delay the consummation of, the Arrangement.

Unless the Arrangement is not completed due to a breach by TransGlobe of the terms and conditions of the Arrangement Agreement or in circumstances that would give rise to the payment by TransGlobe of a termination fee, VAALCO (or, at VAALCO's direction, AcquireCo) has agreed that it will be responsible for all reasonable costs and expenses associated with any such pre-acquisition reorganization.

Financing Cooperation

TransGlobe has agreed to use commercially reasonable efforts to provide, and to cause each of its Subsidiaries and each of their respective Representatives to provide, such cooperation as may be reasonably requested by VAALCO in connection with the borrowing or an issuance of debt by VAALCO, AcquireCo and/or any liability management transaction (including, without limitation, any exchange offers, consent solicitations or tender offers) with respect to debt existing on the date of the Arrangement Agreement of TransGlobe or its Subsidiaries (collectively, a "Debt Financing"), including, without limitation to, upon reasonable notice: (i) provide assistance with any discussions of and/or furnish, as applicable, such business, financial statements, pro forma financials, projections, management discussion and analysis and other customary financial data and information (including diligence materials) reasonably required in connection with any Debt Financing, (ii) direct their respective independent accountants to provide customary and reasonable assistance in connection with any Debt Financing, including in connection with providing customary comfort letters and consents, (iii) obtain customary payoff letters, releases of liens and other instruments of termination or discharge reasonably requested by VAALCO in connection with the repayment of debt of TransGlobe and its Subsidiaries (provided that the effectiveness of any such arrangements will be contingent on the completion of the Arrangement) and (iv) authorize and facilitate discussions, meetings and other engagement by VAALCO, its Subsidiaries or affiliates with the current lenders, noteholders or other providers of existing indebtedness to TransGlobe or any of its Subsidiaries for the purpose of obtaining Debt Financing, including by necessary or appropriate waivers of the Confidentiality Agreement to permit such activities. VAALCO (or, at VAALCO's direction, AcquireCo) will reimburse TransGlobe for all reasonable out-of-pocket costs or expenses incurred by TransGlobe and its Subsidiaries in connection with cooperation provided for in the Arrangement Agreement to the extent the information requested was not otherwise prepared or available in the ordinary course of business. VAALCO has agreed that the consummation of the transactions contemplated by the Arrangement Agreement is not conditioned upon the consummation of, or the receipt by VAALCO or AcquireCo of the proceeds of, the Debt Financing.

Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

(a)	cooperation between TransGlobe and VAALCO in connection with public announcements and communications;
(b)	cooperation between TransGlobe and VAALCO in the preparation and filing of this Information Circular and VAALCO's proxy statement;
(c)

cooperation between TransGlobe and VAALCO in listing the Consideration Shares on the NYSE by the Effective Time and satisfying the LSE conditions to admit the Enlarged Share Capital to trade on the Main Market for listed securities;

(d)

the use of commercially reasonable efforts by VAALCO to ensure that the Consideration Shares will, at the Effective Time, either be registered or qualified under all applicable U.S. state securities Laws or exempt from such registration and qualification requirements;

(e)	access by each Party to certain information about the other Party during the period prior to the Effective Time and the Parties' agreement to keep information exchanged confidential; and
(f)	indemnification of directors and officers of TransGlobe and its Subsidiaries in respect of claims arising from facts or events which occurred on or prior to the Effective Time.

Conditions to Completion of the Arrangement

Mutual Conditions Precedent

The respective obligations of VAALCO, AcquireCo and TransGlobe to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of VAALCO and TransGlobe:

(a)	the Arrangement Resolution shall have been duly approved by TransGlobe Shareholders at the Meeting in accordance with the Interim Order and applicable Law;
(b)	the VAALCO Resolutions shall have been duly approved at the VAALCO Meeting in accordance with applicable Law;
(c)

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of VAALCO and TransGlobe, acting reasonably, and having not been set aside or modified in a manner unacceptable to either TransGlobe or VAALCO, each acting reasonably, on appeal or otherwise;

(d)

no Governmental Entity that has a material connection with TransGlobe, VAALCO, AcquireCo, or their respective assets shall have enacted, issued, promulgated, enforced or entered any order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(e)	the Consideration Shares, subject to customary conditions, have been approved for listing on the NYSE;

(f)

the FCA having acknowledged to VAALCO or its agent (and such acknowledgement not having been withdrawn) that the application for Admission has been approved and (after satisfaction of any conditions to listing), Admission will become effective as soon as a dealing notice has been issued by the FCA and any listing conditions having been satisfied;

(g)

the LSE having acknowledged to VAALCO or its agent (and such acknowledgement not having been withdrawn) that the conditions to the Enlarged Share Capital being admitted to trading on the Standard List have been satisfied; and

(h)	the Consideration Shares shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof or shall be registered under the U.S. Securities Act.

Conditions Precedent to the Obligations of VAALCO and AcquireCo

The obligation of VAALCO and AcquireCo to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of VAALCO and AcquireCo and may be waived by VAALCO, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which VAALCO and AcquireCo may have):

(a)

the representations and warranties of TransGlobe set forth in the Arrangement Agreement regarding: (i) organization and qualification, authority relative to the Arrangement Agreement and absence of certain changes or events (being no TransGlobe Material Adverse Effect) having been true and correct in all respects as of the date of the Arrangement Agreement and the Effective Time as if made as at and as of such time; (ii) subsidiaries and capitalization and listing having been true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of TransGlobe having been true and correct in all respects (disregarding for the purposes of this condition any materiality or TransGlobe Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and the Effective Time as if made at and as of such time (except that any representation and warranty in each of the foregoing (i), (ii) and (iii) that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct in all respects, individually and in the aggregate, does not constitute a TransGlobe Material Adverse Effect, and TransGlobe having provided to VAALCO and AcquireCo a certificate of two senior officers of TransGlobe certifying (on TransGlobe's behalf and without personal liability) the foregoing dated the Effective Date;

(b)

TransGlobe having complied in all material respects with its covenants required to be performed by it in the Arrangement Agreement and TransGlobe having provided to VAALCO and AcquireCo a certificate of two senior officers of TransGlobe certifying (on TransGlobe's behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c)

since the date of the Arrangement Agreement, there not having occurred or have been disclosed to the public (if previously undisclosed to the public), any TransGlobe Material Adverse Effect and TransGlobe having provided to VAALCO and AcquireCo a certificate of two senior officers of TransGlobe certifying (on TransGlobe's behalf and without personal liability) to that effect;

(d)

to the extent required or necessary in connection with the consummation of the transactions contemplated in the Arrangement Agreement: (i) the approval or consent of, or waiver or non-exercise of any material termination, pre-emption or similar rights by, any Governmental Entity in, or in respect of the interests held by TransGlobe in, Canada and Egypt, having been given on terms or subject to conditions in each case which are satisfactory to VAALCO, and (ii) no actions or inactions having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence or permit held by TransGlobe or any of its Subsidiaries in respect of the interests held by TransGlobe in Canada and Egypt which is necessary for the proper carrying on of its business; and
(e)	TransGlobe Dissent Rights not having been exercised (or, if exercised, remain unwithdrawn) with respect to more than 10% of the issued and outstanding TransGlobe Common Shares.

Conditions Precedent to the Obligations of TransGlobe

The obligation of TransGlobe to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of TransGlobe and may be waived by TransGlobe, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which TransGlobe may have):

(a)

the representations and warranties of VAALCO and AcquireCo set forth in the Arrangement Agreement regarding: (i) organization and qualification, authority relative to the Arrangement Agreement and absence of certain changes or events (being no VAALCO Material Adverse Effect) having been true and correct in all respects as of the date of the Arrangement Agreement and the Effective Time as if made as at and as of such time; (ii) capitalization and listing having been true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of VAALCO and AcquireCo having been true and correct in all respects (disregarding for the purposes of this condition any materiality or VAALCO Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and the Effective Time as if made at and as of such time (except that any representation and warranty in each of the foregoing (i), (ii) and (iii) that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be true and correct in all respects, individually and in the aggregate, does not constitute a VAALCO Material Adverse Effect, and each of VAALCO and AcquireCo having provided to TransGlobe a certificate of two of their respective senior officers certifying (on such Party's behalf and without personal liability) the foregoing dated the Effective Date;

(b)

VAALCO and AcquireCo shall have complied in all respects with its covenants in the Arrangement Agreement regarding payment of Consideration and governance and transitional matters and in all material respects with its other covenants required to be performed by each of them in the Arrangement Agreement and each of VAALCO and AcquireCo having provided to TransGlobe a certificate of two of their respective senior officers certifying (on such Party's behalf and without personal liability) compliance with such covenants dated the Effective Date; and

(c)

since the date of the Arrangement Agreement, there not having occurred or have been disclosed to the public (if previously undisclosed to the public), any VAALCO Material Adverse Effect, and each of VAALCO and AcquireCo having provided to TransGlobe a certificate of two of their respective senior officers certifying (on such Party's behalf and without personal liability) to that effect.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time by:

(a)	mutual written agreement of VAALCO and TransGlobe; or
(b)

either TransGlobe or VAALCO if: (i) the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement under this provision shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date; (ii) after the date of the Arrangement Agreement, there has been enacted or made any applicable Law or order that remains in effect and that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins TransGlobe, VAALCO or AcquireCo from consummating the Arrangement and such Law, order or enjoinment has become final and non-appealable; (iii) the Arrangement Resolution has not been approved at the Meeting except that the right to terminate the Arrangement Agreement under this provision shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure to receive the approval from the TransGlobe Shareholders; (iv) the VAALCO Resolutions have not been approved at the VAALCO Meeting except that the right to terminate the Arrangement Agreement under this provision shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure to receive the approval from VAALCO Stockholders; (v) the board of directors of the other Party changes its recommendation prior to the time that such Party's stockholder approval or shareholder approval, as the case may be, is obtained; (vi) the other Party breaches its non-solicitation covenants in any material respect; (vii) a Material Adverse Effect has occurred in relation to the other Party; or (viii) the other Party breaches any representation or warranty or fails to perform any covenant or agreement in the Arrangement Agreement that would cause certain conditions precedent to completing the Arrangement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date and provided that the Party having the right to terminate the Arrangement Agreement is not then in material breach of the Arrangement Agreement so as to cause any conditions precedent to completing the Arrangement Agreement not to be satisfied.

The Party desiring to terminate the Arrangement Agreement will give written notice of such termination to the other Party, specifying in reasonable detail the basis for the terminating Party's exercise of its termination right.

If the Arrangement Agreement is terminated in accordance with its terms, there will be no liability on the part of any Party thereto, except for such Party's willful breach of the Arrangement Agreement and certain provisions of the Arrangement Agreement will survive such termination, including those provisions related to the payment of termination fees described below.

Termination Fees

TransGlobe will be required to pay a termination fee of $9.15 million to VAALCO (or at VAALCO's direction, AcquireCo) in the event that:

(a)

the Arrangement Agreement is terminated by VAALCO due to a change in recommendation by the TransGlobe Board at any time prior to the time that TransGlobe Shareholders' approval of the Arrangement Resolution is obtained;

(b)

the Arrangement Agreement is terminated by either Party due to a failure to obtain the approval of the Arrangement Resolution by TransGlobe Shareholders following a change in recommendation by the TransGlobe Board; or

(c)

the Arrangement Agreement is terminated by: (i) either Party (A) due to the Effective Date not occurring prior to the Outside Date or (B) a failure to obtain the approval of the Arrangement Resolution by the TransGlobe Shareholders; or (ii) by VAALCO if TransGlobe is in breach of any representation or warranty or fails to perform any covenant or agreement under the Arrangement Agreement that would cause certain conditions to closing not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, but, in each case, only if in these termination events:

(i)	prior to such termination, a bona fide Acquisition Proposal for TransGlobe has been made or publicly announced by any Person other than VAALCO or AcquireCo (and, if the

Meeting is held, is not withdrawn at least five Business Days prior to the date of the Meeting); and
(ii)

on or prior to the 12 month anniversary of the date of such termination, (i) TransGlobe or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal for TransGlobe and such Acquisition Proposal is later consummated (whether or not on or prior to the 12 month anniversary of the date of such termination) or (ii) an Acquisition Proposal for TransGlobe has been consummated; provided that for the purposes of this discussion on termination fees, a reference to "20%" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "50%".

VAALCO (or, at VAALCO's direction, AcquireCo) will be required to pay a termination fee of $9.15 million to TransGlobe in the event that:

(a)

the Arrangement Agreement is terminated by TransGlobe due to a change in recommendation by the VAALCO Board at any time prior to the time that VAALCO Stockholders' approval of the VAALCO Resolutions is obtained;

(b)	the Arrangement Agreement is terminated by either Party due to a failure to obtain the approval of VAALCO Stockholders following a change in recommendation by the VAALCO Board;
(c)

the Arrangement Agreement is terminated by: (i) either Party due to (A) the Effective Date not occurring prior to the Outside Date or, (B) a failure to obtain the approval of VAALCO Stockholders; or (ii) by TransGlobe if VAALCO is in breach of any representation or warranty or fails to perform any covenant or agreement under the Arrangement Agreement that would cause certain conditions to closing not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, but, in each case, only if in these termination events:

(i)

prior to such termination, a bona fide Acquisition Proposal for VAALCO has been made or publicly announced by any Person other than TransGlobe (and, if the VAALCO Meeting is held, is not withdrawn at least five Business Days prior to the date of the VAALCO Meeting); and

(ii)

on or prior to the 12 month anniversary of the date of such termination, (i) VAALCO or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal for VAALCO and such Acquisition Proposal is later consummated (whether or not on or prior to the 12 month anniversary of the date of such termination) or (ii) an Acquisition Proposal for VAALCO has been consummated; provided that for the purposes of this discussion on termination fees, a reference to "20%" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "50%".

Expenses

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred by a Party in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Parties incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, will be paid by the Party incurring such fees, costs and expenses, whether or not the Arrangement is completed.

If the Arrangement Agreement is terminated by TransGlobe or VAALCO as a result of TransGlobe's failure to obtain approval of the Arrangement Resolution by the TransGlobe Shareholders or by VAALCO pursuant to TransGlobe's breach of any representation or warranty or TransGlobe's failure to perform any covenant or agreement made by TransGlobe in the Arrangement Agreement and such breach or failure would cause certain of the conditions in the Arrangement Agreement to not be satisfied, and such conditions are incapable of being satisfied by the Outside Date, then TransGlobe will reimburse VAALCO (or, at VAALCO's direction, AcquireCo) for all reasonable and documented out-of-pocket expenses (up to an aggregate maximum of $2.0 million) incurred by VAALCO and

AcquireCo subsequent to May 16, 2022 and prior to the termination of the Arrangement Agreement in connection with the entering into of the Arrangement Agreement, the Arrangement, and the carrying out of any and all acts contemplated thereunder, including reasonable fees and expenses of counsel, financial advisors, accountants and consultants incurred by VAALCO and AcquireCo, by wire transfer in immediately available funds (i) if TransGlobe terminates the Arrangement Agreement, concurrently with such termination or (ii) if VAALCO terminates the Arrangement Agreement, within two Business Days following such termination; provided that in no event will TransGlobe be required to pay, in aggregate, an amount in excess of the termination fee.

If the Arrangement Agreement is terminated by TransGlobe or VAALCO as a result of VAALCO's failure to obtain approval of the VAALCO Resolutions by the VAALCO Stockholders or by TransGlobe pursuant to VAALCO's breach of any representation or warranty or VAALCO's failure to perform any covenant or agreement made by VAALCO in the Arrangement Agreement and such breach or failure would cause certain of the conditions in the Arrangement Agreement to not be satisfied, and such conditions are incapable of being satisfied by the Outside Date, then VAALCO (or, at VAALCO's direction, AcquireCo) will reimburse TransGlobe for all reasonable and documented out-of-pocket expenses (up to an aggregate maximum of $2.0 million) incurred by TransGlobe subsequent to May 16, 2022 and prior to the termination of the Arrangement Agreement in connection with the entering into of the Arrangement Agreement, the Arrangement, and the carrying out of any and all acts contemplated thereunder, including reasonable fees and expenses of counsel, financial advisors, accountants and consultants incurred by TransGlobe by wire transfer in immediately available funds: (i) if VAALCO terminates the Arrangement Agreement, concurrently with such termination; or (ii) if TransGlobe terminates the Arrangement Agreement, within two Business Days following such termination; provided that in no event will VAALCO or AcquireCo be required to pay, in aggregate, an amount in excess of the termination fee.

Guarantee

Under the Arrangement Agreement, VAALCO has unconditionally and irrevocably guaranteed the due and punctual performance by AcquireCo of each and every obligation of AcquireCo arising under the Arrangement Agreement, and the Arrangement including, without limitation, the due and punctual payment and delivery of the Consideration pursuant to the Arrangement Agreement.

Amendments and Waivers

Amendments

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of TransGlobe Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant thereto;
(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or
(d)	waive compliance with or modify any mutual conditions precedent herein contained.

Waivers

Any Party may: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided in the Arrangement Agreement, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained in the Arrangement Agreement; or (iii) waive inaccuracies in any of the other Party's representations or warranties contained in the Arrangement Agreement or in any document delivered by the other Party; provided, however, that any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party's failure or delay in exercising any right under the Arrangement Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Efforts to Obtain Required TransGlobe Shareholder Approval

The Arrangement Agreement requires TransGlobe to use commercially reasonable efforts to schedule the Meeting on the same date as the VAALCO Meeting.

In general, TransGlobe is not permitted to adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Meeting without VAALCO's prior written consent except as required for quorum purposes (in which case the Meeting will be adjourned and not cancelled), by Law or by a Governmental Entity or by valid TransGlobe Shareholder action (which action is not solicited or proposed by TransGlobe or the TransGlobe Board).

Unless the TransGlobe Board has modified its recommendation regarding the Arrangement as permitted under the Arrangement Agreement, as further discussed in "Certain Covenants Regarding Non-Solicitation" above. TransGlobe will include in this Information Circular: (i) a copy of the Court's Interim Order; (ii) a copy of the Evercore Fairness Opinion; (iii) a statement that the TransGlobe Board has received the Evercore Fairness Opinion and has unanimously determined, after receiving legal and financial advice, that the Arrangement is fair to TransGlobe Shareholders and that the Arrangement and entry into the Arrangement Agreement are in the best interests of TransGlobe; (iv) the TransGlobe Board's unanimous recommendation that the TransGlobe Shareholders vote in favor of the Arrangement Resolution; and (v) statements that each of the TransGlobe Shareholders that have entered into TransGlobe Voting Agreements will vote their TransGlobe Common Shares in favor of the Arrangement Resolution.

Efforts to Obtain Required VAALCO Stockholder Approval

VAALCO is required to use commercially reasonable efforts to schedule the VAALCO Meeting as promptly as reasonably practicable following SEC clearance of the VAALCO proxy statement and on the same date as the Meeting.

In general, VAALCO is not permitted to adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the VAALCO Meeting without TransGlobe's prior written consent except as required for quorum purposes (in which case the VAALCO Meeting will be adjourned and not cancelled), or as required by Law or by a Governmental Entity or by valid VAALCO Stockholder action (which action is not solicited or proposed by VAALCO or the VAALCO Board).

Unless the VAALCO Board has modified its recommendation regarding the Arrangement as permitted under the Arrangement Agreement, as further discussed in "Certain Covenants Regarding Non-Solicitation" above. VAALCO will include in its proxy statement: (i) a copy of the fairness opinion provided by VAALCO's financial advisor (ii) a statement that the VAALCO Board has received such fairness opinion and has unanimously determined, after receiving legal and financial advice, that the Arrangement and entry into the Arrangement Agreement are in the best interests of VAALCO, (iii) the unanimous recommendation of the VAALCO Board to the VAALCO Stockholders that they vote in favor of the VAALCO Resolutions; and (iv) statements that each of the VAALCO Stockholders that entered into VAALCO Voting Agreements will vote their VAALCO Shares in favor of the VAALCO Resolutions.

Final Court Approval

After the Interim Order of the Court has been obtained and the TransGlobe Shareholders have approved the Arrangement, TransGlobe is required to seek the final approval of the Arrangement by the Court as soon as reasonably practicable, but in any event not later than five Business Days thereafter unless the Court operations are restricted in response to any COVID-19 Measures. The Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement to the TransGlobe Shareholders.

Corporate Governance

Pursuant to the Arrangement Agreement, VAALCO is required to take all actions necessary to ensure that as of the Effective Time the VAALCO Board will consist of: (i) the four existing members of the VAALCO Board: Andrew L. Fawthrop, George Maxwell, Cathy Stubbs and Fabrice Nze-Bekale; and (ii) three of the members of the existing TransGlobe Board: David Cook, Edward LaFehr and Timothy Marchant. Andrew L. Fawthrop will continue as the chair of the VAALCO Board.

Consideration Shares Received Pursuant to the Arrangement

At the Effective Time, each TransGlobe Common Share outstanding immediately prior to the Effective Time (excluding TransGlobe Common Shares held by VAALCO, AcquireCo or any of their respective affiliates or by TransGlobe Dissenting Shareholders) will be deemed to be transferred and assigned to AcquireCo in exchange for 0.6727 of a VAALCO Share, subject to adjustment (if any) pursuant to the Arrangement Agreement and as described in the following paragraph.

The Consideration Shares to be paid for TransGlobe Common Shares will be adjusted to reflect the economic effect of changes in the number of outstanding VAALCO Shares that are issued and outstanding after the date of the Arrangement Agreement and prior to the Effective Time by reason of any split or consolidation of the issued and outstanding VAALCO Shares and where, on or after the date of the Arrangement Agreement, any dividend or other distribution is declared, set aside or paid to TransGlobe Shareholders or VAALCO Stockholders of record as of a time prior to the Effective Time (except for regular quarterly dividends to VAALCO Stockholders made in accordance with the Arrangement Agreement).

No fractional VAALCO Shares will be issued as part of the Arrangement. Instead, where the aggregate number of VAALCO Shares to be issued to a TransGlobe Shareholder as Consideration would result in a fraction of VAALCO Shares being issuable, the number of VAALCO Shares to be received by such TransGlobe Shareholder will be rounded down to the nearest whole VAALCO Share. In lieu of any such fractional VAALCO Share, each registered TransGlobe Shareholder otherwise entitled to a fractional interest in a VAALCO Share will be entitled to receive a cash payment equal to an amount representing such TransGlobe Shareholder's proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such TransGlobe Shareholders of the excess of (i) the number of VAALCO Shares issued and delivered to the Depositary pursuant to the Plan of Arrangement, over (ii) the aggregate number of whole VAALCO Shares to be issued to TransGlobe Shareholders pursuant to the Plan of Arrangement.

In respect of the treatment of the TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs, see "The Arrangement – Treatment of TransGlobe Options", "The Arrangement – Treatment of TransGlobe DSUs", "The Arrangement – Treatment of TransGlobe PSUs" and "The Arrangement – Treatment of TransGlobe RSUs".

Procedure for Exchange of TransGlobe Common Shares

General

A Letter of Transmittal has been mailed, together with this Information Circular to each Person who was a registered TransGlobe Shareholder of TransGlobe Common Shares on the Record Date. In order for TransGlobe Shareholders to receive the Consideration to which they are entitled pursuant to the Arrangement, TransGlobe Shareholders are required to deposit the certificate(s) or direct registration statement ("DRS") advice(s) (if any) representing TransGlobe Common Shares held by them along with the Letter of Transmittal, validly completed and duly executed, and all other documents required by the terms of the Arrangement and the Letter of Transmittal, with the Depositary at addresses specified on the back page of the Letter of Transmittal. Registered holders of

TransGlobe Common Shares who do not deposit a validly completed and duly executed Letter of Transmittal, together with the certificate(s) or DRS Advice(s) representing their TransGlobe Common Shares and the other relevant documents, will not receive the Consideration to which they are otherwise entitled pursuant to the Arrangement until deposit of such materials is made.

TransGlobe Shareholders whose TransGlobe Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to exchange their TransGlobe Common Shares for the Consideration. TransGlobe Shareholders who hold Depositary Interests do not need to take any action as the AIM Depositary will complete the Letter of Transmittal.

The method used to deliver the Letter of Transmittal and any accompanying certificates representing TransGlobe Common Shares, if any, and all other required documents is at the option and risk of the Person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand-delivered to the Depositary at one of its offices specified on the back page of the Letter of Transmittal, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used, a return receipt requested and that proper insurance be obtained. TransGlobe Shareholders whose TransGlobe Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing those TransGlobe Common Shares. TransGlobe Shareholders who hold Depositary Interests do not need to take any action as the AIM Depositary will complete the Letter of Transmittal.

If the Letter of Transmittal is executed by a Person other than the registered owner(s) of the TransGlobe Common Shares, or if the Consideration is to be issued to a Person other than the registered TransGlobe Shareholder(s) or is to be sent to an address other than the address of the registered TransGlobe Shareholder(s) as shown on the register of TransGlobe Common Shares maintained by TransGlobe's transfer agent, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary If the Letter of Transmittal is executed by a Person other than the registered owner(s) of the TransGlobe Common Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing TransGlobe Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered TransGlobe Shareholder(s) and the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the TransGlobe Shareholder as registered or as appearing on the certificate(s) and must be guaranteed by an Eligible Institution.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any TransGlobe Common Shares deposited pursuant to the Arrangement and the waiver of any defect or irregularity in the deposit of any TransGlobe Common Shares will be determined by VAALCO in its sole discretion, and that any such determination shall be final and binding. There shall be no duty or obligation on VAALCO, AcquireCo, TransGlobe, the Depositary or any other Person to give notice of any defect or irregularity and no liability shall be incurred by any of them for failure to give such notice.

VAALCO and TransGlobe have retained the services of the Depositary for the receipt of certificates representing TransGlobe Common Shares and the related Letters of Transmittal deposited under the Arrangement and for the payment for TransGlobe Common Shares by VAALCO pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation from VAALCO for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities Laws and expenses in connection therewith.

From and after the Effective Date, each certificate which immediately prior to the Effective Date represented TransGlobe Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration to which the holder is entitled in accordance with the Arrangement.

Surrender of Shares

VAALCO and TransGlobe have appointed Computershare Investor Services Inc. to act as depositary to handle the exchange of TransGlobe Common Shares for VAALCO Shares. Following receipt by TransGlobe of the Court's Final Order and prior to the Effective Time, VAALCO and AcquireCo will deliver or cause to be delivered to the Depositary such number of shares of VAALCO Shares to satisfy the aggregate Consideration payable to TransGlobe Shareholders in accordance with the Plan of Arrangement which VAALCO Shares will be held by the Depositary as agent and nominee for such former TransGlobe Shareholders for distribution to them in accordance with the Plan of Arrangement.

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding TransGlobe Common Shares that were transferred pursuant to the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of such TransGlobe Common Shares represented by such surrendered certificate will be entitled to receive the corresponding Consideration less any amounts withheld pursuant to the Plan of Arrangement and any certificate so surrendered will be cancelled.

After the Effective Time and until surrendered for cancellation, each certificate which immediately prior to the Effective Date represented TransGlobe Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration to which the holder is entitled in accordance with the Arrangement.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented TransGlobe Common Shares (excluding shares held by VAALCO, AcquireCo or any of their respective affiliates or by TransGlobe Dissenting Shareholders) is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction, to the Depositary and the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such TransGlobe Shareholders’s duly completed and executed Letter of Transmittal. When authorizing such Consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to VAALCO, TransGlobe and the Depositary (acting reasonably) in such sum as VAALCO may direct and otherwise indemnify VAALCO, AcquireCo, TransGlobe and the Depositary in a manner satisfactory to VAALCO, TransGlobe and the Depositary, each acting reasonably, against any claim that may be made against VAALCO, AcquireCo, TransGlobe and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights After Three Years

To the extent that a former TransGlobe Shareholder has not complied with the provisions of the Plan of Arrangement in respect of certificates and payments and/or lost certificates, on or before the date that is the last Business Day prior to the third anniversary of the Effective Date (the "Final Proscription Date"), then the Consideration that such former TransGlobe Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former TransGlobe Shareholder was entitled, will be delivered to VAALCO by the Depositary and the VAALCO Shares forming part of the Consideration will be deemed to be cancelled, and the interest of the former TransGlobe Shareholder in such VAALCO Shares (including any dividend or other distributions) to which such TransGlobe Shareholder was entitled will be terminated as of such Final Proscription Date, and the certificates formerly representing TransGlobe Common Shares will cease to represent a right or claim of any kind or nature as of such Final Proscription Date. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the Final Proscription Date will cease to represent a right or claim of any kind or nature and the right of any TransGlobe Shareholder to receive the Consideration pursuant to the Plan of Arrangement will terminate and be deemed to be surrendered and forfeited to VAALCO.
Return of TransGlobe Common Shares

Should the Arrangement not be completed, any deposited TransGlobe Common Shares will be returned to the depositing TransGlobe Shareholder at TransGlobe's expense upon written notice to the Depositary from TransGlobe by returning the deposited TransGlobe Common Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the TransGlobe Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by TransGlobe's registrar and transfer agent.

Fractional VAALCO Shares

In no event shall any TransGlobe Shareholder be entitled to a fractional VAALCO Share. Where the aggregate number of VAALCO Shares to be issued to a TransGlobe Shareholder as Consideration under the Arrangement would result in a fraction of a VAALCO Share being issuable, the number of VAALCO Shares to be received by such TransGlobe Shareholder shall be rounded down to the nearest whole VAALCO Share. In lieu of any such fractional VAALCO Share, each registered TransGlobe Shareholder otherwise entitled to a fractional interest in a VAALCO Share will be entitled to receive a cash payment equal to an amount representing such TransGlobe Shareholder’s proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such TransGlobe Shareholders of the VAALCO Excess Shares.

As promptly as practicable following the Effective Time, the Depositary shall determine the excess of: (i) the number of VAALCO Shares issued and delivered to the Depositary pursuant to Article 5 of the Plan of Arrangement representing the Consideration Shares over (ii) the aggregate number of whole Consideration Shares to be issued to registered TransGlobe Shareholders pursuant to Section 3.1(f) of the Plan of Arrangement. Following the Effective Time, the Depositary shall, on behalf of the former TransGlobe Shareholders, sell the VAALCO Excess Shares at the then prevailing prices on the NYSE. The sale of the VAALCO Excess Shares by the Depositary shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent applicable. The Depositary shall use its commercially reasonable efforts to complete the sale of the VAALCO Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to former registered TransGlobe Shareholders, the Depositary shall hold such proceeds in trust for such former TransGlobe Shareholders (the "VAALCO Share Trust"). The amount of all commissions, transfer taxes and other out-of-pocket transaction costs, including expenses and compensation of the Depositary incurred in connection with such sale of VAALCO Excess Shares shall be paid by VAALCO. The Depositary shall determine the portion of the VAALCO Share Trust to which each former registered TransGlobe Shareholder is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the VAALCO Share Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former TransGlobe Shareholder is entitled (after taking into account all TransGlobe Shares held as of immediately prior to the Effective Time by such former TransGlobe Shareholder) and the denominator of which is the aggregate amount of fractional VAALCO Shares to which all former TransGlobe Shareholders are entitled.

As soon as practicable after the determination of the amount of cash, if any, to be paid to former TransGlobe Shareholders with respect to any fractional VAALCO Shares, the Depositary shall make available such amounts to such former TransGlobe Shareholders.

Mail Services Interruption

Notwithstanding the provisions of this Information Circular, the Letter of Transmittal, Arrangement Agreement or Plan of Arrangement, certificates representing TransGlobe Common Shares and certificates representing VAALCO Shares to be returned if applicable, will not be mailed if TransGlobe and VAALCO determine that delivery thereof by mail may be delayed.

Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing TransGlobe Common Shares in respect of which certificates are being issued were originally deposited upon application to the Depositary until such time as TransGlobe and VAALCO have determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing paragraph, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the TransGlobe Common Shares were deposited.

Rights of Dissent

The following description of the rights of TransGlobe Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a TransGlobe Dissenting Shareholder who seeks payment of the fair value of such holder's TransGlobe Common Shares and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the full text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix E. A TransGlobe Dissenting Shareholder who intends to exercise TransGlobe Dissent Rights should carefully consider and strictly comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. Failure to strictly comply with the provisions of that section, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder.  It is suggested that TransGlobe Shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice, as failure to comply strictly with them may prejudice their right of dissent.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered TransGlobe Shareholder who fully complies with the dissent procedures in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, is entitled, if the Arrangement becomes effective, in addition to any other rights the holder may have, to dissent and to be paid by VAALCO the fair value of the TransGlobe Common Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which Arrangement Resolution is adopted. A registered TransGlobe Shareholders may dissent only with respect to all of the TransGlobe Common Shares held by such holder or on behalf of any one beneficial owner and registered in the TransGlobe's Dissenting Shareholder's name. Beneficial Shareholders who wish to dissent should be aware that only the registered owner of such TransGlobe Common Shares is entitled to dissent.  Accordingly, a Beneficial Shareholder desiring to exercise TransGlobe Dissent Rights must make arrangements for the TransGlobe Common Shares beneficially owned by such Beneficial Shareholder to be registered in the name of such Beneficial Shareholder prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such TransGlobe Common Shares to dissent on behalf of the Beneficial Shareholder.

A registered TransGlobe Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to TransGlobe a written objection to the Arrangement Resolution, which written objection must be received by TransGlobe, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Craig Alcock, by 4:00 p.m. (Calgary time) on September 27, 2022 (or the second last Business Day prior to the date of the Meeting if the Meeting is not held on September 29, 2022), and must strictly comply with the dissent procedures described in this Information Circular.  A vote against the Arrangement Resolution, whether in person (or virtually) or by proxy, or an abstention shall not constitute a written objection to the Arrangement Resolution.  None of the following will be entitled to exercise rights of dissent: (i) TransGlobe Shareholders who vote or have instructed a proxyholder to vote their TransGlobe Common Shares in favor of the Arrangement Resolution (but only in respect of such TransGlobe Common Shares); (ii) holders of TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs, and TransGlobe RSUs; and (iii) any other person who is not a registered holder of TransGlobe Common Shares as of the Record Date for the Meeting to be held in connection with the Arrangement. A TransGlobe Shareholder may only exercise its rights of dissent in respect of all, and not less than all of its TransGlobe Common Shares.

An application may be made to the Court by VAALCO or by a TransGlobe Dissenting Shareholder after adoption of the Arrangement Resolution to fix the fair value of the TransGlobe Dissenting Shareholder's TransGlobe Common Shares. If such an application to the Court is made by either VAALCO or a TransGlobe Dissenting Shareholder, VAALCO must, unless the Court otherwise orders, send to each TransGlobe Dissenting Shareholder a written offer to pay such Person an amount considered by the VAALCO Board to be the fair value of the TransGlobe Common Shares formerly held by such TransGlobe Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each TransGlobe Dissenting Shareholder at least 10 days before the date on which the application is returnable, if VAALCO is the applicant, or within 10 days after VAALCO is served with notice of the application, if a TransGlobe Dissenting Shareholder is the applicant. The offer will be made on the same terms to each TransGlobe Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A TransGlobe Dissenting Shareholder may make an agreement with VAALCO for the purchase of such TransGlobe Dissenting Shareholder's TransGlobe Common Shares in the amount of VAALCO's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the TransGlobe Common Shares.

A TransGlobe Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the TransGlobe Common Shares of all TransGlobe Dissenting Shareholders who are parties to the application, giving judgment in that amount against VAALCO and in favour of each of those TransGlobe Dissenting Shareholders, and fixing the time within which VAALCO must pay that amount payable to the TransGlobe Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each TransGlobe Dissenting Shareholder calculated from the date on which the TransGlobe Dissenting Shareholder ceases to have any rights as a TransGlobe Shareholder until the date of payment.

After the Effective Date, or upon the making of an agreement between VAALCO and the TransGlobe Dissenting Shareholder as to the payment to be made by VAALCO to the TransGlobe Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the TransGlobe Dissenting Shareholder will cease to have any rights as a TransGlobe Shareholder other than the right to be paid the fair value of such TransGlobe Dissenting Shareholder's TransGlobe Common Shares in the amount agreed to between VAALCO and the TransGlobe Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the TransGlobe Dissenting Shareholder may withdraw dissent, or if the Arrangement has not yet become effective the Corporation may rescind the Arrangement Resolution, and, in either event, the dissent and appraisal proceedings in respect of that TransGlobe Dissenting Shareholder will be discontinued.

VAALCO shall not make a payment to a TransGlobe Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that VAALCO is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of VAALCO would thereby be less than the aggregate of its liabilities. In such event, VAALCO shall notify each TransGlobe Dissenting Shareholder that it is lawfully unable to pay TransGlobe Dissenting Shareholders for their TransGlobe Common Shares in which case the TransGlobe Dissenting Shareholder may, by written notice to VAALCO within 30 days after receipt of such notice, withdraw such holder's written objection, in which case such TransGlobe Dissenting Shareholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a TransGlobe Shareholder.  If the TransGlobe Dissenting Shareholder does not withdraw such holder's written objection such TransGlobe Dissenting Shareholder retains status as a claimant against VAALCO to be paid as soon as VAALCO is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its shareholders.

TransGlobe Dissenting Shareholders who duly exercise their TransGlobe Dissent Rights, and who are ultimately entitled to be paid the fair value for their TransGlobe Common Shares, will be deemed to have transferred their TransGlobe Common Shares to AcquireCo as of the Effective Time and without any further act or formality and free and clear of all Liens, claims and encumbrances to AcquireCo under the Arrangement in exchange for the right to be paid the fair value of their TransGlobe Common Shares.  Such TransGlobe Dissenting Shareholders will not be entitled to any other payment or Consideration, including any payment that would be payable under the Arrangement.

TransGlobe Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid the fair value for their TransGlobe Common Shares will be deemed to have participated in the Arrangement on the same basis as a non-dissenting TransGlobe Shareholder and each such TransGlobe Dissenting Shareholder's TransGlobe Common Shares will be deemed to be transferred to AcquireCo free and clear of all Liens in exchange for the Consideration Shares. Unless waived by AcquireCo, it is a condition to the obligations of AcquireCo and VAALCO to complete the Arrangement that TransGlobe Dissent Rights shall not have been exercised by holders of more than 10% of the outstanding TransGlobe Common Shares that have not been withdrawn.

We urge any TransGlobe Shareholder in considering dissenting to the Arrangement to consult their own tax advisor with respect to the income tax consequences to them of such action.  For a general summary of certain Canadian federal income tax implications to a TransGlobe Dissenting Shareholder, see "Certain Canadian Federal Income Tax

Considerations – Holders Resident in Canada – Dissenting Resident Holders" and "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders".

Interests of Directors and Executive Officers in the Arrangement

Except as described below, management of the Corporation is not aware of any material interest direct or indirect, by way of beneficial ownership or otherwise of any director or executive officer of the Corporation or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in the Arrangement.

As at August 26, 2022, the directors and executive officers of TransGlobe and their associates beneficially owned, controlled or directed, directly or indirectly, an aggregate of 964,030 TransGlobe Common Shares.

All of the TransGlobe Common Shares held by such directors and executive officers of TransGlobe and their associates will be treated in the same fashion under the Arrangement as TransGlobe Common Shares held by any other TransGlobe Shareholder. If the Arrangement is completed, the directors and executive officers of TransGlobe and their associates will receive in exchange for such TransGlobe Common Shares an aggregate of approximately 647,869 VAALCO Shares.

As at August 26, 2022, none of VAALCO, AcquireCo or any of the directors or executive officers of VAALCO beneficially own, control or direct, directly or indirectly, any TransGlobe Common Shares.

The TransGlobe Common Shares held by each individual director and executive officer of TransGlobe are set out in the table below under "Summary of Interests of Directors and Executive Officers in the Arrangement".

In respect of the treatment of the TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs, see "The Arrangement – Treatment of TransGlobe Options", "The Arrangement – Treatment of TransGlobe DSUs", "The Arrangement – Treatment of TransGlobe PSUs" and "The Arrangement – Treatment of TransGlobe RSUs". The TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs held by each individual director and executive officer of TransGlobe are set out in the table below under "Summary of Interests of Directors and Executive Officers in the Arrangement".

VAALCO Shares

As at August 26, 2022, neither TransGlobe nor any of the directors or executive officers of TransGlobe beneficially owned, controlled or directed, directly or indirectly, any VAALCO Shares.

Severance

If the Arrangement is completed, executive officers of TransGlobe will, in the aggregate, receive approximately CDN$2,460,000 and GBP 677,233 in severance in connection with the Arrangement (prior to withholdings).

The severance to be received by each individual executive officer is set out in the table below under "Summary of Interests of Directors and Executive Officers in the Arrangement".

Continuing Insurance Coverage for Directors and Officers of TransGlobe

Pursuant to the Arrangement Agreement, TransGlobe will, and will cause its Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of TransGlobe and its Subsidiaries under Law and under the articles or other constating documents of TransGlobe and/or its Subsidiaries or under any agreement or contract of any indemnified person with TransGlobe or with any of its Subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement, and, to the extent within the control of TransGlobe, TransGlobe shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Prior to the Effective Time, TransGlobe shall purchase customary "tail" policies of directors' and officers' liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by TransGlobe and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and TransGlobe will and will cause its Subsidiaries to, maintain such "tail" policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that TransGlobe and its Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of TransGlobe's current annual aggregate premium for policies currently maintained by TransGlobe or its Subsidiaries; provided further, that in the event such premiums exceed 300% TransGlobe shall arrange prior to the Effective Time to purchase such insurance up to the amount that can be purchased with a premium at such 300% level.

Summary of Interests of Directors and Executive Officers in the Arrangement

The interests of the directors and executive officers of the Corporation in the Arrangement are summarized in the following table. The TransGlobe Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by TransGlobe Shareholders. The following information is presented in United States dollars, unless otherwise stated.

Name and Position	Number of TransGlobe Common Shares Held(1)	Number of VAALCO Shares Issuable Pursuant to the Arrangement in Exchange for TransGlobe Common Shares Held(2)	Number of TransGlobe Options held and Cash Payment to be made Pursuant to the TransGlobe Options(3)	Number of TransGlobe RSUs held and Cash Payment to be made Pursuant to the TransGlobe RSUs(4)	Number of TransGlobe PSUs held and Cash Payment to be made Pursuant to the TransGlobe PSUs(5)	Number of TransGlobe DSUs held and Cash Payment to be made Pursuant to the TransGlobe DSUs(6)	Cash Payment to be made Pursuant to TransGlobe Severance Payments(7)
Randall C. Neely President, Chief Executive Officer and Director	466,506 (0.64%)	313,818	319,597 / $758,154	37,483 / $125,087	738,765 / $2,465,384	- / -	$1,124,664
Geoff Probert Vice President and Chief Operating Officer	146,757 (0.20%)	98,723	192,904 / $456,321	21,697 / $72,407	443,169 / $1,478,930	- / -	GBP 677,233

Name and Position	Number of TransGlobe Common Shares Held(1)	Number of VAALCO Shares Issuable Pursuant to the Arrangement in Exchange for TransGlobe Common Shares Held(2)	Number of TransGlobe Options held and Cash Payment to be made Pursuant to the TransGlobe Options(3)	Number of TransGlobe RSUs held and Cash Payment to be made Pursuant to the TransGlobe RSUs(4)	Number of TransGlobe PSUs held and Cash Payment to be made Pursuant to the TransGlobe PSUs(5)	Number of TransGlobe DSUs held and Cash Payment to be made Pursuant to the TransGlobe DSUs(6)	Cash Payment to be made Pursuant to TransGlobe Severance Payments(7)
Edward Ok Vice President, Finance Chief Financial Officer and Corporate Secretary	169,938 (0.23%)	114,317	186,360 / $423,288	19,764 / $65,956	371,279 / $1,239,021	- / -	$762,562
David Cook Chairman and Director	103,867 (0.14%)	69,871	- / -	- / -	- / -	414,086 / $Nil	-
Jennifer Kaufield Director	5,000 (0.01%)	3,363	- / -	- / -	- / -	16,317 / $54,453	-
Edward D. LaFehr Director	30,939 (0.04%)	20,181	- / -	- / -	- / -	150,609 / $Nil	-
Timothy R. Marchant Director	41,023 (0.06%)	27,596	- / -	- / -	- / -	118,944 / $Nil	-
Total:	964,030 (1.31%)	647,869	698,861 / $1,637,763	78,944 / $263,449	1,553,213 / $5,183,335	699,956 / $54,453	$ 2,684,891

Notes:

(1)	Reflects the number of TransGlobe Common Shares held as of July 13, 2022, the trading day immediately prior to the announcement of the Arrangement.
(2)	The number of VAALCO Shares issuable pursuant to the Arrangement has been rounded down to the nearest whole number of VAALCO Shares.
(3)

Reflects the number of TransGlobe Options held as of July 13, 2022, the trading day immediately prior to the announcement of the Arrangement. See "The Arrangement – Treatment of TransGlobe Options".  The cash payment for TransGlobe Options is equal to, for each TransGlobe Common Share for which the TransGlobe Option may be exercised, the amount (if any) by which (x) the product of the Closing VWAP multiplied by the Exchange Ratio exceeds (y) the Exercise Price thereof. The cash payments to be made pursuant to the TransGlobe Options disclosed herein have been calculated as of the date of this Information Circular based on the closing price of the TransGlobe Common Shares on the TSX on August 22, 2022 and may not reflect the cash payments to be made at the Effective Time. Such figures are disclosed for illustrative purposes only. The illustrative cash payments were converted to United States dollars using the Bank of Canada exchange rate on August 22, 2022 ($1.3035).

(4)

Reflects the number of TransGlobe RSUs held as of July 13, 2022, the trading day immediately prior to the announcement of the Arrangement. See "The Arrangement – Treatment of TransGlobe RSUs".  The cash payment for TransGlobe RSUs is equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered RSU. The cash payments to be made pursuant to the TransGlobe RSUs disclosed herein have been calculated as of the date of this Information Circular based on the closing price of the TransGlobe Common Shares on the TSX on August 22, 2022 and may not reflect the cash payments to be made at the Effective Time. Such figures are disclosed for illustrative purposes only. The illustrative cash payments were converted to United States dollars using the Bank of Canada exchange rate on August 22, 2022 ($1.3035).

(5)

Reflects the number of TransGlobe PSUs held as of July 13, 2022, the trading day immediately prior to the announcement of the Arrangement. See "The Arrangement – Treatment of TransGlobe PSUs".  The cash payment for TransGlobe PSUs is equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered PSU. The cash payments to be made pursuant to the TransGlobe PSUs disclosed herein have been calculated as of the date of this Information Circular based on the closing price of the TransGlobe Common Shares on the TSX on August 22, 2022 and may not reflect the cash payments to be made at the Effective Time. Such figures are disclosed for illustrative purposes only. The TransGlobe PSU Vesting Percentage is assumed at 100% but may range from 0-200% for each grant dependent upon TSR and performance relative to peer group. The illustrative cash payments were converted to United States dollars using the Bank of Canada exchange rate on August 22, 2022 ($1.3035).

(6)

Reflects the number of TransGlobe DSUs held as of August 22, 2022. See "The Arrangement – Treatment of TransGlobe DSUs". All of the TransGlobe DSUs held by Messrs. Cook, LaFehr and Marchant are TransGlobe Continuing DSUs and no cash payments pursuant to the Plan of Arrangement will be made for such TransGlobe Continuing DSUs. The cash payment for TransGlobe Surrendered DSUs (those held by Ms. Kaufield) is equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered DSU. The cash payments to be made pursuant to the TransGlobe DSUs disclosed herein have been calculated as of the date of this Information Circular based on the closing price of the TransGlobe Common Shares on the TSX on August 22, 2022 and may not reflect the cash payments to be made at the Effective Time. Such figures are disclosed for illustrative purposes only. The illustrative cash payments were converted to United States dollars using the Bank of Canada exchange rate on August 22, 2022 ($1.3035).

(7)	Assumes the termination of employment of each of the TransGlobe Executive Employee pursuant to their executive employment agreements with TransGlobe.
(8)

Mr. Probert's cash severance payment of GBP 677,233 was converted to United States dollars using the Bank of Canada exchange rate on August 22, 2022 ($1.1778).  Such cash severance payment in United States dollars is $797,665.

Securities Law Matters

Canada

Canadian Reporting Obligations of TransGlobe

TransGlobe is a reporting issuer in all of the provinces of Canada. It is expected that VAALCO will, subject to applicable Law, apply to have TransGlobe cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate TransGlobe's reporting obligations in Canada and the United States following completion of the Arrangement.

Canadian Reporting Obligations of VAALCO

Upon consummation of the Arrangement, VAALCO will become a reporting issuer in each of the provinces of Canada and will be subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian Securities Laws. Most Canadian continuous disclosure requirements are codified in National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") of the Canadian Securities Administrators.  The application of these requirements to VAALCO is modified by various rules providing exemptions for non-Canadian issuers in certain circumstances, including National Instrument 71-101 – The Multijurisdictional Disclosure System ("NI 71-101") and National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers ("NI 71-102"). NI 51-102 generally requires that issuers file audited annual financial statements and unaudited interim financial statements meeting certain requirements, management's discussion and analysis relating to its annual and interim financial statements, an annual information form, material change reports and other disclosure items at prescribed times and/or upon the occurrence of certain specified events. VAALCO will be able to satisfy most of its Canadian reporting obligations under Canadian Securities Laws by filing certain of its U.S. disclosure documents in accordance with the exemptions codified in NI 71-101 and NI 71-102 on SEDAR at www.sedar.com. Nonetheless, VAALCO will be required to prepare and disclose its reserves information in accordance with the COGE Handbook and NI 51-101, and such disclosure standards differ from the SEC's applicable disclosure requirements. See "Risk Factors – TransGlobe's public filings are subject to Canadian disclosure standards which differ from VAALCO's public filings which are subject to U.S. disclosure standards".

Distribution and Resale of VAALCO Shares

The distribution of the VAALCO Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian Securities Laws. The VAALCO Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a "control distribution" as defined National Instrument 45-102 – Resale of Securities, (ii) no unusual effort is made to prepare the market or to create a demand for VAALCO Shares, (iii) no extraordinary commission or consideration is paid to a Person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of VAALCO, the selling security holder has no reasonable grounds to believe that VAALCO is in default of applicable Canadian Securities Laws.

Multilateral Instrument 61-101

TransGlobe is a reporting issuer in all of the provinces of Canada and is subject to MI 61-101. MI 61-101 regulates certain types of transactions to ensure fair treatment among securityholders and generally requires enhanced disclosure, minority approval (which is approval by a majority of securityholders excluding interested or related parties), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to "business combinations" (as defined in MI 61-101) which terminate the interests of securityholders without their consent.

If any of the "related parties" (as defined in MI 61-101) of TransGlobe are entitled to receive, directly or indirectly, a "collateral benefit" (as defined in MI 61-101) as a consequence of the Arrangement, the Arrangement may constitute a business combination for the purposes of MI 61-101 and the Arrangement Resolution may require "minority approval" (as defined in MI 61-101) in accordance with MI 61-101.

A collateral benefit includes any benefit that a related party of TransGlobe (which includes the directors and senior officers of TransGlobe) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of TransGlobe; however, such a benefit will not constitute a collateral benefit provided that certain conditions are satisfied. Under MI 61-101, a benefit received by a related party of TransGlobe is not considered to be a collateral benefit if the benefit is received solely in connection with the related party's services as an employee, director or consultant of TransGlobe or of an affiliated entity of TransGlobe, and (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the Consideration paid to the related party for securities relinquished under the Arrangement; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (c) full particulars of the benefit are disclosed in this Information Circular; and (d) (i) at the time the Arrangement was agreed to, the related party and its associated entities beneficially own or exercise control or direction over, less than 1% of the outstanding TransGlobe Common Shares, or (ii) (A) the related party discloses to an independent committee of the TransGlobe Board the amount of Consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the TransGlobe Common Shares beneficially owned by the related party; (B) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in subclause (A); and (C) the independent committee's determination is disclosed in this Information Circular.

In connection with the Arrangement, the outstanding TransGlobe Awards will be treated as set forth under "The Arrangement – Treatment of TransGlobe Options", "The Arrangement – Treatment of TransGlobe DSUs", "The Arrangement – Treatment of TransGlobe RSUs" and "The Arrangement – Treatment of TransGlobe PSUs" and certain TransGlobe Executive Employees are entitled to severance payments as set forth under "Interests of Directors and Executive Officers in the Arrangement – Summary of Interests of Directors and Executive Officers in the Arrangement". TransGlobe has considered whether any of these matters may constitute a "collateral benefit" for purposes of MI 61-101 such that the Arrangement would therefore constitute a "business combination" under MI 61-101.  TransGlobe has determined that these benefits fall within an exception to the definition of "collateral benefit" for the purposes of MI 61-101, since (a) the benefits are received solely in connection with the related parties' services as employees, directors or consultants of TransGlobe or an affiliated entity of TransGlobe, (b) the benefits are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related parties for their TransGlobe Common Shares, (c) the benefits are not conditional on the related parties supporting the Arrangement in any manner, (d) full particulars of the benefits are disclosed in this Information Circular, and (e) each of the related parties and their associated entities entitled to receive the benefits beneficially owns or exercises control or direction over, less than 1% of the outstanding TransGlobe Common Shares. Accordingly, the Arrangement is not considered to be a "business combination" in respect of TransGlobe, and as a result, no "minority approval" is required for the Arrangement Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation of TransGlobe is required for the Arrangement under MI 61-101.

United States

Exemption from the Registration Requirements of the U.S. Securities Act

The Consideration Shares, pursuant to the Arrangement, will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements under the U.S. Securities Act the issuance of securities which have been approved, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction, at which all persons to whom it is proposed the securities will be issued shall have the right to appear, by any court expressly authorized by Law to grant such approval. Under the Arrangement Agreement, TransGlobe submitted the Plan of Arrangement to the Court on August 29, 2022 for the Interim Order after informing the Court of the intention to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and permitting notice to all Persons to which the Consideration Shares will be issuable. Following TransGlobe's receipt of the Interim Order, the approval of the Arrangement Resolution, and a hearing at which all persons to whom it is proposed the Consideration Shares will be issued shall have the right to appear, TransGlobe will seek the Final Order from the Court as to the substantive and procedural fairness of the Plan of Arrangement. Such Final Order is a condition to the consummation of the Plan of Arrangement and the issuance of the Consideration Shares. TransGlobe therefore anticipates that, if the Plan of Arrangement becomes effective under the terms and conditions described in the Arrangement Agreement (including the receipt of such Final Order from the Court), the issuance of the Consideration Shares to the TransGlobe Shareholders will be exempt from the registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

Resales of VAALCO Shares After the Effective Time

The Consideration Shares to be received by TransGlobe Shareholders in exchange for their TransGlobe Common Shares pursuant to the Arrangement will be freely transferable under U.S. Securities Laws, except by persons who are "affiliates" (as defined in Rule 144) of VAALCO after the Effective Time, or were "affiliates" of VAALCO within 90 days prior to the Effective Time. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of VAALCO Shares by such an "affiliate" or former "affiliate" may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom, such as the exemption contained in Rule 144.

United Kingdom

This Information Circular does not constitute a prospectus and has not been approved by the FCA. A prospectus will be prepared by VAALCO to apply to the FCA and the LSE for the existing VAALCO Shares to be re-admitted and for the Consideration Shares to be admitted to the Standard Listing segment of the Official List and to trading on the LSE's Main Market for listed securities. It does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any VAALCO Shares anywhere in the world.

No Consideration Shares or any other securities in VAALCO have been marketed to, or are available for purchase, in whole or in part, by the public in the U.K. or elsewhere in connection with the Admission of the Consideration Shares to the Standard Listing segment of the Ofﬁcial List and the LSE's Main Market for listed securities, except to TransGlobe's Shareholders (in respect of the Consideration Shares). This Information Circular does not constitute or form part of any invitation to purchase, subscribe for, sell or issue, or any solicitation of any offer to purchase, subscribe for, sell or issue, VAALCO Shares in the United Kingdom.

Resales of VAALCO Shares After the Effective Time

The Consideration Shares to be received by TransGlobe Shareholders in exchange for their TransGlobe Common Shares pursuant to the Arrangement will be freely transferable under U.K. Securities Laws.

Board Approval

The delivery of this Information Circular to TransGlobe Shareholders has been approved by the TransGlobe Board.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

TransGlobe is authorized to issue an unlimited number of TransGlobe Common Shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the TransGlobe Board.  As at August 24, 2022 and August 26, 2022, there were 73,309,064 TransGlobe Common Shares issued and outstanding.  Holders of TransGlobe Common Shares are entitled to one vote for each TransGlobe Common Share.

To the knowledge of TransGlobe's directors and officers, as at August 24, 2022, no Person beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the issued and outstanding TransGlobe Common Shares.

COMPARISON OF SHAREHOLDER RIGHTS

VAALCO is incorporated under the Laws of the State of Delaware. The rights of a stockholder of a Delaware corporation differ from the rights of a shareholder of a ABCA corporation. See Appendix I to this Information Circular for a summary comparison of the rights of TransGlobe Shareholders and VAALCO Stockholders.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of TransGlobe Common Shares (who will beneficially hold any VAALCO Shares) who at all relevant times and for purposes of the Tax Act: (a) deals at arm's length with each of TransGlobe, AcquireCo and VAALCO; (b) is not and will not be affiliated with each of TransGlobe, AcquireCo or VAALCO; and (c) holds TransGlobe Common Shares and will hold VAALCO Shares received pursuant to the Arrangement as capital property (each such beneficial owner in this section, a "Holder").

This summary is based on the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder, and counsel's understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary assumes that VAALCO has not and will not be resident or deemed to be resident in Canada for the purposes of the Tax Act.

In addition, this summary is not applicable to a Holder: (a) that is a "financial institution" (as defined in the Tax Act for the purposes of the "mark-to-market rules"); (b) that is a "specified financial institution" (as defined in the Tax Act); (c) an interest in which is, or whose TransGlobe Common Shares are, a "tax shelter investment" (as defined in the Tax Act); (d) who makes, or has made, a "functional currency" election under section 261 of the Tax Act; (e) that is a "foreign affiliate" (as defined in the Tax Act) of a taxpayer resident in Canada; (f) who acquired TransGlobe Common Shares under an employee stock option plan or other equity based employment compensation arrangement;

(g) that has entered into or will enter into a "synthetic disposition agreement", or a "derivative forward agreement" (as such terms are defined in the Tax Act) with respect to TransGlobe Common Shares or VAALCO Shares; (h) with respect to whom VAALCO is or will be a "foreign affiliate" (as defined in the Tax Act); or (i) that receives dividends on its VAALCO Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act). All such Holders should consult with their own tax advisors to determine the tax consequences to them of the Arrangement.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax Laws.

This summary is not applicable to any holders of TransGlobe Options, TransGlobe DSUs, TransGlobe RSUs, TransGlobe PSUs or other conversion or exchange rights to acquire TransGlobe Common Shares, and the tax considerations relevant to such holders are not discussed herein. Any such Persons referenced above should consult their own tax advisor with respect to the tax consequences of the Arrangement.

Capital Property

The TransGlobe Common Shares and VAALCO Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars as determined in accordance with the Tax Act, generally based on the Bank of Canada spot exchange rate on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada). The amount of dividends to be included in the income of, and the amount of capital gains or capital losses realized by, a Holder may be affected by fluctuation in the relevant Canadian dollar exchange rate.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is, or is deemed to be, resident in Canada; and (ii) is not exempt from tax under Part I of the Tax Act (a "Resident Holder").

Certain Resident Holders whose TransGlobe Common Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their TransGlobe Common Shares (but not VAALCO Shares), and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether they hold or will hold their TransGlobe Common Shares and VAALCO Shares as capital property and whether such election can or should be made in respect of their TransGlobe Common Shares.

Disposition of TransGlobe Common Shares under the Arrangement

Under the Arrangement, a Resident Holder (other than a Resident Dissenter) will dispose of their TransGlobe Common Shares to AcquireCo in consideration for 0.6727 VAALCO Share for each TransGlobe Common Share, subject to adjustment (if any) pursuant to the Arrangement Agreement. Such a Resident Holder will be considered to have disposed of each TransGlobe Common Share for proceeds of disposition equal to the aggregate fair market value at the Effective Time of the Consideration Shares received by the Resident Holder in exchange therefor. As a result, the Resident Holder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder's adjusted cost base of the TransGlobe Common Share immediately before the time of disposition and any reasonable costs of disposition. See "Taxation of Capital Gains and Capital Losses".

The cost to a Resident Holder of each Consideration Share acquired under the Arrangement will be equal to the fair market value of such Consideration Share at the time of acquisition. For the purpose of determining the adjusted cost base of a Consideration Share to a Resident Holder, when a Consideration Share is acquired, the cost of the newly acquired Consideration Share will be averaged with the adjusted cost base of all identical VAALCO Shares owned by the Resident Holder as capital property immediately before that acquisition.

Dissenting Resident Holders

A Resident Holder who validly exercises TransGlobe Dissent Rights (a "Resident Dissenter") will be deemed to have transferred such Resident Dissenter's TransGlobe Common Share to AcquireCo, and will be entitled to receive a payment from AcquireCo of an amount equal to the fair value of the Dissenter's TransGlobe Common Shares.

A Resident Dissenter who is entitled to be paid the fair value of their TransGlobe Common Shares by AcquireCo will realize a capital gain (or incur a capital loss) to the extent that such payment (other than any portion thereof that is interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of the TransGlobe Common Shares to the Resident Dissenter immediately before their transfer to AcquireCo pursuant to the Arrangement and the Resident Dissenter's reasonable costs of the disposition. See "Taxation Capital Gains and Capital Losses".

A Resident Dissenter will be required to include in computing their income any interest awarded by a court in connection with the Arrangement.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in that year. A Resident Holder will generally be entitled to deduct one half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized on the disposition of TransGlobe Common Shares by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

Resident Holders should also note the comments under "Alternative Minimum Tax" and "Additional Refundable Tax".

Dividends on VAALCO Shares

A Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in respect of VAALCO Shares, including amounts withheld for foreign withholding tax, if any. For individuals (including certain trusts), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.

Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Resident Holder on the VAALCO Shares. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Dispositions of VAALCO Shares

A Resident Holder that disposes or is deemed to dispose of a VAALCO Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the VAALCO Share exceeds (or is exceeded by) the aggregate of the Resident Holder's adjusted cost base of such VAALCO Share immediately before the disposition and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, generally in accordance with the usual rules applicable to capital gains and capital losses. See "Taxation of Capital Gains and Capital Losses".

In certain circumstances foreign tax may be required to be paid by a Resident Holder in connection with the realization of a capital gain on the disposition of VAALCO Shares. Any such foreign tax may be eligible for a deduction or credit under the Tax Act. If the foreign tax is not eligible for a deduction or credit under the Tax Act, then double taxation in respect of the capital gain would arise. Resident Holders should consult their own tax advisors regarding their eligibility for such deductions or credits having regard to their own particular circumstances.

Alternative Minimum Tax

A capital gain realized by a Resident Holder who is an individual or trust (other than certain specified trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax

A Resident Holder (including a Resident Dissenter) that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be required to pay an additional tax (refundable in certain circumstances) on certain investment income, which includes taxable capital gains, dividends or deemed dividends not deductible in computing taxable income and interest. Such additional tax may also apply to a Resident Holder if it is a "substantive CCPC" (as defined in the Tax Proposals released on August 9, 2022) at any time in a taxation year which ends on or after April 7, 2022, in accordance with the Tax Proposals released on August 9, 2022.

Offshore Investment Fund Property Rules

The Tax Act contains provisions (the "OIF Rules") which may, in certain circumstances, require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of VAALCO Shares, if (1) the value of such VAALCO Shares may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in certain assets described in paragraph 94.1(1)(b) of the Tax Act, particularly (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, "Investment Assets") and (2) it may reasonably be concluded that one of the main reasons for the Resident Holder acquiring, holding or having the VAALCO Shares was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

The OIF Rules are complex and their application and consequences depend, to a large extent, on the reasons for a Resident Holder acquiring or holding VAALCO Shares. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

Foreign Property Information Reporting

Generally, a Resident Holder that is a "specified Canadian entity" (as defined in the Tax Act) for a taxation year or a fiscal period and whose total "cost amount" of "specified foreign property" (as such terms are defined in the Tax Act), including the VAALCO Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing prescribed information. Subject to certain exceptions, a Resident Holder, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a "specified Canadian entity," as will certain partnerships.

Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder's "specified foreign property" (as defined in the Tax Act) on a timely basis in accordance with the Tax Act. The reporting requirements with respect to "specified foreign property" were expanded so that more detailed information is required to be provided to the CRA. The  reporting  rules  in  the  Tax  Act  are  complex  and  this  summary  does  not  purport  to  address  all  circumstances  in  which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act and compliance with these reporting requirements.

Eligibility for Investment by Registered Plans

VAALCO Shares should be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan and a tax-free savings account, each as defined in the Tax Act, and a first home savings account (as defined in the Tax Proposals released on August 9, 2022) ("Registered Plans") and a deferred profit sharing plan, provided that the VAALCO Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the NYSE and the LSE) at the Effective Time of the Arrangement.

Notwithstanding that VAALCO Shares may be "qualified investments" for a Registered Plan, a beneficiary, annuitant, or subscriber, as the case may be, (each a "Plan Holder"), will be subject to a penalty tax on such shares if such shares are a "prohibited investment" for the Registered Plan.

VAALCO Shares will generally not be a "prohibited investment" for a Registered Plan unless the Plan Holder (i) does not deal at arm's length with VAALCO for purposes of the Tax Act, or (ii) has a "significant interest" (as defined in the Tax Act) in VAALCO. In addition, VAALCO Shares will not be a prohibited investment for a Registered Plan if such shares are "excluded property" (as defined in the Tax Act) for such Registered Plan. Resident Holders who intend to hold VAALCO Shares in a Registered Plan should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, TransGlobe Common Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, apply to a Holder that is an "authorized foreign bank" (as defined in the Tax Act) or an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Disposition of TransGlobe Common Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of TransGlobe Common Shares to AcquireCo under the Arrangement unless the TransGlobe Common Shares constitute "taxable Canadian property" and do not constitute "treaty-protected property" to the Non-Resident Holder.

Generally, a TransGlobe Common Share will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the share is listed on a "designated stock exchange" (which currently includes the TSX) unless, at any time during the 60-month period immediately preceding the disposition: (a) the Non-Resident Holder, any one or more other Persons with whom the Non-Resident Holder does not deal at arm's length, any partnership in which the Non-Resident Holder or a non-arm's length Person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such Persons or partnerships, held 25% or more of the issued shares of any class or series in the capital of TransGlobe; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" or "timber resource properties", (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain other circumstances a TransGlobe Common Share could be deemed to be taxable Canadian property for the purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

Even if the TransGlobe Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the TransGlobe Common Shares will not be included in computing the Non-Resident Holder's taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the TransGlobe Common Shares constitute "treaty protected property" of the Non-Resident Holder for purposes of the Tax Act. TransGlobe Common Shares will generally be considered "treaty-protected property" of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

In the event that the TransGlobe Common Shares constitute taxable Canadian property and are not treaty-protected property to a particular Non-Resident Holder, the Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances as described under "Holders Resident in Canada - Disposition of TransGlobe Common Shares under the Arrangement" and "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses". A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs.

Non-Resident Holders whose TransGlobe Common Shares are, or may be, taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their TransGlobe Common Shares constitute treaty-protected property, and any resulting Canadian tax reporting obligations.

Dissenting Non-Resident Holders

A Non-Resident Holder of TransGlobe Common Shares who dissents from the Arrangement (a "Non-Resident Dissenter") will be deemed to have transferred such Non-Resident Dissenter's TransGlobe Common Shares to AcquireCo, and will be entitled to receive a payment from AcquireCo of an amount equal to the fair value of the Non-Resident Dissenter's TransGlobe Common Shares.

As discussed above under "Holders Not Resident in Canada - Disposition of TransGlobe Common Shares under the Arrangement", any resulting capital gain would only be subject to tax under the Tax Act if the TransGlobe Common Shares are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

Any interest awarded by a court in connection with the Arrangement and paid or deemed to be paid to a Non-Resident Dissenter will not be subject to Canadian withholding tax, unless such interest constitutes "participating debt interest" for purposes of the Tax Act.

Non-Resident Dissenters should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their TransGlobe Dissent Rights.

Dividends on VAALCO Shares

Dividends paid on VAALCO Shares to a Non-Resident Holder will generally not be subject to Canadian withholding tax or other income tax under the Tax Act.

Dispositions of VAALCO Shares

Generally, no tax should be payable under the Tax Act by a Non-Resident Holder of VAALCO Shares on any capital gain realized on the future disposition or deemed disposition of VAALCO Shares unless such VAALCO Shares are or are deemed to be "taxable Canadian property", as discussed above, to the Non-Resident Holder at the time of disposition or deemed disposition and do not constitute "treaty-protected property", as defined in the Tax Act (see "Holders Not Resident in Canada - Disposition of TransGlobe Common Shares under the Arrangement").

Non-Resident Holders should consult their own tax advisors for advice having regard to their particular circumstances, including regarding whether their VAALCO Shares are "taxable Canadian property" for purposes of the Tax Act, and the Canadian federal income tax consequences to them of a disposition of VAALCO Shares.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations under the Code, generally applicable to certain U.S. Holders (as defined below) relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of the VAALCO Shares by such U.S. Holders following the Arrangement. Shareholders who are not U.S. Holders of TransGlobe should consult their own tax advisors with respect to the U.S. federal income tax considerations related to the ownership and disposition of VAALCO Shares following the closing of the Arrangement. This discussion is based upon the provisions of the Code, existing final and temporary Treasury regulations promulgated thereunder (the "Treasury Regulations"), the Canada-United States Tax Convention (1980), as amended (the "Canada-US Tax Treaty"), and current administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below.

This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state or local, U.S. federal net investment income or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of VAALCO Shares received pursuant to the Arrangement. This summary does not discuss the U.S. tax consequences of the Arrangement to holders with respect to their TransGlobe DSUs, TransGlobe RSUs or TransGlobe PSUs. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

No legal opinion from U.S. legal counsel or ruling from the United States Internal Revenue Service (the "IRS") has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court. This discussion also assumes that the Arrangement is carried out as described in this Information Circular and that the Arrangement is not integrated with any other transaction for U.S. federal income tax purposes.

This discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of TransGlobe Common Shares (or, after the Arrangement, VAALCO Shares) and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder is made. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This discussion applies only to U.S. Holders that own TransGlobe Common Shares and will own VAALCO Shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment), and does not discuss all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, including without limitation:

•	banks, trusts, mutual funds and other financial institutions;
•	regulated investment companies or real estate investment trusts;
•	traders in securities that elect to apply a mark-to-market method of accounting;
•	brokers, dealers or traders in securities, currencies or commodities;
•	tax-exempt organizations, tax-qualified retirement accounts, or pension funds;
•	insurance companies;
•	dealers or brokers in securities or foreign currency;
•	individual retirement and other tax-deferred accounts;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	U.S. expatriates or former long-term residents of the United States;
•	persons subject to taxing jurisdictions other than, or in addition to, the United States;
•	persons subject to special tax accounting rules;
•

U.S. Holders that own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding TransGlobe Common Shares or VAALCO Shares, as applicable;

•	persons liable for the alternative minimum tax;
•	holders that hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;
•	holders other than U.S. Holders;
•	partnerships or other pass-through entities (and partners or other owners thereof);
•	S corporations (and shareholders thereof); and
•

holders, such as holders of TransGlobe Options, who received their TransGlobe Common Shares through the exercise or cancellation of TransGlobe Options or otherwise as compensation for services or through a tax-qualified retirement plan.

U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of the VAALCO Shares by such U.S. Holders following the Arrangement.

U.S. Holders are urged to also review the separate discussion concerning Canadian federal income tax consequences. See "Certain Canadian Federal Income Tax Considerations".

For purposes of this discussion, a "U.S. Holder" means a beneficial owner of TransGlobe Common Shares at the time of the Arrangement and, to the extent applicable, VAALCO Shares following the Arrangement, that is:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;
•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the Laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other "pass-through" entity for U.S. federal income tax purposes, holds TransGlobe Common Shares at the time of the

Arrangement or, to the extent applicable, VAALCO Shares following the Arrangement, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A TransGlobe Shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its own tax advisors about the U.S. federal income tax consequences of the Arrangement.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL UNITED STATES TAX CONSEQUENCES RELATING TO THE ARRANGEMENT AND HOLDING AND DISPOSING OF VAALCO SHARES RECEIVED PURSUANT TO THE ARRANGEMENT. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, INCLUDING THE EFFECT OF ANY ELECTION UNDER SECTION 338(G) OF THE CODE THAT MAY BE MADE BY VAALCO OR ANY OF ITS AFFILIATES WITH RESPECT TO THE ARRANGEMENT.

U.S. Federal Income Tax Consequences of the Arrangement and the Receipt of the Consideration Pursuant to the Arrangement

A U.S. Holder will generally recognize gain or loss on the exchange of TransGlobe Common Shares for cash and VAALCO Shares equal to the difference, if any, between (i) the U.S. dollar value of the Consideration received pursuant to the Arrangement and (ii) such U.S. Holder's adjusted tax basis in the TransGlobe Common Shares surrendered in exchange therefor. Subject to the passive foreign investment company ("PFIC") rules discussed below, such recognized gain or loss would generally constitute capital gain or loss and would constitute long-term capital gain or loss if the U.S. Holder's holding period for the TransGlobe Common Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The deductibility of capital losses is subject to significant limitations under the Code.

Passive Foreign Investment Company Considerations

In General

A foreign corporation is a PFIC for U.S. federal income tax purposes if either (A) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (B) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of or produce passive income. Passive income generally includes dividends, interest, rents and royalties, and gains from the disposition of passive assets.

TransGlobe does not believe it is a PFIC for its current tax year or was a PFIC in its last taxable year based on business plans and financial expectations. No opinion of legal counsel or ruling from the IRS concerning the status of TransGlobe as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, is or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the entire course of each such tax year and, as a result, often cannot be predicted with certainty for the current tax year or for any future tax year as of the date of this Information Circular. Accordingly, there can be no assurance that TransGlobe has not been a PFIC. Nor can there be any assurance that the IRS will not challenge any determination either corporation might make concerning its PFIC status. If a corporation is a PFIC for any year during which a U.S. Holder holds its shares, such holder will be subject to the rules described below under "Consequences of PFIC Status".

Each U.S. Holder should consult its own tax advisors regarding PFIC status.

Consequences of PFIC Status

If TransGlobe is classified as a PFIC for any taxable year or portion of a taxable year that is included in a U.S. Holder's holding period, and the U.S. Holder does not timely make either a QEF election or does not or is not eligible to make a mark-to-market election (each as defined below), the U.S. Holder generally will be subject to the following "PFIC Rules" with respect to the applicable corporation's shares:

•

gain recognized by a U.S. Holder on a sale or other disposition of shares, including the disposition of the TransGlobe Common Shares pursuant to the Arrangement, will also be deemed to be an excess distribution;

•	each excess distribution will be allocated pro rata to each day in the U.S. Holder's holding period, up to the date of the distribution;
•

the amounts allocated to the U.S. Holder's current taxable year, and the amounts allocated to the period in the U.S. Holder's holding period which pre-dates such corporation's status as a PFIC, if there is such a period, will be taxed as ordinary income (not long-term capital gain);

•	the amounts allocated to any other taxable year or part of a year will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•

the tax liabilities that arise from the amounts allocated to each such other taxable year will accrue retroactive interest as unpaid taxes. U.S. Holders that are not corporations must treat any such interest paid as "personal interest", which is not deductible.

QEF Election

If a corporation is a PFIC, a U.S. Holder may avoid the PFIC Rules with respect to such corporation's shares by making a timely QEF election during the first taxable year in which such corporation is a PFIC and in which the U.S. Holder holds or is deemed to hold such shares.

To comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from the corporation. TransGlobe has not and does not expect to make available such PFIC annual information statements to its shareholders so it is not expected that a U.S. Holder was or will be able to make a QEF Election.

Mark-to-Market Election

If a PFIC's shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, they may constitute "marketable stock" for purposes of the PFIC Rules. TransGlobe Common Shares are expected to be considered as regularly traded on a registered national security exchange for purposes of the PFIC Rules. In such case, a U.S. Holder would not be subject to the foregoing PFIC Rules if such U.S. Holder made a mark-to-market election with respect to such PFIC's shares. U.S. Holders should consult their own tax advisors regarding the rules for making a mark-to-market election.

PFIC Reporting Requirements

A U.S. Holder that owns or is deemed to own PFIC shares in any taxable year of the U.S. Holder may have to file an IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, (whether or not a QEF or mark-to-market election is made) and provide such other information as may be required by the U.S. Treasury Department. Failure to file a required form or provide required information will extend the statute of limitations on assessment of a deficiency until the required form or information is furnished to the IRS.

The rules for PFICs, QEF elections, mark-to-market elections and other elections are complex and affected by various factors in addition to those described above. U.S. Holders are urged to consult their own tax advisors regarding the application of the rules to their particular circumstances.

Payments Related to Dissent Rights

For U.S. federal income tax purposes, a U.S. Holder that receives a payment for its TransGlobe Common Shares pursuant to the exercise of TransGlobe Dissent Rights will generally recognize gain or loss equal to the difference, if any, between (i) the cash received and (ii) such U.S. Holder's adjusted tax basis in the TransGlobe Common Shares surrendered in exchange therefor. Subject to the PFIC Rules discussed above, such recognized gain or loss would generally constitute capital gain or loss and would constitute long-term capital gain or loss if the U.S. Holder's holding period for the Dissent Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. The deductibility of capital losses is subject to limitations under the Code.

Specified Foreign Financial Assets Reporting

Certain U.S. Holders that hold "specified foreign financial assets" are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not held in an account maintained by a financial institution, securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their own tax advisors regarding the possible reporting requirements with respect to their investments in TransGlobe Common Shares and the penalties for non-compliance.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of VAALCO Shares

A U.S. Holder's initial tax basis in the VAALCO Shares received pursuant to the Arrangement will be equal to the fair market value of such shares (determined as of the Effective Date), and the U.S. Holder's holding period in the VAALCO Shares received should begin on the day after the Effective Date. VAALCO is a U.S. corporation, and accordingly, the PFIC and Specified Foreign Financial Assets reporting considerations discussed above do not apply to the ownership of VAALCO Shares.

Distributions with Respect to VAALCO Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a VAALCO Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of VAALCO, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of VAALCO, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the VAALCO Shares and thereafter as gain from the sale or exchange of such VAALCO Shares (see "Sale or Other Taxable Disposition of VAALCO Shares" below). Dividends received on VAALCO Shares by corporate U.S. Holders generally will be eligible for the "dividends received deduction" subject to various conditions and limitations, including holding period requirements. Dividends paid by VAALCO to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of VAALCO Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of VAALCO Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's adjusted tax basis in such VAALCO Shares surrendered in the sale or other disposition. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such VAALCO Shares are held for more than one year. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. Deductions for capital losses are subject to significant limitations under the Code.

Backup Withholding and Information Reporting

The proceeds of a sale or deemed sale by a U.S. Holder of TransGlobe Common Shares or VAALCO Shares, or distributions thereon, may be subject to information reporting to the IRS and to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER'S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ARRANGEMENT AND THE HOLDING AND DISPOSING OF VAALCO SHARES RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS.

CERTAIN U.K. TAX CONSIDERATIONS

The comments set out below summarise certain limited aspects of the U.K. taxation treatment of TransGlobe Shareholders under the Arrangement and do not purport to be a complete analysis of all tax considerations relating to the Arrangement. They are based on current U.K. legislation and what is understood to be current HM Revenue and Customs practice, both of which are subject to change, possibly with retrospective effect.

The comments are intended as a general guide and do not deal with certain categories of TransGlobe Shareholders such as charities, pension schemes, dealers in securities, persons who have or could be treated for tax purposes as having acquired their TransGlobe Common Shares by reason of their employment or as holding their TransGlobe Common Shares as carried interest or as a trading asset (or trading assets), collective investment schemes, persons subject to U.K. tax on the remittance basis and insurance companies.

References below to "U.K. Holders" are to TransGlobe Shareholders who are resident and, in the case of individuals, domiciled or deemed domiciled for the relevant period, solely in the U.K. for U.K. tax purposes, who hold their TransGlobe Common Shares as an investment (other than under an individual savings account) and who are the absolute beneficial owners of their TransGlobe Common Shares.

IF YOU ARE IN ANY DOUBT ABOUT YOUR TAX POSITION AND IN PARTICULAR IF YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UNITED KINGDOM, YOU SHOULD CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISOR IMMEDIATELY.

U.K. Taxation of Chargeable Gains

It is likely that the disposal of TransGlobe Common Shares by U.K. Holders in exchange for the issue of VAALCO Shares pursuant to the Arrangement should be treated as a sale of such TransGlobe Common Shares by such U.K. Holders. As such, they may, depending on their circumstances and subject to any available exemption or relief, incur a liability to U.K. taxation on any chargeable gain realised. The chargeable gain is, broadly speaking, the excess of the value of the Consideration Shares issued to the U.K. Holder over the acquisition cost paid for the TransGlobe Common Shares.

Individual Shareholders

Where an individual U.K. Holder disposes of TransGlobe Common Shares, he or she may, depending on his or her circumstances and subject to any available exemption or relief, incur a liability to U.K. capital gains tax ("CGT") on any chargeable gain realised. The rate of capital gains tax applicable to disposals of shares depends on the individual U.K. Holder’s total taxable income and gains. Where an individual U.K. Holder’s total taxable income and gains in the tax year exceeds the individual’s basic rate band for U.K. income tax purposes, U.K. CGT will generally apply at the rate of 20% (save for any part of the gain which, when aggregated with the individual’s other income and gains during the tax year, is less than or equal to the individual’s basic rate band). Where an individual U.K. Holder’s total taxable income and gains in the tax year does not exceed the individual’s basic rate band for U.K. income tax purposes, U.K. CGT will generally apply at the rate of 10%. An individual U.K. Holder is entitled to an annual exempt amount (£12,300 for the 2022-2023 tax year), meaning that chargeable gains realised up to that amount in the relevant tax year are exempt from liability to U.K. capital gains tax.

Corporate Shareholders

When a corporate U.K. Holder disposes of TransGlobe Common Shares, it may, depending on its circumstances and subject to any available exemption or relief, incur a liability to U.K. corporation tax on chargeable gains realised. U.K. corporation tax is charged on chargeable gains at the rate applicable to the relevant company (currently 19%, scheduled to increase to 25% with effect from 1 April 2023).

U.K. Stamp Duty and Stamp Duty Reserve Tax (SDRT)

No U.K. stamp duty or SDRT should be payable pursuant to the Arrangement. The Corporation, VAALCO and AcquireCo are not U.K. companies and the Arrangement will not be executed in the U.K. No SDRT should arise on agreements to transfer Depositary Interests representing the underlying TransGlobe Common Shares on the basis that the Depositary Interests are U.K. depositary interests as defined in and the TransGlobe Common Shares satisfy the requirements of the SDRT (U.K. Depositary Interests in Foreign Securities) Regulations 1999. As such, the transfer of TransGlobe Common Shares pursuant to the Arrangement should be outside of the scope of stamp duty and SDRT.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and U.S. federal income tax considerations and U.K. tax considerations, as applicable, to TransGlobe Shareholders. TransGlobe Shareholders who are resident in jurisdictions other than Canada, U.S. and U.K. should consult their tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All TransGlobe Shareholders should also consult their own tax advisors regarding relevant provincial, territorial or state tax considerations of the Arrangement.

INTEREST OF EXPERTS, CERTAIN PERSONS AND COMPANIES

The following persons and companies have prepared certain sections of this Information Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Information Circular.

Name of Person or Company (1)	Nature of Relationship
Evercore	Authors responsible for the preparation of the Evercore Fairness Opinion
BDO Canada LLP	Former Auditors of TransGlobe
BDO USA, LLP	Auditors of VAALCO
GLJ, Ltd.	Independent qualified reserves evaluator of TransGlobe
Netherland, Sewell & Associates, Inc.	Independent qualified reserves evaluator of VAALCO

Note:

(1) To the knowledge of TransGlobe, none of the persons or companies so named above (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding TransGlobe Common Shares or VAALCO Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of TransGlobe, VAALCO or of any associate or affiliate of TransGlobe or VAALCO, as applicable

RISK FACTORS

Before TransGlobe Shareholders make a decision on the Arrangement Resolution, TransGlobe Shareholders should carefully consider specific risks set forth herein, as well as in the documents incorporated by reference herein, in addition to the risks and uncertainties discussed under "Forward-Looking Statements" of this Information Circular.

As a VAALCO Stockholder following the consummation of the Arrangement, you will be subject to all risks inherent in the business of VAALCO in addition to the risks relating to TransGlobe. The market value of the VAALCO Shares will reflect the performance of the business relative to, among other things, that of the competitors of VAALCO and general economic, market and industry conditions.

Risks Relating to the Arrangement

TransGlobe's Concession Agreements in Egypt contain assignment provisions and, if such assignment provisions were triggered by the Arrangement, it could adversely affect the ability to consummate the Arrangement or the benefits anticipated to be realized from the Arrangement in a material manner

Under the Arrangement Agreement, it is a condition precedent to the obligation of VAALCO and AcquireCo to complete the Arrangement that, to the extent required or necessary in connection with the consummation of the transactions contemplated therein: (i) the approval or consent of, or waiver or non-exercise of any material termination, pre-emption or similar rights by, any Governmental Entity in, or in respect of the interests held by TransGlobe in, Canada and Egypt, be given on terms or subject to conditions in each case which are satisfactory to VAALCO; and (ii) no actions or inactions have been taken which are likely to result in the withdrawal, cancellation, termination or modification of any license or permit held by TransGlobe or any of its subsidiaries in respect of the interests held by TransGlobe in Canada and Egypt which is necessary for the proper carrying on of its business.

The TransGlobe Egyptian Parties are parties to two Concession Agreements with the EGPC and the Egyptian Government that provide exclusive rights to explore for and develop oil and gas in the South Ghazalat Area Western Desert and the merged development areas of West Bakr, West Gharib and Northwest Gharib Onshore. The Concession Agreements contain the Assignment Provisions, which provide that the TransGlobe Egyptian Parties may not assign any of their rights, privileges, duties or obligations under the Concession Agreements, directly or indirectly, without the written consent of the Egyptian Government.  In addition, if the Assignment Provisions are triggered, (i) the EGPC has the right to acquire the interest intended to be assigned on the same conditions, if it elects to do so within 90 days of receiving the final conditions (including the value of each assignment); and (ii) the TransGlobe Egyptian Parties would be required to pay a non-recoverable assignment fee to the EGPC in an amount equal to 10% of the value of each assignment deal upon the Egyptian Government's approval of any assignment.

Neither VAALCO nor TransGlobe believes that the Arrangement triggers the Assignment Provisions, and TransGlobe has made representations to that effect in the Arrangement Agreement.

Following announcement of the Arrangement, the EGPC delivered correspondences to each of VAALCO and TransGlobe requesting data and documents relating to the Arrangement, the value of the deal and TransGlobe's share in the relevant Egyptian assets. TransGlobe and VAALCO have engaged, and are continuing to engage, in discussions with the office of the Minister of Petroleum and the EGPC, for the purpose of clarifying that the Arrangement does not, and is not deemed to, trigger the Assignment Provisions in the Concession Agreements.

If the Arrangement does trigger the Assignment Provisions, consummation of the Arrangement would require the written approval of the Egyptian Government, which could result in a failure of the condition precedent to the obligation of VAALCO and AcquireCo to complete the Arrangement described in the first paragraph of this risk factor or could delay the consummation of the Arrangement.  In addition, payment of any assignment fees by any of the TransGlobe Egyptian Parties under the Concession Agreements, either before or after consummation of the Arrangement, could have an adverse effect on the value of the assets VAALCO would acquire as a result of the Arrangement and could adversely affect the results of operations or financial condition of VAALCO following consummation of the Arrangement, in each case, in a material manner.  Further, although neither VAALCO nor TransGlobe is aware of any reported cases of a concession being terminated on such grounds, it is possible that the Egyptian Government could seek to terminate the Concession Agreements for breach of the Assignment Provisions.

The Arrangement is subject to satisfaction or waiver of several conditions

The Arrangement is conditional upon, among other things, approval of the VAALCO Resolutions by VAALCO Stockholders, approval of the Arrangement Resolution by TransGlobe Shareholders, and to the extent required or necessary, the approval or consent of, or waiver or non-exercise of any material termination, pre-emption or similar rights by, any Governmental Entity in, or in respect of the interests held by TransGlobe in, Canada or Egypt. There can be no assurance that any or all of such required approvals, if any, will be obtained.

The Arrangement Agreement may be terminated in certain circumstances

Each of TransGlobe and VAALCO has the right to terminate the Arrangement Agreement in certain circumstances. Failure to complete the Arrangement could negatively impact the trading price of the TransGlobe Common Shares or otherwise adversely affect TransGlobe's business.

TransGlobe may be required to pay a termination fee or an expense reimbursement

If the Arrangement Agreement is terminated (i) by VAALCO as a result of a change in recommendation by the TransGlobe Board at any time prior to the Meeting; (ii) by either Party due to a failure to obtain approval of the Arrangement Resolution by TransGlobe Shareholders following a change in recommendation by the TransGlobe Board; or (iii)(A) by either Party due to the Effective Date not occurring prior to the Outside Date or a failure to obtain approval of the Arrangement Resolution by the TransGlobe Shareholders; or (B) by VAALCO if TransGlobe is in breach of any representation or warranty or fails to perform any covenant or agreement made by us in the Arrangement Agreement and such breach or failure would cause certain of the conditions under the Arrangement Agreement that would cause certain conditions to closing not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, but in each case, only if prior to termination there is an Acquisition Proposal (for the purposes of the discussion on termination fees, a reference to "20%" in the definition of "Acquisition Proposal" is deemed to be a reference to "50%") for TransGlobe announced and within 12 months of termination TransGlobe enters into an agreement or consummates an Acquisition Proposal, TransGlobe will be required to pay a termination fee of $9.15 million to VAALCO (or, at the direction of VAALCO, AcquireCo) in connection with the termination of the Arrangement Agreement.

TransGlobe may also be required to reimburse VAALCO's and AcquireCo's out-of-pocket expenses in an amount up to $2.00 million if the Arrangement Agreement is terminated (x) by either Party as a result of a failure to obtain approval of the Arrangement Resolution by the TransGlobe Shareholders; or (y) by VAALCO as a result of TransGlobe's breach of any representation or warranty or TransGlobe's failure to perform any covenant or agreement made by TransGlobe in the Arrangement Agreement and such breach or failure would cause certain of the conditions in the Arrangement Agreement to not be satisfied.

If the termination fee or expense reimbursement is ultimately required to be paid to VAALCO, the payment of such amounts may have an adverse impact on TransGlobe's financial results.

If the Arrangement is not consummated by the Outside Date, either TransGlobe or VAALCO may choose not to proceed with the Arrangement

Either TransGlobe or VAALCO may terminate the Arrangement Agreement if the Arrangement has not been completed by the Outside Date and the Parties do not mutually agree to extend the Arrangement Agreement. See "The Arrangement Agreement –Termination Fees".

The issuance of a significant number of VAALCO Shares and a resulting possible increase in the number of sellers could adversely affect the market price of VAALCO Shares after completion of the Arrangement

On completion of the Arrangement, a significant number of additional VAALCO Shares will be issued and available for trading in the public market. The increase in the number of VAALCO Shares may lead to sales of such VAALCO Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, VAALCO Shares.

TransGlobe will incur substantial transaction fees and costs in connection with the Arrangement

TransGlobe has incurred and expects to incur additional material non-recurring expenses in connection with the Arrangement (regardless of whether the transactions contemplated by the Arrangement Agreement are consummated or not), including, among others, costs relating to obtaining required TransGlobe Shareholder approval and Court approval. Additional unanticipated costs may be incurred in the course of coordinating the businesses of the combined company after completion of the Arrangement. If the Arrangement is not consummated, TransGlobe will be required to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement is abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Such costs may be significant and could have an adverse effect on TransGlobe's future results of operations, cash flows and financial condition.

VAALCO and TransGlobe may be the targets of legal claims, securities class actions, derivative lawsuits and other claims and negative publicity related to the Arrangement

VAALCO and TransGlobe may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against VAALCO or TransGlobe seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting VAALCO and TransGlobe. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of the combined company to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on the combined company's business, financial condition and results of operations.

The Exchange Ratio will not be adjusted in the event of any change in either VAALCO's or TransGlobe's share price

Upon completion of the Arrangement, each TransGlobe Common Share (other than TransGlobe Common Shares held by TransGlobe Dissenting Shareholders) will be converted into the right to receive 0.6727 of a VAALCO Share, subject to adjustment (if any) pursuant to the Arrangement Agreement. The Exchange Ratio will not be adjusted to reflect changes in the market price of either TransGlobe Common Shares or VAALCO Shares before the Arrangement is completed. Stock price changes may result from a variety of factors (many of which are beyond VAALCO's and TransGlobe's control), including the following:

•	changes in VAALCO's and TransGlobe's respective businesses, operations and prospects;
•

investor behavior and strategies, including market assessments of the likelihood that the Arrangement will be completed, including related considerations regarding Court approval and regulatory clearance, if any, of the Arrangement;

•	interest rates, general market and economic conditions and other factors generally affecting the price of VAALCO Shares and TransGlobe Common Shares; and

•	foreign, federal, state, provincial and local legislation, governmental regulation and legal developments in the businesses in which VAALCO and TransGlobe operate.

The price of VAALCO Shares at the completion of the Arrangement will vary from its price on the date the Arrangement Agreement was executed, the date of VAALCO's proxy statement and the date of the VAALCO Meeting. As a result, the market value represented by the Exchange Ratio will also vary. For example, based on the range of closing prices of VAALCO Shares during the period from July 13, 2022, the last trading day before public announcement of the Arrangement, through August 24, 2022, the latest practicable date before the date of this Information Circular, the Exchange Ratio represented a market value ranging from a low of $3.03 to a high of $4.30 for each TransGlobe Common Share.

TransGlobe Shareholders will experience substantial dilution of their ownership percentage and voting power as a result of the stock issuance.

In connection with the Arrangement, VAALCO is expected to issue approximately 49.3 million shares of its common stock to TransGlobe Shareholders. Immediately following the completion of the Arrangement, TransGlobe Shareholders will own collectively approximately 45.5% of the total number of shares of the combined company's outstanding common stock and the existing VAALCO Stockholders will own approximately 54.5% of the combined company, calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement. Accordingly, the issuance of VAALCO Shares to TransGlobe Shareholders will have the effect of reducing the percentage of equity and voting interest held by the TransGlobe Shareholders. Consequently, TransGlobe Shareholders as a group will have less influence over the management and policies of the combined company than they currently exercise.

The Arrangement could affect the price of the TransGlobe Common Shares as a result of market response to the Arrangement, significant delays in the consummation of the Arrangement or the termination of the Arrangement Agreement

The market price of the TransGlobe Common Shares may vary significantly from the price on the date of the Arrangement Agreement. Negative market response to the Arrangement or any significant delays in the consummation of the Arrangement could negatively affect the price of the TransGlobe Common Shares. In addition, there can be no assurance that the conditions to the consummation of the Arrangement will be satisfied in a timely manner or at all. If the Arrangement is not consummated or is delayed, the market price of the TransGlobe Common Shares may decline significantly, particularly to the extent the market price reflects a market assumption that the Arrangement will be consummated or will be consummated in a particular timeframe.

Share price changes may result from a variety of factors that are beyond TransGlobe's control, including:

•	market reaction to the announcement of the Arrangement and market assessment of the likelihood of the Arrangement being consummated;
•	changes in the respective businesses, operations or prospects of VAALCO or TransGlobe, including their respective ability to meet earnings estimates;
•	governmental or litigation developments or regulatory considerations affecting VAALCO or TransGlobe or the oil and gas industry;
•	general business, market, industry or economic conditions;
•	the worldwide supply/demand balance for oil and gas and the prevailing commodity price environment; and
•	other factors beyond our control, including those described elsewhere in, or incorporated by reference into, this "Risk Factors" section.

Risk Factors on Completion of the Arrangement

The combined company intends to pay dividends on, and effectuate share buybacks with respect to, VAALCO Shares; however, the combined company's ability to take these actions in the future may be limited and no assurance can be given that it will be able to pay dividends to VAALCO Stockholders or effectuate share buybacks in the future at indicated levels or at all

On November 3, 2021, VAALCO announced that the VAALCO Board adopted a quarterly cash dividend policy of an expected $0.0325 per VAALCO Share commencing in the first quarter of 2022.  On March 18, 2022 and June 24, 2022, VAALCO paid a quarterly cash dividend of $0.0325 per VAALCO Share to VAALCO Stockholders of record at the close of business on February 18, 2022 and May 25, 2022, respectively. On August 5, 2022, the VAALCO Board declared a quarterly cash dividend of $0.0325 per VAALCO Share, which is payable on September 23, 2022 to VAALCO Stockholders of record at the close of business on August 24, 2022. In connection with the announcement of the Arrangement, VAALCO announced that following consummation of the Arrangement the combined company would seek to have an annualized dividend target of $28 million, or approximately $0.25 per share (calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement), with payments to be made quarterly. VAALCO has also announced its intention to effectuate, and the VAALCO Board has approved, share buybacks in an aggregate amount of up to $30 million, or up to approximately $0.27 per share equivalent (calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement), subject to completion of the Arrangement. To the extent the combined company has adequate cash on hand and cash flows from operations, it will consider taking these actions in the future. Payment of future dividends and effectuation of share buybacks, if any, and the establishment of future record and payment dates will be at the discretion of the combined company board of directors after taking into account various factors, including current financial condition, the tax impact of repatriating cash, operating results and current and anticipated cash needs. As a result, no assurance can be given that the combined company will pay dividends to its stockholders or that it will effectuate share buybacks in the future or that the level of any future dividends will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of VAALCO Shares.

Significant demands will be placed on the combined company as a result of the Arrangement

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of the combined company. TransGlobe and VAALCO cannot provide any assurance that management of VAALCO and the operations teams of VAALCO and TransGlobe will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the consummation of the Arrangement. The future operating results of the combined company will be affected by the ability of its officers and key employees to manage changing business conditions, integrate the acquisition of TransGlobe and implement a new business strategy.

The combined company may not realize the anticipated benefits of the Arrangement and the integration of TransGlobe and VAALCO may not occur as planned

VAALCO and TransGlobe are proposing to complete the Arrangement to realize certain benefits as described under "The Arrangement – Benefits of the Arrangement". The anticipated benefits will depend in part on whether TransGlobe's and VAALCO's operations can be integrated in an efficient and effective manner. A significant number of operational and strategic decisions and certain staffing decisions with respect to integration of the two companies have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, anticipated and unanticipated liabilities, unanticipated costs (including substantial capital expenditures required by the integration) and the loss of key employees. In particular, following a transition period of up to six months following consummation of the Arrangement, VAALCO expects the departure of TransGlobe's president and chief executive officer, vice president, finance, chief financial officer and corporate secretary and vice president and chief operating officer.  These departures may result in a loss of institutional knowledge concerning TransGlobe's operations and could delay the achievement of the combined company's strategic objectives.  In addition, there may be potential unknown liabilities of TransGlobe that may prevent the combined company from fully realizing the anticipated benefits of the Arrangement.

The performance of the combined company's operations after completion of the Arrangement could be adversely affected if, among other things, the combined company is not able to achieve the anticipated benefits expected to be realized in entering the Arrangement, or retain key employees to assist in the integration and operation of TransGlobe and VAALCO. In particular, the combined company may not be able to realize the anticipated strategic benefits and synergies from the Arrangement. VAALCO believes that the combination of the companies will provide a number of operational and financial benefits. However, achieving these goals assumes, among other things, the realization of the targeted cost synergies expected from the Arrangement. The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. In addition, the integration process could result in diversion of the attention of management and disruption of existing relationships with suppliers, employees, customers and other constituencies of each company. Although TransGlobe and its advisors have conducted due diligence on the operations of VAALCO, there can be no guarantee that TransGlobe is aware of any and all liabilities of VAALCO.

In addition, management of VAALCO has assumed that VAALCO will be able to elect to treat the Arrangement as an asset acquisition under Section 338(g) of the Code. This election may be unavailable if the existing TransGlobe Shareholders own VAALCO Shares in an amount that prevents the Arrangement from being a "qualified stock purchase" (within the meaning of Section 338(d)(3) of the Code). A determination of the common ownership of VAALCO and TransGlobe is not possible until the closing of the Arrangement and may still be subject to uncertainty following the closing. If an election under Section 338(g) of the Code is unavailable, the integration of TransGlobe may give rise to additional tax costs and the actual combined performance of VAALCO and TransGlobe following the Arrangement may differ materially from the assumptions of VAALCO's management.

As a result of these and other factors, it is possible that certain benefits expected from the combination of TransGlobe and VAALCO may not be realized.

The combined company may not generate sufficient cash to satisfy TransGlobe's payment obligations, under the Merged Concession Agreement or be able to collect some or all of TransGlobe's receivables from the EGPC, which could negatively affect the combined company's operating results and financial condition

On January 19, 2022, subsidiaries of TransGlobe executed an agreement with the EGPC (the "Merged Concession Agreement") to update and merge TransGlobe's three Egyptian concessions in West Bakr, West Gharib and NW Gharib (the "Merged Concession"). The Merged Concession Agreement was signed by its parties on January 19, 2022 with an effective date of February 1, 2020 (the "Merged Concession Effective Date"). As part of the conditions precedent to the signing of the Merged Concession Agreement by the Minister of Petroleum & Mineral Resources on behalf of the Egyptian Government, TransGlobe remitted the initial modernization payment of $15.0 million and signature bonus of $1.0 million. In accordance with the Merged Concession Agreement, TransGlobe made another modernization payment to the EGPC in the amount of $10.0 million on February 1, 2022. The modernization payments under the Merged Concession Agreement total $65.0 million and are payable over six years from the Merged Concession Effective Date.  TransGlobe will be required to pay an additional $10 million on February 1st for each of the next four years.  In addition, TransGlobe has committed to spending a minimum of $50 million over each five-year period for the 15 years of the primary term (total $150 million). TransGlobe's ability to make scheduled payments arising from the Merged Concession Agreement will depend on its financial condition and operating performance, which would be subject to then prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control, including those discussed elsewhere in this "Risk Factors" section and in the documents incorporated by reference into this Information Circular. TransGlobe may be unable to maintain a level of cash flow sufficient to permit it to satisfy the payment obligations under the Merged Concession Agreement. If TransGlobe is unable to satisfy its obligations, it is possible that the EGPC could seek to terminate the Merged Concession Agreement, which would negatively affect the combined company's operating results and financial condition.

In addition, upon execution of the Merged Concession Agreement, there was a Merged Concession Effective Date adjustment of funds owed to TransGlobe for the difference between the commercial terms in the Concession Agreement and the Merged Concession Agreement applicable to the Eastern Desert production from the Merged Concession Effective Date. The quantum of this adjustment is currently being finalized with EGPC and could result in a range of outcomes based on the final price per barrel negotiated. TransGlobe has recognized a receivable of $67.5 million as of June 30, 2022, which represents the amount expected to be received from EGPC based on historical realized prices. If the EGPC's financial position becomes impaired or it disputes or if the EGPC refuses to pay some or all of the said amount, TransGlobe's ability to fully collect such receivable from EGPC could be impaired, which could negatively affect the combined company's operating results and financial condition.

Inflation could adversely impact the combined company's ability to control its costs, including its operating expenses and capital costs

Although inflation has been relatively low in recent years, it rose significantly in the second half of 2021 and the first half of 2022. In addition, global and industry-wide supply chain disruptions have resulted in shortages in labor, materials and services. Such shortages have resulted in inflationary cost increases for labor, materials and services and could continue to cause costs to increase, as well as a scarcity of certain products and raw materials. To the extent elevated inflation remains, the combined company may experience further cost increases for its operations, including oilfield services and equipment as increasing prices of oil, natural gas and natural gas liquids increased drilling activity in the areas of its operations, as well as increased labor costs. An increase in the prices of oil, natural gas and natural gas liquids may cause the costs of materials and services to rise. The combined company cannot predict any future trends in the rate of inflation, and a significant increase in inflation, to the extent the combined company is unable to recover higher costs through higher commodity prices and revenues, could negatively impact the combined company's business, financial condition and results of operation.

TransGlobe's public filings are subject to Canadian disclosure standards which differ from VAALCO's public filings which are subject to U.S. disclosure standards

VAALCO's reserve estimates have been prepared in accordance with United States Financial Accounting Standards Board's ASC Topic 932 – Extractive Activities – Oil and Natural Gas under U.S. GAAP and subpart 1200 of Regulation S-K promulgated by the SEC (the "U.S. Standards"). TransGlobe has not been involved in the preparation of VAALCO's historical oil and natural gas reserves estimates. TransGlobe's historical oil and natural gas reserves estimates were prepared in accordance with the standards set forth in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook, and which differ from the requirements of U.S. Securities Laws. In addition to being a reporting issuer in all provinces of Canada, TransGlobe is a registrant with the SEC but is permitted to present disclosure of its reserves information in accordance with the standards set out in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook.

Estimates of reserves and future net revenue made in accordance with NI 51-101 will differ from corresponding U.S. GAAP standardized measure prepared in accordance with U.S. Standards and those differences may be material. For example, the U.S. Standards require United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves in accordance with SEC's definitions. Additionally, the COGE Handbook and NI 51-101 require disclosure of reserves and related future net revenue estimates based on forecast prices and costs, whereas the U.S. Standards require that reserves and related future net revenue be estimated using average prices for the previous 12 months and that the standardized measure reflect discounted future net income taxes related to VAALCO's operations. In addition, the COGE Handbook and NI 51-101 permit the presentation of reserves estimates on a "company gross" basis, representing TransGlobe's working interest share before deduction of royalties, whereas the U.S. Standards require the presentation of net reserve estimates after the deduction of royalties and similar payments. There are also differences in the technical reserves estimation standards applicable under NI 51-101 and, pursuant thereto, the COGE Handbook, and those applicable under the U.S. Standards.  NI 51-101 requires that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S. Standards specify a five-year limit after initial booking for the development of proved undeveloped reserves. Finally, the SEC prohibits disclosure of oil and gas resources in SEC filings, including contingent resources, whereas Canadian securities regulatory authorities allow disclosure of oil and gas resources. Resources are different than, and should not be construed as, reserves. The foregoing is not an exhaustive summary of Canadian or U.S. reserves reporting requirements.

Uncertainties are inherent in prospective financial projections of any kind, and such uncertainties increase with the passage of time. None of TransGlobe, VAALCO or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any TransGlobe

Shareholder, or any other person, regarding the ultimate performance of the combined company or that any such results will be achieved

The inclusion of financial projections in this Information Circular should not be regarded as an indication that TransGlobe, VAALCO or their respective advisors or other representatives considered or consider the projections to be necessarily predictive of actual future performance or events, and the projections set forth in this Information Circular should not be relied upon as such.

The projections were prepared by management of TransGlobe and VAALCO, respectively, and are each based, in part, on certain information furnished by TransGlobe and VAALCO, respectively, and speak as of the date that such projections were made. Neither the independent registered public accounting firm of TransGlobe or VAALCO nor any other independent accounts has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of TransGlobe or VAALCO, nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this Information Circular. Accordingly, TransGlobe Shareholders are strongly cautioned not to place undue reliance, if any, on these projections and not to rely on these financial projections in making any decision regarding the Arrangement.

The Unaudited Pro Forma Combined Financial Information of VAALCO and TransGlobe is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the Arrangement

The Unaudited Pro Forma Combined Financial Information included in this Information Circular is presented for illustrative purposes only to show the effect of the Arrangement, and should not be considered to be an indication of the financial condition or results of operations of the combined company following the Arrangement. For example, the pro forma combined financial information has been prepared using the consolidated historical financial statements of VAALCO and of TransGlobe and do not represent a financial forecast or projection. In addition, the pro forma combined financial information included in this Information Circular is based in part on certain assumptions regarding the Arrangement. In addition, certain adjustments and assumptions have been made regarding the combined company after giving effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary, and these types of adjustments and assumptions are difficult to make with complete accuracy, and other factors may affect the combined company's results of operations or financial condition following the Arrangement.

In preparing the pro forma combined financial information contained in this Information Circular, we have given effect to, among other things, the completion of the Arrangement and the issuance of the Consideration Shares. The unaudited pro forma combined financial information does not reflect all of the costs that are expected to be incurred by VAALCO and TransGlobe in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating VAALCO and TransGlobe is not reflected in the pro forma combined financial information. See the notes to the unaudited pro forma combined financial information of VAALCO and TransGlobe included in Appendix H – "Unaudited Pro Forma Combined Financial Information of VAALCO".

Accordingly, the historical and pro forma combined financial information included in, or incorporated by reference into, this Information Circular does not necessarily represent the combined company's results of operations and financial condition had VAALCO and TransGlobe operated as a combined entity during the periods presented, or of the combined company's results of operations and financial condition following the Arrangement.

The actual financial condition and results of operations of the combined company following the Arrangement may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company's financial condition or results of operations following the Arrangement. Any potential decline in the combined company's financial condition or results of operations may cause a significant decrease in VAALCO's share price.

Completion of the Arrangement may trigger change in control or other provisions in certain agreements to which TransGlobe is a party

The completion of the Arrangement may trigger change in control or other provisions in certain agreements to which TransGlobe is a party. If TransGlobe is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating such agreements, or seeking monetary damages. Even if TransGlobe is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favorable to TransGlobe.

The combined company will face new political risks in VAALCO's operating jurisdictions

VAALCO's principal operations, development and exploration activities and significant investments are held in Gabon and Equatorial Guinea, each in West Africa, some of which may be considered to have an increased degree of political and sovereign risk. Any material adverse changes in government policies or legislation of such countries, or any other country that VAALCO has economic interests in, that affect oil and gas exploration activities may affect the viability and profitability of the combined company following the Arrangement.

While the governments in West Africa and other countries in which VAALCO has oil and gas operations or development or exploration projects have historically supported the development of natural resources by foreign companies, there is no assurance that such governments will not in the future adopt different regulations policies or interpretations with respect to, but not limited to, foreign ownership of oil and gas resources, royalty rates, taxation, rates of exchange, environmental protection, labor relations, repatriation of income or return of capital, restrictions on production or processing, price controls, export controls, currency remittance, or the obligations of VAALCO under its respective oil and gas Laws, code or standards. The possibility that such governments may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on the combined company following the Arrangement. Political risk also includes the possibility of terrorism, civil or labor disturbances and political instability. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable oil and gas authorizations nor can assurance be given that such oil and gas authorizations will not be challenged or impugned by third parties. The effect of any of these factors may have a material adverse effect on the combined company's results of operations and financial condition.

Increased exposure to foreign exchange fluctuations and capital controls may adversely affect the combined company's earnings and the value of some of the combined company's assets

VAALCO's reporting currency is the U.S. dollar and the majority of our earnings and cash flows are denominated in U.S. dollars. The operations of TransGlobe are also reported in U.S. dollars, but TransGlobe conducts some of its business in currencies other than the U.S. dollar and, as a result, following the Arrangement, the combined company's consolidated earnings and cash flows may be impacted by movements in the exchange rates to a greater extent than prior to the Arrangement. In particular, any change in the value of the currencies of the Canadian Dollar or the Egyptian Pound versus the U.S. dollar following the Arrangement could negatively impact the combined company's earnings, and could negatively impact the combined company's ability to realize all of the anticipated benefits of the Arrangement.

In addition, from time to time, emerging markets countries such as those in which the combined company will operate adopt measures to restrict the availability of the local currency or the repatriation of capital across borders. These measures are imposed by governments or central banks, in some cases during times of economic instability, to prevent the removal of capital or the sudden devaluation of local currencies or to maintain in-country foreign currency reserves. In addition, many emerging markets countries require consents or reporting processes before local currency earnings can be converted into U.S. dollars or other currencies and/or such earnings can be repatriated or otherwise transferred outside of the operating jurisdiction. These measures may have a number of negative effects on the combined company, reduction of the immediately available capital that the combined company could otherwise deploy for investment opportunities or the payment of expenses. In addition, measures that restrict the availability of the local currency or impose a requirement to operate in the local currency may create other practical difficulties for the combined company.

The combined company will face new legislation and tax risks in certain VAALCO's operating jurisdictions

VAALCO has operations and conducts business in multiple jurisdictions in which TransGlobe does not currently operate or conduct business, which may increase TransGlobe's susceptibility to sudden tax changes. Taxation Laws in these jurisdictions are complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course, which could result in an increase in VAALCO's or its Subsidiaries taxes, or other governmental charges, duties or impositions, or an unreasonable delay in the refund of certain taxes owing to VAALCO or its Subsidiaries. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in the combined company's profits being subject to additional taxation, result in the combined company not recovering certain taxes on a timely basis or at all, or that could otherwise have a material adverse effect on the combined company.

Failure by VAALCO and/or TransGlobe to comply with applicable Laws prior to the Arrangement could subject the combined company to penalties and other adverse consequences following the Arrangement

VAALCO is subject to the provisions of the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. TransGlobe is subject to the U.S. Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) and the U.K. Bribery Act. The foregoing laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party's internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. Following the Arrangement, the combined company may be responsible for any liability in respect of any of the foregoing attributable to VAALCO and/or TransGlobe prior to the Arrangement. A failure by VAALCO or TransGlobe to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject the combined company to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and combined financial condition of the combined company following the Arrangement. Investigations by Governmental Entities could have a material adverse effect on the business, consolidated results of operations and combined financial condition of the combined company following the Arrangement.

VAALCO and TransGlobe are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by VAALCO and/or TransGlobe to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject the combined company to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and combined financial condition of the combined company following the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by VAALCO and TransGlobe prior to the Arrangement may not adequately prevent or detect possible violations of such applicable laws. Investigations by Governmental Entities could also have a material adverse effect on the business, consolidated results of operations and combined financial condition of the combined company following the Arrangement.

The VAALCO Shares to be received by TransGlobe Shareholders as a result of the Arrangement will have different rights from the TransGlobe Common Shares

VAALCO is a Delaware corporation. TransGlobe is a corporation continued into Alberta and existing under the ABCA. Upon completion of the Arrangement, TransGlobe Shareholders will become VAALCO Stockholders and their rights as stockholders will be governed by the VAALCO Restated Certificate of Incorporation, the VAALCO Bylaws and DGCL. Certain of the rights associated with VAALCO Shares under DGCL are different from the rights associated with TransGlobe Common Shares under the ABCA. See "Comparison of Rights of TransGlobe Shareholders and VAALCO Stockholders" in Appendix I to this Information Circular for a discussion of the different rights associated with VAALCO Shares and TransGlobe Common Shares.

It may not be possible for TransGlobe Shareholders to effect service of process within Canada upon the combined company

VAALCO is located outside of Canada and, following the Effective Time, the majority of its directors and officers, and certain of its experts, are expected to reside outside of Canada. Accordingly, it may not be possible for TransGlobe Shareholders to effect service of process within Canada upon the combined company or the majority of its directors, officers or experts, or to enforce judgments obtained in Canadian courts against the combined company or the majority of its directors, officers or experts.

There are risks related to the application and interpretation of income tax laws and there are tax consequences applicable to TransGlobe Shareholders and the combined company as a result of the Arrangement

There can be no assurance that the applicable taxing authority will agree with the Canadian or U.S. federal income tax consequences of the Arrangement or the U.K. tax consequences of the Arrangement, as applicable, as set forth in this Information Circular. Furthermore, there can be no assurance that applicable income tax Laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to the combined company and its securityholders following completion of the Arrangement. Such taxation authorities may also disagree with how VAALCO or TransGlobe calculate or have in the past calculated their income for income tax purposes. Any such events could adversely affect the combined company, its share price or the dividends or other payments to be paid to VAALCO Stockholders following completion of the Arrangement.

The Arrangement is generally expected to be a taxable transaction for TransGlobe Shareholders for Canadian and U.S. federal income tax purposes, and each TransGlobe Shareholder is urged to consult their own tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

Other Risks

Whether or not the Arrangement is completed, TransGlobe and VAALCO will continue to face many of the risks that they currently face with respect to their respective business and affairs. For a description of these risk factors see "Risk Factors" in the TransGlobe AIF, which is incorporated by reference herein and is available on SEDAR at www.sedar.com; VAALCO’s 2021 Annual Report on Form 10-K, filed with the SEC on March 11, 2022; and VAALCO’s Quarterly Report on Form 10-Q for the quarterly period ended June, 30, 2022, filed with the SEC on August 10, 2022.

Information concerning TransGlobe

TransGlobe is a cash flow-focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. See Appendix F – "Information Concerning TransGlobe".

INFORMATION CONCERNING VAALCO

VAALCO, an independent energy company headquartered in Houston, Texas, is engaged in the acquisition, exploration, development and production of crude oil. Its primary source of revenue has been from the Etame PSC. It also currently owns an interest in an undeveloped block offshore Equatorial Guinea, West Africa. See Appendix G – "Information Concerning VAALCO".

INFORMATION CONCERNING ACQUIRECO

AcquireCo is an unlimited liability company incorporated under the ABCA on July 7, 2022.  AcquireCo is an indirect wholly-owned subsidiary of VAALCO formed for the purpose of effecting the Arrangement.

INFORMATION CONCERNING THE COMBINED COMPANY

On completion of the Arrangement, VAALCO will continue to be a corporation governed by the Laws of the State of Delaware, and AcquireCo and TransGlobe will continue to be corporations governed by the ABCA. After the Effective Date, VAALCO will indirectly through AcquireCo own all of the outstanding TransGlobe Common Shares.

The head and registered office of the combined company will be located at VAALCO's current head office, being 9800 Richmond Avenue, Suite 700, Houston, Texas 77042.

The combined company's board of directors will be comprised of four members of the existing VAALCO Board: Andrew L. Fawthrop, George Maxwell, Cathy Stubbs and Fabrice Nze-Bekale; and three members of the existing TransGlobe Board: David Cook, Edward LaFehr and Timothy Marchant. Andrew L. Fawthrop will continue as the chairman of the combined company's board of directors.

The combined company anticipates that its Chief Executive Officer and Chief Financial Officer will remain with VAALCO following the consummation of the Arrangement.

VAALCO expects to exercise the rights contained in the employment agreements of each of TransGlobe's president and chief executive officer, vice president, finance, chief financial officer and corporate secretary and vice president and chief operating officer that will require such officer to remain employed by the combined company for a minimum of a three-month period following the consummation of the Arrangement. For additional information, see "Information Concerning the Combined Company — Directors and Executive Officers after the Business Combination" section of this Information Circular.

The authorized capital stock of the combined company will increase following completion of the Arrangement. The Arrangement Agreement requires that VAALCO issue and deliver to TransGlobe the Consideration Shares which are approximately 49.3 million VAALCO Shares. In order to issue the Consideration to TransGlobe Shareholders in connection with the Arrangement, it is necessary to amend the VAALCO Restated Certificate of Incorporation to increase the amount of authorized capital stock from 100,500,000 shares, divided into 100,000,000 VAALCO Shares and 500,000 shares of VAALCO preferred stock, to 160,500,000 shares, divided into 160,000,000 VAALCO Shares and 500,000 shares of VAALCO preferred stock. The VAALCO Board has unanimously adopted resolutions approving and declaring advisable, and recommending that the VAALCO Stockholders adopt, the Amendment Proposal.

The auditors of the combined company will continue to be BDO USA, LLP.

Combined Company Material Assets

Set out below is additional information regarding properties that will be material to the combined company after giving effect to the Arrangement.

VAALCO

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Etame Marin (Gabon). VAALCO's most significant asset, which accounts for 100% of its current revenues, is the Etame PSC related to the Etame Marin block located offshore Gabon. The Etame Marin block covers an area of approximately 46,200 gross acres located 20 miles offshore in water depths of approximately 250 feet. Currently, VAALCO's working interest in the Etame Marin block is 58.8%, and it is designated as the operator on behalf of the Etame consortium. The block is subject to a 7.5% back-in carried interest by the government of Gabon, which they have assigned to a third party. VAALCO's working interest will decrease to 57.2% in June 2026 when the back-in carried interest increases to 10%.

•

Block P (Equatorial Guinea). VAALCO acquired a 31% working interest in an undeveloped portion of a block ("Block P") offshore Equatorial Guinea in 2012. The Equatorial Guinea Ministry of Mines and Hydrocarbons ("EG MMH") approved VAALCO's appointment as the operator of Block P on November 12, 2019. VAALCO acquired an additional working interest of 12% from Atlas Petroleum, thereby increasing its working interest to 43% in 2020, in exchange for a potential future payment of $3.1 million to Compania Nacional de Petroles de Guinea Equitoria, in the event that there is commercial production from Block P. VAALCO completed a feasibility study of a standalone development concept of the Venus discovery on Block P. VAALCO, working closely with the other joint venture owners, is now in the process of finalizing the plan of development before submitting it to the EG MMH for their approval. Upon EG MMH ratifying the latest amendment, VAALCO’s working interest will increase to 45.9%.

TransGlobe

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Egyptian Assets (Egypt). In September 2007, TransGlobe significantly expanded its Egyptian operations with the acquisition of approximately 55% and operatorship of the West Gharib Concession; this was followed by the acquisition of an additional 30% in February 2008, and the final 15% in August 2008, to give TransGlobe 100% of the West Gharib Concession. In December 2011, TransGlobe acquired a 100% working interest in the West Bakr Concession. In November 2013, TransGlobe acquired a 100% working interest in the NW Gharib, SW Gharib, SE Gharib and South Ghazalat Concessions. West Gharib consists of five development leases: Arta, East Arta, Hana, Hoshia and West Hoshia. These fields produce from the Asl, Markha, Nukhul, Lower Nukhul (Redbed), Rudeis, Lower Rudeis and Thebes formations. The crude oil produced ranges in quality from 16-26 API averaging 20 API and generally contains approximately 3% sulfur. As a result of this higher sulfur content West Gharib (and West Bakr) crude is exported, as part of Ras Gharib blend, to be refined outside of Egypt (Europe and Asia).

•

Harmattan Cardium Assets (Canada). TransGlobe re-entered Canada through acquisition of the Harmattan property in central Alberta in December 2016. Harmattan is located approximately 80 kilometres north of Calgary, Alberta. This property produces oil and associated natural gas from the Cardium and Viking zones and liquids-rich natural gas from zones in the Lower Mannville and Rock Creek formations at vertical depths of 1,200 to 2,600 metres. The majority (~88%) of the production from the area is operated by TransGlobe. TransGlobe owns a 100% working interest in a large oil battery and a compressor station where a majority of oil volumes are handled. All gas is delivered to a third party non-operated gas plant for processing. The Harmattan property covers 42,183 gross (37,560 net) acres of developed land and 38,732 gross (35,560 net) acres of undeveloped land.

Unaudited Pro Forma Combined Financial Information and Per Share Data

Summary Unaudited Pro Forma Combined Financial Information

The following table shows summary selected unaudited pro forma combined financial information (the "Unaudited Pro Forma Combined Financial Information") about the financial condition and results of operations of VAALCO as at and for the periods indicated below after giving effect to the Arrangement.

The Unaudited Pro Forma Combined Financial Information has been derived from the (i) historical unaudited condensed consolidated financial statements and the related notes of VAALCO and TransGlobe, respectively as of and for the six months ended June 30, 2022, and (ii) the historical audited consolidated financial statements and the related notes of VAALCO and TransGlobe respectively for the year ended December 31, 2021. The consolidated financial statements of VAALCO were prepared in accordance with U.S. GAAP. The consolidated financial statements of TransGlobe were prepared in accordance with IFRS.

The Unaudited Pro Forma Combined Financial Information has been prepared by VAALCO management for illustrative purposes only. The Unaudited Pro Forma Combined Financial Information does not purport to represent what the actual results of operations of VAALCO or the combined entity would have been had the arrangement occurred on the respective dates assumed, nor is it indicative of the future results of VAALCO. The Unaudited Pro Forma Combined Financial Information and underlying pro forma adjustments are based upon currently available information and include certain estimates and assumptions made by VAALCO management; accordingly, actual results could differ materially from the Unaudited Pro Forma Combined Financial Information.

The Unaudited Pro Forma Combined Financial Information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about

Acquired and Disposed Businesses" using assumptions set forth in the notes herein. The Unaudited Pro Forma Combined Financial Information does not reflect any cost savings, operating synergies or revenue enhancements that the combined entity may achieve as a result of the arrangement. The pro forma adjustments reflected in the accompanying Unaudited Pro Forma Combined Financial Information reflect estimates and assumptions made by management of VAALCO that VAALCO believes to be reasonable. Significant estimates and assumptions include, but are not limited to, the timing of close of the Arrangement, and the preliminary purchase price allocation.

The Unaudited Pro Forma Combined Financial Information should be read together with (i) the unaudited pro forma combined financial information of VAALCO that give effect to the Arrangement included as Appendix H to this Information Circular; (ii) VAALCO’s audited consolidated financial statements and related notes included in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022; (iii) TransGlobe’s audited consolidated financial statements and related notes for the year ended December 31, 2021, filed with the Canadian Securities Administrators on March 17, 2022; (iv) VAALCO’s unaudited condensed consolidated financial statements and related notes included in its Quarterly Report on Form 10-Q for the six months ended June 30, 2022, filed with the SEC on August 10, 2022; and (v) TransGlobe’s unaudited condensed consolidated financial statements and related notes filed with the Canadian Securities Administrators on August 10, 2022.

TransGlobe's historical consolidated financial statements were prepared in accordance with IFRS which differ in certain respects from U.S. GAAP. Adjustments were made to TransGlobe's historical financial statements to estimate the conversion from IFRS to U.S. GAAP as well as reclassifications to conform TransGlobe's historical presentation to VAALCO's accounting presentation. All references to "$" in the table below are to United States dollars.

VAALCO Energy, Inc.

Pro Forma Information (Unaudited)

As of June 30, 2022

	VAALCO (U.S. GAAP, Historical)	TransGlobe (IFRS, Reclassified)	Transaction Accounting Adjustments		Notes	Total Pro Forma Combined Balance Sheet
			U.S. GAAP Adjustments	Pro Forma Adjustments
		Note 2.1	Note 2.2	Note 3 and 4
		(in thousands, except per share amounts)
Total assets	369,564	354,836	—	53,933		778,333
Total liabilities	201,383	104,605	—	12,408		318,396
Total shareholders’ equity	168,181	250,231	—	41,525		459,937
Total liabilities and shareholders’ equity	369,564	354,836	—	53,933		778,333

Revenues:
Crude oil and natural gas sales	$179,641	$127,644	$—	$—		$307,285
Net income (loss)	$27,268	$80,943	$(25,983)	$(6,079)		$76,149

Basic net income per share:	$0.46				4(e)	$0.70
Basic weighted average shares outstanding	58,814				4(e)	108,129

Diluted net income per share:	$0.45				4(e)	$0.70
Diluted weighted average shares outstanding	59,278				4(e)	108,593

Note:

The Unaudited Pro Forma Combined Financial Information should be read in conjunctions with the accompanying notes. See Appendix H to this Information Circular for the complete unaudited pro forma combined financial information of VAALCO that give effect to the Arrangement.

VAALCO Energy, Inc.

Pro Forma Information (Unaudited)

Year Ended December 31, 2021

	VAALCO (U.S. GAAP, Historical)	TransGlobe (IFRS, Reclassified)	Transaction Accounting Adjustments		Notes	Total Pro Forma Combined Income Statement
			U.S. GAAP Adjustments	Pro Forma Adjustments
		Note 2.1	Note 2.2	Note 3 and 4
		(in thousands, except per share amounts)
Revenues:
Crude oil and natural gas sales	$199,075	$169,006	$—	$—		$368,081
Net income (loss)	$81,836	$40,338	$(31,521)	$(29,592)		$61,061

Basic net income per share:	$1.38				4(e)	$0.57
Basic weighted average shares outstanding	58,230				4(e)	107,545

Diluted net income per share:	$1.37				4(e)	$0.57
Diluted weighted average shares outstanding	58,755				4(e)	108,070

Note:

The Unaudited Pro Forma Combined Financial Information should be read in conjunctions with the accompanying notes. See Appendix H to this Information Circular for the complete unaudited pro forma combined financial information of VAALCO that give effect to the Arrangement.

Unaudited Pro Forma Per Share Data

The following table presents, as of the dates and for the periods indicated, selected historical Unaudited Pro Forma Combined Financial Information per share of VAALCO common stock and per TransGlobe Common Share.

The Unaudited Pro Forma Combined Financial Information should be read in conjunction with, and the information is qualified in its entirety by: (i) the unaudited pro forma combined financial information of VAALCO that give effect to the Arrangement included as Appendix H to this Information Circular; (ii) the consolidated financial statements of VAALCO and notes thereto incorporated by reference into this Information Circular; and (iii) the consolidated financial statements of TransGlobe and notes thereto incorporated by reference into this Information Circular.

The following unaudited pro forma information has been prepared by VAALCO in accordance with the rules and regulations of the SEC and accordingly includes the effects of acquisition accounting. It does not reflect cost savings, synergies or certain other adjustments that may result from the Arrangement. This information is presented for illustrative purposes only. You should not rely on the unaudited pro forma combined or equivalent unaudited pro forma amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the Arrangement had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The unaudited pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and arrangement-related costs, or other factors that may result as a consequence of the arrangement and, accordingly, does not attempt to predict or suggest future results.

The following table assumes the issuance of approximately 49.315 million VAALCO Shares in connection with the Arrangement, which is the number of shares issuable by VAALCO in connection with the Arrangement assuming the Arrangement occurred on January 1, 2021 and based on the number of outstanding TransGlobe Common Shares at that time. As discussed in this Information Circular, the actual number of VAALCO Shares issuable under the Arrangement will be adjusted based on the number of TransGlobe Common Shares outstanding at the completion of the Arrangement. The unaudited pro forma data in the table assumes that the Arrangement occurred on January 1, 2021 for income statement purposes and on June 30, 2022 for balance sheet purposes, and that the Arrangement is accounted for as a business combination.

	VAALCO	TransGlobe	Pro forma VAALCO and TransGlobe Consolidated
(in millions)	As of and for the six months ended June 30, 2022	As of and for the six months ended June 30, 2022	As of and for the six months ended June 30, 2022
Income from continuing operations per common share
Basic	$0.46	$1.11	$0.70
Diluted	0.45	1.09	0.70
Shares used in calculating basic and diluted income from continuing operations per common share
Basic	58,814	73,009	108,129
Diluted	59,278	74,337	108,593
Book Value per share	$2.85	$3.41	$4.24

	VAALCO	TransGlobe	Pro forma VAALCO and TransGlobe Consolidated
(in millions)	As of and for the year ended December 31, 2021	As of and for the year ended December 31, 2021	As of and for the year ended December 31, 2021
Income from continuing operations per common share
Basic	$1.38	$0.56	$0.57
Diluted	1.37	0.55	0.57
Shares used in calculating basic and diluted income from continuing operations per common share
Basic	58,230	72,544	107,545
Diluted	58,755	73,182	108,070
Book Value per share	$2.46	$2.45	N/A

Selected Pro Forma Operational Information

The following is a summary of selected: (i) reserves and operational information for VAALCO and TransGlobe before giving effect to the Arrangement for the dates and periods indicated; and (ii) pro forma operational information for the combined company after giving effect to the completion of the Arrangement for the dates and periods indicated. Important information concerning the oil and natural gas properties and operations of VAALCO and TransGlobe is contained in the VAALCO annual report on Form 10-K for the year ended December 31, 2021, and the TransGlobe AIF, respectively, each of which is incorporated by reference herein, and the information in Appendix G – "Information Concerning VAALCO". Readers are encouraged to carefully review such information and those documents as the information set forth in the table below is a summary only and is qualified in its entirety by those documents incorporated by reference herein.

	VAALCO (before Arrangement)	TransGlobe (before Arrangement)	Pro Forma(1) (after Arrangement)
Average Daily Production(3) (for the year ended December 31, 2021)
Light and Medium Crude Oil (bbls/d)	8,156	1,808	9,964
Heavy Crude Oil (bbls/d)	-	9,528	9,528
Natural Gas Liquids (bbls/d)	-	740	740
Conventional Natural Gas (mcf/d)	-	4,667	4,667
Total (boepd)	8,156	12,854	21,010
Total Proved Reserves(2)(3) (as at December 31, 2021, forecast prices and costs)
Light and Medium Crude Oil (Mbbls)	12,688	5,756	18,444
Heavy Crude Oil (Mbbls)	-	16,021	16,021
Natural Gas Liquids (bbls/d)	-	3,170	3,170
Conventional Natural Gas (MMcf)	-	18,490	18,490
Total (Mboe)	12,688	28,028	40,716
Total Proved Plus Probable Reserves(2)(3) (as at December 31, 2021, forecast prices and costs)
Light and Medium Crude Oil (Mbbls)	19,119	10,382	29,501
Heavy Crude Oil (Mbbls)	-	23,215	23,215
Natural Gas Liquids (bbls/d)	-	6,336	6,336
Conventional Natural Gas (MMcf)	-	36,741	36,741
Total (Mboe)	19,119	46,056	65,175

Notes:

(1)	The numbers in this column were calculated by adding the numbers in the columns for each of VAALCO and TransGlobe.
(2)

Reserves presented for VAALCO are derived from the VAALCO Reserves Report and the reserves data for TransGlobe are derived from the report on TransGlobe's reserves data as at December 31, 2021 by GLJ Ltd., dated February 22, 2022. For further information regarding the reserves, production and other oil and gas information of VAALCO and TransGlobe, see Appendix G – "Information Concerning VAALCO" and TransGlobe AIF, which is incorporated by reference herein.

(3)

Reserves presented are gross reserves as defined in NI 51-101 utilizing forecast price and costs assumptions. With respect to the pro forma reserves information presented in the table above, TransGlobe did not construct a consolidated reserves report of the combined assets of TransGlobe and VAALCO and did not engage an independent reserves evaluator to produce such a report. Therefore, the actual reserves of the combined company, if evaluated as of December 31, 2021, may differ from the reserves presented in the pro forma table above for a number of reasons.

(4)	Columns may not add due to rounding.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of the combined business as of June 30, 2022 on a pro forma basis, after giving effect to the completion of the Arrangement. For detailed information on the debt and share capitalization of VAALCO and TransGlobe as of June 30, 2022, see the VAALCO quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2022 and the TransGlobe unaudited condensed consolidated financial statements for the three and six month periods ended June 30, 2022 and June 30, 2021, each of which is incorporated by reference herein. See Appendix G – "Information Concerning VAALCO" and Appendix F – "Information Concerning TransGlobe".

The information below has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of VAALCO in Appendix H. Additionally, the unaudited pro forma combined financial information of VAALCO in Appendix H is based on, and should be read in conjunction with, the historical condensed consolidated financial information and related notes thereto of each of TransGlobe and VAALCO for the applicable periods, which are incorporated by reference herein.

Description	Pro Forma as at June 30, 2022 (after Arrangement) (in millions)
Asset retirement obligations	46,144
Long-term debt	3,102
Other long-term liabilities	26,512
75,758
Shareholders' Equity(1)(2)
Comm Stock	11,945
Additional paid-in capital	365,425
Less treasury stock	(44,635)

Retained earnings	127,202
Total shareholders' equity	459,937
Total Capitalization(3)	535,695

Notes:

(1)

Following completion of the Arrangement, the authorized capital of the combined business will consist of 160,500,000 shares, divided into 160,000,000 VAALCO Shares and 500,000 shares of VAALCO preferred stock. The pro forma shareholders' equity was prepared based on the number of outstanding TransGlobe Common Shares and VAALCO Shares as at June 30, 2022. See Note 4 to the Unaudited Pro Forma Combined Financial Information of VAALCO attached as Appendix H to this Information Circular.

(2)

The pro forma shareholders' equity was prepared on the basis that VAALCO will issue 49,315,007 VAALCO Shares pursuant to the Arrangement. See Note 4 to the Unaudited Pro Forma Combined Financial Information of VAALCO attached as Appendix H to this Information Circular.

(3)	The current and long-term portion of lease obligations have been excluded from total capitalization.

Principal Holders of VAALCO Shares

After giving effect to the Arrangement and based on certain assumptions, to the knowledge of the directors and executive officers of TransGlobe and VAALCO, no Person will beneficially own, or exercise control or direction over, directly or indirectly, VAALCO Shares carrying 10% or more of the voting rights attached to the VAALCO Shares.

Dividends

There can be no assurance as to future dividend payments by the combined company on the VAALCO Shares, or the level thereof, if any. Following completion of the Arrangement, TransGlobe and VAALCO anticipate approval by the combined company board of directors of an annualized dividend target of $28 million, or approximately $0.25 per share, with payments to be made quarterly and to effectuate share buybacks in an aggregate amount of up to $30 million, or approximately up to $0.27 per share. To the extent the combined company has adequate cash on hand and cash flows from operations, it will consider taking these actions in the future. Payment of future dividends and effectuation of share buybacks, if any, and the establishment of future record and payment dates will be at the discretion of the combined company board of directors after taking into account various factors, including current financial condition, the tax impact of repatriating cash, operating results and current and anticipated cash needs. As a result, no assurance can be given that the combined company will be pay dividends to its stockholders or that it will effectuate share buybacks in the future or that the level of any future dividends will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of VAALCO Shares.

Directors and Executive Officers after the Business Combination

Board of Directors

At the Effective Time, the VAALCO Board will consist of three members of the current TransGlobe Board, being David Cook, Edward LaFehr and Tim Marchant and four members of the current VAALCO Board, being Andrew L. Fawthrop as Chair, Fabrice Nze-Bekale, Cathy Stubbs and George Maxwell as a director and Chief Executive Officer.

Information about the members of the combined company board of directors who are currently directors of TransGlobe is in the TransGlobe AIF and TransGlobe management information circular dated April 8, 2022, each of which is incorporated by reference in this Information Circular. Information about the members of the combined company board of directors who are currently directors of VAALCO is in the VAALCO's proxy statement filed on Schedule 14A and dated April 22, 2022, which is incorporated by reference in this Information Circular. The members of the combined company board of directors will hold office until the first annual meeting of VAALCO Stockholders after the Arrangement Agreement, or until their respective successors have been duly elected or appointed.

Executive Officers

It is expected that VAALCO's Chief Executive Officer and Chief Financial Officer will remain with VAALCO following the consummation of the Arrangement.

Further, VAALCO expects to exercise the rights contained in the employment agreements of each of TransGlobe's Executive Employees that will require such officer to remain employed by the combined company for a minimum of a three-month period following the consummation of the Arrangement.

Indebtedness of Directors, Officers and Other Management

As of the date hereof, none of the proposed directors, officers or other members of management or promoters of the combined company, nor any of their associates or affiliates is indebted to TransGlobe or VAALCO, nor has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransGlobe or VAALCO.

Auditors, Transfer Agent and Registrar

Auditors

As of the date hereof, Deloitte LLP is the auditor of TransGlobe, and was first appointed on April 8, 2022.

Following the Arrangement, the auditors of the combined business will be BDO USA, LLP, at their principal offices of Houston, Texas, which are the current auditors of VAALCO.

Registrar and Transfer Agent

Computershare Trust Company, N.A. will continue to be the registrar and transfer agent for the VAALCO Shares following the Arrangement.

Material Contracts

Other than as disclosed in this Information Circular or in the documents incorporated by reference herein with respect to TransGlobe and VAALCO, there are no contracts to which the combined business will be a party to following completion of the Arrangement that can reasonably be regarded as material to a proposed investor, other than contracts entered into by TransGlobe and VAALCO in the ordinary course of business. For a description of the material contracts of TransGlobe and VAALCO, please refer to the TransGlobe AIF and the VAALCO annual report filed on 10-K for the year ended December 31, 2021, each of which is incorporated by reference in this Information Circular. See Appendix F – "Information Concerning TransGlobe" and Appendix G – "Information Concerning VAALCO".

Risk Factors

Holding or making an investment in VAALCO Shares is subject to various risks. In addition to the risks set out in the documents incorporated by reference in this Information Circular with respect to the businesses and operations of each of TransGlobe and VAALCO, respectively, the proposed combination of TransGlobe and VAALCO in connection with the Arrangement is subject to certain risks. See "Risk Factors". TransGlobe Shareholders should carefully consider such risk factors related to the Arrangement.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of TransGlobe to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of TransGlobe who will be specifically remunerated therefor. All costs of the solicitation will be borne by the Corporation.

TransGlobe has made arrangements with brokerage houses and other intermediaries to send proxy materials, at the Corporation's expense, to Beneficial Shareholders of TransGlobe who have advised their broker or intermediary that they wish to receive such materials. See "General Proxy Information – Advice to Beneficial Holders".

If you require any assistance in completing your proxy, please call D.F. King by phone toll-free at (888) 540-8736; (banks and brokers only at (212) 269-5550) or by email at tga@dfking.com.

Appointment of Proxies

You will not be able to attend the Meeting physically. A virtual-only meeting format is being adopted to give all TransGlobe Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location.  We are not aware of any items of business to be brought before the Meeting other than those described in the enclosed Meeting materials.

TransGlobe Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any postponement or adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Corporation's transfer agent and registrar, Odyssey: (i) by mail using the enclosed return envelope or one addressed to Odyssey Trust Company, Trader's Bank Building, 702 67 Yonge Street, Toronto, Ontario, M5E 1J8 Attention: Proxy Department; (ii) by hand delivery to Odyssey Trust Company, Trader's Bank Building, 702 67 Yonge Street, Toronto, Ontario, M5E 1J8 Attention: Proxy Department; or (iii) through the internet at https://login.odysseytrust.com/pxlogin (detailed instructions are included with your proxy materials) and follow the instructions in each case not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the Meeting or any postponement or adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the TransGlobe Shareholder or the TransGlobe Shareholder's attorney authorized in writing or, if the TransGlobe Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of TransGlobe. Each TransGlobe Shareholder has the right to appoint a proxyholder other than such persons, who need not be a TransGlobe Shareholder, to attend and to act for such TransGlobe Shareholder and on such TransGlobe Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the TransGlobe Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the TransGlobe Shareholder's appointee should be included in the applicable field.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by TransGlobe Shareholders should be delivered by facsimile to Odyssey at 1-800-517-4553.

How to Participate at the Meeting

Registered TransGlobe Shareholders may vote at the Meeting by completing their proxy in advance of the Meeting or by completing a ballot at the Meeting that will be made available online during the Meeting, as further described below.

If you are a registered TransGlobe Shareholder and wish to appoint a third party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, prior to the prescribed deadline noted below. If you vote through the internet, you may also appoint a third party proxyholder by going to https://login.odysseytrust.com/pxlogin and following the instructions. Registered TransGlobe Shareholders wishing to appoint a third party proxyholder (other than the TransGlobe proxy nominees) must ALSO register their proxyholders at appointee@odysseytrust.com. TransGlobe Shareholders in the U.S. wishing to appoint a third party proxyholder (other than the TransGlobe proxy nominees) must ALSO register their proxyholders at appointee@odysseytrust.com.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting but will be able to participate as a guest. This is because the Corporation and our transfer agent, Odyssey, do not have a record of the Beneficial Shareholders, and, as a result, have no knowledge of Beneficial Shareholder shareholdings or entitlements to vote unless Beneficial Shareholders appoint themselves as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and follow all of the applicable instructions, prior to the prescribed deadline provided by your intermediary AND then register yourself as proxyholder at appointee@odysseytrust.com. After you register, Odyssey will provide you with a control number via email. Please contact your stockbroker or other intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself or a third party as your proxyholder (including whether to obtain a separate valid legal form of proxy from your intermediary if you are located outside of Canada).

In all cases, all proxies must be received and all proxyholders must be registered before 9:00 a.m. (Calgary time) on September 27, 2022 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting. The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://web.lumiagm.com/#/201458342. We recommend that you log in at least 30 minutes before the Meeting begins as follows:

•	Click "Login" and then enter your control number (see below) and password "transglobe2022" (case sensitive); OR
•	Click "Guest" and then complete the online form.

If you are a registered TransGlobe Shareholder, the control number located on the form of proxy is your control number. If you duly appoint a third party proxyholder, Odyssey will provide such proxyholder with a control number by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above. The password for duly appointed proxyholders is "transglobe2022". Registration of third party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a control number, proxyholders will not be able to participate at the Meeting but will be able to listen as a guest.

If you attend the Meeting online and you are a registered TransGlobe Shareholder or proxyholder and wish to vote at the Meeting, it is important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures. TransGlobe Shareholders with questions regarding the virtual Meeting portal or requiring assistance accessing the Meeting website may contact Odyssey via the following number(s): 587-885-0960 or toll free at 1-888-290-1175.

If you do not wish to vote at the Meeting, please refer to "General Proxy Matters – Appointment of Proxies" for information on how to vote by appointing a proxyholder, submitting a proxy in advance of the Meeting or, in the case of a Beneficial Shareholder, through an intermediary. Voting by proxy is the easiest way to vote, as it enables someone else to vote at the Meeting on your behalf. Voting in advance of the Meeting is available via the means described in your proxy or voting instruction form and the enclosed Meeting materials.

Revocation of Proxies

A TransGlobe Shareholder who has given a proxy has the power to revoke it. If a Person who has given a proxy attends the Meeting at which the proxy is to be voted, such Person may revoke the proxy and vote at the Meeting. In addition to revocation in any other manner permitted by Law, a proxy may be revoked by an instrument in writing signed by the TransGlobe Shareholder or his or her attorney authorized in writing, or, if the TransGlobe Shareholder is a corporation, under its corporate seal and signed by a duly authorized officer or attorney for the corporation, and deposited at the registered office of TransGlobe at any time up to and including the last day (other than Saturdays, Sundays and statutory holidays in the Province of Alberta) preceding the day of the Meeting at which the proxy is to be used, or any adjournments or postponements thereof. If a TransGlobe Shareholder uses a 12-digit control number to login to the Meeting online and accepts the terms and conditions, by doing so such TransGlobe Shareholder will be revoking any and all previously submitted proxies; however, in such a case, the TransGlobe Shareholder will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If a TransGlobe Shareholder DOES NOT wish to revoke all previously submitted proxies, the TransGlobe Shareholder should not accept the terms and conditions, in which case the TransGlobe Shareholder can only attend the Meeting as a guest.

Voting by Internet

TransGlobe Shareholders may use the internet site at https://login.odysseytrust.com/pxlogin to transmit their voting instructions. TransGlobe Shareholders should have their proxy in hand when they access the website and will be prompted to enter their 12-digit control number, which is located at the bottom of the proxy. If TransGlobe Shareholders vote by internet, their vote must be received not later than 9:00 a.m. (Calgary time) on September 27, 2022 or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournments or postponements thereof. The website may be used to appoint a proxyholder to attend and vote on a TransGlobe Shareholder's behalf at the Meeting and to convey a TransGlobe Shareholder's voting instructions. Please note that if a TransGlobe Shareholder appoints a proxyholder and submits their voting instructions and subsequently wishes to change their appointment, a TransGlobe Shareholder may resubmit their proxy and/or voting direction, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previously submitted proxies will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Beneficial Shareholders

The information set forth in this section is of significant importance to many TransGlobe Shareholders, as a substantial number of TransGlobe Shareholders do not hold TransGlobe Common Shares in their own name. TransGlobe Shareholders who do not hold their TransGlobe Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by TransGlobe Shareholders, whose names appear on the records of TransGlobe as registered holders of TransGlobe Common Shares, can be recognized and acted upon at the Meeting. If TransGlobe Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those TransGlobe Common Shares will not be registered in the TransGlobe Shareholder's name on the records of TransGlobe. Such TransGlobe Common Shares will more likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such TransGlobe Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as a nominee for many Canadian brokerage firms). TransGlobe Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting securities for their clients. TransGlobe does not know for whose benefit the securities registered in the names of CDS & Co. are held.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions that should be carefully followed by Beneficial Shareholders in order to ensure that their TransGlobe Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to that provided to registered TransGlobe Shareholders. However, its purpose is limited to instructing the registered TransGlobe Shareholder on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of TransGlobe Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote TransGlobe Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the TransGlobe Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting TransGlobe Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote TransGlobe Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their TransGlobe Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. See also "General Proxy Matters – How to Participate at the Meeting" above for instructions on how to register with Odyssey to vote at the Meeting.

A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote TransGlobe Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the TransGlobe Common Shares voted. If a Beneficial Shareholder wishes to vote directly at the Meeting, the registered TransGlobe Shareholder must strike out the name of the persons named in the instrument of proxy provided to the registered TransGlobe Shareholder and insert the name of the Beneficial Shareholder in the space provided, obtain an executed copy of the proxy from the beneficial holder (if applicable) and deposit the proxy with Odyssey AND register the proxyholder at appointee@odysseytrust.com in the manner and within the time specified above for the deposit of proxies. See also "General Proxy Matters – How to Participate at the Meeting" above.

A Beneficial Shareholder receiving a proxy displaying a CREST sticker is required to follow the below U.K. voting instructions. Holders of Depositary Interests as at the Record Date can direct the AIM Depositary how to vote their TransGlobe Common Shares or abstain from voting by completing, signing and returning the enclosed form of instruction (the "Form of Instruction"). To be valid, the Form of Instruction must be filled out, correctly signed (exactly as the TransGlobe Shareholder's name appears on the Form of Instruction), and returned by mail using the enclosed envelope, or by courier or hand delivery to The Office of the Depositary, Computershare Investor Services PLC, The Pavilions, Bridgewater Road, Bristol, U.K. BS99 6ZY by 5:00 p.m. (BST) on September 26, 2022 or 72 hours prior to any reconvened Meeting in the event of an adjournment of the Meeting. The Depositary will then vote or abstain from voting on the TransGlobe Shareholder's behalf at the Meeting, as instructed in the Form of Instruction.

These securityholder materials are being sent to both registered and non-registered owners of TransGlobe Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of TransGlobe Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The Corporation is not using "notice-and-access" to send its proxy-related materials to TransGlobe Shareholders, and paper copies of such materials will be sent to all TransGlobe Shareholders. The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders and such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder's intermediary. The Corporation intends to pay for of an intermediary to deliver proxy-related materials to objecting Beneficial Shareholders.

If you have any questions or need additional information, you should consult your financial, legal, tax or other professional advisor, or contact our proxy solicitation agent, D.F. King, by phone toll-free at (888) 540-8736 (banks and brokers only at (212) 269-5550) or by email at tga@dfking.com.

Signature of Proxy

The form of proxy must be executed by the TransGlobe Shareholder or their attorney authorized in writing, or if the TransGlobe Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

Voting of Proxies

The Persons named in the accompanying forms of proxy will vote the TransGlobe Common Shares in respect of which they are appointed in accordance with the direction of the TransGlobe Shareholder appointing them.  In the absence of such direction, such TransGlobe Common Shares will be voted FOR the approval of the Arrangement Resolution.

Exercise of Discretion of Proxy

The TransGlobe Common Shares represented by the instrument of proxy enclosed with the accompanying Notice of Meeting and this Information Circular will be voted for or against or withheld from voting on any ballot that may be called for in accordance with the instructions of the TransGlobe Shareholder, but if no specification is made, they will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournments or postponements thereof to matters set forth in the proxy and described in the accompanying Notice of Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournments or postponements thereof, the proxy confers upon the TransGlobe Shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the Person voting the proxy at the Meeting. At the date of this Information Circular, management of TransGlobe knows of no such amendments or variations or other matters to come before the Meeting.

Procedure and Votes Required

The Interim Order provides that only TransGlobe Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. TransGlobe Shareholders of record will be entitled to vote those TransGlobe Common Shares included in the applicable list of TransGlobe Shareholders prepared as at the Record Date. If a TransGlobe Shareholder transfers TransGlobe Common Shares after the Record Date and the transferee of those TransGlobe Common Shares, having produced properly endorsed certificates evidencing such TransGlobe Common Shares or having otherwise established that the transferee owns such TransGlobe Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of TransGlobe Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such TransGlobe Common Shares at the Meeting.

The Interim Order provides:

(a)

each TransGlobe Common Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and shall be entitled to one vote on any other matters to be considered at the Meeting;

(b)

the Chair of the TransGlobe Board or, in his absence, the President of TransGlobe, or otherwise a vice-president who is a shareholder of TransGlobe shall be Chair of the Meeting. If no such person is present within fifteen (15) minutes from the time fixed for holding the Meeting, or declines to be Chair of the Meeting, the persons present and entitled to vote shall choose one of their number to be Chair of the Meeting;

(c)

the only persons entitled to attend the Meeting shall be TransGlobe Shareholders or their authorized proxy holders, TransGlobe's directors and officers and its auditors, TransGlobe's legal counsel, VAALCO's and AcquireCo's directors and officers, representatives and legal counsel of other parties to the Arrangement, and such other persons who may be permitted to attend by the Chair of the Meeting;
(d)	the number of votes required to pass the Arrangement Resolution shall be not less than 66⅔% of the votes cast by TransGlobe Shareholders, either in person (or virtually) or by proxy, at the Meeting;
(e)

a quorum shall be present at the Meeting if two or more persons are present in person (or virtually) holding or representing by proxy not less than ten (10%) percent of the TransGlobe Common Shares entitled to be voted at the Meeting. If a quorum is present at the opening of the Meeting, the TransGlobe Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the TransGlobe Shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business. No notice of the adjourned Meeting other than by announcement at the time of adjournment is required and, if at such adjourned meeting a quorum is not present, the TransGlobe Shareholders present in person (or virtually) or by proxy, shall be a quorum for all purposes; and

(f)

the Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of TransGlobe in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Meeting, the Interim Order and any further Order of the Court. To the extent that there is any inconsistency or discrepancy between the Interim Order and the ABCA or the articles or by-laws of TransGlobe, the terms of the Interim Order shall govern.

See also the full text of the Interim Order, which is attached to this Information Circular as Appendix B – "Interim Order".

Consent of Evercore

TO: The Board of Directors of TransGlobe Energy Corporation ("TransGlobe")

Dear Sirs/Mesdames:

Re:	Management Information Circular of TransGlobe dated August 29, 2022 (the "Information Circular") for the special meeting of the holders of common shares of TransGlobe to be held on September 29, 2022

Capitalized terms used but not otherwise defined herein have the meanings attributed thereto in the Information Circular.

We consent to: (i) the use of our name in the Information Circular; (ii) the inclusion in the Information Circular of a summary of our fairness opinion dated July 13, 2022 concerning the fairness, from a financial point of view, of the consideration to be received by TransGlobe Shareholders in connection with the Arrangement (the "Fairness Opinion"); and (iii) the inclusion in Appendix D to the Information Circular of the full text of the Fairness Opinion.

The Fairness Opinion was given as at July 13, 2022, and remains subject to the assumptions, qualifications and limitations contained therein.

DATED this 29th day of August, 2022.

Yours truly,

Evercore Partners International LLP

(Signed) "Evercore Partners International LLP"

APPENDIX A

arrangement RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES OF TRANSGLOBE ENERGY CORPORATION ("TRANSGLOBE" OR THE "CORPORATION") THAT:

1.

The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving TransGlobe Energy Corporation ("TransGlobe"), pursuant to the arrangement agreement among TransGlobe, VAALCO Energy, Inc. and VAALCO Energy Canada ULC dated July 13, 2022, as it may be modified, supplemented or amended from time to time in accordance with its terms (the "Arrangement Agreement"), as more particularly described and set forth in the management information circular of TransGlobe dated August 29, 2022 (the "Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement of TransGlobe, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the "Plan of Arrangement"), the full text of which is set out as Schedule A of Appendix C to the Circular, is hereby authorized, approved and adopted.

3.

The: (a) Arrangement Agreement and all the transactions contemplated therein, (b) actions of the directors of TransGlobe in approving the Arrangement and the Arrangement Agreement, and (c) actions of the directors and officers of TransGlobe in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by TransGlobe of its obligations thereunder, are hereby ratified and approved.

4.

TransGlobe is hereby authorized to apply to the Court of Queen's Bench of Alberta (the "Court") for an order approving the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.

Any one or more directors or officers of TransGlobe is hereby authorized, for and on behalf and in the name of TransGlobe, to execute and deliver, whether under corporate seal of TransGlobe or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of TransGlobe, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by TransGlobe;

such opinion to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

6.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of TransGlobe (the "TransGlobe Shareholders") entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of TransGlobe are hereby authorized and empowered, without further notice to or approval of the TransGlobe Shareholders: (a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement (or any documents or agreements delivered in connection therewith) to the extent permitted by their terms, as applicable, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

APPENDIX B

INTERIM ORDER

Clerk's stamp FILED August 29, 2022
COURT FILE NUMBER	2201-09702
COURT	COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE	CALGARY
MATTER

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TRANSGLOBE ENERGY CORPORATION, VAALCO ENERGY, INC., VAALCO ENERGY CANADA ULC AND THE SECURITYHOLDERS OF TRANSGLOBE ENERGY CORPORATION

APPLICANT RESPONDENTS	TRANSGLOBE ENERGY CORPORATION Not Applicable
DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

Burnet, Duckworth & Palmer LLP

2400, 525 – 8th Avenue S.W.

Calgary, Alberta  T2P 1G1

Lawyer:  Craig Alcock

Phone Number: (403) 260-0120

Fax Number: (403) 260-0332

Email Address: coa@bdplaw.com

File No.  54925-131

DATE ON WHICH ORDER WAS PRONOUNCED:	August 29, 2022
NAME OF JUDGE WHO MADE THIS ORDER:	The Honourable Justice Sidnell
LOCATION OF HEARING:	Calgary, Alberta

UPON the Originating Application (the "Originating Application") of TransGlobe Energy Corporation (the "Applicant" or "TransGlobe") for an Order under Section 193(4) of the Business Corporations Act, RSA 2000, c B-9, as amended (the "ABCA") in respect of a plan of arrangement under Section 193(1)(f) of the ABCA;

AND UPON reading the Originating Application, the affidavit of Randall C. Neely, President, Chief Executive Officer and a Director of TransGlobe, sworn August 29, 2022 (the "Affidavit") and the documents referred to therein;

AND UPON being advised that it is the intention of the Applicant and VAALCO Energy, Inc. ("VAALCO") to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), as a basis for an exemption from the registration requirements of the U.S. Securities Act with respect to the shares of VAALCO's common stock issued under the proposed Arrangement (as defined herein) based on the Court's approval of the Arrangement;

AND UPON being advised that notice of the Originating Application has been given to the Registrar (the "Registrar") appointed under section 263 of the ABCA;

AND UPON hearing counsel for the Applicant;

FOR THE PURPOSES OF THIS ORDER:

(a)

the capitalized terms not defined in this Order (the "Order") shall have the meanings attributed to them in the draft information circular of the Applicant (the "Information Circular") which is attached as Exhibit "A" to the Affidavit; and

(b)

all references to "Arrangement" used herein mean the arrangement as set forth in the plan of arrangement attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1.

The Applicant shall seek approval of the Arrangement as described in the Information Circular by the holders (the "TransGlobe Shareholders") of common shares of TransGlobe (the "TransGlobe Common Shares") in the manner set forth below.

The Meeting

2.	The Applicant shall call and conduct a special meeting (the "Meeting") to be held virtually at https://web.lumiagm.com/#/201458342 on or about September 29, 2022. At the

Meeting, the TransGlobe Shareholders will consider and vote upon a resolution to approve the Arrangement substantially in the form attached as Appendix A to the Information Circular (the "Arrangement Resolution") and such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

3.

A quorum shall be present at the Meeting if two or more persons are present in person (or virtually) holding or representing by proxy not less than ten (10%) percent of the TransGlobe Common Shares entitled to be voted at the Meeting. If a quorum is present at the opening of the Meeting, the TransGlobe Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the TransGlobe Shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business. No notice of the adjourned Meeting other than by announcement at the time of adjournment is required and, if at such adjourned meeting a quorum is not present, the TransGlobe Shareholders present in person (or virtually) or by proxy, shall be a quorum for all purposes.

4.

TransGlobe shall be permitted to conduct the Meeting entirely by electronic means. The holding of the Meeting entirely by electronic means in accordance with this Order be deemed to be in compliance with the requirements of Section 131 of the ABCA.

5.

Each TransGlobe Common Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and shall be entitled to one vote on any other matters to be considered at the Meeting.

6.

The record date for TransGlobe Shareholders entitled to receive notice of and to vote at the Meeting is August 24, 2022 (the "Record Date") and will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Meeting. Only TransGlobe Shareholders whose names have been entered in the register of TransGlobe Common Shares as at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. TransGlobe Shareholders of record will be entitled to vote those TransGlobe Common Shares included in the list of TransGlobe Shareholders prepared as at the Record Date. If a TransGlobe Shareholder transfers TransGlobe

Common Shares after the Record Date and the transferee of those TransGlobe Common Shares, having produced properly endorsed certificates evidencing such TransGlobe Common Shares or having otherwise established that the transferee owns such TransGlobe Common Shares, demands, at least 10 days before the Meeting, that the transferee's name be included in the list of TransGlobe Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such TransGlobe Common Shares at the Meeting.

7.

The Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of the Applicant in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

8.	TransGlobe is authorized and directed to send the Information Circular and other materials relating to the Meeting to the TransGlobe Shareholders as described at paragraphs 24 and 25 of this order.

Conduct of the Meeting

9.

The Chair of the TransGlobe Board or, in his absence, the President of TransGlobe, or otherwise a vice-president who is a shareholder of TransGlobe shall be Chair of the Meeting. If no such person is present within fifteen (15) minutes from the time fixed for holding the Meeting, or declines to be Chair of the Meeting, the persons present and entitled to vote shall choose one of their number to be Chair of the Meeting.

10.

The only persons entitled to attend the Meeting shall be TransGlobe Shareholders or their authorized proxy holders, the Applicant's directors and officers and its auditors, the Applicant's legal counsel, VAALCO's and AcquireCo's directors and officers, representatives and legal counsel of other parties to the Arrangement, and such other persons who may be permitted to attend by the Chair of the Meeting.

11.	The number of votes required to pass the Arrangement Resolution shall be not less than 66 2/3% of the aggregate votes cast by the TransGlobe Shareholders, either in person

(or virtually) or by proxy, at the Meeting.
12.	To be valid, a proxy must be deposited with Odyssey Trust Company in the manner and by the deadline described in the Information Circular.
13.	Any proxy that is properly signed and dated but which does not contain voting instructions shall be deemed to be voted in favour of the Arrangement Resolution.
14.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.
15.

TransGlobe, if it deems it to be advisable, with the prior written consent of VAALCO and AcquireCo as the other parties to the Arrangement Agreement, may adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as TransGlobe deems advisable, without further order of this Court and without the necessity of first convening such Meeting or first obtaining any vote of TransGlobe Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement may be given by such method as TransGlobe determines appropriate in the circumstances (provided that such method shall not derogate from the rights of VAALCO). If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postponed, as the context allows.

Amendments to the Arrangement

16.

The Applicant and VAALCO are authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

17.

The Applicant is authorized to make such amendments, revisions or supplements ("Additional Information") to the Information Circular, applicable form of proxy (the "Form of Proxy"), notice of the Meeting ("Notice of Meeting"), form of letter of transmittal ("Letter of Transmittal") and notice of Originating Application ("Notice of Originating Application") as it may determine, and the Applicant may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)

the Applicant shall advise the TransGlobe Shareholders of the material change or material fact by disseminating a news release (a "News Release") through a widely-circulated news service in accordance with applicable securities laws and via email to the extent possible;

(b)

provided that the News Release describes the applicable material change or material fact in reasonable detail, the Applicant shall not be required to deliver an amendment to the Information Circular to the TransGlobe Shareholders or otherwise give notice to the TransGlobe Shareholders of the material change or material fact other than dissemination and filing and emailing of the News Release as aforesaid; and

(c)

unless determined to be advisable by the Applicant, the Applicant shall not be required to adjourn or otherwise postpone the Meeting as a result of the disclosure of any Additional Information, including any material change, as contemplated by this paragraph.

Dissent Rights

18.

Registered TransGlobe Shareholders are, subject to the provisions of this Order and the Plan of Arrangement, accorded the right to dissent under Section 191 of the ABCA with respect to the Arrangement Resolution and the right to be paid an amount equal to the fair value of their TransGlobe Common Shares by VAALCO in respect of which such right to dissent was validly exercised. For greater certainty, none of the following shall be entitled to exercise Dissent Rights: (a) the TransGlobe Equity Award Holders (as defined in the Plan of Arrangement); and (b) any Person who is not a registered holder of TransGlobe Common Shares as of the Record Date for the Meeting.

19.	In order for a registered TransGlobe Shareholder (a "TransGlobe Dissenting Shareholder") to exercise such right to dissent under section 191 of the ABCA:
(a)

notwithstanding subsection 191(5) of the ABCA, the TransGlobe Dissenting Shareholder's written objection to the Arrangement Resolution must be received by the Applicant, care of its counsel Burnet, Duckworth & Palmer LLP, 2400, 525 – 8th Avenue, S.W., Calgary, Alberta, Canada T2P 1G1, Attention: Craig Alcock, by 4:00 p.m. (Calgary time) on September 27, 2022 (or 4:00 p.m. (Calgary time) on the Business Day that is two Business Days immediately preceding the date of the Meeting if it is not held on September 29, 2022, but adjourned or postponed);

(b)

a vote against the Arrangement Resolution, whether in person (or virtually) or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under paragraph 19(a) herein;

(c)	a TransGlobe Dissenting Shareholder shall not have voted his, her or its TransGlobe Common Shares at the Meeting, either by proxy or in person (or virtually), in favour of the Arrangement Resolution;
(d)

VAALCO, and not TransGlobe, shall be required to pay the amount described in subsection 191(3) of the ABCA (to the extent modified and supplemented by this Order) to a registered TransGlobe Shareholder who duly and validly exercises Dissent Rights and is ultimately entitled to be paid fair value for the TransGlobe Dissenting Shareholder's TransGlobe Common Shares;

(e)

a TransGlobe Shareholder may not exercise the right to dissent in respect of only a portion of the TransGlobe Shareholder's TransGlobe Common Shares, but may dissent only with respect to all of the TransGlobe Common Shares held by the TransGlobe Shareholder; and

(f)	the exercise of such right to dissent must otherwise comply with the requirements of section 191 of the ABCA, as modified and supplemented by this Order and the Plan of Arrangement.

20.

The fair value of the TransGlobe Common Shares to which a TransGlobe Dissenting Shareholder may be entitled pursuant to the Arrangement shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the TransGlobe Shareholders and shall be paid to the TransGlobe Dissenting Shareholders by VAALCO as contemplated by the Plan of Arrangement and this Order.

21.	TransGlobe Dissenting Shareholders who validly exercise their right to dissent, as set out in paragraphs 18 through 20 above, and who:
(a)

are determined to be entitled to be paid the fair value of their TransGlobe Common Shares, shall be deemed to have transferred such TransGlobe Common Shares as of the effective time of the Arrangement (the "Effective Time"), without any further act or formality and free and clear of all liens, claims and encumbrances to AcquireCo in exchange for the fair value of the TransGlobe Common Shares; or

(b)

are, for any reason (including, for clarity, any withdrawal by any TransGlobe Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their TransGlobe Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting TransGlobe Shareholder and such TransGlobe Common Shares will be deemed to be exchanged for the consideration contemplated under the Arrangement, but in no event shall the Applicant, VAALCO, AcquireCo or any other person be required to recognize such TransGlobe Shareholders as holders of TransGlobe Common Shares after the Effective Time, and the names of such TransGlobe Shareholders shall be removed from the register of TransGlobe Common Shares.

22.

Subject to further order of this Court, the rights available to TransGlobe Shareholders under the ABCA, this Order and the Plan of Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient dissent rights for the TransGlobe Shareholders with respect to the Arrangement Resolution.

23.

Notice to the TransGlobe Shareholders of their right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA, this Order and the Plan of Arrangement, the fair value of the TransGlobe Common Shares to which a TransGlobe Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to TransGlobe Shareholders in accordance with paragraph 24 of this Order.

Notice

24.

The Information Circular, substantially in the form attached as Exhibit "A" to the Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the Notice of Meeting, the Form of Proxy, the Notice of Originating Application and this Order, together with any other communications or documents determined by the Applicant to be necessary or advisable including the Letter of Transmittal (collectively, the "Meeting Materials"), shall be sent to those registered TransGlobe Shareholders who hold TransGlobe Common Shares as of the Record Date, the directors of the Applicant and the auditors of the Applicant by prepaid ordinary mail, or otherwise delivered, at least 21 days prior to the date of the Meeting at the addresses for such holders recorded in the applicable records of TransGlobe at the close of business on the Record Date and to the directors and auditors of TransGlobe. In calculating the 21-day period, the date of mailing or delivery shall be included and the date of the Meeting shall be excluded. In the case of non-registered TransGlobe Shareholders, the Meeting Materials shall be delivered by providing sufficient copies of the Meeting Materials to intermediaries in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators. In the case of the Registrar, the Meeting Materials shall be delivered by email to corp.reg@gov.ab.ca, by courier or by delivery in person, addressed to the Registrar not later than 21 days prior to the date of the Meeting.

25.

Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the TransGlobe Shareholders, the directors and auditors of the Applicant and the Registrar of:

(a)	the Originating Application;
(b)	this Order;
(c)	the Notice of the Meeting; and
(d)	the Notice of Originating Application.

Solicitation of Proxies

26.

TransGlobe is authorized to use the Form of Proxy enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final form of such proxy. TransGlobe is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as TransGlobe may retain for that purpose, and such solicitation may be by mail or such other forms of personal and electronic communication as they may determine.

Final Application

27.

Subject to further order of this Court, and provided that the TransGlobe Shareholders have approved the Arrangement in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final Order of the Court approving the Arrangement (the "Final Order") on September 29, 2022 at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the Articles of Arrangement, the Applicant, all TransGlobe Shareholders, the TransGlobe Equity Award Holders and all other persons affected will be bound by the Arrangement in accordance with its terms.

28.

Any TransGlobe Shareholder or other interested party (each an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Applicant, on or before 4:00 p.m. (Calgary time) on September 27, 2022 (or the Business Day that is two (2) Business Days prior to the date of the Meeting if it is not held on September 29, 2022), a notice of intention to appear ("Notice of Intention to Appear") including the Interested Party's address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicant shall be effected by service upon the solicitors for the Applicant, Burnet, Duckworth & Palmer LLP, 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, facsimile: (403) 260-0332, Attention: Craig Alcock.

29.

In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 28 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

30.	The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

(signed) "Justice Sidnell"
Justice of the Court of Queen's Bench of Alberta

APPENDIX C

ARRANGEMENT AGREEMENT

11654137.1

EXECUTION VERSION

VAALCO ENERGY, INC. AND

VAALCO ENERGY CANADA ULC AND

TRANSGLOBE ENERGY CORPORATION

ARRANGEMENT AGREEMENT

Date: July 13, 2022

Page

Article 1 Interpretation1

1.1	Definitions1
1.2	Interpretation not Affected by Headings18
1.3	Number and Gender18
1.4	Date for any Action18
1.5	Currency18
1.6	Accounting Matters18
1.7	Knowledge19
1.8	Statutes19
1.9	Disclosure Letters19
1.10	Schedules19
1.11	Subsidiaries20

Article 2 The Arrangement20

2.1	Arrangement20
2.2	VAALCO Approval20
2.3	TransGlobe Approval20
2.4	Interim Order21
2.5	TransGlobe Meeting22
2.6	VAALCO Meeting24
2.7	TransGlobe Circular25
2.8	VAALCO Proxy Statement27
2.9	VAALCO Prospectus29
2.10	Final Order30
2.11	Court Proceedings30
2.12	U.S. Securities Law Matters31
2.13	Arrangement and Effective Date33
2.14	Payment of Consideration33
2.15	Announcement and Communications33
2.16	Withholding Taxes35
2.17	Adjustment of Consideration35
2.18	Governance and Transitional Matters36

Article 3 Representations and Warranties of TransGlobe36

3.1	Representations and Warranties36
3.2	Disclaimer37
3.3	Survival of Representations and Warranties37

Article 4 Representations and Warranties of VAALCO and AcquireCo37

4.1	Representations and Warranties37
4.2	Disclaimer37
4.3	Survival of Representations and Warranties37

-i-

Page

Article 5 Covenants38

5.1	Covenants of TransGlobe Regarding the Conduct of Business38
5.2	Covenants of VAALCO Regarding the Conduct of Business43
5.3	Covenants Relating to the Consideration Shares45
5.4	Covenants of VAALCO Regarding Blue-Sky Laws46
5.5	Mutual Covenants of the Parties Regarding Takeover Laws46
5.6	Mutual Covenants of the Parties Relating to the Arrangement46
5.7	Treatment of TransGlobe Awards47
5.8	Certain TransGlobe Covenants Regarding Non-Solicitation47
5.9	Certain VAALCO Covenants Regarding Non-Solicitation54
5.10	Access to Information; Confidentiality60
5.11	Insurance and Indemnification61
5.12	Pre-Acquisition Reorganization62
5.13	Financing Cooperation64
5.14	VAALCO Guarantee65

Article 6 Conditions65

6.1	Mutual Conditions Precedent65
6.2	Conditions Precedent to the Obligations of VAALCO and AcquireCo66
6.3	Conditions Precedent to the Obligations of TransGlobe67
6.4	Satisfaction of Conditions68
6.5	Notice of Breach68
6.6	Frustration of Conditions69

Article 7 Term, Termination, Amendment and Waiver69

7.1	Term69
7.2	Termination69
7.3	Termination Fees71
7.4	Expenses74
7.5	Amendment75
7.6	Waiver75

Article 8 General Provisions75

8.1	Notices75
8.2	Governing Law77
8.3	Injunctive Relief77
8.4	Time of Essence77
8.5	Entire Agreement, Binding Effect and Assignment77
8.6	No Liability78
8.7	Severability78
8.8	Waiver of Jury Trial78
8.9	Third Party Beneficiaries78
8.10	Counterparts, Execution79

-ii-

(continued)

Page

SCHEDULE A FORM OF PLAN OF ARRANGEMENT SCHEDULE B FORM OF ARRANGEMENT RESOLUTION

SCHEDULE C FORM OF VAALCO ENERGY, INC. RESOLUTIONS SCHEDULE 3.1 REPRESENTATIONS AND WARRANTIES OF TRANSGLOBE

SCHEDULE 4.1 REPRESENTATIONS AND WARRANTIES OF VAALCO AND ACQUIRECO

-iii-

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of July 13, 2022

BETWEEN:

VAALCO ENERGY, INC., a corporation existing under the laws of the State of Delaware (“VAALCO”)

-	and -

VAALCO ENERGY CANADA ULC, an unlimited liability company existing under the laws of the Province of Alberta (“AcquireCo”)

-	and -

TRANSGLOBE ENERGY CORPORATION, a corporation existing under the laws of the Province of Alberta (“TransGlobe”)

RECITALS:

A.

The board of directors of each of VAALCO, AcquireCo and TransGlobe has determined that it would be in the best interests of VAALCO, AcquireCo and TransGlobe, respectively, to enter into this Agreement and combine the businesses conducted by VAALCO and TransGlobe; and

B.	The Parties intend to carry out the transactions contemplated by this Agreement by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

THEREFORE, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below: “ABCA” means the Business Corporations Act (Alberta);

“AcquireCo Board” means the board of directors of AcquireCo as the same is constituted from time to time;

“Admission” means the admission of the Enlarged Share Capital to the Official List, by way of a Standard Listing and to trading on the Main Market, becoming effective;

“affiliate” has the meaning given to it in the ABCA;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“AIM” means AIM, a market operated by the LSE;

“AIM Rules” means the Aim Rules for Companies as published by AIM;

“Arrangement” means the arrangement of TransGlobe under Section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of VAALCO and TransGlobe, each acting reasonably;

“Arrangement Resolution” means the special resolution of TransGlobe Shareholders approving the Arrangement which is to be considered at the TransGlobe Meeting substantially in the form of Schedule B hereto, including any amendments or variations thereto made in accordance with this Agreement or at the direction of the Court in the Interim Order, with the consent of VAALCO and TransGlobe, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of TransGlobe in respect of the Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order is made to give effect to the Arrangement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, notice, variance, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, directive, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in London, the United Kingdom, the Province of Alberta, the State of New York or the State of Texas;

“Canadian Securities Authorities” means the securities commission or other securities regulatory authority in each province of Canada;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the applicable securities Laws of any other province of Canada;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement issued by the Registrar pursuant to Section 193(11) of the ABCA in respect of the Articles of Arrangement;

“Code” means the U.S. Internal Revenue Code of 1986;

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder;

“Confidentiality Agreement” means the confidentiality agreement between VAALCO and TransGlobe dated May 16, 2022;

“Consideration” means, for each TransGlobe Share outstanding at the Effective Time, a fraction of a VAALCO Share equal to the Exchange Ratio;

“Consideration Shares” means the VAALCO Shares to be issued as Consideration pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the Court of Queen’s Bench of Alberta;

“COVID-19” means the coronavirus disease 2019 (known as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other evolutions, mutations or variances thereof;

“COVID-19 Measures” means, in relation to a Party, any quarantine, “shelter in place”, “stay at home”, workforce reduction, social or physical distancing, shut down, closure, sequester or any other applicable Law or guidelines or recommendations issued by a Governmental Entity in connection with COVID-19;

“COVID-19 Response” means, in relation to a Party, any commercially reasonable action, adopted or taken in accordance with a written policy or protocol of such Party existing as of the date of this Agreement and disclosed to the other Party with the objective of (i) mitigating the adverse effects of COVID-19 or applicable COVID-19 Measures, (ii) ensuring compliance with applicable COVID-19 Measures and/or (iii) in respect of COVID-19, protecting the health and safety of employees or other Persons with whom the personnel of such Party come into contact with during the course of business operations;

“Depositary” means any Person that TransGlobe may appoint to act as depositary for the TransGlobe Shares in relation to the Arrangement, with the approval of VAALCO, acting reasonably;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.13, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Enlarged Share Capital” means the issued share capital of VAALCO, following the issue of the Consideration Shares;

“Environment” means the environment or natural environment as defined in any Environmental Laws and includes ambient air, surface water, ground water, land surface, soil and subsurface strata;

“Environmental Laws” means all applicable Laws relating to pollution or the protection or quality of the Environment or to the Release of Hazardous Substances to the Environment and all Authorizations issued pursuant to such Laws;

“EUWA” means European Union (Withdrawal) Act 2018;

“Exchange Ratio” means, for each TransGlobe Share, 0.6727 of a VAALCO Share, subject to adjustment pursuant to Section 2.17;

“FCA” means the U.K. Financial Conduct Authority;

“Final Order” means the final order of the Court pursuant to Section 193(4) of the ABCA, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of VAALCO and TransGlobe, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to VAALCO and TransGlobe, each acting reasonably);

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign;

(b)

any stock exchange, including the TSX, NYSE, LSE and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any material or substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and including petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls);

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook - Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 193(4) of the ABCA after being informed of the intention to rely upon the exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(10) thereof with respect to the VAALCO Shares issued pursuant to the Arrangement, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, providing for, among other things, the calling and holding of the TransGlobe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of VAALCO and TransGlobe, each acting reasonably;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Environmental Laws, Canadian Securities Laws, applicable U.K. Laws (including U.K. Securities Laws) and U.S. Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Person or Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LSE” means London Stock Exchange plc;

“Main Market” means the LSE’s main market for listed securities;

“MAR” means the U.K. version of Regulation (EU) 596/2017/4, which is part of the laws of England and Wales by virtue of the EUWA and certain other enacting measures;

“Material Adverse Effect” means, in relation to a Party, any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations or financial condition of such Party and its Subsidiaries taken as a whole; provided that no event, change, occurrence, effect or state of facts shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been a Material Adverse Effect, to the extent that such event, change, occurrence, effect or state of facts results from or arises out of:

(a)	any change or development generally affecting the oil and gas industry generally or the oil and gas industry in Canada, the United Kingdom, the United States, Egypt, Gabon or Equatorial Guinea;

(b)

any change or development in political conditions in Canada, the United Kingdom, the United States, Egypt, Gabon, Equatorial Guinea, other states or countries in which such Party has material operations or globally (including any act of terrorism or sabotage or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(c)

any change in general economic, business or regulatory conditions or in financial, credit, currency or securities markets in Canada, the United Kingdom, the United States, Egypt, Gabon, Equatorial Guinea, other states or countries in which such Party has material operations or globally;

(d)	any change (on a current or forward basis) in the price of crude oil, natural gas or related hydrocarbons;

(e)

any adoption, proposed implementation or change in applicable Law or any interpretation or application (or non-application) thereof by any Governmental Entity, or that result from any action taken for the purpose of complying with any of the foregoing;

(f)

any change in IFRS or U.S.  GAAP, as  applicable, or changes in  applicable regulatory accounting requirements applicable to the industries in which it conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g)	any pandemic or outbreak of illness (including COVID-19) or other health crisis or public health event, or the worsening of any of the foregoing or the implementation of any COVID-19 Measures;

(h)	the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated herein (provided that this clause

(h) shall not apply to any representation or warranty in this Agreement to the extent the purpose of such representation or warranty is to expressly address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated herein);

(i)	any actions taken which VAALCO or TransGlobe, as applicable, has requested in writing that the other Party undertakes;

(j)

any failure by a Party to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood, without limiting the applicability of paragraphs (a) through (l), that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

(k)

any Proceedings made or brought by any of the current or former stockholders of such Party (on their own behalf or on behalf of such Party) against VAALCO, AcquireCo, TransGlobe or any of their directors or officers, arising out of this Agreement or the transactions contemplated hereby; or

(l)

any change in the market price or trading volume of any securities of such Party (it being understood, without limiting the applicability of paragraphs (a) through (k), that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of such Party trade;

except, however to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (a), (b), (c), (d), (e), (f) or (g) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which such Party operates;

“material fact” and “material change” have the meanings given to them in the Securities Act; “misrepresentation” has the meaning given to it in the Securities Act;

“NASDAQ” means the NASDAQ Stock Exchange;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

“NYSE” means the New York Stock Exchange; “Official List” means the Official List of the FCA;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“ordinary course of business”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person, is commercially reasonable in the circumstances in which it is taken, is taken in the ordinary course of the normal day-to-day business and operations of such Person or is a COVID-19 Response;

“Outside Date” means October 19, 2022, or such later date as may be agreed to in writing by the Parties; provided that, if the Final Order has not been obtained, any Party may, no later than 5:00

p.m. (London time) on the date that is not less than five calendar days immediately prior to the then Outside Date, elect to extend the Outside Date by delivering a written notice to the other Parties stating that if the Final Order has not been received by the then Outside Date, then the Outside Date shall be extended by a period of 15 Business Days; provided further that in aggregate such extensions shall not extend the Outside Date beyond January 31, 2023;

“Parties” means TransGlobe, VAALCO and AcquireCo, and “Party” means any one of them, as the context requires, and “other Party” shall mean TransGlobe, on the one hand, and VAALCO and/or AcquireCo, on the other hand, as the context requires;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Petroleum Rights Agreement” means any or all of the production sharing contracts, licences, concessions, permits, leases, sales or similar contracts for the purpose of or relating to the exploration, production, transportation, marketing or sale of hydrocarbons to which a Governmental Entity is a party or which is granted by a Governmental Entity to, with or in favour of: (a) a TransGlobe Subsidiary, or (b) a VAALCO Subsidiary;

“Petroleum Substances” means crude oil, bitumen, natural gas, natural gas liquids and other related hydrocarbons and all other substances related to any of the foregoing, whether liquid, solid or gaseous, and whether hydrocarbons or not, including sulphur and coalbed methane;

“Plan of Arrangement” means the plan of arrangement of TransGlobe, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order;

“Pre-Acquisition Reorganization” has the meaning given to it in Section 5.12(a);

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity;

“Prospectus Rules” means the U.K. version of Regulation (EU) 2017/1129, which is part of the laws of England and Wales by virtue of the EUWA and certain other enacting measures;

“Registrar” means the Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations appointed under section 263 of the ABCA;

“Release” means any spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into the Environment;

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees and other representatives acting on its behalf, including any financial advisors, attorneys and accountants;

“SEC” means the United States Securities and Exchange Commission;

“SEC Clearance” the earliest of (a) confirmation from the SEC that the VAALCO Proxy Statement is not to be reviewed by the SEC, (b) if VAALCO has not otherwise been informed by the SEC that the SEC intends to review the VAALCO Proxy Statement, on the eleventh (11th) calendar day immediately following the date of filing of the VAALCO Proxy Statement with the

SEC and (c) if VAALCO receives comments from the SEC with respect to the VAALCO Proxy Statement, upon confirmation from the SEC that it has no further comments on the VAALCO Proxy Statement;

“Securities Act” means the Securities Act (Alberta) and the rules, regulations and published policies made thereunder;

“Senior Employee” means each of the employees of TransGlobe and its Subsidiaries holding a position of set forth in Section 1.1 of the TransGlobe Disclosure Letter;

“Standard Listing” means a listing on the standard segment of the Main Market in accordance with Chapter 14 of the Listing Rules;

“Statutory Plans” means statutory benefit plans which a Party and any of its Subsidiaries are required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance legislation;

“Subsidiary” has the meaning given to it in NI 45-106, in force as of the date of this Agreement, and shall include any TransGlobe JV Entity, in the case of TransGlobe, and any VAALCO JV Entity, in the case of VAALCO;

“Takeover Laws” means  any “moratorium,” “control  share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “takeover,” “interested shareholder,” or “business combination” statute or regulation or other similar anti-takeover Laws;

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity and any amounts owing or refunds owing under section 125.7 of the Tax Act, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and federal, state, provincial and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means returns, reports, declarations, elections, designations, notices, filings, forms, statements, applications (including any documents filed under section 125.7 of the Tax Act) and other documents (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, in each case made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Termination Fee” means either the TransGlobe Termination Fee or the VAALCO Termination Fee, as the context requires;

“Third Party Beneficiary” has the meaning given to it in Section 8.9;

“TransGlobe Acquisition Proposal” means, other than the transactions contemplated by this Agreement and as disclosed in Section 1.1 of the TransGlobe Disclosure Letter and other than any transaction involving only TransGlobe and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons (other than VAALCO or any affiliate of VAALCO), whether or not in writing and whether or not delivered to TransGlobe Shareholders, relating to: (a) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of TransGlobe and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of TransGlobe and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of TransGlobe and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of TransGlobe), or (ii) 20% or more of any voting or equity securities of TransGlobe or 20% or more of any voting or equity securities of any one or more of any of TransGlobe’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of TransGlobe and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of TransGlobe); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of TransGlobe; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving TransGlobe or any of its Subsidiaries that, if consummated, individually or in the aggregate, would result in such Person or group of Persons beneficially owning 20% or more of the consolidated assets of TransGlobe and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of TransGlobe and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of TransGlobe); (d) any transaction that would which would comprise a “substantial transaction” for the purposes of rule 12 of the AIM Rules for Companies (provided that for the purposes of determining whether a particular  transaction is “substantial”, only the consideration test in Schedule 3 of the AIM Rules for Companies shall be used); or (e) any other transaction, the consummation of which would materially impede, interfere with or delay, or prevent, the transactions contemplated by this Agreement or the Arrangement or which would reasonably be expected to materially reduce the benefits to VAALCO or AcquireCo of the Arrangement;

“TransGlobe Awards” means TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Benefit Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or retirement income or savings plans or other employee compensation arrangement or agreement or benefit plans, trust, funds, policies, programs, arrangements, agreements,  practices, or other Contracts,  whether written or oral, which are maintained by or binding upon TransGlobe or any of its Subsidiaries for which TransGlobe or its Subsidiaries could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with TransGlobe or other individuals providing services to TransGlobe of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such persons), excluding Statutory Plans;

“TransGlobe Board” means the board of directors of TransGlobe as the same is constituted from time to time;

“TransGlobe Board Recommendation” has the meaning given to it in Section 2.7(c); “TransGlobe Change in Recommendation” has the meaning given to it in Section 5.8(a)(iv);

“TransGlobe Circular” means the notice of the TransGlobe Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to TransGlobe Shareholders in connection with the TransGlobe Meeting, as amended, supplemented or otherwise modified from time to time;

“TransGlobe Data Room” means the material contained in the virtual data room established by TransGlobe in connection with the Arrangement as at 11:59 p.m. (London time) on July 12, 2022, the index of documents of which is appended to the TransGlobe Disclosure Letter;

“TransGlobe Disclosure Letter” means the disclosure letter dated the date of this Agreement executed and delivered by TransGlobe to VAALCO in connection with the execution of this Agreement;

“TransGlobe DSU Plan” means the TransGlobe deferred share unit plan dated May 20, 2014; “TransGlobe DSUs” means deferred share units issued under the TransGlobe DSU Plan;

“TransGlobe Equity Award Holders” means the holders of TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Equity Incentive Plans” means, collectively, the TransGlobe Option Plan, the TransGlobe DSU Plan, the TransGlobe PSU Plan and the TransGlobe RSU Plan;

“TransGlobe Fairness Opinion” has the meaning given to it in 2.3(b);

“TransGlobe Intervening Event” means any fact, event, change, occurrence, effect or state of facts, that is material to TransGlobe and its Subsidiaries, taken as a whole, that is not actually known or reasonably foreseeable by the TransGlobe Board as of the date of this Agreement (or if known  or reasonably foreseeable, the material consequences of  which were  not known or reasonably foreseeable by the TransGlobe Board as of the date of this Agreement) and does not relate to (a) a TransGlobe Acquisition Proposal or any inquiry that constitutes, or would reasonably be expected to lead to, a TransGlobe Acquisition Proposal; (b) changes in the market price or trading volume of TransGlobe Shares in and of themselves; or (c) the fact, in and of itself, that TransGlobe meets, exceeds, or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, expectations, forecasts or estimates for any period or that TransGlobe’s credit rating has changed;

“TransGlobe Intervening Event Response Period” has the meaning ascribed thereto in Section 5.9(j)(iv);

“TransGlobe JV Entities” has the meaning given to it in Schedule 3.1;

“TransGlobe Locked-Up Shareholders” means the directors and executive leadership team of TransGlobe;

“TransGlobe Material Adverse Effect” means a Material Adverse Effect in relation to TransGlobe;

“TransGlobe Material Contract” means in respect of TransGlobe or any of its Subsidiaries, any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a TransGlobe Material Adverse Effect; (b) under which TransGlobe or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5,000,000 in the aggregate;

(c)	that is a lease, sublease, license or right of way or occupancy agreement for real property which is material to the business or to an operation of TransGlobe and its Subsidiaries, taken as a whole;
(d)

that is a Petroleum Rights Agreement; (e) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of TransGlobe and/or its Subsidiaries has a fair market value which exceeds $5,000,000; (f) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5,000,000; (g) under which TransGlobe or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $2,500,000 over the remaining term of the Contract; (h) that limits or restricts TransGlobe or any of its Subsidiaries from engaging in any line of business or in any geographic area in any material respect, except for any such Contract entered into in the normal course of business; (i) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (j) that restricts TransGlobe from paying dividends or other distributions to its shareholders; (k) that is a contractual royalty, production payment, net profits, earn-out, farm-out agreement, marketing agreement or similar agreement; (l) that relates to an acquisition or divestiture for value in excess of $5,000,000; (m) that purports to bind TransGlobe’s affiliates other than Subsidiaries of TransGlobe; or (n) that is a material agreement with a Governmental Entity, or an agreement with any first nation, native, indigenous or aboriginal group, or other organizations with authority to represent such groups;

“TransGlobe Meeting” means the special meeting of TransGlobe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“TransGlobe Option Plan” means the TransGlobe Stock Option Plan amended May 10, 2016;

“TransGlobe Options” means options to purchase TransGlobe Shares granted under the TransGlobe Option Plan;

“TransGlobe PSU Plan” means the TransGlobe performance share unit plan dated May 16, 2014, and last amended March 8, 2017;

“TransGlobe PSUs” means performance share units issued under the TransGlobe PSU Plan;

“TransGlobe Public Documents” means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) filed or furnished by TransGlobe pursuant to the Canadian Securities Laws, applicable U.K. Laws, the U.S. Securities Act and the U.S. Exchange Act since January 1, 2021 and on or before July 12, 2022 which are publicly available;

“TransGlobe Response Period” has the meaning given to it in Section 5.9(f)(v);

“TransGlobe RSU Plan” means the TransGlobe restricted share unit plan dated May 16, 2014, and last amended May 10, 2016;

“TransGlobe RSUs” means restricted share units issued under the TransGlobe RSU Plan;

“TransGlobe Shareholder Approval” means the approval of the Arrangement Resolution by TransGlobe Shareholders at the TransGlobe Meeting in accordance with Section 2.4(c);

“TransGlobe Shareholders” means the holders of TransGlobe Shares;

“TransGlobe Shares” means the common shares in the authorized share capital of TransGlobe;

“TransGlobe Superior Proposal” means an unsolicited bona fide written TransGlobe Acquisition Proposal from a Person or Persons who is or are, as at the date of this Agreement, a party that deals at arm’s length with TransGlobe, that is not obtained in violation of this Agreement, or any agreement between the Person making such TransGlobe Superior Proposal and TransGlobe, to acquire 100% of the outstanding TransGlobe Shares (other than TransGlobe Shares beneficially owned by the Person or Persons making such TransGlobe Superior Proposal) or all or substantially all of the assets of TransGlobe and its Subsidiaries on a consolidated basis made after the date of this Agreement: (a) that is not subject to any financing condition and in respect of which any required financing to complete such TransGlobe Acquisition Proposal has been demonstrated to be available to the satisfaction of the TransGlobe Board, acting in good faith; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such TransGlobe Acquisition Proposal and the Person making such TransGlobe Acquisition Proposal; and (d) in respect of which the TransGlobe Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such TransGlobe Acquisition Proposal and all factors and matters considered appropriate in good faith by the  TransGlobe Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to TransGlobe Shareholders, than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by VAALCO pursuant to Section 5.8(h));

“TransGlobe Term Loans” means an operating facility with ATB Financial (formerly Alberta Treasury Branches) in the maximum principal amount of CDN$22,500,000 pursuant to a commitment letter dated May 16, 2017, as amended on May 11, 2018, July 11, 2019, June 30, 2020 and June 4, 2021, between TransGlobe and ATB Financial (formerly Alberta Treasury Branches);

“TransGlobe Termination Fee” means $9,150,000;

“TransGlobe Termination Fee Event” has the meaning given to it in Section 7.3(a);

“TransGlobe Voting Agreements” means the voting agreements dated the date hereof and made between VAALCO, AcquireCo, and the TransGlobe Locked-Up Shareholders setting forth the terms and conditions on which the TransGlobe Locked-Up Shareholders have agreed to vote their TransGlobe Shares in favour of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement;

“TSX” means the Toronto Stock Exchange;

“U.K.” means the United Kingdom of Great Britain and Northern Ireland; “U.K. Listing Conditions” has the meaning given to it in Section 5.3(a)(ii);

“U.K. Securities Laws” means the Prospectus Regulation, the Prospectus Rules, MAR and all other applicable U.K. securities laws and regulations (including market rules and including but not limited to the AIM Rules) which are applicable to TransGlobe and/or VAALCO, as the case may be;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. GAAP” means generally accepted accounting principles in the United States of America in effect from time to time;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“VAALCO Acquisition Proposal” means, other than the transactions contemplated by this Agreement and as disclosed in Section 1.1 of the VAALCO Disclosure Letter and other than any transaction involving only VAALCO and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons (other than TransGlobe or any affiliate of TransGlobe), whether or not in writing and whether or not delivered to VAALCO Stockholders, relating to: (a) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of VAALCO and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of VAALCO and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of VAALCO and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of VAALCO), or (ii) 20% or more of any voting or equity securities of VAALCO or 20% or more of any voting or equity securities of any one or more of any of VAALCO’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of VAALCO and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of VAALCO); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of VAALCO; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving VAALCO or any of its Subsidiaries that, if consummated, individually or in the aggregate, would result in such Person or group of Persons beneficially owning 20% or more of the consolidated assets of VAALCO and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of VAALCO and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of VAALCO); or

(d) any other transaction, the consummation of which would materially impede, interfere with or delay, or prevent, the transactions contemplated by this Agreement or the Arrangement or which would reasonably be expected to materially reduce the benefits to TransGlobe of the Arrangement;

“VAALCO Board” means the board of directors of VAALCO as the same is constituted from time to time;

“VAALCO Board Recommendation” has the meaning given to it in Section 2.8(c); “VAALCO Change in Recommendation” has the meaning given to it in Section 5.9(a)(iv);

“VAALCO Data Room” means the material contained in the virtual data room established by VAALCO as at 11:59 p.m. (London time) on July 12, 2022, the index of documents of which is appended to the VAALCO Disclosure Letter;

“VAALCO Disclosure Letter” means the disclosure letter dated the date of this Agreement executed and delivered by VAALCO to TransGlobe in connection with the execution of this Agreement;

“VAALCO Fairness Opinion” has the meaning given to it in Section 2.2(b);

“VAALCO Incentive Plans” means (i) VAALCO’s 2014 Long Term Incentive Plan dated April 16, 2014, (ii) VAALCO’s 2020 Long Term Incentive Plan dated April 27, 2020, and last amended

June 3, 2021, and (iii) VAALCO’s 2016 Stock Appreciation Rights Plan dated March 10, 2016;

“VAALCO Intervening Event” means any fact, event, change, occurrence, effect or state of facts, that is material to VAALCO and its Subsidiaries, taken as a whole, that is not actually known or reasonably foreseeable by the VAALCO Board as of the date of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by the VAALCO Board as of the date of this Agreement) and does not relate to (a) a VAALCO Acquisition Proposal or any inquiry that constitutes, or would reasonably be expected to lead to, a VAALCO Acquisition Proposal; (b) changes in the market price or trading volume of VAALCO Shares in and of themselves; or (c) the fact, in and of itself, that VAALCO meets, exceeds, or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, expectations, forecasts or estimates for any period or that VAALCO’s credit rating has changed;

“VAALCO Intervening Event Response Period” has the meaning ascribed thereto in Section 5.8(j)(iv);

“VAALCO JV Entities” has the meaning given to it in Schedule 4.1;

“VAALCO Locked-Up Shareholders” means the directors and executive leadership team of VAALCO;

“VAALCO Material Adverse Effect” means a Material Adverse Effect in relation to VAALCO;

“VAALCO Material Contract” means in respect of VAALCO or any of its Subsidiaries, any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a VAALCO Material Adverse Effect; (b) under which VAALCO or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5,000,000 in the aggregate;

(c)	that is a lease, sublease, license or right of way or occupancy agreement for real property which is material to the business or to an operation of VAALCO and its Subsidiaries, taken as a whole;
(d)

that is a Petroleum Rights Agreement; (e) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of VAALCO and/or its Subsidiaries has a fair market value which exceeds $5,000,000; (f) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5,000,000; (g) under which VAALCO or any of its Subsidiaries is obligated to make or expects to receive payments in excess of

$2,500,000 over the remaining term of the Contract; (h) that limits or restricts VAALCO or any of its Subsidiaries from engaging in any line of business or in any geographic area in any material respect, except for any such Contract entered into in the normal course of business; (i) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (j) that restricts VAALCO from paying dividends or other distributions to its shareholders; (k) that is a contractual royalty, production payment, net profits, earn-out, farm-out agreement, marketing agreement or similar agreement; (l) that relates to an acquisition or divestiture for value in excess of $5,000,000; (m) that purports to bind VAALCO’s affiliates other than Subsidiaries of VAALCO; or (n) that is a material agreement with a Governmental Entity, or an agreement with any first nation, native, indigenous or aboriginal group, or other organizations with authority to represent such groups;

“VAALCO Meeting” means the special meeting of VAALCO Stockholders, including any adjournment or postponement thereof, to be called and held to consider the VAALCO Resolutions;

“VAALCO Prospectus” means a prospectus to be published in connection with the issuance by VAALCO of the Consideration Shares including, if applicable, any supplementary prospectus to be published in connection with it;

“VAALCO Proxy Statement” means a proxy statement, including all schedules, appendices and exhibits thereto and enclosed therewith, to be sent to VAALCO Stockholders in connection with the VAALCO Meeting, as amended, supplemented or otherwise modified from time to time;

“VAALCO Public Documents” means all forms, periodic and current reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) filed or furnished by VAALCO pursuant to applicable U.K. Laws and the U.S. Exchange Act since January 1, 2021 and on or before July 12, 2022 which are publicly available;

“VAALCO Resolutions” means a resolution of VAALCO Stockholders amending VAALCO’s Restated Certificate of Incorporation to increase the authorized shares of VAALCO Shares to 160,000,000 shares of VAALCO Shares and a resolution of VAALCO Stockholders approving the issuance of VAALCO Shares pursuant to the Arrangement;

“VAALCO Response Period” has the meaning given to it in Section 5.8(f)(v);

“VAALCO Shares” means shares of common stock in the authorized share capital of VAALCO;

“VAALCO Stockholder Approval” means the approval of the VAALCO Resolutions by VAALCO Stockholders at the VAALCO Meeting in accordance with Section 2.6;

“VAALCO Stockholders” means the holders of VAALCO Shares;

“VAALCO Superior Proposal” means an unsolicited bona fide written VAALCO Acquisition Proposal from a Person or Persons who is or are, as at the date of this Agreement, a party that deals at arm’s length with VAALCO, that is not obtained in violation of this Agreement, or any agreement between the Person making such VAALCO Superior Proposal and VAALCO, to acquire 100% of the outstanding VAALCO Shares (other than VAALCO Shares beneficially owned by the Person or Persons making such VAALCO Superior Proposal) or all or substantially all of the assets of VAALCO and its Subsidiaries on a consolidated basis made after the date of this Agreement: (a) that is not subject to any financing condition and in respect of which any required financing to complete such VAALCO Acquisition Proposal has been demonstrated to be available to the satisfaction of the VAALCO Board, acting in good faith; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such VAALCO Acquisition Proposal and the Person making such VAALCO Acquisition Proposal; and

(d) in respect of which the VAALCO Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such VAALCO Acquisition Proposal and all factors and matters considered appropriate in good faith by the VAALCO Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to VAALCO, than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by TransGlobe pursuant to Section 5.9(h));

“VAALCO Termination Fee” means $9,150,000;

“VAALCO Termination Fee Event” has the meaning given to it in Section 7.3(b); and

“VAALCO Voting Agreements” means the voting agreements dated the date hereof and made between TransGlobe and the VAALCO Locked-Up Shareholders setting forth the terms and conditions on which the VAALCO Locked-Up Shareholders have agreed to vote their VAALCO Shares in favour of the VAALCO Resolutions.

1.2	Interpretation not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of (a) VAALCO shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature in respect of VAALCO required to be made shall be made in accordance with

U.S. GAAP consistently applied; and (b) TransGlobe shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of TransGlobe required to be made shall be made in accordance with IFRS consistently applied.

1.7	Knowledge

(a)

In this Agreement, references to “the knowledge of TransGlobe” means the actual knowledge of any of the (i) President and Chief Executive Officer; (ii) Vice President, Finance, Chief Financial Officer and Corporate Secretary; and (iii) Vice President and Chief Operating Officer of TransGlobe, and is deemed to include the knowledge that each would have if he or she had made reasonable inquiries (provided that (y) no inquiries are required to be made of any Person that is not a Representative of TransGlobe or its Subsidiaries, and (z) inquiries shall be made to the (A) Country Manager - Egypt; (B) General Manager - Joint Ventures and GM

– JVs & Deputy Country Manager; and (C) GM Canada of TransGlobe).

(b)	In this Agreement, references to “the knowledge of VAALCO” means the actual knowledge of any of the (i) Chief Executive Officer; (ii) Chief Financial Officer;

(iii) Executive Vice President, Corporate Development; (iv) Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary; and (v) Chief Accounting Officer and Controller of VAALCO, and is deemed to include the knowledge that each would have if he or she had made reasonable inquiries (provided that no inquiries are required to be made of any Person that is not a Representative of VAALCO or its Subsidiaries).

1.8	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9	Disclosure Letters

Each of the VAALCO Disclosure Letter and the TransGlobe Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed pursuant to applicable Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (b) a Party needs to disclose it in order to enforce its rights under this Agreement.

1.10	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A -   Form of Plan of Arrangement Schedule B -Form of Arrangement Resolution Schedule C -Form of VAALCO Resolutions

Schedule 3.1 - Representations and Warranties of TransGlobe

Schedule 4.1 - Representations and Warranties of VAALCO and AcquireCo

1.11	Subsidiaries

In this Agreement, references requiring a Party to “cause its Subsidiaries” shall mean, in respect of a TransGlobe JV Entity that is not controlled by TransGlobe or a VAALCO JV Entity that is not controlled by VAALCO, that TransGlobe or VAALCO, as applicable, shall exercise any and all rights available to it and otherwise use its commercially reasonable efforts to cause such TransGlobe JV Entity or VAALCO JV Entity, as applicable, to satisfy the specified obligation or covenant.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	VAALCO Approval

VAALCO represents and warrants to TransGlobe that:

(a)	the VAALCO Board has unanimously determined that:

(i)	this Agreement and the transactions contemplated hereby are in the best interests of VAALCO; and

(ii)	it will recommend that VAALCO Stockholders vote in favour of the VAALCO Resolutions; and

(b)

the VAALCO Board has received an oral opinion to be subsequently confirmed in writing (the “VAALCO Fairness Opinion”) from Stifel, Nicolaus & Company, Incorporated, the financial advisor to VAALCO, that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by VAALCO pursuant to the Arrangement is fair, from a financial point of view, to VAALCO.

2.3	TransGlobe Approval

TransGlobe represents and warrants to VAALCO and AcquireCo that:

(a)	the TransGlobe Board has unanimously determined that:

(i)	the Arrangement and entry into of this Agreement are in the best interests of TransGlobe; and

(ii)	it will recommend that TransGlobe Shareholders vote in favour of the Arrangement Resolution; and

(b)

the TransGlobe Board has received an oral opinion to be subsequently confirmed in writing (the “TransGlobe Fairness Opinion”) from Evercore Partners International LLP, the financial advisor to TransGlobe, that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to TransGlobe Shareholders.

2.4	Interim Order

As soon as reasonably practicable following execution of this Agreement, TransGlobe shall apply to the Court in a manner acceptable to VAALCO, acting reasonably, pursuant to Section 193(2) of the ABCA and prepare, file and diligently pursue an application to the Court for the Interim Order. TransGlobe shall use commercially reasonable efforts to schedule the Interim Order hearing with the Court for the twelfth (12th) calendar day immediately following the date of filing of the VAALCO Proxy Statement with the SEC and VAALCO shall provide notice to TransGlobe as to the timing of such filing of the VAALCO Proxy Statement as soon as reasonably practicable, provided that TransGlobe shall reschedule such hearing if SEC Clearance is not obtained (or not obtainable) by the eleventh (11th) calendar day immediately following the date of filing of the VAALCO Proxy Statement with the SEC, and provided further that in the event such hearing is rescheduled, TransGlobe shall use commercially reasonable efforts to reschedule such hearing to occur as soon as reasonably practicable following the receipt of SEC Clearance and VAALCO shall provide notice to TransGlobe as to the expected timing of such SEC Clearance as soon as reasonably practicable. The Interim Order shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the TransGlobe Meeting and for the manner in which such notice is to be provided;

(b)	for the confirmation of the record date for the TransGlobe Meeting;

(c)

that the requisite approval for the Arrangement Resolution shall be: (i) 662/3% of the votes cast on the Arrangement Resolution by TransGlobe Shareholders present in person or represented by proxy at the TransGlobe Meeting voting together as a single class; and (ii) if required under Canadian Securities Laws, a simple majority of the votes cast on the Arrangement Resolution by TransGlobe Shareholders present in person or represented by proxy at the TransGlobe Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(d)

that, for purposes of the ABCA and consideration of the Arrangement Resolution, the TransGlobe Meeting may be adjourned or postponed from time to time by the TransGlobe Board subject to the terms of this Agreement without the need for additional approval of the Court;

(e)	that the record date for TransGlobe Shareholders entitled to notice of, and for TransGlobe Shareholders entitled to vote at, the TransGlobe Meeting will not change in respect of any adjournment(s) or postponement(s) of the TransGlobe Meeting, unless required by the Court or applicable Laws;

(f)

that, subject to the discretion of the Court, the TransGlobe Meeting may be held as a virtual-only or hybrid shareholder meeting and that TransGlobe Shareholders that participate in the TransGlobe Meeting by virtual means will be deemed to be present at the TransGlobe Meeting;

(g)	that, if a virtual-only TransGlobe Meeting is held with the approval of the Court, such TransGlobe Meeting will be deemed to be held at the location of TransGlobe’s registered office;

(h)

that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the constating documents of TransGlobe, including quorum requirements and other matters, shall apply in respect of the TransGlobe Meeting;

(i)	for the grant of the Dissent Rights to registered holders of TransGlobe Shares as set forth in the Plan of Arrangement;

(j)

that each TransGlobe Shareholder entitled to receive the Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time and in accordance with the procedures set out in the Interim Order;

(k)

that it is the Parties’ intention to rely upon the exemption from the registration requirements under the U.S. Securities Act provided under Section 3(a)(10) thereof with respect to the issuance of VAALCO Shares to TransGlobe Shareholders pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to TransGlobe Shareholders, as the case may be, and based on the Court’s approval of the Arrangement;

(l)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(m)	for such other matters as TransGlobe or VAALCO may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed.

2.5	TransGlobe Meeting

Subject to the terms of this Agreement and (except in respect of Section 2.5(b)) receipt of the Interim Order, TransGlobe shall:

(a)

duly take all lawful action to call, give notice  of, convene  and conduct the TransGlobe Meeting in accordance with its constating documents, the Interim Order and applicable Laws for the purpose of voting upon the Arrangement and, provided that VAALCO and AcquireCo have complied with their obligations pursuant to Section 2.7(d), TransGlobe shall use its commercially reasonable efforts to schedule the TransGlobe Meeting on the same date as the VAALCO Meeting;

(b)

in consultation with VAALCO, fix and publish a record date for the purposes of determining TransGlobe Shareholders entitled to receive notice of and vote at the TransGlobe Meeting and give notice to VAALCO of the TransGlobe Meeting;

(c)	allow VAALCO’s representatives and legal counsel to attend the TransGlobe Meeting;

(d)

not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the TransGlobe Meeting without VAALCO’s prior written consent, which written consent shall not be unreasonably withheld, conditioned or delayed, except:

(i)

as required for quorum  purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Entity or by valid TransGlobe Shareholder action (which  action is not solicited or proposed by TransGlobe or the TransGlobe Board and subject to compliance by TransGlobe with Section 5.6(c)); or

(ii)	as otherwise expressly permitted under this Agreement;

(e)

solicit proxies in favour of the Arrangement Resolution, including, if so requested by VAALCO using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the Arrangement Resolution;

(f)

provide VAALCO with copies of or access to information regarding the TransGlobe Meeting generated by any dealer or proxy solicitation services firm engaged by TransGlobe, as reasonably requested from time to time by VAALCO;

(g)

promptly advise VAALCO as frequently as VAALCO may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the TransGlobe Meeting, as to the aggregate tally of the proxies received by TransGlobe in respect of the Arrangement Resolution;

(h)

promptly advise VAALCO of any written communication from any TransGlobe Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any TransGlobe Shareholder of Dissent Rights received by TransGlobe in relation to the Arrangement and any withdrawal of Dissent Rights received by TransGlobe and any written communications sent by or on behalf of TransGlobe to any TransGlobe Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(i)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of VAALCO;

(j)

not change the record date for the TransGlobe Shareholders entitled to vote at the TransGlobe Meeting in connection with any adjournment or postponement of the TransGlobe Meeting unless required by the Court or applicable Law; and

(k)

at the reasonable request of VAALCO from time to time, promptly provide VAALCO with a list (in both written and electronic form) of: (i) the registered TransGlobe Shareholders, together with their addresses and respective holdings of TransGlobe Shares; (ii) the names and addresses and holdings of all Persons having rights issued by TransGlobe to acquire TransGlobe Shares (including TransGlobe Equity Award Holders); and (iii) participants in book-based systems and non- objecting beneficial owners of TransGlobe Shares, together with their addresses and respective holdings of TransGlobe Shares. TransGlobe shall from time to time require that its registrar and transfer agent furnish VAALCO with such additional information, including updated or additional lists of TransGlobe Shareholders and lists of holdings and other assistance as VAALCO may reasonably request.

2.6	VAALCO Meeting

Subject to the terms of this Agreement, VAALCO shall:

(a)

duly take all lawful action to call, give notice  of, convene  and conduct the VAALCO Meeting in accordance with its constating documents and applicable Laws for the purpose of voting upon the approval of the VAALCO Resolutions and, provided that TransGlobe has complied with its obligations pursuant to Section 2.8(d), VAALCO shall use its commercially reasonable efforts to schedule the VAALCO Meeting as promptly as reasonably practicable following SEC Clearance of the VAALCO Proxy Statement and on the same date as the TransGlobe Meeting;

(b)

in consultation with TransGlobe, fix and publish a record date for the purposes of determining VAALCO Stockholders entitled to receive notice of and vote at the VAALCO Meeting and give notice to TransGlobe of the VAALCO Meeting;

(c)	allow TransGlobe’s representatives and legal counsel to attend the VAALCO Meeting;

(d)

not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the VAALCO Meeting without TransGlobe’s prior written consent, which written consent shall not be unreasonably withheld, conditioned or delayed, except:

(i)

as required for quorum  purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Entity or by valid VAALCO Stockholder action (which action is not solicited or proposed by VAALCO or the VAALCO Board and subject to compliance by VAALCO and AcquireCo with Section 5.6(c)); or

(ii)	as otherwise expressly permitted under this Agreement;

(e)

solicit proxies in favour of the VAALCO Resolutions, including, if so requested by TransGlobe, using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the VAALCO Resolutions;

(f)

provide TransGlobe with copies of or access to information regarding the VAALCO Meeting generated by any dealer or proxy solicitation services firm engaged by VAALCO, as reasonably requested from time to time by TransGlobe;

(g)

promptly advise TransGlobe as frequently as TransGlobe may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the VAALCO Meeting, as to the aggregate tally of the proxies received by VAALCO in respect of the VAALCO Resolutions;

(h)	promptly advise TransGlobe of any written communication from any VAALCO Stockholder in opposition to the VAALCO Resolutions; and

(i)	not change the record date for the VAALCO Stockholders entitled to vote at the VAALCO Meeting in connection with any adjournment or postponement of the VAALCO Meeting unless required by Law.

2.7	TransGlobe Circular

(a)

As promptly as reasonably practicable following execution of this Agreement, provided VAALCO and AcquireCo have furnished the information required under Section 2.7(d), TransGlobe shall prepare the TransGlobe Circular together with any other documents required by applicable Laws in connection with the TransGlobe Meeting; and, as promptly as reasonably practicable after obtaining the Interim Order, file the TransGlobe Circular in all jurisdictions where the same is required to be filed and mail the TransGlobe Circular to each TransGlobe Shareholder and any other Person as required under applicable Laws and by the Interim Order, in each case, so as to permit TransGlobe to comply with Section 2.5(a).

(b)

TransGlobe shall use reasonable best efforts to ensure that the TransGlobe Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit TransGlobe Shareholders to form a reasoned judgment concerning the matters to be placed before them at the TransGlobe Meeting, and, without limiting the generality of the foregoing, shall ensure that the TransGlobe Circular will not contain any misrepresentation (except that TransGlobe shall not be responsible for any information included in the TransGlobe Circular relating to VAALCO, AcquireCo and their affiliates and the Consideration Shares that was provided by VAALCO or AcquireCo expressly for inclusion in the TransGlobe Circular pursuant to Section 2.7(d)). The TransGlobe Circular shall also contain such information as may be required to allow the Parties to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares in exchange for TransGlobe Shares pursuant to the Arrangement.

(c)

The TransGlobe Circular shall: (i) include a copy of the Interim Order; (ii) include a copy of the TransGlobe Fairness Opinion; (iii) state that the TransGlobe Board has received the TransGlobe Fairness Opinion, and has unanimously determined, after receiving legal and financial advice, that the Arrangement is fair to the TransGlobe Shareholders and that the Arrangement and entry into this Agreement are in the best interests of TransGlobe; (iv) contain the unanimous recommendation of the TransGlobe Board to TransGlobe Shareholders that they vote in favour of the Arrangement Resolution (the “TransGlobe Board Recommendation”); and

(v) include statements that each of the TransGlobe Locked-Up Shareholders has signed a TransGlobe Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their TransGlobe Shares in favour of the Arrangement Resolution.

(d)

VAALCO and AcquireCo shall, and shall cause their officers, directors, accountants, technical experts and other advisors to, in a timely manner cooperate with TransGlobe in connection with the preparation of the TransGlobe Circular, including promptly providing TransGlobe with all information regarding VAALCO, AcquireCo, their affiliates and the Consideration Shares, including any pro forma financial statements (provided that TransGlobe has provided the financial and other information relating to TransGlobe required for same on a timely basis) and other information relating to VAALCO and AcquireCo following completion of the transactions contemplated hereby, as required or reasonably desirable by applicable Laws for inclusion in the TransGlobe Circular or in any amendments or supplements to such TransGlobe Circular. VAALCO shall ensure that such information does not include any misrepresentation concerning VAALCO and AcquireCo, its affiliates and the Consideration Shares or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will indemnify TransGlobe for all claims, losses, costs and expenses incurred by TransGlobe in respect of any such misrepresentation, untrue statement or omission or alleged misrepresentation, untrue statement or omission contained in any information regarding VAALCO, AcquireCo, their affiliates and the Consideration Shares included in the TransGlobe Circular that was provided by VAALCO, AcquireCo or its Representatives expressly for inclusion in the TransGlobe Circular pursuant to this Section 2.7(d). VAALCO, AcquireCo and TransGlobe shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the TransGlobe Circular and to the identification in the TransGlobe Circular of each such advisor.

(e)

Notwithstanding the foregoing, prior to mailing the TransGlobe Circular (or any amendment or supplement thereto), TransGlobe will (i) provide VAALCO with a reasonable opportunity to review and comment on such document (including the proposed final version of such document), and (ii) consider in good faith including in such document all comments reasonably and promptly proposed by VAALCO, provided that all information relating solely to VAALCO or AcquireCo included in the TransGlobe Circular must be in a form and content satisfactory to VAALCO, acting reasonably.

(f)

If at any time prior to the TransGlobe Meeting, any information relating to TransGlobe, VAALCO, AcquireCo, or any of their respective affiliates officers or directors, should be discovered by TransGlobe, VAALCO or AcquireCo that should be set forth in an amendment or supplement to the TransGlobe Circular, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, TransGlobe or VAALCO and AcquireCo, as applicable, which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with applicable Governmental Entities and, to the extent required by applicable Law or the Interim Order, disseminated to the TransGlobe Shareholders.

(g)

TransGlobe shall promptly advise VAALCO of any communication (written or oral) received by TransGlobe from the TSX, NASDAQ, AIM, any of the Canadian Securities Authorities, or any other Governmental Entity in connection with the TransGlobe Circular.

2.8	VAALCO Proxy Statement

(a)

Subject to delivery by TransGlobe of the financial and other information required or desirable to produce the pro forma financial statements required by Regulation S-X, as promptly as reasonably practicable following execution of this Agreement, VAALCO shall prepare the VAALCO Proxy Statement together with any other documents required by applicable Laws in connection with the VAALCO Meeting; and, as promptly as reasonably practicable after the date of this Agreement, file the VAALCO Proxy Statement with the SEC, and, as promptly as reasonably practicable, after SEC Clearance of the VAALCO Proxy Statement and the Interim Order is obtained, duly take all lawful action to mail the VAALCO Proxy Statement to each VAALCO Stockholder and any other Person as required under applicable Laws.

(b)

VAALCO shall use reasonable best efforts to ensure that the VAALCO Proxy Statement complies with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. VAALCO will advise TransGlobe promptly after it receives any request by the SEC for amendment of the VAALCO Proxy Statement or comments thereon and responses thereto or any request by the SEC for additional information in connection with the VAALCO Proxy Statement, and VAALCO agrees to permit, to the extent reasonably practicable, TransGlobe and its outside counsel, to participate in all meetings and conferences with the SEC. VAALCO shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with this Agreement to comply as to form and substance in all material respects with the applicable requirements of the U.S. Securities Act and U.S. Exchange Act.

(c)

The VAALCO Proxy Statement shall: (i) include a copy of the VAALCO Fairness Opinion; (ii) state that the VAALCO Board has received the VAALCO Fairness Opinion, and has unanimously determined, after receiving legal and financial advice, that the Arrangement and entry into this Agreement are in the best interests of VAALCO; (iii) contain the unanimous recommendation of the VAALCO Board to VAALCO Stockholders that they vote in favour of the VAALCO Resolutions (the “VAALCO Board Recommendation”); and (iv) include statements that each of the VAALCO Locked-Up Shareholders has signed a VAALCO Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their VAALCO Shares in favour of the VAALCO Resolutions.

(d)

TransGlobe shall, and shall cause its officers, directors, accountants, technical experts and other advisors to, in a timely manner cooperate with VAALCO in connection with the preparation of the VAALCO Proxy Statement, including promptly providing VAALCO with all information regarding TransGlobe and its affiliates, including any information relating to TransGlobe required or reasonably desirable for the preparation by VAALCO of pro forma financial statements and reserves (including as may be required pursuant to NI 51-101, Schedule 14A, Regulation S-X and, as applicable, FASB ASC paragraphs 932-235-50-3 through 932-235-50-11B and FASB ASC paragraphs 932-235-50-29 through 932-235-50- 36), as required by applicable Laws or as desirable for inclusion in the VAALCO Proxy Statement or in any amendments or supplements to such VAALCO Proxy Statement. TransGlobe shall ensure that such information does not include any misrepresentation concerning TransGlobe and its affiliates or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will indemnify VAALCO for all claims, losses, costs and expenses incurred by VAALCO in respect of any such misrepresentation, untrue statement or omission or alleged misrepresentation, untrue statement or omission contained in any information regarding TransGlobe and its affiliates included in the VAALCO Proxy Statement that was provided by TransGlobe or its Representatives expressly for inclusion in the VAALCO Proxy Statement pursuant to this Section 2.8(d). TransGlobe, VAALCO and AcquireCo shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the VAALCO Proxy Statement and to the identification in the VAALCO Proxy Statement of each such advisor.

(e)

Notwithstanding the foregoing, prior to mailing the VAALCO Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, VAALCO will (i) provide TransGlobe with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), and (ii) consider in good faith including in such document or response all comments reasonably and promptly proposed by TransGlobe, provided that all information relating solely to

TransGlobe included in the VAALCO Proxy Statement must be in a form and content satisfactory to TransGlobe, acting reasonably.

(f)

If at any time prior to the VAALCO Meeting, any information relating to VAALCO, AcquireCo, TransGlobe, or any of their respective affiliates officers or directors, should be discovered by VAALCO, AcquireCo or TransGlobe that should be set forth in an amendment or supplement to the VAALCO Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, VAALCO or TransGlobe and AcquireCo, as applicable, which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the VAALCO Stockholders.

(g)

VAALCO shall promptly advise TransGlobe of any communication (written or oral) received by VAALCO from the NYSE, the LSE, the SEC or any other Governmental Entity in connection with the VAALCO Proxy Statement.

2.9	VAALCO Prospectus

(a)

As promptly as reasonably practicable following execution of this Agreement, VAALCO shall apply to the FCA for an eligibility review of VAALCO following the Arrangement in accordance with Primary Market Practice Note 901.4 and shall prepare the VAALCO Prospectus and shall apply to the FCA for approval of the VAALCO Prospectus.

(b)

Subject to the FCA having formally approved the Prospectus, VAALCO shall publish the VAALCO Prospectus and make the VAALCO Prospectus available in accordance with the Prospectus Regulation (EU) 2017/1129, as amended and retained in U.K. law on 31 December 2020 by the European Union (Withdrawal Act) 2018.

(c)	VAALCO shall use reasonable best efforts to ensure that the VAALCO Prospectus complies with applicable Laws and to respond promptly to any comments received on the VAALCO Prospectus from the FCA.

(d)

TransGlobe shall, and shall cause its officers, directors, accountants, technical experts and other advisors to, in a timely manner cooperate with VAALCO in connection with the preparation of the VAALCO Prospectus, including promptly providing VAALCO with all information regarding TransGlobe and its affiliates, including any information required or reasonably desirable for the preparation by VAALCO of pro forma financial statements or reserves information, as required by applicable Laws or as desirable for inclusion in the VAALCO Prospectus. TransGlobe shall ensure that no such information contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect, and will indemnify VAALCO for all claims, losses, costs and expenses incurred by VAALCO in respect of any misrepresentation, untrue statement or omission or alleged misrepresentation, untrue statement or omission in any information regarding TransGlobe and its affiliates included in the VAALCO Prospectus that was provided by TransGlobe expressly for inclusion in the VAALCO Prospectus pursuant to this Section 2.9(d). TransGlobe, VAALCO and AcquireCo shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the VAALCO Prospectus and to the identification in the VAALCO Prospectus of each such advisor.

(e)

Notwithstanding the foregoing VAALCO will (i) provide TransGlobe and its advisors with a reasonable opportunity to review and comment on drafts of the VAALCO Prospectus (including the proposed final version of the VAALCO Prospectus) prior to their submission to the FCA, and (ii) consider in good faith including in the VAALCO Prospectus all comments reasonably and promptly proposed by TransGlobe, provided that all information relating solely to TransGlobe included in the VAALCO Prospectus must be in a form and content satisfactory to TransGlobe, acting reasonably.

(f)

VAALCO shall promptly advise TransGlobe of any communication (written or oral) received by VAALCO from the FCA, LSE or any other Governmental Entity in connection with the VAALCO Prospectus and shall provide TransGlobe and its advisors with a reasonable opportunity to review and comment on VAALCO’s response to the FCA, LSE or any other Governmental Entity in connection with the VAALCO Prospectus.

2.10	Final Order

If: (a) the Interim Order is obtained; and (b) the Arrangement Resolution is approved at the TransGlobe Meeting by TransGlobe Shareholders as provided for in the Interim Order and as required by applicable Law, TransGlobe shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 193(2) of the ABCA as soon as reasonably practicable, but in any event not later than five Business Days thereafter. In the event Court operations are restricted in response to any COVID- 19 Measures, the foregoing date may be extended until the earlier of: (a) the date that is ten Business Days after the date on which the Court grants a telephonic or other remote means of hearing the application; (b) the date the Court specifies as the hearing date for the Final Order; and

(c) the earliest possible date on which the Court grants a hearing date for the application after resuming unrestricted operations.

2.11	Court Proceedings

Subject to the terms of this Agreement, VAALCO and AcquireCo shall cooperate with and assist TransGlobe in seeking the Interim Order and the Final Order, including by providing to TransGlobe, on a timely basis, any information reasonably required to be supplied by VAALCO or AcquireCo in connection therewith. TransGlobe shall provide VAALCO and AcquireCo and their legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, TransGlobe shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.11 or with VAALCO’s prior written consent, such consent not to be unreasonably withheld, conditioned  or delayed; provided that,  nothing herein  shall require VAALCO or AcquireCo to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases the obligations of VAALCO or AcquireCo, or diminishes or limits the rights of VAALCO or AcquireCo, set forth in any such filed or served materials or under this Agreement or the Arrangement. TransGlobe shall also provide to VAALCO, AcquireCo and their legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on TransGlobe in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by TransGlobe indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. TransGlobe shall ensure that all materials filed with the Court in connection with the Arrangement are consistent with the terms of this Agreement and the Plan of Arrangement. In addition, TransGlobe shall not object to VAALCO, AcquireCo and their legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that TransGlobe is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. TransGlobe shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, TransGlobe is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, VAALCO and AcquireCo.

2.12	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable best efforts to ensure that, all Consideration Shares issued under the Arrangement will be issued by VAALCO in exchange for TransGlobe Shares pursuant to the Plan of Arrangement, whether in the United States, the United Kingdom, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate VAALCO’s and AcquireCo’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Court will be asked to approve and conclude affirmatively the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b)

prior to the issuance of the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Consideration Shares to TransGlobe

Shareholders pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c)

prior to the issuance of the Interim Order, TransGlobe will file with the Court a draft copy of the proposed text of the TransGlobe Circular together with any other documents required by Law in connection with the TransGlobe Meeting;

(d)

the Court will be advised prior to the hearing that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all TransGlobe Shareholders and other Persons who are entitled to receive Consideration Shares pursuant to the Arrangement;

(e)

TransGlobe will ensure that each TransGlobe Shareholder and other Person entitled to receive Consideration Shares pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)

the Final Order will expressly state that the terms and conditions of the Arrangement is approved by the Court as being procedurally and substantively fair to all TransGlobe Shareholders and other Persons entitled to receive Consideration Shares pursuant to the Arrangement;

(g)

TransGlobe shall request that the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of VAALCO, pursuant to the Plan of Arrangement;”

(h)

the Interim Order shall specify that each Person entitled to receive Consideration Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement;

(i)	the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(j)

all Consideration Shares issued to Persons in the United States will be registered or qualified under the securities laws of each state, territory or possession of the United States in which any Person receiving Consideration Shares is located, unless an exemption from such state securities law registration or qualification requirements is available. In addition, each Person entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by VAALCO in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act.

2.13	Arrangement and Effective Date

(a)	The Articles of Arrangement shall be in a form mutually satisfactory to the Parties, each acting reasonably, and for certainty shall include the complete text of the Plan of Arrangement.

(b)

If the Final Order is granted, and all other conditions in Article 6 are satisfied or waived by the Party or Parties for whose benefit the conditions exist (to the extent that such conditions are capable of being satisfied prior to the Effective Date and, if waived, are not prohibited from being waived), the Parties shall send to the Registrar, for filing pursuant to subsection 193(4.1) of the ABCA, the Articles of Arrangement, a copy of the Final Order and such other documents as may be required under the ABCA to give effect to the Arrangement, as soon as is reasonably practicable and in any event no later than three Business Days after such satisfaction or waiver occurs, unless another time or date is agreed to in writing by the Parties.

(c)

The closing of the Arrangement will take place remotely by exchange of documents and signatures (or their electronic counterparts) on the Effective Date at the Effective Time, unless another time and place is agreed to in writing by the Parties.

2.14	Payment of Consideration

VAALCO and AcquireCo will, following receipt by TransGlobe of the Final Order and prior to the filing of the Articles of Arrangement, deposit or cause to be deposited in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) such number of VAALCO Shares required to satisfy the aggregate Consideration payable to TransGlobe Shareholders pursuant to the Plan of Arrangement.

2.15	Announcement and Communications

(a)

The Parties agree to issue a joint press release with respect to this Agreement as soon as practicable after its due execution. VAALCO, AcquireCo and TransGlobe agree to cooperate in the preparation of presentations, if any, to VAALCO Stockholders, TransGlobe Shareholders and TransGlobe Equity Award Holders regarding the transactions contemplated by this Agreement. Each Party shall: (a) not issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and (b) not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Canadian Securities Laws, applicable U.K. Laws, U.K. Securities

Laws and U.S. Securities Laws, and if such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent any Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders or public announcements in the ordinary course of business that do not relate specifically to this Agreement or the Arrangement, in each case so long as the content of such statements and announcements are consistent with and limited in all material respects to the content contained in the most recent press releases, public disclosures or public statements made by the Parties. Notwithstanding the foregoing, the provisions of this Section 2.15 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with the TransGlobe Circular, the VAALCO Proxy Statement, the U.K. Prospectus, the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 2.15 shall not apply to any release or public statement in connection with any dispute regarding this Agreement or the transactions contemplated hereby.

(b)

To the extent required or necessary in connection with the consummation of the transactions contemplated herein: (i) the Parties shall exchange drafts of all submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such material submissions, correspondence, filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that information indicated by either Party to be competitively sensitive shall be provided on an external counsel-only basis; and (ii) insofar as they are legally able so to do, each Party will keep the other Party and their respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the transactions contemplated by this Agreement, and will not participate in such material communications or meetings without giving the other Party and their respective counsel the opportunity to participate therein; provided, however, that where competitively sensitive information may be discussed or communicated, the other Party’s external legal counsel shall be provided with any such communications or information on an external counsel-only basis and shall have the right to participate in any such meetings on an external counsel-only basis. Notwithstanding the foregoing, subject to Law and solely in connection with the transactions contemplated by this Agreement, no Party will initiate any communications in writing or verbally with any Governmental Entity that is a party to any Petroleum Rights Agreement to which the other Party or any of its Subsidiaries is party or that has jurisdiction over any rights or interests related to Petroleum Substances of the other Party and/or its Subsidiaries without the prior approval of the other Party, such approval not to be unreasonably withheld.

2.16	Withholding Taxes

VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any TransGlobe Shareholders (including in their capacity as current or former TransGlobe Equity Award Holders), and any other Person under the Plan of Arrangement such amounts as are required or reasonably believed to be required to be deducted and withheld from such amounts under any provision of any Law in respect of Taxes. To the extent any such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement and the Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under the Plan of Arrangement exceeds the amount of cash otherwise payable to such Person, VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable hereunder to such Person as is necessary to provide sufficient funds to VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker and (z) other reasonable costs and expenses).

2.17	Adjustment of Consideration

(a)

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding VAALCO Shares shall have been changed into a different number of shares by reason of any split or consolidation of the issued and outstanding VAALCO Shares, then the Consideration to be paid per TransGlobe Share shall be appropriately adjusted to provide to TransGlobe Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per TransGlobe Share.

(b)

If on or after the date hereof, TransGlobe declares, sets aside or pays any dividend or other distribution to the TransGlobe Shareholders of record as of a time prior to the Effective Time, then the Consideration to be paid per TransGlobe Share shall be appropriately adjusted to provide to TransGlobe Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per TransGlobe Share. For greater certainty, if TransGlobe takes any of the actions referred to above, the aggregate Consideration to be paid by AcquireCo shall be decreased by an equivalent amount.

(c)

If on or after the date hereof, VAALCO declares, sets aside or pays any dividend or other distribution to the VAALCO Stockholders of record as of a time prior to the Effective Time (except for regular quarterly dividends to VAALCO Stockholders made in accordance with Section 5.2(b)(ii)), then the Consideration to be paid per TransGlobe Share shall be appropriately adjusted to provide to TransGlobe Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per TransGlobe Share. For greater certainty, if VAALCO takes any of the actions referred to above, the aggregate Consideration to be paid by AcquireCo shall be increased by an equivalent amount.

2.18	Governance and Transitional Matters

VAALCO covenants with TransGlobe that it will take all actions necessary to ensure that, as of the Effective Time:

(a)	four of the members of the VAALCO Board shall be Andrew L. Fawthrop, George Maxwell, Cathy Stubbs and Fabrice Nze-Bekale, being the members of the VAALCO Board as of the date hereof;

(b)	three of the members of the VAALCO Board shall be David Cook, Edward LaFehr and Timothy Marchant, being members of the TransGlobe Board as of the date hereof; and

(c)	the chairman of the VAALCO Board shall be Andrew Fawthrop, being the chairman of the VAALCO Board as of the date hereof.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF TRANSGLOBE

3.1	Representations and Warranties

Except as set forth in the TransGlobe Public Documents (excluding any disclosures in the TransGlobe Public Documents under the heading “Risk Factors” or “Forward-Looking Statement” and any other disclosures contained in such documents that are predictive, cautionary or forward- looking in nature) or the TransGlobe Disclosure Letter (which disclosure shall apply against any representations or warranties to which it is reasonably apparent it should relate), TransGlobe hereby represents and warrants to VAALCO and AcquireCo the representations and warranties set forth in Schedule 3.1 hereto and acknowledges that VAALCO and AcquireCo are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

3.2	Disclaimer

VAALCO and AcquireCo agree and acknowledge that, except as set forth in this Agreement, TransGlobe makes no representation or warranty, express or implied, at law or in equity, with respect to TransGlobe, its Subsidiaries, their respective businesses, their past, current or future financial condition or their assets, liabilities or operations, or their past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

3.3	Survival of Representations and Warranties

The representations and warranties of TransGlobe contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF VAALCO AND ACQUIRECO

4.1	Representations and Warranties

Except as set forth in the VAALCO Public Documents (excluding any disclosures in the VAALCO Public Documents under the heading “Risk Factors” or “Forward-Looking Statement” and any other disclosures contained in such documents that are predictive, cautionary or forward-looking in nature) or the VAALCO Disclosure Letter (which disclosure shall apply against any representations or warranties to which it is reasonably apparent it should relate), VAALCO and AcquireCo hereby jointly and severally represent and warrant to TransGlobe the representations and warranties set forth in Schedule 4.1 hereto and acknowledge that TransGlobe is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

4.2	Disclaimer

TransGlobe agrees and acknowledges that, except as set forth in this Agreement, VAALCO and AcquireCo makes no representation or warranty, express or implied, at law or in equity, with respect to VAALCO, AcquireCo, their Subsidiaries, their respective businesses, their past, current or future financial condition or their assets, liabilities or operations, or their past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.3	Survival of Representations and Warranties

The representations and warranties of VAALCO and AcquireCo contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5 COVENANTS

5.1	Covenants of TransGlobe Regarding the Conduct of Business

TransGlobe covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except: (i) as set out in Section 5.1 of the TransGlobe Disclosure Letter, (ii) as expressly required by this Agreement or expressly permitted by this Section 5.1, (iii) as required by applicable Law or a Governmental Entity, (iv) to comply with COVID-19 Measures or that is a COVID-19 Response, or (v) unless VAALCO shall otherwise agree in writing:

(a)

TransGlobe shall and shall cause each of its Subsidiaries to: (i) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business and in accordance with good oil and gas field and industry practice; (ii) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets and to keep available the services of its and their officers and employees as a group; and (iii) conduct its and their affairs regarding Petroleum Rights Agreements (and, to the extent within its or their reasonable control, operations thereunder) in accordance with good oil and gas field and industry practice;

(b)	without limiting the generality of Section 5.1(a), TransGlobe shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(i)	amend or propose to amend its articles, by-laws or other constating documents, including partnership agreements, or those of its Subsidiaries;

(ii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any TransGlobe Shares;

(iii)

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any TransGlobe Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any TransGlobe Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs, TransGlobe RSUs or any other equity based awards), other than pursuant to the exercise or settlement (as applicable) of TransGlobe Options that are outstanding as of the date of this Agreement in accordance with their terms (as such terms are disclosed in the TransGlobe Public Documents);

(iv)	split, combine or reclassify any outstanding TransGlobe Shares or the securities of any of its Subsidiaries;

(v)

redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire TransGlobe Shares or other securities of TransGlobe or any securities of its Subsidiaries other than purchases of TransGlobe Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of TransGlobe equity awards;

(vi)	amend the terms of any securities of TransGlobe or any of its Subsidiaries;

(vii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of TransGlobe or any of its Subsidiaries;

(viii)	reorganize, amalgamate or merge TransGlobe or its Subsidiaries with any other Person;

(ix)

sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose  of, mortgage, licence, encumber or otherwise transfer any assets of TransGlobe or any of its Subsidiaries or any interest in any assets of TransGlobe or any of its Subsidiaries, other than (A) sales and dispositions of raw materials, obsolete or surplus equipment or other inventories or crude oil, natural gas or related hydrocarbons or any other production, in each case only if in the ordinary course of business, or (B) encumbrances and Liens that are incurred in the ordinary course of business;

(x)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing Contracts to which a TransGlobe JV Entity is a party or bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person;

(xi)

incur any  capital expenditures or enter  into  any  agreement obligating TransGlobe or its Subsidiaries to provide for future capital expenditures other than (A) capital expenditures forming part of the budget for the 2022 fiscal year that has been approved by the TransGlobe Board in the ordinary course of business and disclosed to VAALCO, and (B) capital expenditures set forth in Section 5.1(b)(xi) of the TransGlobe Disclosure Letter;

(xii)

approve any work program, budget, expenditure or capital commitment relating to any Petroleum Rights Agreement involving expenditures in excess of $5,000,000 (net share to TransGlobe or the applicable Subsidiary) in any case other than:

(A)	any such expenditure covered by any budget approved prior to the date of this Agreement; or

(B)	any such expenditure in respect of which VAALCO has given its prior written approval (not to be unreasonably conditioned, withheld or delayed);

(xiii)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

(xiv)	reduce the stated capital of the shares of TransGlobe or any of its Subsidiaries;

(xv)

(A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of TransGlobe or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for (x) borrowings under credit facilities in effect as of the date of this Agreement in the ordinary course of business and/or to refinance the TransGlobe Term Loans (provided, that such new debt being incurred to refinance the TransGlobe Term Loans shall (1) not be in an aggregate principal amount in excess of the debt being refinanced (plus reasonable fees and expenses) and (2) be prepayable on the Effective Date by VAALCO or AcquireCo at par and without penalty or premium), (y) letters of credit, reclamation bonds, financial assurances or other guarantees in respect of environmental or other obligations otherwise permitted to be incurred, or not prohibited, under this Agreement, or (z) borrowings under facilities entered into between two wholly-owned Subsidiaries of TransGlobe, or (B) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other person, other than to any joint venture of TransGlobe or any of its Subsidiaries in the ordinary course of business or to TransGlobe or any of its Subsidiaries;

(xvi)

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations (including any litigation, proceeding or investigation by any Governmental Entity) other than:

(A)

the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in TransGlobe’s financial statements (or in  those of any of its Subsidiaries) or incurred in the ordinary course of business; or

(B)	payment of any fees related to the Arrangement;

(xvii)

enter into any agreement that, if entered into prior to the date hereof, would have been a  TransGlobe Material Contract, or modify, amend in any material respect, transfer or terminate any TransGlobe Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xviii)

breach in any material respect (by act or omission) any of the provisions of the TransGlobe Material Contracts (and notify VAALCO in a timely manner of any facts or circumstances of which it is aware which indicate that there has been such a material breach);

(xix)

enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business;

(xx)	materially change the business carried on by TransGlobe and its Subsidiaries, as a whole;

(xxi)

except as is necessary to comply with applicable Laws or as required by the terms of the TransGlobe Benefit Plans in effect on the date of this Agreement or as required pursuant to the terms of this Agreement: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of TransGlobe or any of its Subsidiaries; (B) grant, accelerate, or increase any payment, bonus, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or employee of TransGlobe or any of its Subsidiaries; (C) increase the coverage, contributions, funding requirements or benefits available under any TransGlobe Benefit Plan or create any new plan which would be considered to be a TransGlobe Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of TransGlobe or any of its Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases for employees (other than Senior Employees) in the ordinary course of business; (E) make any material determination under any TransGlobe Benefit Plan that is not in the ordinary course of business; (F) establish, adopt, enter into, amend or terminate any collective bargaining agreement or TransGlobe Benefit Plan; or (G) take or propose any action to effect any of the foregoing;

(xxii)	make any bonus or profit sharing distribution or similar payment of any kind;

(xxiii)	terminate the employment of any Senior Employee, except for cause or hire any Senior Employee; or

(xxiv)

take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations;

(c)

TransGlobe shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained by TransGlobe or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 5.11(a), neither TransGlobe nor any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(d)	TransGlobe and each of its Subsidiaries shall:

(i)	not take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;

(ii)

not amend any Tax Return or change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its most recently filed Tax Returns, except as may be required by applicable Laws (as determined in good faith consultation with VAALCO);

(iii)

not make, change or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement and which will be made in a manner consistent with the past practice of TransGlobe and its Subsidiaries, as applicable;

(iv)

not enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or the deadline to file any Tax Returns;

(v)	not settle (or offer to settle) any material Tax claim, audit, proceeding or re- assessment;

(vi)	not surrender any right to claim a refund of Taxes;

(vii)	not make a request for a Tax ruling to any Governmental Entity;

(viii)

keep VAALCO reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to TransGlobe and its Subsidiaries, taken as a whole); and

(ix)

not make any “investments” (as defined for purposes of section 212.3 of the Tax Act) in any corporation that is a “foreign affiliate” of TransGlobe and/or any of its Subsidiaries (including, for greater certainty, an indirect investment described in paragraph 212.3(10)(f) of the Tax Act), except to the extent that such investment is made in the ordinary course of business in accordance with spending plans pre-dating the signing of this Agreement; and

(e)	TransGlobe shall not authorize, agree to, propose, enter into or modify any Contract to do any of the matters prohibited by the other subsections of this Section 5.1 or resolve to do so.

5.2	Covenants of VAALCO Regarding the Conduct of Business

VAALCO covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except: (i) as set out in Section 5.2 of the VAALCO Disclosure Letter, (ii) as expressly required by this Agreement or expressly permitted by this Section 5.2, (iii) as required by applicable Law or a Governmental Entity, (iv) to comply with COVID-19 Measures or that is a COVID-19 Response, or (v) unless TransGlobe shall otherwise agree in writing:

(a)

VAALCO shall and shall cause each of its Subsidiaries to: (i) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business and in accordance with good oil and gas field and industry practice; (ii) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets and to keep available the services of its and their officers and employees as a group; and (iii) conduct its and their affairs regarding Petroleum Rights Agreements (and, to the extent within its or their reasonable control, operations thereunder) in accordance with good oil and gas field and industry practice;

(b)	without limiting the generality of Section 5.2(a), VAALCO shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(i)	amend or propose to amend the articles, by-laws or other constating documents of VAALCO or AcquireCo;

(ii)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any VAALCO Shares, except for regular quarterly dividends to VAALCO Stockholders not in excess of $0.0325 per VAALCO Share, in the ordinary course of business and any such action solely between or among VAALCO and its Subsidiaries or between or among Subsidiaries of VAALCO;

(iii)

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any VAALCO Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any VAALCO Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, VAALCO equity awards or any other equity based awards), other than (A) pursuant to the exercise of VAALCO equity awards in accordance with their terms (as such terms are disclosed in the VAALCO Public Documents), (B) grants of VAALCO equity awards in the ordinary course of business, and

(C) any such action solely between or among VAALCO and its Subsidiaries or between or among Subsidiaries of VAALCO;

(iv)	split, combine or reclassify any outstanding VAALCO Shares;

(v)

redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire VAALCO Shares or other securities of VAALCO, other than (A) ordinary course purchases of VAALCO Shares made in the public markets and at the prevailing market price and (B) purchases of VAALCO Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of VAALCO equity awards;

(vi)	amend the terms of the VAALCO Shares;

(vii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of VAALCO or AcquireCo;

(viii)	reorganize, amalgamate or merge VAALCO or AcquireCo with any other Person;

(ix)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by U.S. GAAP or by applicable Law;

(x)	reduce the stated capital of the VAALCO Shares;

(xi)

sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose  of, mortgage, licence, encumber or otherwise transfer any assets of VAALCO or any of its Subsidiaries or any interest in any assets of VAALCO or any of its Subsidiaries, other than (A) sales and dispositions of raw materials, obsolete or surplus equipment or other inventories or crude oil, natural gas or related hydrocarbons or any other production, in each case only if in the ordinary course of business, or (B) encumbrances and Liens that are incurred in the ordinary course of business;

(xii)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing Contracts to which a VAALCO JV Entity is a party or bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person;

(xiii)

enter into any agreement that, if entered into prior to the date hereof, would have been a VAALCO Material Contract, or modify, amend in any material respect, transfer or terminate any VAALCO Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xiv)

breach in any material respect (by act or omission) any of the provisions of the VAALCO Material Contracts (and notify TransGlobe in a timely manner of any facts or circumstances of which it is aware which indicate that there has been such a material breach); or

(xv)	materially change the business carried on by VAALCO and its Subsidiaries, taken as a whole;

(c)

VAALCO shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained by VAALCO or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)

VAALCO shall not authorize, agree to, propose, enter into or modify any Contract to do any of the matters prohibited by the other subsections of this Section 5.2 or resolve to do so; provided, however, that VAALCO may enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding the acquisition of such Person or the purchase of any property or assets from any other Person.

5.3	Covenants Relating to the Consideration Shares

(a)	VAALCO shall apply for and use commercially reasonable efforts to obtain:

(i)	approval of the listing for trading on the NYSE by the Effective Time of the Consideration Shares issuable pursuant to the Arrangement, subject to official notice of issuance;

(ii)

acknowledgement from the FCA that the application for Admission has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject (“U.K. Listing Conditions”)), Admission will become effective as soon as a dealing notice has been issued by the FCA and any U.K. Listing Conditions having been satisfied; and

(iii)	acknowledgement from the LSE that the conditions to the Enlarged Share Capital being admitted to trading on the standard segment of the Main Market have been satisfied.

(b)

TransGlobe shall use commercially reasonable efforts to cooperate with VAALCO in connection with the  actions set out in paragraph (a) above, including by providing information reasonably requested by VAALCO in connection therewith.

5.4	Covenants of VAALCO Regarding Blue-Sky Laws

VAALCO shall use its commercially reasonable efforts ensure that the Consideration Shares shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

5.5	Mutual Covenants of the Parties Regarding Takeover Laws

Each of the Parties agrees that it and its board of directors shall (a) grant all such approvals and take all such actions as are reasonably necessary or appropriate so that no Takeover Law prohibits or impairs consummation of the transactions contemplated hereby and (b) if any Takeover Law prohibits or impairs consummation of the transactions contemplated  hereby, grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Takeover Law on such transactions.

5.6	Mutual Covenants of the Parties Relating to the Arrangement

Each of the Parties covenants and agrees that, other than in connection with Section 6.2(d), subject to the terms and conditions of this Agreement, during that period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use all commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to TransGlobe Material Contracts or VAALCO Material Contracts, as the case may be; (ii) obtain all necessary and material Authorizations as are required to be obtained by it or any of its Subsidiaries under applicable Laws; (iii) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Sections 6.2(a), 6.2(b), 6.2(c), 6.3(a), 6.3(b) and 6.3(c); and (iv) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)

it shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated herein;

(c)

it shall use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other Proceedings against itself or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including Orders, relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (iii) appeal or overturn or otherwise have lifted or rendered non- applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins TransGlobe, VAALCO or AcquireCo from consummating the Arrangement; and

(d)

it shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated hereby.

5.7	Treatment of TransGlobe Awards

The Parties and the TransGlobe Board (and any relevant committee thereof) will take such actions (including all actions permitted under the TransGlobe Equity Incentive Plans) as are necessary such that, from and after the Effective Time:

(a)	Each TransGlobe Award, in each case that is outstanding as of immediately prior to the Effective Time, shall be dealt with as provided in the Plan of Arrangement.

(b)

Notwithstanding any provision herein to the contrary, at or prior to the Effective Time, TransGlobe, the Board or the Compensation, Human Resources and Governance Committee of the Board, as applicable, shall adopt any resolutions and take all actions that are necessary to effectuate the provisions of this Agreement and the Plan of Arrangement related to the TransGlobe Awards.

5.8	Certain TransGlobe Covenants Regarding Non-Solicitation

(a)

Except as otherwise expressly provided in this Section 5.8, TransGlobe shall not, and TransGlobe shall cause its Subsidiaries and their respective directors, officers, employees, and shall use its reasonable best efforts to cause its other Representatives, not to:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement pursuant to Section 5.8(e))) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a TransGlobe Acquisition Proposal;

(ii)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than VAALCO and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a TransGlobe Acquisition Proposal, it being acknowledged and agreed that, provided TransGlobe is then in compliance with its obligations under this Section 5.8, TransGlobe may (x) advise any Person of the restrictions of this Agreement, (y) advise a Person who has submitted a written TransGlobe Acquisition Proposal of the conclusion (without further communication) that its TransGlobe Acquisition Proposal does not constitute a TransGlobe Superior Proposal or (z) communicate with any Person solely for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person;

(iii)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any TransGlobe Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.8(e));

(iv)

(1) modify or qualify in any manner adverse to (or public proposal to do so) VAALCO or AcquireCo, or withdraw, the  TransGlobe  Board Recommendation, (2) make any approval, endorsement or recommendation (or public proposal to do so) by the TransGlobe Board of any tender offer, take-over bid or other TransGlobe Acquisition Proposal (other than a recommendation against such offer, bid or TransGlobe Acquisition Proposal), (3) fail to include the TransGlobe Board Recommendation in the TransGlobe Circular, (4) fail to publicly reaffirm the TransGlobe Board Recommendation within five Business Days after VAALCO reasonably requests in writing after a material event or development (other than an event described in clause (5) below) (or within such fewer number of days as remains before the day that is two Business Days before the TransGlobe Meeting), (5) in the case of a take-over bid subject to National Instrument 62-104 - Takeover Bids and Issuer Bids, fail to unanimously (subject to abstentions of any conflicted director) recommend, in a directors’ circular, rejection of such take-over bid within fifteen days of the date of such take- over bid, or (6) take no position or a neutral position with respect to a TransGlobe Acquisition Proposal for more than five Business Days after the public announcement of such TransGlobe Acquisition Proposal (it being understood that taking no position or a neutral position with respect to a TransGlobe Acquisition Proposal for a period of no more than five Business Days after the public announcement of such TransGlobe Acquisition Proposal will not be considered to be a TransGlobe  Change in Recommendation provided the TransGlobe Board has rejected such TransGlobe Acquisition Proposal and reaffirmed the TransGlobe Board

Recommendation before the end of such five Business Day period) ((1), (2), (3), (4), (5) or (6) each a “TransGlobe Change in Recommendation”); or

(v)	make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the TransGlobe Board of the transactions contemplated hereby.

(b)

TransGlobe shall, and shall cause its Subsidiaries and Representatives to, immediately cease any solicitation, discussions, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than VAALCO and its Subsidiaries or affiliates) conducted by TransGlobe or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, a TransGlobe Acquisition Proposal, and, in connection therewith, TransGlobe will discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise) and shall as soon as practicable (and in any event within 24 hours) request, and use its commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding TransGlobe and its Subsidiaries previously provided in connection therewith to any Person other than VAALCO and AcquireCo to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c)

TransGlobe represents and warrants as of the date of this Agreement that neither TransGlobe nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which TransGlobe or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of this Agreement. TransGlobe covenants and agrees that (i) it shall enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which TransGlobe or any of its Subsidiaries is a party, and (ii) neither TransGlobe nor any of its Subsidiaries nor any of their respective Representatives has (within the last 12 months) or will, without the prior written consent of VAALCO (which may be withheld or delayed in VAALCO’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting TransGlobe, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which TransGlobe or any of its Subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction in accordance with its terms shall not be a breach of this Section 5.8(c).

(d)

TransGlobe shall as soon as practicable, and in any event, within 24 hours, notify VAALCO (orally at first and then in writing, in each case within 24 hours) if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a TransGlobe Acquisition Proposal, of such TransGlobe Acquisition Proposal, inquiry, proposal or offer, including the identity of the Person making such TransGlobe Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions thereof and unredacted copies of all material or substantive documents or correspondence received in respect of, from or on behalf of any such Person. TransGlobe shall keep VAALCO promptly and fully informed of the material developments and discussions and negotiations with respect to such TransGlobe Acquisition Proposal, inquiry, proposal or offer, including any material changes, modifications or other amendments thereto.

(e)

Notwithstanding any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the TransGlobe Shareholder Approval having been obtained, TransGlobe receives a request for material non-public information or to enter into discussions, from a Person that proposes to TransGlobe an unsolicited bona fide written TransGlobe Acquisition Proposal that did not result from a breach of this Section 5.8 (and which has not been withdrawn) and the TransGlobe Board determines, in good faith after consultation with its outside financial and legal advisors, that such TransGlobe Acquisition Proposal constitutes or would reasonably be expected to constitute a TransGlobe Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such TransGlobe Acquisition Proposal is subject), then, and only in such case, TransGlobe may (x) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such TransGlobe Acquisition Proposal, and (y) provide the Person making such TransGlobe Acquisition Proposal with, or access to, confidential information regarding TransGlobe and its Subsidiaries, but only to the extent that VAALCO had previously been, or is concurrently, provided with, or access to, the same information, if, and only if:

(i)

TransGlobe has entered into a confidentiality agreement on terms no less favourable in aggregate to TransGlobe than the Confidentiality Agreement (provided such confidentiality agreement shall not be required to have any standstill provisions), a copy of which shall be provided to VAALCO promptly and in any event prior to providing such Person with any such copies, access or disclosure, and provided further that such confidentiality agreement will not contain any exclusivity provision or other term that would restrict, in any manner, TransGlobe’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to VAALCO and AcquireCo pursuant to this Agreement, and any such copies, access or disclosure provided to such Person will have already been, or will substantially concurrently be, provided to VAALCO;

(ii)

the Person submitting the TransGlobe Acquisition Proposal was not restricted from making such TransGlobe Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with TransGlobe or any of its Subsidiaries; and

(iii)	TransGlobe has been, and continues to be, in material compliance with this Section 5.8.

(f)

Notwithstanding any other provision of this Agreement, TransGlobe shall not make a TransGlobe Change in Recommendation in connection with a TransGlobe Acquisition Proposal unless all of the following conditions are satisfied:

(i)	the TransGlobe Board has determined that the TransGlobe Acquisition Proposal constitutes a TransGlobe Superior Proposal;

(ii)	the TransGlobe Shareholder Approval has not been obtained;

(iii)	TransGlobe has been, and continues to be, in material compliance with this Section 5.8;

(iv)

TransGlobe has promptly provided VAALCO with a notice in writing that there is a TransGlobe Superior Proposal, together with all documentation related to and detailing the TransGlobe Superior Proposal, including a copy of any proposed agreement and all ancillary documentation relating to such TransGlobe Superior Proposal as well as the cash value that the TransGlobe Board has, after consultation with outside financial advisors, determined should be ascribed to any non-cash consideration offered under the TransGlobe Superior Proposal;

(v)	five Business Days (the “VAALCO Response Period”) shall have elapsed from the date VAALCO received the notice and documentation referred to in Section 5.8(f)(iv) from TransGlobe; and

(vi)

if VAALCO has proposed to amend the terms of the Arrangement in accordance with Section 5.8(g), the TransGlobe Board shall have determined, in good faith, after consultation with its outside financial and legal advisors, that the TransGlobe Acquisition Proposal remains a TransGlobe Superior Proposal compared to the proposed amendment to the terms of the Arrangement by VAALCO, if applicable.

(g)

For greater certainty, notwithstanding any TransGlobe Change in Recommendation, unless this Agreement has been terminated in accordance with its terms, TransGlobe shall cause the TransGlobe Meeting to occur and the Arrangement Resolution to be put to the TransGlobe Shareholders thereat for consideration in accordance with this Agreement, and TransGlobe shall not, except as required by applicable Law, submit to a vote of its shareholders any TransGlobe Acquisition Proposal other than the Arrangement Resolution prior to the termination of this Agreement.

(h)

TransGlobe acknowledges and agrees that, during the VAALCO Response Period or such longer period as TransGlobe may approve for such purpose, VAALCO shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The

TransGlobe Board will review any such proposal to determine in good faith whether VAALCO’s proposal to amend the Agreement would result in the TransGlobe Acquisition Proposal ceasing to be a TransGlobe Superior Proposal. If the TransGlobe Board determines that the TransGlobe Acquisition Proposal is not a TransGlobe Superior Proposal as compared to the proposed amendments to the terms of the Agreement, it will promptly advise VAALCO and enter into an amended agreement with VAALCO reflecting such proposed amendments. If the TransGlobe Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such TransGlobe Acquisition Proposal remains a TransGlobe Superior Proposal and therefore rejects VAALCO’s offer to amend this Agreement and the Arrangement, if any, TransGlobe may, subject to compliance with the other provisions hereof, make a TransGlobe Change in Recommendation. Each successive modification of any TransGlobe Acquisition Proposal shall constitute a new TransGlobe Acquisition Proposal for the purposes of this Section 5.8 and VAALCO shall be afforded a new VAALCO Response Period in respect of each such TransGlobe Acquisition Proposal from the date on which VAALCO received the notice and documentation referred to in Section 5.8(f)(iv) in respect of such new TransGlobe Superior Proposal from TransGlobe.

(i)

The TransGlobe Board will promptly reaffirm the TransGlobe Board Recommendation by press release after: (A) the TransGlobe Board determines any TransGlobe Acquisition Proposal that has been publicly announced or publicly disclosed is not a TransGlobe Superior Proposal; or (B) the TransGlobe Board determines that a proposed amendment to the terms of the Arrangement would result in any TransGlobe Acquisition Proposal which has been publicly announced or made not being a TransGlobe Superior Proposal. VAALCO and its legal counsel will be given a reasonable opportunity to review and comment on the form and content of any such press release and TransGlobe will make all reasonable amendments to such press release as requested by VAALCO and its legal counsel.

(j)	Notwithstanding the foregoing, TransGlobe may effect a TransGlobe Change in Recommendation in response to a TransGlobe Intervening Event if and only if all of the following are satisfied:

(i)

the TransGlobe Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to effect a TransGlobe Change in Recommendation in response to such TransGlobe Intervening Event would be inconsistent with its fiduciary duties under applicable Law;

(ii)	the TransGlobe Shareholder Approval shall not have been obtained;

(iii)

TransGlobe shall have promptly provided VAALCO with a  notice in writing that it intends to effect a TransGlobe Change in Recommendation in response to a TransGlobe Intervening Event, describing in reasonable detail the underlying facts giving rise to, and the reasons for making, such TransGlobe Change in Recommendation (it being understood that such notice shall not constitute a TransGlobe Change in Recommendation for purposes of this Agreement);

(iv)	five Business Days (the “VAALCO Intervening Event Response Period”) shall have elapsed from the date VAALCO received the notice referred to in Section 5.8(j)(iii) from TransGlobe; and

(v)

if VAALCO has proposed to amend the terms of the Arrangement in accordance with Section 5.8(k), the TransGlobe Board shall have determined after complying with its obligations under Section 5.8(k), in good faith, after consultation with its outside legal advisors, that the failure to effect a TransGlobe Change in Recommendation in response to such TransGlobe Intervening Event would be inconsistent with its fiduciary duties under applicable Law.

(k)

TransGlobe acknowledges and agrees that, during the VAALCO Intervening Event Response Period or such longer period as TransGlobe may approve for such purpose, VAALCO shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The TransGlobe Board will review any such proposal to determine in good faith whether VAALCO’s proposal to amend this Agreement would obviate the need to effect a TransGlobe Change in Recommendation in response to the TransGlobe Intervening Event. If the TransGlobe Board determines that it need not effect a TransGlobe Change in Recommendation in response to the TransGlobe Intervening Event in light of the proposed amendments to the terms of the Agreement, it will promptly advise VAALCO and enter into an amended agreement with VAALCO and AcquireCo reflecting such proposed amendments. If the TransGlobe Board continues to believe in good faith, after consultation with its outside legal counsel, that the failure to effect a TransGlobe Change in Recommendation in response to such TransGlobe Intervening Event would be inconsistent with its fiduciary duties under applicable Law and therefore rejects VAALCO’s offer to amend this Agreement and the Arrangement, if any, TransGlobe may, subject to compliance with the other provisions hereof, make a TransGlobe Change in Recommendation.

(l)

In circumstances where TransGlobe provides VAALCO with notice of a TransGlobe Superior Proposal and all documentation contemplated by Section 5.8(f)(iv) or a notice contemplated by Section 5.8(j)(iii), in each case, on a date that is less than seven Business Days prior to the TransGlobe Meeting, TransGlobe may, or if and as requested by VAALCO, TransGlobe shall, either proceed with or postpone the TransGlobe Meeting to a date that is not more than seven Business Days after the scheduled date of such TransGlobe Meeting, as directed by VAALCO, provided, however, that the TransGlobe Meeting shall not be adjourned or postponed to a date later than the fifth Business Day prior to the Outside Date.

(m)	Without limiting the generality of the foregoing, TransGlobe shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Section 5.8 and any violation of the restrictions set forth in this Section 5.8 by TransGlobe, its Subsidiaries or Representatives is deemed to be a breach of this Section 5.8 by TransGlobe.

(n)

Nothing contained in this Section 5.8 shall prohibit TransGlobe or the TransGlobe Board or a committee thereof from making any disclosure to the TransGlobe Shareholders that is required by Law or stock exchange rule or listing agreement provided, however, that (i) TransGlobe shall provide VAALCO and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.8(n) and shall give reasonable consideration to such comments, and (ii) this Section 5.8(n) shall not be deemed to permit the TransGlobe Board to make a TransGlobe Change in Recommendation other than in accordance with Section 5.8(f) or Section 5.8(j).

5.9	Certain VAALCO Covenants Regarding Non-Solicitation

(a)

Except as otherwise expressly provided in this Section 5.9, VAALCO shall not, and VAALCO shall cause its Subsidiaries (including AcquireCo) and their respective directors, officers, employees, and shall use its reasonable best efforts to cause its other Representatives, not to:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement pursuant to Section 5.9(e))) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a VAALCO Acquisition Proposal;

(ii)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than TransGlobe and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a VAALCO Acquisition Proposal, it being acknowledged and agreed that, provided VAALCO is then in compliance with its obligations under this Section 5.9, VAALCO may (x) advise any Person of the restrictions of this Agreement, (y) advise a Person who has submitted a written VAALCO Acquisition Proposal of the conclusion (without further communication) that its VAALCO Acquisition Proposal does not constitute a VAALCO Superior Proposal or

(z) communicate with any Person solely for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person;

(iii)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any VAALCO Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.9(e));

(iv)	(1) modify or qualify in any manner adverse to (or public proposal to do so) TransGlobe, or withdraw, the VAALCO Board Recommendation, (2) make any approval, endorsement or recommendation (or public proposal to do so) by the VAALCO Board of any tender offer, take-over bid or other VAALCO Acquisition Proposal (other than a recommendation against such offer, bid or VAALCO Acquisition Proposal), (3) fail to include the VAALCO Board Recommendation in the VAALCO Proxy Statement, (4) fail to publicly reaffirm the VAALCO Board Recommendation within five Business Days after TransGlobe reasonably requests in writing after a material event or development (other than an event described in clause (5) below) (or within such fewer number of days as remains before the day that is two Business Days before the VAALCO Meeting), (5) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 against any VAALCO Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the U.S. Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the U.S. Exchange Act) of such tender offer or exchange offer, or (6) take no position or a neutral position with respect to a VAALCO Acquisition Proposal for more than five Business Days after the public announcement of such VAALCO Acquisition Proposal (it being understood that taking no position or a neutral position with respect to a VAALCO Acquisition Proposal for a period of no more than five Business Days after the public announcement of such VAALCO Acquisition Proposal will not be considered to be a VAALCO Change in Recommendation provided, other than with respect to an event described in clause (5) above, the VAALCO Board has rejected such VAALCO Acquisition Proposal and reaffirmed the VAALCO Board Recommendation before the end of such five Business Day period) ((1), (2), (3), (4), (5) or (6) each a “VAALCO Change in Recommendation”); or

(v)	make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the VAALCO Board of the transactions contemplated hereby.

(b)

VAALCO shall, and shall cause its Subsidiaries and Representatives to, immediately cease any solicitation, discussions, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than TransGlobe and its Subsidiaries or affiliates) conducted by VAALCO or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, a VAALCO Acquisition Proposal, and, in connection therewith, VAALCO will discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise) and shall as soon as practicable (and in any event within 24 hours) request, and use its commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding VAALCO and its Subsidiaries previously provided in connection therewith to any Person other than TransGlobe to  the  extent such  information has not already  been  returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c)

VAALCO represents and warrants as of the date of this Agreement that neither VAALCO nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which VAALCO or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of this Agreement. VAALCO covenants and agrees that (i) it shall enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which VAALCO or any of its Subsidiaries is a party, and (ii) neither VAALCO nor any of its Subsidiaries nor any of their respective Representatives has (within the last 12 months) or will, without the prior written consent of TransGlobe (which may be withheld or delayed in TransGlobe’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting VAALCO, or any of its Subsidiaries, under any standstill, confidentiality, non- disclosure, business purpose, use or similar agreement or restriction to which VAALCO or any of its Subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction in accordance with its terms shall not be a breach of this Section 5.9(c).

(d)

VAALCO shall as soon as practicable, and in any event, within 24 hours, notify TransGlobe (orally at first and then in writing, in each case within 24 hours) if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a VAALCO Acquisition Proposal, of such VAALCO Acquisition Proposal, inquiry, proposal or offer, including the identity of the Person making such VAALCO Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions thereof and unredacted copies of all material or substantive documents or correspondence received in respect of, from or on behalf of any such Person. VAALCO shall keep TransGlobe promptly and fully informed of the material developments and discussions and negotiations with respect to such VAALCO Acquisition Proposal, inquiry, proposal or offer, including any material changes, modifications or other amendments thereto.

(e)

Notwithstanding any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the VAALCO Stockholder Approval having been obtained, VAALCO receives a request for material non-public information or to enter into discussions, from a Person that proposes to VAALCO an unsolicited bona fide written VAALCO Acquisition Proposal that did not result from a breach of this Section 5.9 (and which has not been withdrawn) and the VAALCO Board determines, in good faith after consultation with its outside financial and legal advisors, that such VAALCO Acquisition Proposal constitutes or would reasonably be expected to constitute a VAALCO Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such VAALCO Acquisition Proposal is subject), then, and only in such case,

VAALCO may (x) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such VAALCO Acquisition Proposal, and (y) provide the Person making such VAALCO Acquisition Proposal with, or access to, confidential information regarding VAALCO and its Subsidiaries, but only to the extent that TransGlobe had previously been, or is concurrently, provided with, or access to, the same information, if, and only if:

(i)

VAALCO has entered into a confidentiality agreement on terms no less favourable in aggregate to VAALCO than the Confidentiality Agreement (provided such confidentiality agreement shall not be required to have any standstill provisions), a copy of which shall be provided to TransGlobe promptly and in any event prior to providing such Person with any such copies, access or disclosure, and provided further that such confidentiality agreement will not contain any exclusivity provision or other term that would restrict, in any manner, VAALCO’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to TransGlobe pursuant to this Agreement, and any such copies, access or disclosure provided to such Person will have already been, or will substantially concurrently be, provided to TransGlobe;

(ii)

the Person submitting the VAALCO Acquisition Proposal was not restricted from making such VAALCO Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with VAALCO or any of its Subsidiaries; and

(iii)	VAALCO has been, and continues to be, in material compliance with this Section 5.9.

(f)

Notwithstanding any other provision of this Agreement, VAALCO shall not make a VAALCO Change in Recommendation in connection with a VAALCO Acquisition Proposal unless all of the following conditions are satisfied:

(i)	the VAALCO Board has determined that the VAALCO Acquisition Proposal constitutes a VAALCO Superior Proposal;

(ii)	the VAALCO Stockholder Approval has not been obtained;

(iii)	VAALCO has been, and continues to be, in material compliance with this Section 5.9;

(iv)

VAALCO has promptly provided TransGlobe with a notice in writing that there is a VAALCO Superior Proposal, together with all documentation related to and detailing the VAALCO Superior Proposal, including a copy of any proposed agreement and all ancillary documentation relating to such VAALCO Superior Proposal as well as the cash value that the VAALCO Board has, after consultation with outside financial advisors, determined should be ascribed to any non-cash consideration offered under the VAALCO Superior Proposal;

(v)	five Business Days (the “TransGlobe Response Period”) shall have elapsed from the date TransGlobe received the notice and documentation referred to in Section 5.9(f)(iv) from VAALCO; and

(vi)

if TransGlobe has proposed to amend the terms of the Arrangement in accordance with Section 5.9(g), the VAALCO Board shall have determined, in good faith, after consultation with its outside financial and legal advisors, that the VAALCO Acquisition Proposal remains a VAALCO Superior Proposal compared to the proposed amendment to the terms of the Arrangement by TransGlobe, if applicable.

(g)

For greater certainty, notwithstanding any VAALCO Change in Recommendation, unless this Agreement has been terminated in accordance with its terms, VAALCO shall cause the VAALCO Meeting to occur and the VAALCO Resolutions to be put to the VAALCO Stockholders thereat for consideration in accordance with this Agreement, and VAALCO shall not, except as required by applicable Law, submit to a vote of its stockholders any VAALCO Acquisition Proposal other than the VAALCO Resolutions prior to the termination of this Agreement.

(h)

VAALCO acknowledges and agrees that, during the TransGlobe Response Period or such longer period as VAALCO may approve for such purpose, TransGlobe shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including a modification of the Consideration. The VAALCO Board will review any such proposal to determine in good faith whether TransGlobe’s proposal to amend the Agreement would result in the VAALCO Acquisition Proposal ceasing to be a VAALCO Superior Proposal. If the VAALCO Board determines that the VAALCO Acquisition Proposal is not a VAALCO Superior Proposal as compared to the proposed amendments to the terms of the Agreement, it will promptly advise TransGlobe and enter into an amended agreement with TransGlobe reflecting such proposed amendments. If the VAALCO Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such VAALCO Acquisition Proposal remains a VAALCO Superior Proposal and therefore rejects TransGlobe’s offer to amend this Agreement and the Arrangement, if any, VAALCO may, subject to compliance with the other provisions hereof, make a VAALCO Change in Recommendation. Each successive modification of any VAALCO Acquisition Proposal shall constitute a new VAALCO Acquisition Proposal for the purposes of this Section

5.9 and TransGlobe shall be afforded a new TransGlobe Response Period in respect of each such VAALCO Acquisition Proposal from the date on which TransGlobe received the notice and documentation referred to in Section 5.9(f)(iv) in respect of such new VAALCO Superior Proposal from VAALCO.

(i)

The VAALCO Board will promptly reaffirm the VAALCO Board Recommendation by press release after: (1) the VAALCO Board determines any VAALCO Acquisition Proposal that has been publicly announced or publicly disclosed is not  a VAALCO Superior Proposal; or (2) the VAALCO Board determines that a proposed amendment to the terms of the Arrangement would result in any VAALCO Acquisition Proposal which has been publicly announced or made not being a VAALCO Superior Proposal. TransGlobe and its legal counsel will be given a reasonable opportunity to review and comment on the form and content of any such press release and VAALCO will make all reasonable amendments to such press release as requested by TransGlobe and its legal counsel.

(j)	Notwithstanding the foregoing, VAALCO may effect a VAALCO Change in Recommendation in response to a VAALCO Intervening Event if and only if all of the following are satisfied:

(i)

the VAALCO Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to effect a VAALCO Change in Recommendation in response to such VAALCO Intervening Event would be inconsistent with its fiduciary duties under applicable Law;

(ii)	the VAALCO Stockholder Approval shall not have been obtained;

(iii)

VAALCO shall have promptly provided TransGlobe with a  notice in writing that it intends to effect a VAALCO Change in Recommendation in response to a VAALCO Intervening Event, describing in reasonable detail the underlying facts giving rise to, and the reasons for making, such VAALCO Change in Recommendation (it being understood that such notice shall not constitute a VAALCO Change in Recommendation for purposes of this Agreement);

(iv)	five Business Days (the “TransGlobe Intervening Event Response Period”) shall have elapsed from the date TransGlobe received the notice referred to in Section 5.9(j)(iii) from VAALCO; and

(v)

if TransGlobe has proposed to amend the terms of the Arrangement in accordance with Section 5.9(k), the VAALCO Board shall have determined after complying with its obligations under Section 5.9(k), in good faith, after consultation with its outside legal advisors, that the failure to effect a VAALCO Change in Recommendation in response to such VAALCO Intervening Event would be inconsistent with its fiduciary duties under applicable Law.

(k)

VAALCO acknowledges and agrees that, during the TransGlobe Intervening Event Response Period or such longer period as VAALCO may approve for such purpose, TransGlobe shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The VAALCO Board will review any such proposal to determine in good faith whether TransGlobe’s proposal to amend the Agreement would obviate the need to effect a VAALCO Change in Recommendation in response to the VAALCO Intervening Event. If the VAALCO Board determines that it need not effect a VAALCO Change in Recommendation in response to the VAALCO

Intervening Event in light of the proposed amendments to the terms of this Agreement, it will promptly advise TransGlobe and enter into an amended agreement with TransGlobe reflecting such proposed amendments. If the VAALCO Board continues to believe in good faith, after consultation with its outside legal counsel, that the failure to effect a VAALCO Change in Recommendation in response to such VAALCO Intervening Event would be inconsistent with its fiduciary duties under applicable Law and therefore rejects TransGlobe’s offer to amend this Agreement and the Arrangement, if any, VAALCO may, subject to compliance with the other provisions hereof, make a VAALCO Change in Recommendation.

(l)

In circumstances where VAALCO provides TransGlobe with notice of a VAALCO Superior Proposal and all documentation contemplated by Section 5.9(f)(iv) or a notice contemplated by Section 5.9(j)(iii), in each case, on a date that is less than seven Business Days prior to the VAALCO Meeting, VAALCO may, or if and as requested by TransGlobe, VAALCO shall, either proceed with or postpone the VAALCO Meeting to a date that is not more than seven Business Days after the scheduled date of such VAALCO Meeting, as directed by TransGlobe, provided, however, that the VAALCO Meeting shall not be adjourned or postponed to a date later than the fifth Business Day prior to the Outside Date.

(m)

Without limiting the generality of the foregoing, VAALCO shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Section 5.9 and any violation of the restrictions set forth in this Section 5.9 by VAALCO, its Subsidiaries or Representatives is deemed to be a breach of this Section 5.9 by VAALCO.

(n)

Nothing contained in this Section 5.9 shall prohibit VAALCO or the VAALCO Board or a committee thereof from (i) taking and disclosing to the stockholders of VAALCO a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the U.S. Exchange Act, (ii) making any disclosure to the stockholders of VAALCO that is required by Law or stock exchange rule or listing agreement, (iii) complying with Item 1012(a) of Regulation M-A promulgated under the U.S. Exchange Act or (iv) making any “stop, look and listen” communication to the stockholders of VAALCO pursuant to Rule 14d-9(f) under the U.S. Exchange Act (or any substantially similar communication); provided, however, that (i) VAALCO shall provide TransGlobe and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.9(n) and shall give reasonable consideration to such comments, and (ii) this Section 5.9(n) shall not be deemed to permit the VAALCO Board to make a VAALCO Change in Recommendation other than in accordance with Section 5.9(f) or Section 5.9(j).

5.10	Access to Information; Confidentiality

(a)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws, each of VAALCO or AcquireCo, as applicable, and TransGlobe shall, and shall cause its Representatives to, afford to the other and its Representatives such access as the other Party may reasonably require at all reasonable times, to its officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as it may reasonably request; provided that the Party furnishing data or information (the “Furnishing Party”) shall not be required to (or to cause any of the Furnishing Party’s Subsidiaries to) afford such access or furnish such information to the extent that the Furnishing Party believes, in its reasonable good faith judgment, that doing so would (i) result in the loss of attorney-client, work product or other privilege, (ii) result in the disclosure of any trade secrets of third parties or violate any obligations of the Furnishing Party or any of the Furnishing Party’s Subsidiaries with respect to confidentiality to any third party, or otherwise breach, contravene or violate any such effective Contract to which the Furnishing Party or any Subsidiary of the Furnishing Party is a party or (iii) breach, contravene or violate any applicable Law; provided that the Furnishing Party shall use its reasonable best efforts to cause such information to be provided in a manner that would not violate the foregoing.

(b)

VAALCO, AcquireCo and TransGlobe acknowledge and agree that information furnished pursuant to this Section 5.10 shall be subject to the terms and conditions of the Confidentiality Agreement. Any such investigation by a Party and its representatives shall not mitigate, diminish or affect the representations and warranties of the other Party contained in this Agreement or any document or certificate given pursuant hereto.

5.11	Insurance and Indemnification

(a)

Prior to the Effective Time, TransGlobe shall purchase customary “tail” policies of directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by TransGlobe and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and TransGlobe will and will cause its Subsidiaries to, maintain such “tail” policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that TransGlobe and its Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of TransGlobe’s current annual aggregate premium for policies currently maintained by TransGlobe or its Subsidiaries; provided further, that in the event such premiums exceed 300% TransGlobe shall arrange prior to the Effective Time to purchase such insurance up to the amount that can be purchased with a premium at such 300% level.

(b)

TransGlobe will, and will cause its Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of TransGlobe and its Subsidiaries under Law and under the articles or other constating documents of TransGlobe and/or its Subsidiaries or under any agreement or contract of any indemnified person with

TransGlobe or with any of its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement, and, to the extent within the control of TransGlobe, TransGlobe shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)	From and following the Effective Time, VAALCO or AcquireCo will cause TransGlobe to comply with its obligations under Section 5.11(a) and Section 5.11(b).

(d)

If VAALCO, AcquireCo, TransGlobe or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, VAALCO shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of TransGlobe or its Subsidiaries) assumes all of the obligations set forth in this Section 5.11.

(e)

The provisions of this Section 5.11 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, TransGlobe hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section 5.11 on their behalf. Furthermore, this Section 5.11 shall survive  the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

5.12	Pre-Acquisition Reorganization

(a)

Subject to Section 5.12(b), TransGlobe agrees that, upon reasonable request of VAALCO, TransGlobe shall use its commercially reasonable efforts to (i) perform such reorganizations of the corporate structure, capital structure, business, operations and assets of TransGlobe or its Subsidiaries or such other transactions as VAALCO may request prior to the Effective Date, acting reasonably (each a “Pre-Acquisition Reorganization”), and the Plan of Arrangement, if required, shall be modified accordingly, and (ii) cooperate with VAALCO and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(b)

TransGlobe and its Subsidiaries will not be obligated to participate in any Pre- Acquisition Reorganization under Section 5.12(a) unless such Pre-Acquisition Reorganization in the opinion of TransGlobe, acting reasonably:

(i)

cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to the TransGlobe Shareholders incrementally greater than the Taxes to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization;

(ii)	is not prejudicial to TransGlobe or its securityholders in any material respect;

(iii)	does not require TransGlobe to obtain the approval of securityholders of TransGlobe or proceed absent any required consent of any third party;

(iv)	does not unreasonably interfere with TransGlobe’s material operations prior to the Effective Time;

(v)	does not require TransGlobe or its Subsidiaries to contravene any Contract, Authorization or applicable Laws, or its organization documents;

(vi)	is effected as close as reasonably practicable prior to the Effective Time, and in any case no earlier than one Business Day prior to the Effective Date; and

(vii)	does not impair the ability of TransGlobe to consummate, and will not prevent or materially delay the consummation of, the Arrangement.

(c)

VAALCO must provide written notice to TransGlobe of any proposed Pre- Acquisition Reorganization in reasonable written detail at least ten Business Days prior to the Effective Date. Upon receipt of such notice, TransGlobe and VAALCO shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are reasonably necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require TransGlobe to obtain approval of the TransGlobe Shareholders (other than as properly put forward and approved at the TransGlobe Meeting)) and such Pre-Acquisition Reorganization shall be made effective after VAALCO has waived or confirmed that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied other than conditions that, by their terms, are to be satisfied on the Effective Date.

(d)

Unless the Arrangement is not completed due to a breach by TransGlobe of the terms and conditions of this Agreement or in circumstances that would give rise to the payment by TransGlobe of a TransGlobe Termination Fee, VAALCO (or, at VAALCO’s direction, AcquireCo) agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization, including professional fees and expenses and Taxes, to be carried out at its request and shall indemnify and save harmless TransGlobe and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre- Acquisition Reorganization (including in respect of any unwinding, reversal, modification or termination of a Pre-Acquisition Reorganization) and that any Pre-

Acquisition Reorganization will not be considered in determining whether a representation or warranty of TransGlobe under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). If the Arrangement is not completed (other than due to a breach by TransGlobe of the terms and conditions of this Agreement or in circumstances that would give rise to the payment by TransGlobe of a TransGlobe Termination Fee), VAALCO (or, at VAALCO’s direction, AcquireCo) shall reimburse TransGlobe forthwith for all reasonable fees and expenses (including any professional fees and expenses and Taxes) incurred by TransGlobe in considering or effecting all or any part of the Pre-Acquisition Reorganization.

5.13	Financing Cooperation

(a)

TransGlobe agrees to use commercially reasonable efforts to provide, and to cause each of its Subsidiaries and each of their respective Representatives to provide, such cooperation as may be reasonably requested by VAALCO in connection with the borrowing or an issuance of debt by VAALCO, AcquireCo and/or any liability management transaction (including, without limitation, any exchange offers, consent solicitations or tender offers) with respect to debt existing on the date hereof of TransGlobe or its Subsidiaries (collectively, a “Debt Financing”), including, without limitation to, upon reasonable notice: (i) provide assistance with any discussions of and/or furnish, as applicable, such business, financial statements, pro forma financials, projections, management discussion and analysis and other customary financial data and information (including diligence materials) reasonably required in connection with any Debt Financing, (ii) direct their respective independent accountants to provide customary and reasonable assistance in connection with any Debt Financing, including in connection with providing customary comfort letters and consents, (iii) obtain customary payoff letters, releases of liens and other instruments of termination or discharge reasonably requested by VAALCO in connection with the repayment of debt of TransGlobe and its Subsidiaries (provided that the effectiveness of any such arrangements shall be contingent on the completion of the Arrangement) and (iv) authorize and facilitate discussions, meetings and other engagement by VAALCO, its Subsidiaries or affiliates with the current lenders, noteholders or other providers of existing indebtedness to TransGlobe or any of its Subsidiaries for the purpose of obtaining Debt Financing, including by necessary or appropriate waivers of the Confidentiality Agreement to permit such activities. VAALCO (or, at VAALCO’s direction, AcquireCo) shall reimburse TransGlobe for all reasonable out-of-pocket costs or expenses incurred by TransGlobe and its Subsidiaries in connection with cooperation provided for in this Section 5.13 to the extent the information requested was not otherwise prepared or available in the ordinary course of business.

(b)

Prior to the Effective Date, none of TransGlobe, its Subsidiaries or its or their respective Representatives shall be required to take any action that: (i) would contravene any applicable Law or any agreement that relates to borrowed money to which TransGlobe or any of its Subsidiaries are a party: (ii) would reasonably be expected to impair or prevent the satisfaction of any condition in Article 6 hereof; or (iii) would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with any Debt Financing or their performance of their respective obligations under this Section 5.13 or any information utilized in connection therewith (except, in the case of this paragraph (iii) in respect of TransGlobe and its Subsidiaries, to the extent such liability, cost, expense or indemnity is conditional upon the occurrence of the Effective Time). VAALCO (or, at VAALCO’s direction, AcquireCo) shall indemnify and hold harmless TransGlobe and its Subsidiaries and their respective Representatives from and against any and all costs suffered or incurred by them in connection with any Debt Financing and the performance of their respective obligations under this Section 5.13 and any information utilized in connection therewith (other than arising from information provided by TransGlobe or its Subsidiaries specifically for use in the Debt Financing pursuant to this Section 5.13). TransGlobe hereby consents to the use of the logos of TransGlobe or its Subsidiaries in connection with any Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage TransGlobe or any of its Subsidiaries or the reputation or goodwill of TransGlobe or any of its Subsidiaries.

(c)

VAALCO acknowledges and agrees that the consummation of the transactions contemplated by this Agreement is not conditioned upon the consummation of, or the receipt by VAALCO or AcquireCo of the proceeds of, the Debt Financing.

5.14	VAALCO Guarantee

VAALCO shall cause AcquireCo to perform all of its obligations under this Agreement and hereby unconditionally and irrevocably guarantees the due and punctual performance by AcquireCo of each and every obligation of AcquireCo arising under this Agreement and the Arrangement, including, without limitation, the due and punctual payment and delivery of the Consideration pursuant to the Arrangement.

ARTICLE 6 CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of VAALCO and TransGlobe:

(a)	the Arrangement Resolution shall have been duly approved by TransGlobe Shareholders at the TransGlobe Meeting in accordance with the Interim Order and applicable Law;

(b)	the VAALCO Resolutions shall have been duly approved at the VAALCO Meeting in accordance with applicable Law;

(c)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance acceptable to each of VAALCO and TransGlobe, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either TransGlobe or VAALCO, each acting reasonably, on appeal or otherwise;

(d)

no Governmental Entity that has a material connection with TransGlobe, VAALCO, AcquireCo, or their respective assets shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(e)	the Consideration Shares to be issued pursuant to the Arrangement shall, subject to customary conditions, have been approved for listing on the NYSE;

(f)

the FCA having acknowledged to VAALCO or its agent (and such acknowledgement not having been withdrawn) that the application for Admission has been approved and (after satisfaction of any U.K. Listing Conditions), Admission will become effective as soon as a dealing notice has been issued by the FCA and any U.K. Listing Conditions having been satisfied;

(g)

the LSE having acknowledged to VAALCO or its agent (and such acknowledgement not having been withdrawn) that the conditions to the Enlarged Share Capital being admitted to trading on the standard segment of the Main Market have been satisfied; and

(h)

the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof or shall be registered under the U.S. Securities Act.

6.2	Conditions Precedent to the Obligations of VAALCO and AcquireCo

The obligation of VAALCO and AcquireCo to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of VAALCO and AcquireCo and may be waived by VAALCO, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which VAALCO and AcquireCo may have):

(a)

the representations and warranties of TransGlobe set forth in: (i) sections (a) [Organization and Qualification], (b) [Authority Relative to this Agreement] and (bb)(ii) [Absence of Certain Changes or Events] of Schedule 3.1 shall be true and correct in all respects as of the date of this Agreement and the Effective Time as if made as at and as of such time; (ii) the representations and warranties of TransGlobe set forth in section (d)(i) [Subsidiaries] and (g) [Capitalization and Listing] of Schedule 3.1 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of TransGlobe set forth in this Agreement shall be true and correct in all respects

(disregarding for purposes of this Section 6.2(a) any materiality or TransGlobe Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and the Effective Time as if made at and as of such time (except that any representation and warranty in each of the foregoing (i), (ii) and (iii) that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, does not constitute a TransGlobe Material Adverse Effect, and TransGlobe shall have provided to VAALCO and AcquireCo a certificate of two senior officers of TransGlobe certifying (on TransGlobe’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)

TransGlobe shall have complied in all material respects with its covenants herein and TransGlobe shall have provided to VAALCO and AcquireCo a certificate of two senior officers of TransGlobe certifying (on TransGlobe’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c)

since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any TransGlobe Material Adverse Effect, and TransGlobe shall have provided to VAALCO and AcquireCo a certificate of two senior officers of TransGlobe certifying (on TransGlobe’s behalf and without personal liability) to that effect;

(d)

to the extent required or necessary in connection with the consummation of the transactions contemplated herein: (i) the approval or consent of, or waiver or non- exercise of any material termination, pre-emption or similar rights by, any Governmental Entity in, or in respect of the interests held by TransGlobe in, Canada and Egypt, given on terms or subject to conditions in each case which are satisfactory to VAALCO, and (ii) no actions or inactions have been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence or permit held by TransGlobe or any of its Subsidiaries in respect of the interests held by TransGlobe in Canada and Egypt which is necessary for the proper carrying on of its business;

(e)	Dissent Rights have not been exercised (or, if exercised, remain unwithdrawn) with respect to more than 10% of the issued and outstanding TransGlobe Shares.

6.3	Conditions Precedent to the Obligations of TransGlobe

The obligation of TransGlobe to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of TransGlobe and may be waived by TransGlobe, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which TransGlobe may have):

(a)

the representations and warranties of VAALCO and AcquireCo set forth in (i) sections (a) [Organization and Qualification], (b) [Authority Relative to this Agreement] and (t)(ii) [Absence of Certain Changes or Events] of Schedule 4.1,

shall be true and correct in all respects as of the date of this Agreement and the Effective Time as if made as at and as of such time; (ii) the representations and warranties of VAALCO and AcquireCo set forth in section (g) [Capitalization and Listing] of Schedule 4.1 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of VAALCO and AcquireCo set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.3(a) any materiality or VAALCO Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and the Effective Time as if made at and as of such time (except that any representation and warranty in each of the foregoing (i), (ii) and (iii) that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, does not constitute a VAALCO Material Adverse Effect, and each of VAALCO and AcquireCo shall have provided to TransGlobe a certificate of two senior officers of such Party certifying (on such Party’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)

VAALCO and AcquireCo shall have complied in all respects with its covenants in Section 2.14 [Payment of Consideration] and Section 2.18 [Governance and Transitional Matters] and in all material respects with its other covenants herein and each of VAALCO and AcquireCo shall have provided to TransGlobe a certificate of two senior officers of such Party certifying (on such Party’s behalf and without personal liability) compliance with such covenants dated the Effective Date; and

(c)

since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any VAALCO Material Adverse Effect, and each of VAALCO and AcquireCo shall have provided to TransGlobe a certificate of two senior officers of such Party certifying (on such Party’s behalf and without personal liability) to that effect.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary, all VAALCO Shares held in escrow by the Depositary pursuant to Section 2.14 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any person.

6.5	Notice of Breach

Each Party will give prompt notice to the other of the occurrence or failure to occur (in either case, actual, anticipated, contemplated or, to the knowledge of such Party, threatened), at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would reasonably be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue, misleading or inaccurate in any material respect on the date hereof or at the Effective Date; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party prior to or at the Effective Date.

6.6	Frustration of Conditions

None of VAALCO, AcquireCo or TransGlobe may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the transactions contemplated hereby.

ARTICLE 7

TERM, TERMINATION, AMENDMENT AND WAIVER

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time:

(i)	by mutual written agreement of TransGlobe and VAALCO;

(ii)	by either TransGlobe or VAALCO, if:

(A)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(A) shall not be  available to any Party whose failure to fulfill any of its obligations or  breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(B)

after the date hereof, there shall be enacted or made any applicable Law or Order that remains in effect and that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins TransGlobe, VAALCO or AcquireCo from consummating the Arrangement and such Law, Order or enjoinment shall have become final and non-appealable;

(C)

the TransGlobe Shareholder Approval shall not have been obtained at the TransGlobe Meeting except that the right to terminate this Agreement under this Section 7.2(a)(ii)(C) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to receive the TransGlobe Shareholder Approval; or

(D)

the VAALCO Resolutions shall not have been duly approved at the VAALCO Meeting except that the right to terminate this Agreement under this Section 7.2(a)(ii)(D) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to receive the approval from VAALCO Stockholders.

(iii)	by VAALCO, if:

(A)	a TransGlobe Change in Recommendation occurs at any time prior to the time the TransGlobe Shareholder Approval is obtained;

(B)	TransGlobe shall have breached Section 5.8 in any material respect;

(C)	a TransGlobe Material Adverse Effect has occurred; or

(D)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of TransGlobe set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(d) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date and provided that VAALCO and AcquireCo are not then in material breach of this Agreement so  as to cause any conditions in Section 6.1 or Section 6.3 not to be satisfied.

(iv)	by TransGlobe, if

(A)	a VAALCO Change in Recommendation occurs at any time prior to the time the VAALCO Stockholder Approval is obtained;

(B)	VAALCO shall have breached Section 5.9 in any material respect;

(C)	a VAALCO Material Adverse Effect has occurred; or

(D)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of VAALCO or AcquireCo set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date and provided that TransGlobe is not then in material breach of this Agreement so as to cause any conditions in Section

6.1 or Section 6.2 not to be satisfied.

(b)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 7.1 as a result of the Effective Time occurring, the provisions of this Section 7.2(c) and Sections 5.11, 5.12, 8.2 and 8.9 and all related definitions set forth in Section 1.1 shall survive for a period of six years thereafter and Section 2.16 will survive indefinitely; (ii) in the event of termination under Section 7.2, the provisions of this Section 7.2(c) and Sections 5.10(b), 7.3, 7.4, 8.2, 8.3, 8.5, 8.6 and 8.8 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination hereof pursuant to Section 7.2 and Section 2.16 will survive indefinitely; and (iii) no Party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

7.3	Termination Fees

(a)	For the purposes of this Agreement, “TransGlobe Termination Fee Event” means the termination of this Agreement:

(i)	by VAALCO pursuant to Section 7.2(a)(iii)(A) [TransGlobe Change in Recommendation];

(ii)	by either TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(C) [Failure to Obtain the TransGlobe Shareholder Approval] following a TransGlobe Change in Recommendation; or

(iii)

by either TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to the Outside Date] or Section 7.2(a)(ii)(C) [Failure to Obtain the TransGlobe Shareholder Approval] or by VAALCO pursuant to Section 7.2(a)(iii)(D) [Breach of Representations, Warranties or Covenants], but only if, in these termination events, (x) prior to such termination, a bona fide TransGlobe Acquisition Proposal shall have been made or publicly announced by any Person other than VAALCO or AcquireCo (and, if the TransGlobe Meeting is held, is not withdrawn at least five Business Days prior to the date of the TransGlobe Meeting) and (y) on or prior to the 12 month anniversary of the date of such termination, (A) TransGlobe or one or more of its Subsidiaries enters into a definitive agreement in respect of a TransGlobe Acquisition Proposal (whether or not such TransGlobe Acquisition Proposal is the same

TransGlobe Acquisition Proposal referred to in paragraph (x) above) and such TransGlobe Acquisition Proposal is later consummated (whether or not on or prior to the 12 month anniversary of the date of such termination) or (B) a TransGlobe Acquisition Proposal shall have been consummated (whether or not such TransGlobe Acquisition Proposal is the same TransGlobe Acquisition Proposal referred to in paragraph (x) above), provided that for purposes of this Section 7.3(a)(iii), the term “TransGlobe Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20 per cent” therein shall be deemed to be a reference to “50 per cent”.

If a TransGlobe Termination Fee Event occurs, TransGlobe shall pay the TransGlobe Termination Fee to VAALCO (or, at VAALCO’s direction, AcquireCo), by wire transfer of immediately available funds, as follows:

(A)	if the TransGlobe Termination Fee is payable pursuant to Section 7.3(a)(i), the TransGlobe Termination Fee shall be payable within two Business Days following such termination;

(B)	if the TransGlobe Termination Fee is payable pursuant to Section 7.3(a)(ii), the TransGlobe Termination Fee shall be payable

(i)if TransGlobe terminates the Agreement, concurrently with such termination and (ii) if VAALCO terminates this Agreement, within two Business Days following such termination; or

(C)

if the TransGlobe Termination Fee is payable pursuant to Section 7.3(a)(iii), the TransGlobe Termination Fee shall be payable concurrently upon the consummation of the TransGlobe Acquisition Proposal referred to therein.

(b)	For the purposes of this Agreement, “VAALCO Termination Fee Event” means the termination of this Agreement:

(i)	by TransGlobe pursuant to Section 7.2(a)(iv)(A) [VAALCO Change in Recommendation];

(ii)	by TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(D) [Failure to Obtain the VAALCO Stockholder Approval] following a VAALCO Change in Recommendation; or

(iii)

by TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to the Outside Date] or Section 7.2(a)(ii)(D) [Failure to Obtain the VAALCO Stockholder Approval] or by TransGlobe pursuant to Section 7.2(a)(iv)(D) [Breach of Representations, Warranties or Covenants], but only if, in these termination events, (x) prior to such termination, a bona fide VAALCO Acquisition Proposal shall have been made or publicly announced by any Person other than TransGlobe (and, if the VAALCO Meeting is held, is not withdrawn at least five Business Days prior to the date of the VAALCO Meeting) and (y) on or prior to the 12 month anniversary of the date of such termination, (A) VAALCO or one or more of its Subsidiaries enters into a definitive agreement in respect of an VAALCO Acquisition Proposal (whether or not such VAALCO Acquisition Proposal is the same VAALCO Acquisition Proposal referred to in paragraph (x) above) and such VAALCO Acquisition Proposal is later consummated (whether or not on or prior to the 12 month anniversary of the date of such termination) or (B) a VAALCO Acquisition Proposal shall have been consummated (whether or not such VAALCO Acquisition Proposal is the same VAALCO Acquisition Proposal referred to in paragraph (x) above), provided that for purposes of this Section 7.3(b)(iii), the term “VAALCO Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20 per cent” therein shall be deemed to be a reference to “50 per cent”.

If a VAALCO Termination Fee Event occurs, VAALCO (or, at VAALCO’s direction, AcquireCo) shall pay the VAALCO Termination Fee to TransGlobe, by wire transfer of immediately available funds, as follows:

(A)	if the VAALCO Termination Fee is payable pursuant to Section 7.3(b)(i), the VAALCO Termination Fee shall be payable within two Business Days following such termination;

(B)	if the VAALCO Termination Fee is payable pursuant to Section 7.3(b)(ii), the VAALCO Termination Fee shall be payable

(i)if VAALCO terminates the Agreement, concurrently with such termination and (ii) if TransGlobe terminates this Agreement, within two Business Days following such termination; or

(C)

if the VAALCO Termination Fee is payable pursuant to Section 7.3(b)(iii), the VAALCO Termination Fee shall be payable concurrently upon the consummation of the TransGlobe Acquisition Proposal referred to therein.

(c)

The Parties acknowledge that all of the payment amounts set out in this Section 7.3 represent consideration for the disposition of the affected Party’s rights under this Agreement and liquidated damages which are a genuine pre-estimate of the damages which the other Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where TransGlobe or VAALCO (or, at VAALCO’s direction, AcquireCo) is entitled to a Termination Fee and such Termination Fee is paid in full, TransGlobe or VAALCO and AcquireCo, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided that the foregoing limitation shall not apply in the event of fraud or wilful breach of this Agreement by a Party.

7.4	Expenses

(a)

Except as otherwise provided herein (including Sections 5.12(d), 7.3, 7.4(b) and 7.4(c)), all fees, costs and expenses incurred by a Party in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Parties incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such fees, costs and expenses, whether or not the Arrangement is completed.

(b)

If this Agreement is terminated by either TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(C) [Failure to Obtain the TransGlobe Shareholder Approval] or by VAALCO pursuant to Section 7.2(a)(iii)(D) [Breach of Representations, Warranties or Covenants], then TransGlobe shall reimburse VAALCO (or, at VAALCO’s direction, AcquireCo) for all reasonable and documented out-of- pocket expenses (up to an aggregate maximum of $2,000,000) incurred by VAALCO and AcquireCo subsequent to May 16, 2022 and prior to the termination of this Agreement in connection with the entering into of this Agreement, the Arrangement, and the carrying out of any and all acts contemplated hereunder, including reasonable fees and expenses of counsel, financial advisors, accountants and consultants incurred by VAALCO and AcquireCo, by wire transfer in immediately available funds (i) if TransGlobe terminates the Agreement, concurrently with such termination and (ii) if VAALCO terminates this Agreement, within two Business Days following such termination; provided that in no event shall TransGlobe be required to pay under Section 7.3, on the one hand, and this Section 7.4(b), on the other hand, in  aggregate, an  amount in  excess of the TransGlobe Termination Fee.

(c)

If this Agreement is terminated by either TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(D) [Failure to Obtain the VAALCO Stockholder Approval] or by TransGlobe pursuant to Section 7.2(a)(iv)(D) [Breach of Representations, Warranties or Covenants], then VAALCO (or, at VAALCO’s direction, AcquireCo) shall reimburse TransGlobe for all reasonable and documented out-of- pocket expenses (up to an aggregate maximum of $2,000,000) incurred by TransGlobe subsequent to May 16, 2022 and prior to the termination of this Agreement in connection with the entering into of this Agreement, the Arrangement, and the carrying out of any and all acts contemplated hereunder, including reasonable fees and expenses of counsel, financial advisors, accountants and consultants incurred by TransGlobe, by wire transfer in immediately available funds (i) if VAALCO terminates the Agreement, concurrently with such termination and (ii) if TransGlobe terminates this Agreement, within two Business Days following such termination; provided that in no event shall VAALCO or

AcquireCo be required to pay under Section 7.3, on the one hand, and this Section 7.4(c), on the other hand, in aggregate, an amount in excess of the VAALCO Termination Fee.

7.5	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the TransGlobe Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of TransGlobe Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

7.6	Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

ARTICLE 8 GENERAL PROVISIONS

8.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person or by courier), or if transmitted by email (with confirmation of transmission) to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to VAALCO and/or AcquireCo: 9800 Richmond Avenue

Suite 700

Houston, TX 77042

George Maxwell

Attention: Email:

with a copy (which shall not constitute notice) to: Osler, Hoskin & Harcourt LLP

1 First Canadian Place

100 King Street West, Suite 6200 Toronto, ON M5X 1B8

Canada

Emmanuel Pressman and Alex Gorka

Attention: Email:

and

Mayer Brown International LLP 201 Bishopsgate

London EC2M 3AF United Kingdom

Kate Ball-Dodd and Rob Hamill

Attention: Email:

(b)	if to TransGlobe:

900, 444 - 5 Avenue SW

Calgary, AB T2P 2T8 Canada

Randall C. Neely

Attention: Email:

with a copy (which shall not constitute notice) to: Burnet, Duckworth & Palmer LLP

2400, 525-8th Avenue SW Calgary, AB T2P 1G1 Canada

Bill Maslechko and Lindsay Cox

Attention: Email:

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas

New York, NY 10019-6064

Adam M Givertz

Attention: Email:

8.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Alberta and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Alberta.

8.3	Injunctive Relief

Subject to Section 7.3(c), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were  not performed in accordance with their specific  terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.3(c), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

8.4	Time of Essence

Time shall be of the essence in this Agreement.

8.5	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party.

8.6	No Liability

No director or officer of VAALCO or any of its Subsidiaries shall have any personal liability whatsoever to TransGlobe under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of VAALCO or any of its Subsidiaries. No director or officer of TransGlobe or any of its Subsidiaries shall have any personal liability whatsoever to VAALCO or AcquireCo under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of TransGlobe or any of its Subsidiaries.

8.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.8	Waiver of Jury Trial

Each Party hereto (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) hereby waives, to the fullest extent permitted by applicable Laws, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement. Each Party hereto (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.8.

8.9	Third Party Beneficiaries

The provisions of Section 5.11 are: (i) intended for the benefit of all present and former directors and officers of TransGlobe and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and TransGlobe shall hold the rights and benefits of Section 5.11 in trust for and on behalf of the Third Party Beneficiaries and TransGlobe hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 8.9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

8.10	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF VAALCO, AcquireCo and TransGlobe have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VAALCO ENERGY, INC.
By:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

VAALCO ENERGY CANADA ULC
By:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

TRANSGLOBE ENERGY CORPORATION
By:	“Randall Neely”
Name: Randall Neely
Title:President and Chief Executive Officer

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1 INTERPRETATION

1.1	Definitions

Whenever used in this Plan of Arrangement, the following words and terms have the meanings set out below:

“ABCA” means the Business Corporations Act (Alberta);

“AcquireCo” means VAALCO Energy Canada ULC, an unlimited liability company existing under the laws of the Province of Alberta;

“affiliate” has the meaning given to it in the ABCA;

“Arrangement” means the arrangement of TransGlobe under Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of VAALCO and TransGlobe, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated July 13, 2022 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of TransGlobe Shareholders approving the Arrangement which is to be considered at the TransGlobe Meeting substantially in the form of Schedule B to the Arrangement Agreement including any amendments or variations thereto made in accordance with the Arrangement Agreement or at the direction of the Court in the Interim Order, with the consent of VAALCO and TransGlobe, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of TransGlobe in respect of the Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order is made to give effect to the Arrangement;

11651580.2

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, notice, variance, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, directive, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in London, the United Kingdom, the Province of Alberta, the State of New York or the State of Texas;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the applicable securities Laws of any other province of Canada;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement issued by the Registrar pursuant to Section 193(11) of the ABCA in respect of the Articles of Arrangement;

“Closing VWAP” means the volume weighted average price of a VAALCO Share on the NYSE, rounded to four decimal places, and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Effective Date, as reported by Bloomberg;

“Consideration” means, for each TransGlobe Share outstanding at the Effective Time, a fraction of a VAALCO Share equal to the Exchange Ratio;

“Consideration Shares” means the VAALCO Shares to be issued as Consideration pursuant to the Arrangement;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means any Person that TransGlobe may appoint to act as depositary for the TransGlobe Shares in relation to the Arrangement, with the approval of VAALCO, acting reasonably;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means TransGlobe Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered TransGlobe Shareholder who has validly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of TransGlobe Shares in respect of which Dissent Rights are validly exercised by such TransGlobe Shareholder;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.13 of the Arrangement Agreement, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means 11:00 p.m. (Calgary time) on the Effective Date or such other time as agreed to by VAALCO and TransGlobe in writing;

11651580.2

“Exchange Ratio” means, for each TransGlobe Share, 0.6727 of a VAALCO Share, subject to adjustment pursuant to Section 2.17 of the Arrangement Agreement;

“Exercise Price” means, with respect to any TransGlobe Option, the price at which the TransGlobe Option may be exercised by the holder thereof pursuant to the agreement, certificate or other instrument granting or confirming the grant of the TransGlobe Option or representing the TransGlobe Option converted into United States dollars on the basis of the Canadian to United States dollar exchange rate as reported by the Bank of Canada on the date that is three Business Days immediately preceding the Effective Date;

“Final Order” means the final order of the Court pursuant to Section 193(4) of the ABCA, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of VAALCO and TransGlobe, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to VAALCO and TransGlobe, each acting reasonably);

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign;

(b) any stock exchange, including the TSX, NYSE, LSE and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 193(4) of the ABCA after being informed of the intention to rely upon the exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(10) thereof with respect to the VAALCO Shares issued pursuant to the Arrangement, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, providing for, among other things, the calling and holding of the TransGlobe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of VAALCO and TransGlobe, each acting reasonably;

11651580.2

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Environmental Laws, Canadian Securities Laws, applicable U.K. Laws (including U.K. Securities Laws) and U.S. Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Person or Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Letter of Transmittal” means the Letter(s) of Transmittal, in a form reasonably satisfactory to VAALCO, to be delivered by TransGlobe to TransGlobe Shareholders providing for the delivery of the TransGlobe Shareholders’ TransGlobe Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LSE” means London Stock Exchange plc;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions; “NYSE” means the New York Stock Exchange;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this plan of arrangement or upon the direction of the Court in the Final Order;

“Registrar” means the Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations appointed under section 263 of the ABCA;

“Securities Act” means the Securities Act (Alberta) and the rules, regulations and published policies made thereunder;

“Subsidiary” has the meaning given to it in NI 45-106, in force as of the date of the Arrangement Agreement, and shall include any TransGlobe JV Entity, in the case of TransGlobe;

“Tax Act” means the Income Tax Act (Canada);

“TransGlobe” means TransGlobe Energy Corporation, a corporation existing under the laws of the Province of Alberta;

“TransGlobe Amended and Restated DSU Plan” means the amended and restated TransGlobe DSU Plan to be dated effective as of the Effective Date amending the TransGlobe DSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.8 and 5.2), to provide that after the Effective Time the TransGlobe Continuing DSUs shall be adjusted pursuant to Section 3.1(g) and for such other consequential amendments as may be necessary as a result of the Arrangement;

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“TransGlobe Amended and Restated PSU Plan” means the amended and restated TransGlobe PSU Plan to be dated effective as of the Effective Date amending the TransGlobe PSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.6, 4.12, 4.13 and 6.2), to provide that after the Effective Time the TransGlobe Continuing PSUs shall be adjusted pursuant to Section 3.1(h), the Arrangement is a Change of Control (as defined in the TransGlobe PSU Plan), the Vesting Percentage (as defined in the TransGlobe PSU Plan) of the TransGlobe Continuing

PSUs shall be the TransGlobe PSU Vesting Percentage and for such other consequential amendments as may be necessary as a result of the Arrangement;

“TransGlobe Amended and Restated RSU Plan” means the amended and restated TransGlobe RSU Plan to be dated effective as of the Effective Date amending the TransGlobe RSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.11, 4.12 and 5.2), to provide that after the Effective Time the TransGlobe Continuing RSUs shall be adjusted pursuant to Section 3.1(i), the Arrangement is a Change of Control (as defined in the TransGlobe RSU Plan) and for such other consequential amendments as may be necessary as a result of the Arrangement;

“TransGlobe Awards” means TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Board” means the board of directors of TransGlobe as the same is constituted from time to time;

“TransGlobe Board Nominees” means the three current directors of TransGlobe who will be appointed directors of VAALCO pursuant to the Arrangement Agreement;

“TransGlobe Continuing DSUs”  means the TransGlobe DSUs other than the TransGlobe Surrendered DSUs;

“TransGlobe Continuing PSUs” means the TransGlobe PSUs other than the TransGlobe Surrendered PSUs;

“TransGlobe Continuing RSUs”  means the TransGlobe RSUs other than the TransGlobe Surrendered PSUs;

“TransGlobe Departing Employees” means each TransGlobe Executive Employee, as well as each employee of TransGlobe or its Subsidiaries who VAALCO (a) determines will not be continuing their employment with VAALCO or TransGlobe subsequent to the Effective Time; and

(b) provides notice to TransGlobe identifying each such employee no later than ten Business Days prior to the Effective Date;

“TransGlobe DSU Plan” means the TransGlobe deferred share unit plan dated May 20, 2014; “TransGlobe DSUs” means deferred share units issued under the TransGlobe DSU Plan;

“TransGlobe Equity Award Holders” means the holders of TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Executive Employees” means the executive officers of TransGlobe, which currently include its President and Chief Executive Officer, Vice President and Chief Operating Officer and Vice President, Finance and Chief Financial Officer;

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“TransGlobe JV Entities” means any corporations or entities in which TransGlobe or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary;

“TransGlobe Meeting” means the special meeting of TransGlobe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“TransGlobe Option Plan” means the TransGlobe Stock Option Plan amended May 10, 2016;

“TransGlobe Options” means options to purchase TransGlobe Shares granted under the TransGlobe Option Plan;

“TransGlobe PSU Plan” means the TransGlobe performance share unit plan dated May 16, 2014, and last amended March 8, 2017;

“TransGlobe PSU Vesting Percentage” means the  Vesting Percentage (as defined in the TransGlobe PSU Plan) with respect to the TransGlobe Continuing PSUs and the TransGlobe Surrendered PSUs as determined by the TransGlobe Board and notified by TransGlobe to VAALCO not less than ten Business Days prior to the Effective Date, which, for greater certainty, shall not exceed 200%;

“TransGlobe PSUs” means performance share units issued under the TransGlobe PSU Plan;

“TransGlobe RSU Plan” means the TransGlobe restricted share unit plan dated May 16, 2014, and last amended May 10, 2016;

“TransGlobe RSUs” means restricted share units issued under the TransGlobe RSU Plan; “TransGlobe Shareholders” means the holders of TransGlobe Shares;

“TransGlobe Shares” means the common shares in the authorized share capital of TransGlobe;

“TransGlobe Surrendered DSUs” means all of the TransGlobe DSUs held by persons other than the TransGlobe Board Nominees;

“TransGlobe Surrendered PSUs” means all of the TransGlobe PSUs held by the TransGlobe Departing Employees;

“TransGlobe Surrendered RSUs” means all of the TransGlobe RSUs held by the TransGlobe Departing Employees;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

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“VAALCO” means VAALCO Energy, Inc., a corporation existing under the laws of the State of Delaware;

“VAALCO Excess Shares” has the meaning set forth in Section 3.2(b); “VAALCO Share Trust” has the meaning set forth in Section 3.2(b); and

“VAALCO Shares” means shares of common stock in the authorized share capital of VAALCO.

1.2	Interpretation not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by a party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

1.6	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

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This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement shall, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and without any further authorization, act or formality on the part of the Court, become effective and be binding upon VAALCO, AcquireCo, TransGlobe, the Depositary, all registered and beneficial TransGlobe Shareholders, including Dissenting Shareholders, all TransGlobe Equity Award Holders, the Registrar and transfer agent of TransGlobe, and all other Persons.

2.3	Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein. If no Certificate of Arrangement is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective commencing at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to section 193(4.1) of the ABCA.

ARTICLE 3 ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, in five minute increments each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)

Each TransGlobe Option outstanding at the Effective Time (whether vested or unvested), notwithstanding the terms of the TransGlobe Option Plan, shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Options, fully and unconditionally vested and exercisable, and shall be surrendered and transferred to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to, for each TransGlobe Share for which the TransGlobe Option may be exercised, the amount (if any) by which (x) the product of the Closing VWAP multiplied by the Exchange Ratio exceeds (y) the Exercise Price thereof and for greater certainty, where such amount is zero or negative, none of TransGlobe, VAALCO, AcquireCo or the Depositary shall be obligated to pay the holder of such TransGlobe Option any amount in respect of such TransGlobe Option, and

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the TransGlobe Options so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)

the holders of all such TransGlobe Options shall cease to be holders of TransGlobe Options and to have any rights as holders of TransGlobe Options other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(a) and such holders’ names shall be removed as the holders from the register of TransGlobe Options maintained by or on behalf of TransGlobe;

(iii)

any agreement, certificate or other document evidencing the TransGlobe Options or the right of a holder thereof to any such TransGlobe Options shall be void and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Options are entitled to receive pursuant to this Section 3.1(a); and

(iv)	the TransGlobe Option Plan shall be terminated and of no further force and effect.

(b)

Notwithstanding the terms of the TransGlobe DSU Plan, the “Final Payment Date” (as defined in the TransGlobe DSU Plan) of each TransGlobe Surrendered DSU shall be, and shall be deemed to be, the effective time of this Section 3.1(b) and each TransGlobe Surrendered DSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered DSUs, fully and unconditionally vested, and settled and paid by surrender and transfer from the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered DSU, and

(i)

the TransGlobe Surrendered DSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)

the holders of all such TransGlobe Surrendered DSUs shall cease to be holders of TransGlobe Surrendered DSUs, to have any rights as holders of TransGlobe Surrendered DSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(b) and such holders’ names shall be removed as the holders from the register of TransGlobe DSUs maintained by or on behalf of TransGlobe; and

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any agreement, certificate or other document evidencing the TransGlobe Surrendered DSUs or the right of a holder thereof to any such TransGlobe Surrendered DSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered DSUs are entitled to receive pursuant to this Section 3.1(b).

(c)

Notwithstanding the terms of the TransGlobe PSU Plan, each TransGlobe Surrendered PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered PSUs, fully and unconditionally vested at the TransGlobe PSU Vesting Percentage, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered PSU, and

(i)

the TransGlobe Surrendered PSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)

the holders of all such TransGlobe Surrendered PSUs shall cease to be holders of TransGlobe Surrendered PSUs, to have any rights as holders of TransGlobe Surrendered PSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(c) and such holders’ names shall be removed as the holders from the register of TransGlobe PSUs maintained by or on behalf of TransGlobe; and

(iii)

any agreement, certificate or other document evidencing the TransGlobe Surrendered PSUs or the right of a holder thereof to any such TransGlobe Surrendered PSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered PSUs are entitled to receive pursuant to this Section 3.1(c).

(d)

Notwithstanding the terms of the TransGlobe RSU Plan, the “Distribution Date” (as defined in the TransGlobe RSU Plan) of each TransGlobe Surrendered RSU shall be, and shall be deemed to be, the effective time of this Section 3.1(d) and each TransGlobe Surrendered RSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered RSUs, fully and unconditionally vested, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered RSU, and

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the TransGlobe Surrendered RSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)

the holders of all such TransGlobe Surrendered RSUs shall cease to be holders of TransGlobe Surrendered RSUs, to have any rights as holders of TransGlobe Surrendered RSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(d) and such holders’ names shall be removed as the holders from the register of TransGlobe RSUs maintained by or on behalf of TransGlobe;

(iii)

any agreement, certificate or other document evidencing the TransGlobe Surrendered RSUs or the right of a holder thereof to any such TransGlobe Surrendered RSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered RSUs are entitled to receive pursuant to this Section 3.1(d);

(e)

Each Dissent Share shall be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act of formality on its part, to AcquireCo (free and clear of any Liens) in accordance with, and in exchange for the consideration contemplated in, Article 4 and:

(i)

such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of TransGlobe Shareholders in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;

(ii)

such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases,  assignments and waivers,  statutory  or otherwise, required to transfer and assign each such Dissent Share; and

(iii)

AcquireCo shall be and shall be deemed to be the holder of all of the outstanding Dissent Shares (free and clear of all Liens) and the central securities register of TransGlobe shall be, and shall be deemed to be, revised accordingly.

(f)

Each TransGlobe Share outstanding immediately prior to the Effective Time (other than any TransGlobe Share held by VAALCO, AcquireCo or any of their respective affiliates or any Dissent Shares) shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to AcquireCo (free and clear of any Liens) in exchange for the Consideration, subject to Sections

3.2 and 5.3, and

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the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such TransGlobe Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of TransGlobe Shareholders;

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such TransGlobe Share; and

(iii)

AcquireCo shall be and shall be deemed to be the holder of all of the outstanding TransGlobe Shares (free and clear of all Liens) and the central securities register of TransGlobe shall be, and shall be deemed to be, revised accordingly.

(g)

Pursuant to the terms of the Tennessee DSU Plan (including but not limited to sections 3.1 and 4.8), each one TransGlobe Continuing DSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe DSU Plan, the terms of such TransGlobe Continuing DSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing DSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying such TransGlobe Continuing DSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing DSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe DSU Plan.

(h)

Simultaneously with the amendment in Section 3.1(g), pursuant to the terms of the Tennessee PSU Plan (including but not limited to sections 3.1, 4.6, 4.12 and 4.13), each one TransGlobe Continuing PSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe PSU Plan, the terms of such TransGlobe Continuing PSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing PSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying such TransGlobe Continuing PSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing PSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe PSU Plan.

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Simultaneously with the amendment in Section 3.1(g), pursuant to the terms of the Tennessee RSU Plan (including but not limited to sections 3.1, 4.11 and 4.12), each one TransGlobe Continuing RSU shall be  continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe RSU Plan, the terms of such TransGlobe Continuing RSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing RSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying  such TransGlobe Continuing  RSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing RSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe RSU Plan.

The events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	No Fractional Shares

(a)

In no event shall any TransGlobe Shareholder be entitled to a fractional VAALCO Share. Where the aggregate number of VAALCO Shares to be issued to a TransGlobe Shareholder as consideration under the Arrangement would result in a fraction of a VAALCO Share being issuable, the number of VAALCO Shares to be received by such TransGlobe Shareholder shall be rounded down to the nearest whole VAALCO Share. In lieu of any such fractional VAALCO Share, each TransGlobe Shareholder otherwise entitled to a fractional interest in a VAALCO Share will be entitled to receive a cash payment equal to an amount representing such TransGlobe Shareholder’s proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such TransGlobe Shareholders of the VAALCO Excess Shares.

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As promptly as practicable following the Effective Time, the Depositary shall determine the excess of (i) the number of VAALCO Shares issued and delivered to the Depositary pursuant to Article 5 representing the Consideration Shares over (ii) the aggregate number of whole Consideration Shares to be issued to TransGlobe Shareholders pursuant to Section 3.1(f) (such excess the “VAALCO Excess Shares”). Following the Effective Time, the Depositary shall, on behalf of the former TransGlobe Shareholders, sell the VAALCO Excess Shares at the then prevailing prices on the NYSE. The sale of the VAALCO Excess Shares by the Depositary shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent applicable. The Depositary shall use its commercially reasonable efforts to complete the sale of the VAALCO Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to former TransGlobe Shareholders, the Depositary shall hold such proceeds in trust for such former TransGlobe Shareholders (the “VAALCO Share Trust”). The amount of all commissions, transfer taxes and other out-of-pocket transaction costs, including expenses and compensation of the Depositary incurred in connection with such sale of VAALCO Excess Shares shall be paid by VAALCO. The Depositary shall determine the portion of the VAALCO Share Trust to which each former TransGlobe Shareholder is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the VAALCO Share Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former TransGlobe Shareholder is entitled (after taking into account all TransGlobe Shares held as of immediately prior to the Effective Time by such former TransGlobe Shareholder) and the denominator of which is the aggregate amount of fractional VAALCO Shares to which all former TransGlobe Shareholders are entitled.

(c)

As soon as practicable after the determination of the amount of cash, if any, to be paid to former TransGlobe Shareholders with respect to any fractional VAALCO Shares, the Depositary shall make available such amounts to such former TransGlobe Shareholders.

ARTICLE 4 DISSENT RIGHTS

4.1	Dissent Rights

(a)

In connection with the Arrangement, each registered TransGlobe Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the TransGlobe Shares held by such TransGlobe Shareholder pursuant to Section 191 of the ABCA, as modified by the Interim Order, the Final Order and this Section 4.1(a); provided that, notwithstanding Section 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in Section 191(5) of the ABCA must be received by TransGlobe not later than 4:00 p.m. (Calgary time) two Business Days immediately preceding the date of the TransGlobe Meeting. Dissenting Shareholders who are:

(i)

ultimately entitled to be paid by VAALCO the fair value for their Dissent Shares (A) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(e)); (B) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to AcquireCo in accordance with Section 3.1(e); (C) will be entitled to be paid the fair value of such Dissent Shares by AcquireCo, which fair value, notwithstanding anything to the contrary contained in the ABCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the TransGlobe Meeting; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such TransGlobe Shares; or

(ii)

ultimately not entitled, for any reason, to be paid by VAALCO the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those TransGlobe Shares on the same basis as a non-dissenting TransGlobe Shareholder and shall be entitled to receive only the Consideration from VAALCO in the same manner as such non- Dissenting Shareholders.

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In no event shall VAALCO or TransGlobe or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of TransGlobe Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of TransGlobe.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order and under Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) TransGlobe Shareholders who vote or have instructed a proxyholder to vote such TransGlobe Shares in favour of the Arrangement Resolution (but only in respect of such TransGlobe Shares), (ii) the TransGlobe Equity Award Holders, and (iii) any other Person who is not a registered holder of TransGlobe Shares as of the record date for the TransGlobe Meeting. A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person’s TransGlobe Shares.

ARTICLE 5 DELIVERY OF CONSIDERATION

5.1	Certificates and Payments

(a)

Following receipt of the Final Order and prior to the Effective Time, VAALCO and AcquireCo shall deliver or cause to be delivered to the Depositary such number of VAALCO Shares required to satisfy the aggregate Consideration payable to the TransGlobe Shareholders in accordance with Section 3.1 which VAALCO Shares shall be held by the Depositary as agent and nominee for such former TransGlobe Shareholders for distribution to such former TransGlobe Shareholders in accordance with the provisions of this Article 5.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding TransGlobe Shares that were transferred pursuant to Section 3.1(f), together with  a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the TransGlobe Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such TransGlobe Shareholder the Consideration that such TransGlobe Shareholder has the right to receive under the Arrangement for such TransGlobe Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more TransGlobe Shares (other than TransGlobe Shares held by VAALCO, AcquireCo or any of their respective affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

11651580.2

Following receipt of the Final Order and prior to the filing of the Articles of Arrangement, TransGlobe shall deliver or cause to be delivered to the Depositary (unless the parties otherwise agree) sufficient funds to satisfy the aggregate amount of cash payable to the holders of the TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs, in

accordance with Section 3.1, which cash shall be held by the Depositary as agent and nominee for such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs for distribution to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs in accordance with the provisions of this Article 5. The delivery of such funds to the Depositary following receipt of the Final Order and prior to the Effective Time shall constitute full satisfaction of the rights of former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs and such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs shall have no claim against TransGlobe, AcquireCo or VAALCO except to the extent that the funds delivered by TransGlobe to the Depositary (except to the extent such funds are withheld in accordance with Section 5.3) are insufficient to satisfy the amounts payable to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs or are not paid by the Depositary to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs in accordance with the terms hereof. As soon as practicable after the Effective Time, the Depositary shall pay or cause to be paid the amounts, less applicable withholdings, to be paid to former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs pursuant to this Plan of Arrangement. Notwithstanding the foregoing, at the election of TransGlobe, TransGlobe shall be entitled to pay the cash payable to the former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs pursuant to Section 3.1 through its payroll service provider following the Effective Date.

5.2	Lost Certificates

11651580.2

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding TransGlobe Shares that were transferred pursuant to Section 3.1(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to VAALCO, TransGlobe and the Depositary (acting reasonably) in such sum as VAALCO may direct, or otherwise indemnify VAALCO, AcquireCo and TransGlobe in a manner satisfactory to VAALCO and TransGlobe, each acting reasonably, against any claim that may be made against VAALCO, AcquireCo and TransGlobe with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any TransGlobe Shareholder, any TransGlobe Equity Award Holder, and/or any other Person under this Plan of Arrangement such amounts as are required or reasonably believed to be required to be deducted and withheld from such amounts under any provision of the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent any such amounts are so deducted and withheld, such amounts shall be  treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under this Plan of Arrangement exceeds the amount of cash, if any, otherwise payable to such Person, VAALCO, TransGlobe, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable hereunder to such Person as is necessary to provide sufficient funds to VAALCO, TransGlobe, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and none of VAALCO, TransGlobe, any of their affiliates or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and VAALCO, TransGlobe, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker and (z) other reasonable costs and expenses).

5.4	Distributions with respect to Unsurrendered Share Certificates

No dividend or other distribution declared or made after the Effective Time with respect to VAALCO Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding TransGlobe Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable Law and to Section 5.3, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such VAALCO Shares.

5.5	Limitation and Proscription

11651580.2

To the extent that a former TransGlobe Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is the last Business Day prior to the third anniversary of the Effective Date (the “final proscription date”), then the Consideration that such former TransGlobe Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former TransGlobe Shareholder was entitled, shall be delivered to VAALCO by the Depositary and the VAALCO Shares forming part of the Consideration shall be deemed to be cancelled, and the interest of the former TransGlobe Shareholder in such VAALCO Shares (and any dividend or other distribution referred to in Section 5.4) to which it was entitled shall be terminated as of such final proscription date, and the certificates formerly representing TransGlobe Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature and the right of any TransGlobe Shareholder to receive the Consideration for TransGlobe Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to VAALCO.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all TransGlobe Shares and TransGlobe Awards issued prior to the Effective Time;

(b) the rights and obligations of the registered holders of TransGlobe Shares (other than VAALCO, AcquireCo or any of their respective affiliates) and the TransGlobe Equity Award Holders, and of TransGlobe, VAALCO, AcquireCo, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any TransGlobe Shares and TransGlobe Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6 AMENDMENTS

6.1	Amendments

(a)

VAALCO and TransGlobe reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of TransGlobe and VAALCO and filed with the Court, and, if made following the TransGlobe Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the TransGlobe Shareholders and communicated to the TransGlobe Shareholders and the TransGlobe Equity Award Holders if and as required by the Court, and in either case in the manner required by the Court.

11651580.2

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by TransGlobe and VAALCO, may be proposed by TransGlobe and VAALCO at any time prior to or at the TransGlobe Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the TransGlobe Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the TransGlobe Meeting will be effective only if it is agreed to in writing by each of TransGlobe and VAALCO and, if required by the Court, by some or all of the TransGlobe Shareholders voting in the manner directed by the Court.

(d)

Notwithstanding Sections 6.1(a) and 6.1(b), any amendment, modification or supplement to this Plan of Arrangement may be made by TransGlobe and VAALCO without the approval of or communication to the Court or the TransGlobe Shareholders or the TransGlobe Equity Award Holders, provided that it concerns a matter which, in the reasonable opinion of TransGlobe and VAALCO is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the TransGlobe Shareholders and the TransGlobe Equity Award Holders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7 FURTHER ASSURANCES

7.1     Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 8

U.S. SECURITIES LAW EXEMPTION

11651580.2

Notwithstanding any provision herein to the contrary, TransGlobe and VAALCO each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all Consideration Shares issued under the Arrangement will be issued by VAALCO in exchange for TransGlobe Shares pursuant to the Plan of Arrangement, whether in the United States, the United Kingdom, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as amended, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. VAALCO shall use its commercially reasonable efforts to ensure that the Consideration Shares shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving TransGlobe Energy Corporation (“TransGlobe”), pursuant to the arrangement agreement among TransGlobe, VAALCO Energy, Inc. and VAALCO Energy Canada ULC dated July 13, 2022, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of TransGlobe dated l, 2022 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement of TransGlobe, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Schedule “l” to the Circular, is hereby authorized, approved and adopted.

3.

The: (a) Arrangement Agreement and all the transactions contemplated therein, (b) actions of the directors of TransGlobe in approving the Arrangement and the Arrangement Agreement, and (c) actions of the directors and officers of TransGlobe in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and  causing the performance by  TransGlobe of its obligations thereunder, are hereby ratified and approved.

4.

TransGlobe is hereby authorized to apply to the Court of Queen’s Bench of Alberta (the “Court”) for an order approving the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.

Any one or more directors or officers of TransGlobe is hereby authorized, for and on behalf and in the name of TransGlobe, to execute and deliver, whether under corporate seal of TransGlobe or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of TransGlobe, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by TransGlobe;

such opinion to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

6.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of TransGlobe (the “TransGlobe Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of TransGlobe are hereby authorized and empowered, without further notice to or approval of the TransGlobe Shareholders: (a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement (or any documents or agreements delivered in connection therewith) to the extent permitted by their terms, as applicable, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

SCHEDULE C

FORM OF VAALCO ENERGY, INC. RESOLUTIONS

PROPOSAL 1

INCREASE IN AUTHORIZED SHARES

To approve an amendment of the VAALCO Energy, Inc. (“VAALCO”) Restated Certificate of Incorporation to increase VAALCO’s authorized shares of common stock from 100,000,000 shares to 160,000,000 shares.

PROPOSAL 2

ISSUANCE OF VAALCO SHARES IN CONNECTION WITH THE TRANSACTION

To approve the issuance of shares of VAALCO common stock to TransGlobe Energy Corporation’s (“TransGlobe”) shareholders in connection with the arrangement agreement between TransGlobe, VAALCO and VAALCO Energy Canada ULC dated July 13, 2022, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”).

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF TRANSGLOBE

Defined Terms

As used in this schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this schedule is appended, and the following terms have the following meanings:

“Export Laws” means (i) all Laws imposing trade restrictions administered or enforced by OFAC, all sanctions Laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, Global Affairs Canada, or other relevant sanctions authority, and all anti-boycott Laws administered by the U.S. Department of Commerce or the Department of Treasury, and (ii) all Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and the export control Laws of Canada (including the Export and Import Permits Act administered by Global Affairs Canada), the United Kingdom or the European Union.

“GLJ” has the meaning given to it in section (y) of Schedule 3.1;

“Government Official” means any official, employee, or representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

“Indigenous Claim” means any and all claims (whether or not proven) by any person to or in respect of (a) rights, title or interests of any first nation, native, indigenous or aboriginal group by virtue of its status as a first nation, native, indigenous or aboriginal group; (b) treaty rights; or (c) specific or comprehensive claims being considered by Crown-Indigenous Relations and Northern Affairs Canada;

“Intellectual Property” means anything that is or may be protected by any Intellectual Property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

“Restricted Party” means a person that is: (i) listed on, or directly or indirectly owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions related- list of designated Persons maintained by any Sanctions Authority, or (ii) otherwise a target of Sanctions;

“Sanctions” means all economic or financial sanctions, sectoral sanctions, secondary sanctions, laws, regulations, embargoes or restrictive measures administered, enacted or enforced from time to time by: (i) the United States government; (ii) the United Nations; (iii) the European Union; (iv) the United Kingdom; (v) Canada; (vi) the United Nations Security Council; or (vii) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury (“OFAC”), the United States Department of  State,  the United  States Department of  Commerce,  Her Majesty’s Treasury (“HMT”), Global Affairs Canada or Public Safety Canada or any other relevant sanctions authority (together, the “Sanctions Authorities”);

“TransGlobe Annual Financial Statements” means the audited consolidated financial statements for TransGlobe as of and for each of the fiscal years ended on December 31, 2021 and December 31, 2020 (including any notes or schedules thereto and the auditor’s report thereon);

“TransGlobe Balance Sheet” has the meaning given to it in section (m) of Schedule 3.1;

“TransGlobe Financial Statements” means, together, TransGlobe Annual Financial Statements and TransGlobe Interim Financial Statements;

“TransGlobe Interim Financial  Statements” means  the interim  unaudited condensed consolidated financial statements for TransGlobe for the three month period ended March 31, 2022 (including any notes or schedules thereto);

“TransGlobe JV Entities” means any corporations or entities in which TransGlobe or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary;

“TransGlobe Material Property” has the meaning given to it in section (u) of Schedule 3.1;

“TransGlobe Real Property Interests” has the meaning given to it in section (p)(i) of Schedule 3.1; and

“TransGlobe Reserves Report” has the meaning given to it in section (y) of Schedule 3.1.

REPRESENTATIONS AND WARRANTIES OF TRANSGLOBE

(a)

Organization and Qualification. Each of TransGlobe and its Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. Each of TransGlobe and its Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect. True and complete copies of the constating documents of TransGlobe and its Subsidiaries have been disclosed in the

TransGlobe Data Room, and no action has been taken to amend or supersede such constating documents of TransGlobe and its Subsidiaries.

(b)

Authority Relative to this Agreement. TransGlobe has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and, subject to obtaining the Interim Order, the Final Order and the TransGlobe Shareholder Approval, to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by TransGlobe hereunder and the consummation by TransGlobe of the transactions contemplated hereunder and thereunder have been duly authorized by the TransGlobe Board and no other corporate proceedings on the part of TransGlobe are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than obtaining the Interim Order, the Final Order, approval of the TransGlobe Circular by the TransGlobe Board and the TransGlobe Shareholder Approval. This Agreement has been duly executed and delivered by TransGlobe and constitutes a valid and binding obligation of TransGlobe, enforceable by VAALCO and AcquireCo against TransGlobe in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

No Conflict; Required Filings and Consent. Except as set forth in Section 3.1(c) of the TransGlobe Disclosure Letter, the execution and delivery by TransGlobe of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach or default of:

(A)	any provision of the articles, by-laws or other constating documents or partnership agreements of TransGlobe or any of its Subsidiaries;

(B)

any TransGlobe Material Contract or Authorization to which TransGlobe or any of its Subsidiaries is a party or by which TransGlobe or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect; or

(C)

any Law to which TransGlobe or any of its Subsidiaries is subject or by which TransGlobe or any of its Subsidiaries is bound, and except as would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(ii)

give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which TransGlobe is entitled, under any TransGlobe Material Contract or Authorization to which TransGlobe or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect; or

(iii)

give rise to any rights of first refusal or rights of first offer or pre-emptive right, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person, under any TransGlobe Material Contract or Authorization, or result in the imposition of any Lien upon any of TransGlobe’s assets or the assets of any of TransGlobe’s Subsidiaries except as would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

Other than such filings and approvals required by the applicable rules and policies of the TSX, NASDAQ and AIM, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of TransGlobe or any of its Subsidiaries for the consummation by TransGlobe of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(d)	Subsidiaries.

(i)

None of TransGlobe’s Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to TransGlobe, from making any other distribution on such Subsidiary’s capital stock, from repaying to TransGlobe any loans or advances to such Subsidiary from TransGlobe.

(ii)

The following information with respect to each of TransGlobe’s Subsidiaries is accurately set out, as at the date thereof, in Section 3.1(d)(ii) of the TransGlobe Disclosure Letter: (A) its name; (B) TransGlobe’s percentage equity ownership of it; and (C) its jurisdiction of incorporation, organization or formation.

(iii)

Except as set forth in Section 3.1(d)(iii) of the TransGlobe Disclosure Letter, TransGlobe is, directly or indirectly, the registered and beneficial owner of, with respect to each of TransGlobe’s Subsidiaries, all of its issued and outstanding securities, in each case free and clear of all Liens (other than Liens set forth in the TransGlobe Interim Financial Statements and Liens arising in the ordinary course of business or that are not material in the aggregate), and all of the issued and outstanding securities of TransGlobe’s Subsidiaries have been duly and validly authorized and issued, are fully paid, and if such entity is a corporation, are non-assessable.

No securities of TransGlobe’s Subsidiaries have been issued in violation of any Law or pre-emptive or similar rights. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities or other ownership interests in any of TransGlobe’s Subsidiaries.

(e)	Compliance with Laws and Constating Documents.

(i)

The operations of TransGlobe and its Subsidiaries have been since January 1, 2019 and are now being conducted in material compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of TransGlobe, and of any of its Subsidiaries, and none of TransGlobe or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(ii)

None of TransGlobe or any of its Subsidiaries is in conflict with, or in default under or in violation of its articles or by-laws or equivalent organizational documents, except for such violation or default which would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(f)

Authorizations. TransGlobe and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation and use of the assets of TransGlobe and its Subsidiaries or otherwise in connection with carrying on the business and operations of TransGlobe and its Subsidiaries in compliance with all applicable Laws, except where the failure to have any such Authorization would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms. TransGlobe and its Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of TransGlobe threatened, regarding any such Authorizations, which if successful would, individually or in the aggregate, have a TransGlobe Material Adverse Effect. None of TransGlobe or any of its Subsidiaries or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect, and all Authorizations of TransGlobe and its Subsidiaries continue to be effective in order for TransGlobe and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of TransGlobe, no Person other than TransGlobe owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations of TransGlobe.

(g)	Capitalization and Listing.

(i)

The authorized share capital of TransGlobe consists of an unlimited number of TransGlobe Shares. As of the date of this Agreement there are outstanding (A) 73,309,064 TransGlobe Shares issued and outstanding; and

(B) TransGlobe Options providing for the issuance of up to 1,267,512 TransGlobe Shares upon the exercise thereof. In addition, as of the date of this Agreement there are (A) 630,026 TransGlobe DSUs outstanding under the TransGlobe DSU Plan, (B) 2,151,935 TransGlobe PSUs outstanding under the TransGlobe PSU Plan, and (C) 736,131 TransGlobe RSUs outstanding under the TransGlobe RSU Plan. All outstanding TransGlobe Shares have been, and all TransGlobe Shares issuable upon the exercise or vesting of rights under the TransGlobe Options in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of TransGlobe and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights. Except as set forth in Section 3.1(g)(i) of the TransGlobe Disclosure Letter, and except for the TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs referred to in this Section 3.1(g)(i), there are no issued, outstanding or authorized options, warrants, conversion privileges, calls, or pre-emptive, redemption, repurchase, stock appreciation or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of TransGlobe or any of its Subsidiaries to issue or sell any shares in the capital of TransGlobe or shares, partnership interests or other equity interests of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares in the capital of TransGlobe or shares, partnership interests or other equity interests of any of its Subsidiaries or the value of which is based on the value of the securities of TransGlobe or any of its Subsidiaries, and other than the TransGlobe Equity Incentive Plans, there are no equity or security based compensation arrangements maintained by TransGlobe.

(ii)

Section 3.1(g)(ii) of the TransGlobe Disclosure Letter sets forth a schedule, as of the date hereof and to the extent applicable, all outstanding grants to holders of TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs and the number, exercise price, date of grant, expiration dates, vesting schedules, performance criteria and whether vesting or exercise may be accelerated as a result, either alone or together with another event or occurrence, of the Arrangement.

(iii)

As of the date hereof, there are no outstanding obligations of TransGlobe or any of its Subsidiaries to repurchase, redeem or otherwise acquire any TransGlobe Shares or any shares of, or partnership interests or other equity interests in, any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of TransGlobe or any of its Subsidiaries.

(iv)	All outstanding securities of TransGlobe have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(v)

The TransGlobe Equity Incentive Plans and the issuance of securities under such plans (including all outstanding TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs) have been recorded on TransGlobe’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(vi)

There are no issued, outstanding or authorized bonds, debentures or other evidences of indebtedness of TransGlobe or its Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind outstanding giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with TransGlobe Shareholders on any matter.

(vii)	As of the date hereof, all dividends or distributions on securities of TransGlobe that have been declared or authorized have been paid in full.

(viii)	No securities of TransGlobe are owned by any of its Subsidiaries.

(h)

Shareholder and Similar Agreements. Neither TransGlobe nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital of TransGlobe or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in TransGlobe, any of its Subsidiaries and TransGlobe has not adopted a shareholder rights plan or any other similar plan or agreement.

(i)	Reporting Issuer Status and Stock Exchange Compliance.

(i)

As of the date hereof, TransGlobe is a reporting issuer (or the equivalent) not in default under Canadian Securities Laws in each of the provinces of Canada, and is in material compliance with all applicable Canadian Securities Laws therein. There is no Order delisting, suspending or cease trading any securities of TransGlobe. The TransGlobe Shares are listed and posted for trading on the TSX, NASDAQ and AIM, and are not listed on any market other than the TSX, NASDAQ and AIM, and TransGlobe is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX, NASDAQ and AIM.

(ii)

TransGlobe has not taken any action to cease to be a reporting issuer in any province nor has TransGlobe received notification from the Alberta Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province of Canada seeking to revoke TransGlobe’s reporting issuer status. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of TransGlobe is in effect, or, to the knowledge of TransGlobe, is pending or has been threatened, or is expected to be implemented or undertaken, and to the knowledge of TransGlobe, is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(j)	U.S. Securities Law Matters.

(i)

The TransGlobe Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and TransGlobe is in material compliance with its reporting obligations as a “foreign private issuer”, as defined in Rule 3b-4 under the

U.S. Exchange Act, pursuant to Section 13(a) of the U.S. Exchange Act.

(ii)	Other than the TransGlobe Shares, TransGlobe does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act.

(iii)	TransGlobe is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(iv)	TransGlobe is not, has not been since January 1, 2019 and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(k)	Reports.

(i)

Since January 1, 2021, TransGlobe has timely filed true and correct copies of TransGlobe Public Documents that TransGlobe is required to file under Canadian Securities Laws, applicable U.K. Laws, and U.S. Securities Laws, other than such documents that the failure to file would, individually or in the aggregate, not have a TransGlobe Material Adverse Effect. TransGlobe Public Documents, at the time filed, (A) did not contain any misrepresentation, (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (C) complied in all material respects with the requirements of applicable Canadian Securities Laws, applicable

U.K. Laws, and U.S. Securities Laws. Any amendments to the TransGlobe Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. TransGlobe has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under Canadian Securities Laws or with any Governmental Entity.

(l)	Financial Statements.

(i)

The TransGlobe Financial Statements (including the related management’s discussion and analysis) have been, and all financial statements of TransGlobe (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by TransGlobe in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods (except where IFRS has changed and new accounting standards become effective for the subsequent period) and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of TransGlobe and its Subsidiaries as of the respective dates thereof and their results of operations and cash flows for the respective periods covered thereby.

(ii)

There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of TransGlobe or any of its Subsidiaries with unconsolidated entities or other Persons which are not reflected in the TransGlobe Financial Statements.

(iii)

The financial books, records and accounts of TransGlobe and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS, and (B) accurately and fairly reflect the basis for TransGlobe’s financial statements in all material respects.

(iv)

The management of TransGlobe has established and maintains: (A) a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings); and (B) a system of disclosure controls and procedures, including “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act), in each case, designed to provide reasonable assurance that information required to be disclosed by TransGlobe in its annual filings, interim filings or other reports filed or submitted by it under the applicable  Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities and to ensure that such filings and other reports are complete and accurate in all respects. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by TransGlobe in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to TransGlobe’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(v)

TransGlobe maintains a system of internal financial and accounting controls, including: (A) internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure

in Issuers’ Annual and Interim Filings); and (B) “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and providing a reasonable basis for the directors to make proper judgments on an ongoing basis as to the financial position and prospects of TransGlobe and its Subsidiaries and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of TransGlobe and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of TransGlobe and its Subsidiaries are being made only with authorizations of management and directors of TransGlobe and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of TransGlobe or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of TransGlobe, as of the date of this Agreement (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of TransGlobe that are reasonably likely to adversely affect the ability of TransGlobe to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of TransGlobe.

(vi)

None of TransGlobe or any of its Subsidiaries, or any of the respective directors, officers, employees, auditors, accountants or representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of TransGlobe or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that TransGlobe or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the TransGlobe Board.

(m)

Undisclosed Liabilities. None of TransGlobe nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, except for (a) liabilities and obligations that are specifically presented on the unaudited condensed consolidated balance sheet of TransGlobe as of March 31, 2022 (the “TransGlobe Balance Sheet”) or disclosed in the notes thereto; (b) those incurred in the ordinary course of business since the date of the TransGlobe Balance Sheet and consistent with past practice; and (c) those incurred in connection with the execution of this Agreement or the transactions contemplated hereby.

(n)

Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of TransGlobe (or each former principal executive officer and each former principal financial officer of TransGlobe, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the TransGlobe Public Documents, and the statements contained in such certifications were true and accurate in all material respects as of the dates made in such TransGlobe Public Documents. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither TransGlobe nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes- Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of TransGlobe or any of its Subsidiaries. TransGlobe is in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of The Nasdaq Global Select Market.

(o)	Takeover Laws. No Takeover Law applicable to TransGlobe prohibits or will impair consummation of the transactions contemplated hereby.

(p)	Title. TransGlobe and its Subsidiaries:

(i)

except for Liens arising in the ordinary course of business or that are not material in the aggregate, have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by TransGlobe or its Subsidiaries, as applicable, necessary to permit the operation of TransGlobe’s business as presently owned and conducted in all material respects (collectively, “TransGlobe Real Property Interests”); and

(ii)

are not aware of any defects, failures or impairments in the title of its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in the aggregate, would have a TransGlobe Material Adverse Effect.

(q)

Petroleum Rights Agreement. TransGlobe or one of its Subsidiaries is a party to the Petroleum Rights Agreements. The Petroleum Rights Agreements and all rights and interests of TransGlobe and/or its Subsidiaries thereunder or deriving therefrom are in full force and effect. No notice has been given to TransGlobe, any of its Subsidiaries or, to the knowledge of TransGlobe, to any other party to the Petroleum Rights Agreements by a Governmental Entity of any intention to revoke the Petroleum Rights Agreements or any of them. No Petroleum Rights Agreement is in the course of being surrendered in whole or in part and there is no proposal to do so. Neither TransGlobe nor any of its Subsidiaries has given any notice of withdrawal from any of the Petroleum Rights Agreements. Except as disclosed in Section 3.1(q) of the TransGlobe Disclosure Letter, all accrued obligations and liabilities imposed by the Petroleum Rights Agreements, including the work obligations arising from the Petroleum Rights Agreements, have been duly fulfilled and discharged and there is no outstanding work obligation to be fulfilled under the Petroleum Rights Agreements or any of them.

(r)	No Defaults under Leases and Agreements.

(i)

None of TransGlobe or any of its Subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other  agreement or  instrument pertaining to the TransGlobe Real Property Interests to which TransGlobe or any of its Subsidiaries is a party or by or to which TransGlobe or any such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(ii)

(A) TransGlobe and its Subsidiaries are in good standing under all, and are not in default under any, and (B) to the knowledge of TransGlobe, there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the TransGlobe Real Property Interests to which it is a party or by or to which it or such assets are bound or subject and all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and, to the knowledge of TransGlobe, none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(s)

Expropriation. No properties or assets of TransGlobe or its Subsidiaries, subject to the TransGlobe Real Property Interests has been taken or appropriated by any Governmental Entity, nor has any notice or proceeding in respect hereof been given or commenced, nor, to the knowledge of TransGlobe, is there any intent or proposal to give any such notice or to commence any such proceeding.

(t)	Environmental.

(i)

TransGlobe and its Subsidiaries have been since January 1, 2019 and are in compliance with all Environmental Laws, except such non-compliance as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(ii)

There have been no Releases in violation of Environmental Laws within the current or to the knowledge of TransGlobe, prior ownership, possession or control of either of TransGlobe or its Subsidiaries that would reasonably be expected to result in a claim, notice, complaint, penalty, prosecution or any other judicial or administrative proceeding arising out of any Environmental Laws against TransGlobe or any of its Subsidiaries, that have not had, or would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(iii)

There are no pending claims, notices, complaints, penalties, prosecutions or any other judicial or administrative proceedings issued against TransGlobe or any of its Subsidiaries arising out of any Environmental Laws, except for any such claims that has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(iv)

To the knowledge of TransGlobe, there has not been: (A) any written Order that remains outstanding which relates to Environmental Laws that would reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect; or (B) any written demand or notice that remains outstanding with respect to a material breach of any Environmental Law in each case applicable to TransGlobe or any of its Subsidiaries, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(u)

Ownership of Material Property. TransGlobe and its Subsidiaries have ownership of all material property (including all Petroleum Rights Agreements, real property, intellectual property, plant and equipment and all other assets owned, leased or otherwise held in accordance with industry standard oilfield practice) (the “TransGlobe Material Property”) necessary for the operation of its business, in each case free and clear of all Liens and other material adverse claims known to TransGlobe, and its Subsidiaries, as applicable, other than such Liens as are disclosed in any governmental registry, contained in the Petroleum Rights Agreements or arising in the ordinary course of business or are not material in the aggregate.

(v)

No ROFRS. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of the assets of TransGlobe and its Subsidiaries as a consequence of the Parties entering into this Agreement, other than where such rights would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(w)

Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents (including all Petroleum Rights Agreements) pertaining to the oil and gas assets of TransGlobe and its Subsidiaries and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a TransGlobe Material Adverse Effect.

(x)

Licenses. TransGlobe and its Subsidiaries have obtained and are in compliance with all licenses, permits, certificates, consents, orders, grants (including all Petroleum Rights Agreements) and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a TransGlobe Material Adverse Effect.

(y)

Reserves. A true and complete copy of the report prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) for the year ended December 31, 2021 with respect to TransGlobe’s reserves (together, the “TransGlobe Reserves Report”) has been provided to VAALCO. TransGlobe co-operated with GLJ in the preparation of the TransGlobe Reserves Report, which has been accepted and approved by the Reserves, Health, Safety, Environment and Social Responsibility Committee and the TransGlobe Board. TransGlobe has made available to GLJ prior to the issuance of the TransGlobe Reserves Report for the purpose of preparing such report, all information within TransGlobe’s power or possession requested by GLJ, which information did not, to TransGlobe’s knowledge, at the time such information was provided, contain any misrepresentation and TransGlobe does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to GLJ since the date that such information was so provided that would result, individually or in the aggregate, in a TransGlobe Material Adverse Effect. TransGlobe believes that the TransGlobe Reserves Report reasonably present the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and natural gas liquids properties evaluated in such report as at December 31, 2021, based upon information available at the time such reserves information was prepared, and TransGlobe believes that at the date of such report, it reasonably presented the aggregate estimated quantity and pretax net present values of such reserves or the estimated monthly production volumes therefrom. GLJ, who prepared the TransGlobe Reserves Report, are, to TransGlobe’s knowledge, independent reserves evaluators in respect of the TransGlobe Reserves Report as required by the applicable Canadian Securities Laws as interpreted and applied by the Canadian Securities Authorities.

(z)

Intellectual Property. TransGlobe and its Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and there is no proceeding pending or, to the knowledge of TransGlobe, threatened by any Person challenging TransGlobe’s or its Subsidiaries’ rights in or to such intellectual property which is used for the conduct of the business as currently carried on as set forth in the TransGlobe Public Documents, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect. To the knowledge of TransGlobe, the conduct of the business as currently carried on as set forth in the TransGlobe Public Documents, including the use of Intellectual Property, does not infringe upon Intellectual Property of any Person in any material respect, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect. To the knowledge of TransGlobe, no Person is currently infringing upon any of the Intellectual Property owned by TransGlobe or its Subsidiaries in any material respect, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(aa)Employment Matters.

(i)

Except as set forth in Section 3.1(aa)(i) of the TransGlobe Disclosure Letter, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (A) result in any payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit) becoming due or payable to any of the TransGlobe directors, officers or employees or result in a director or officers having an entitlement to such payments upon termination or resignation,

(B) increase the compensation or benefits otherwise payable to any TransGlobe directors, officers or employees or (C) result in (1) the acceleration of the time of payment, (2) funding or (3) vesting of any benefits or entitlements otherwise available pursuant to any TransGlobe Benefit Plan.

(ii)

None of TransGlobe or any of its Subsidiaries (A) is a party to any collective bargaining agreement with respect to any TransGlobe employees or any contract with any employee association, or (B) is subject to any application for certification or, to the knowledge of TransGlobe, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement and no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of TransGlobe by way of certification, interim certification, voluntary recognition or succession rights. Except as disclosed in the TransGlobe Public Documents, there is no material labour strike, dispute, work slowdown or stoppage pending or involving, or to the knowledge of TransGlobe threatened against TransGlobe or any of its Subsidiaries and no such event has occurred within the last two years.

(iii)

None of TransGlobe or any of its Subsidiaries are, or have been, engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of TransGlobe, threatened against TransGlobe or any of its Subsidiaries.

(iv)

No trade union has applied to have TransGlobe or any of its Subsidiaries declared a common or related employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which TransGlobe or any of its Subsidiaries.

(v)

Except as set forth in Section 3.1(aa)(v) of the TransGlobe Disclosure Letter, none of TransGlobe or any of its Subsidiaries is subject to any current, pending or, to the knowledge of TransGlobe, threatened claim, complaint or proceeding for wrongful dismissal, constructive dismissal or any other tort claim relating to employment or termination of employment of employees or independent contractors, or under any applicable Law with respect to employment and labour, except for routine claims for benefits, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(vi)

TransGlobe and its Subsidiaries have been since January 1, 2019 in material compliance with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or, to the knowledge of TransGlobe, threatened, material proceedings before any court, board or tribunal with respect to any of the areas listed herein, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(vii)	VAALCO has been provided with true and complete copies of all material TransGlobe Benefit Plans.

(bb) Absence of Certain Changes or Events. Except in connection with the transactions contemplated by this Agreement or COVID-19 Measures undertaken by TransGlobe, since December 31, 2021: (i) TransGlobe and its Subsidiaries have operated their respective businesses only in the ordinary course of business, (ii) there has not been any TransGlobe Material Adverse Effect, and (iii) TransGlobe and its Subsidiaries have not taken or failed to take any action which, if taken after the date of this Agreement, would constitute a breach of Section 5.1.

(cc) Litigation. Except as disclosed in Section 3.1(cc) of the TransGlobe Disclosure Letter, there is no Proceeding against or involving TransGlobe or any of its Subsidiaries or any of their respective properties or assets pending or, to the knowledge of TransGlobe, threatened and, to the knowledge of TransGlobe, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a TransGlobe Material Adverse Effect or would prevent, significantly impede or materially delay the ability of TransGlobe to consummate the Arrangement.

(dd)Taxes.

(i)

each of TransGlobe and its Subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects;

(ii)

each of TransGlobe and its Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and TransGlobe has provided adequate accruals in accordance with IFRS in the most recently published financial statements of TransGlobe for any Taxes of TransGlobe and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, except in each case where the failure to do so would not reasonably be expected to individually or in the aggregate, have a TransGlobe Material Adverse Effect. Except as would not reasonably be expected to individually or in the aggregate, have a TransGlobe Material Adverse Effect since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, reassessed, proposed to be assessed or reassessed, incurred or accrued, other than in the ordinary course of business;

(iii)

all deficiencies for Taxes asserted, assessed or reassessed against any of TransGlobe and its Subsidiaries have been paid in full, accrued on the books of TransGlobe or finally settled, except to the extent that any such deficiencies would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(iv)

each of TransGlobe and its Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person including any employee, independent contractor, supplier, creditor, shareholder, non- resident or other third party) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(v)

each of TransGlobe and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including, without limitation, goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected  to, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(vi)	each of TransGlobe and its Subsidiaries is duly registered under subdivision

(d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and under any applicable provincial sales tax legislation;

(vii)

none of TransGlobe nor its Subsidiaries has requested, offered, or entered into with a Governmental Entity any agreement or extension of time for which to file any material Tax Returns or pay any material amount of Tax, by way of assessment or otherwise, and no such entity has requested or entered into an extension or waiver of a statute of limitation relating to any material amount of Tax;

(viii)

there are no material proceedings, investigations, audits, reassessments or claims now pending, or threatened in writing, against TransGlobe or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes, except to the extent that any of the foregoing would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(ix)	except as disclosed in Section 3.1(dd)(ix) of the TransGlobe Disclosure Letter, for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	TransGlobe is a “taxable Canadian corporation” and is resident in Canada and is not resident in any other country;

(B)

each of TransGlobe’s Subsidiaries is resident in the jurisdiction (or country of which such jurisdiction is a political subdivision) in which it was formed or continued, and is not resident in any other country;

(C)

none of TransGlobe nor any of its Subsidiaries (1) has a permanent establishment, or (2) is engaged in trade or business (or comparable non-U.S. standard in any jurisdiction outside of the United States), in either case, in a jurisdiction other than its country of organization; and

(D)

no written claim has been made by any Governmental Entity in a jurisdiction where TransGlobe or any of its Subsidiaries does not file Tax Returns that such entity is or may be subject to Tax by that jurisdiction or is required to file Tax Returns in such jurisdiction.

(x)

none of TransGlobe nor its Subsidiaries is a “United States person” within the meaning of Section 7701(a)(30) of the Code. None of TransGlobe nor its Subsidiaries is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code;

(xi)	none of TransGlobe nor its Subsidiaries is or has been since January 1, 2017 a “controlled foreign corporation” within the meaning of Section 957(a) of the Code or a “passive foreign investment company” within the meaning of Section 1297(a) of the Code;

(xii)	none of TransGlobe nor its Subsidiaries has made an election pursuant to Section 897(i) of the Code;

(xiii)

none of TransGlobe nor its Subsidiaries has been the “distributing corporation” or a “controlled corporation”, in each case, within the meaning of Section 355 of the Code, with respect to a transaction that was intended to be governed in whole or in part by Section 355 of the Code;

(xiv)

none of TransGlobe nor its Subsidiaries is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes);

(xv)

there are no Liens for Taxes upon any properties or assets of TransGlobe or any of its Subsidiaries (other than Liens (A) relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the TransGlobe Annual Financial Statements; and (B) which would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect);

(xvi)

each of TransGlobe and its Subsidiaries has not, and has never been deemed to have for purposes of the Tax Act or any other Tax Law, entered into any transactions or arrangements with persons with whom they do not deal at arm’s length (within the meaning of the Tax Act) other than for consideration equal to fair market value. For all transactions between TransGlobe or any of its Subsidiaries, on the one hand, and any non-resident Person with whom TransGlobe or any of its Subsidiaries was not dealing at arm’s length for the purposes of the Tax Act, on the other hand, TransGlobe or its Subsidiary, as the case may be, has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. Each of TransGlobe and its Subsidiaries has complied in all respects with all applicable Tax Laws with respect to transfer pricing except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(xvii)

none of TransGlobe nor its Subsidiaries have acquired property in circumstances which could subject it to a liability under section 160 of the Tax Act (taking into account all proposals to amend the Tax Act on the date hereof);

(xviii)

there are no circumstances existing which could result in the application of section 17, subsection 18(4), section 78, section 79, or sections 80 to 80.04 of the Tax Act (or any equivalent provision of the taxation legislation of any province or any other jurisdiction) to each of TransGlobe and its Subsidiaries;

(xix)	none of TransGlobe nor its Subsidiaries have participated in any transactions which are subject to the reporting requirements under section

237.3 or the notification requirements under proposed section 237.4 of the Tax Act (or would be subject to the reporting or notification requirements of sections 237.3 or 237.4 of the Tax Act if the proposed amendments to those provisions announced on February 4, 2022 were in effect);

(xx)

none of TransGlobe nor its Subsidiaries have applied for or received any refund or credit for any Tax (including amounts claimed and/or received under or pursuant to section 125.7 of the Tax Act), nor applied for or received any governmental grant, subsidy or similar amount, in each case to which it is not fully entitled.

(ee)   Books and Records. Since January 1, 2019, the corporate records and minute books of TransGlobe and its Subsidiaries are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(ff) Insurance. TransGlobe and its Subsidiaries have in place reasonable and prudent insurance policies that adequately cover all risks as are customarily covered by businesses in the industry in which TransGlobe and its Subsidiaries operate, and TransGlobe and its Subsidiaries are in compliance in all material respects with all requirements with respect to such policies. TransGlobe has disclosed in the TransGlobe Data Room, true and complete copies of all such policies that are material to TransGlobe (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder and additional details pertaining to the directors & officers liability policy) and the most recent inspection reports received from insurance underwriters. All such policies shall remain in full force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and will not be cancelled or otherwise terminated as a result of the transactions contemplated herein. None of TransGlobe or its Subsidiaries has failed to promptly give any notice or present any material claim under such policies.

(gg) Non-Arm’s Length Transactions. Other than as disclosed in the TransGlobe Public Documents and other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, TransGlobe or any of its Subsidiaries, or holder of record or beneficial owner of 5% or more of the TransGlobe Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with TransGlobe or any of its Subsidiaries.

(hh) Benefit  Plans.  Other than as  disclosed  in Section  3.1(hh) of the TransGlobe Disclosure Letter:

(i)

Each TransGlobe Benefit Plan has been established, registered, amended, funded, administered, and invested in all material respects in accordance with its terms and applicable Laws in all material respects and in accordance with their terms, the terms of the material documents that support such TransGlobe Benefit Plans and the terms of agreements between TransGlobe and its Subsidiaries on the one hand and the employees (present and former) who are members of, or beneficiaries under, such TransGlobe Benefit Plans, on the other hand in all material respects, and any contributions required to be made under each TransGlobe Benefit Plan, as of the date hereof, have been timely made in accordance with the terms of such TransGlobe Benefit Plan and applicable Laws, and all obligations in respect of each TransGlobe Benefit Plan have been properly accrued and reflected in the TransGlobe Annual Financial Statements. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each TransGlobe Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws in all material respects. To the knowledge of TransGlobe, there are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending or threatened involving any TransGlobe Benefit Plan or its assets, and no facts exist which would reasonably be expected to give rise to any such investigation order or material claim (other than routine claims for payment of benefits).

(ii)

Except as would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect, (A) all current obligations of TransGlobe regarding the TransGlobe Benefit Plans have been satisfied and (B) all contributions, premiums or Taxes required to be made or paid by TransGlobe by applicable Laws or under the terms of each TransGlobe Benefit Plan have been made in a timely fashion in accordance with applicable Laws and the terms of such TransGlobe Benefit Plan.

(iii)	There are no pension or retirement income plans of TransGlobe or any of its Subsidiaries.

(iv)	The costs of funding the TransGlobe Benefit Plans are, in all material respects, reflected in the TransGlobe Financial Statements.

(v)	No event has occurred respecting any TransGlobe Benefit Plan which would entitle a Person (without the consent of TransGlobe) to wind-up or terminate any TransGlobe Benefit Plan in whole or in part.

(vi)

To the knowledge of TransGlobe, there has been no amendment to, announcement by TransGlobe or any of its Subsidiaries relating to or change in employee participation, coverage, or benefits provided under, any TransGlobe Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(vii)

There are no unfunded liabilities in respect of any TransGlobe Benefit Plan which provides pension benefits, superannuation benefits or retirement savings, including any “registered pension plans” as that term is defined in the Tax Act, or any supplemental pension plans (including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable).

(viii)

No liabilities or obligations under any of the TransGlobe Benefit Plans in respect of any employees on disability would reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(ix)

None of the TransGlobe Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments on termination of the TransGlobe Benefit Plan or any insurance contract relating thereto.

(x)	All material data necessary to administer each material TransGlobe Benefit Plan is in the possession or control of TransGlobe or its agents.

(ii)

Restrictions on Business Activities. There is no TransGlobe Material Contract or Order binding upon TransGlobe or any of its Subsidiaries  that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of TransGlobe or any of its Subsidiaries or the conduct of business by TransGlobe or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than TransGlobe Material Contracts or Orders which has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(jj) Material Contracts. True and complete copies of the TransGlobe Material Contracts have been disclosed in the TransGlobe Data Room. TransGlobe and its Subsidiaries have performed in all material respects all of the respective obligations required to be performed by them under the TransGlobe Material Contracts and none of TransGlobe or any of its Subsidiaries, is in material breach or material default under any TransGlobe Material Contract  to which  it is a party  or bound nor does TransGlobe have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. To the knowledge of TransGlobe, there is no material breach or default under (nor, to the knowledge of TransGlobe, does there exist any condition which, with the passage of time or the giving of notice or both, would result in such a breach or default under) any such TransGlobe Material Contract by any other party thereto. Except as disclosed in Section 3.1(jj) of the TransGlobe Disclosure Letter, all TransGlobe Material Contracts are legal, valid, binding and in full force and effect and are enforceable by TransGlobe (or a Subsidiary of TransGlobe, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

TransGlobe has not received any written or, to the knowledge of TransGlobe, other notice that any party to a TransGlobe Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with TransGlobe or any of its Subsidiaries, and, to the knowledge of TransGlobe, no such action has been threatened.

(kk)Anti-Corruption.

(i)

None of TransGlobe nor its Subsidiaries, nor any of their directors, officers, employees, agents, representatives, or any other person acting on their behalf has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of TransGlobe or its Subsidiaries, anything of value (including a facilitation payment), directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)

influencing any action or decision of such person in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage in the course of business;

(B)

inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist TransGlobe or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)

where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist TransGlobe or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any person, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(ii)

None of TransGlobe nor its Subsidiaries, nor any of their directors, officers, employees, agents, representatives, or any other person acting on their behalf has taken any action that is inconsistent with or prohibited by or would cause TransGlobe or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), UK Bribery Act 2010 (as amended) or any similar legislation prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject and all contracts and arrangements between TransGlobe or one of its Subsidiaries and any other person are in compliance with such laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect. TransGlobe and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iii)

None of TransGlobe nor its Subsidiaries nor any of its directors, officers, employees, agents, representatives, or any other person acting on their behalf has (A) conducted or initiated any review, audit or internal investigation that concluded that TransGlobe or one of its Subsidiaries or any of their respective directors, officers, employees, agents, representatives or any other person acting on their behalf has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder; (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti- corruption, anti-bribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non- compliance with any such Laws, or received any notice, request or citation from any person alleging non-compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect; or (C) been the  subject of any internal or external allegation, investigation, review,  audit, inquiry, or enforcement proceedings by  a Governmental Entity, bank, or customer related to any offence or alleged offence under Anti-Corruption Laws, and, to the knowledge of TransGlobe, no such investigation, review, audit, inquiry, or proceeding is pending or threatened; and there are no circumstances likely to give rise to any such investigation, review, audit, inquiry or proceeding.

(iv)

TransGlobe and its Subsidiaries have maintained systems of internal controls intended to ensure compliance with the Corruption of Foreign Public Officials Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), UK Bribery Act 2010 (as amended) or any similar legislation prohibiting corruption, bribery and money laundering. None of TransGlobe nor its Subsidiaries has established or maintained any fund or asset unrecorded in the books of TransGlobe or its Subsidiaries respectively, that was otherwise required by applicable Laws to be recorded for any purpose, or has made any false or artificial entries on any of the books or records of TransGlobe or its Subsidiaries for any reason.

(v)	Except as set forth in Section 3.1(kk)(v) of the TransGlobe Disclosure Letter, none of TransGlobe nor its Subsidiaries are owned or controlled directly or indirectly by a Governmental Entity or Government Official; and none of their respective directors, officers, employees, or, to the knowledge of TransGlobe, agents, representatives or other persons acting for or on behalf of TransGlobe or its Subsidiaries, is a Government Official.

(ll)Sanctions.

(i)

Neither TransGlobe, nor any of its Subsidiaries or joint ventures, nor any of their respective directors, officers or employees nor, to the knowledge of TransGlobe, any agents or other Persons acting on any of their behalf: (i) is a Restricted Party; or (ii) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii)

TransGlobe, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of TransGlobe, the agents and other Persons acting on their behalf are in compliance with all applicable Sanctions in all respects.

(iii)

TransGlobe represents and covenants that neither TransGlobe nor any of its Subsidiaries nor any of their respective directors, officers or employees nor, to the knowledge of TransGlobe, any agents or other Persons acting on any of their behalf has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Restricted Party, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(mm) Import and Export Controls. TransGlobe and its Subsidiaries, have been in compliance with all applicable Export Laws, and none of TransGlobe and its Subsidiaries, has (A) received written notice of, any actual, alleged or potential violation of any Export Law or (B) been a party to or the subject of any pending (or to the knowledge of TransGlobe, threatened) claim, action, suit, proceeding or investigation against it by or before any Governmental Entity (including receipt of any subpoena) related to any actual, alleged or potential violation of any Export Law.

(nn) Indigenous Claims. None of TransGlobe or its Subsidiaries has received any written notice of an Indigenous Claim, which relates to the TransGlobe Real Property Interests or to their respective operations and businesses except for such Indigenous Claims that would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect. There are no ongoing or outstanding negotiations with any Indigenous group concerning an impact benefit or other material agreement between an Indigenous group and TransGlobe or its Subsidiaries.

(oo)NGOs and Community Groups. To the knowledge of TransGlobe:

(i)	no authorized legal representative of any community in the vicinity of any TransGlobe Material Property has communicated in writing to TransGlobe or any of its Subsidiaries a requirement that (i) the consent of such community be obtained as a condition to continued operation of any such TransGlobe Material Property or (ii) a material increase in the compensation payments payable by TransGlobe or any of its Subsidiaries under any community development or social framework or similar agreements as a condition to the continued operation of such TransGlobe Material Property.

(ii)

no dispute exists or is threatened in writing between community groups and TransGlobe and its Subsidiaries with respect to their respective businesses, assets and operations, except for such disputes that would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(pp) Brokers; Expenses. Except for the fees to be paid to Evercore Partners International LLP pursuant to the engagement letter with TransGlobe dated June 21, 2022 (the aggregate amount of fees as disclosed in Section 3.1(pp) of the TransGlobe Disclosure Letter), a true and complete copy of which has been disclosed in the TransGlobe Data Room, and except as otherwise disclosed in Section 3.1(pp) of the TransGlobe Disclosure Letter, none of TransGlobe or any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(qq)Fairness Opinion. As of the date hereof:

(i)

Evercore Partners International LLP, financial advisor to the TransGlobe Board, has delivered the TransGlobe Fairness Opinion to the TransGlobe Board to the effect that as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be received by TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to TransGlobe Shareholders; and

(ii)	TransGlobe has been authorized by Evercore Partners International LLP to permit inclusion of the TransGlobe Fairness Opinion and references thereto in the TransGlobe Circular.

(rr)   Cultural Business. TransGlobe is not a “cultural business” within the meaning of the Investment Canada Act.

(ss) HSR Act. TransGlobe and its Subsidiaries do not hold, and will not hold, at the closing of the Arrangement (i) assets located in the United States as defined under the HSR Act and applicable regulations with a value that exceeds $101,000,000 and (ii) the assets of TransGlobe and its Subsidiaries did not generate sales in or into the United States, the sum of which exceeded $101,000,000 during TransGlobe’s most recent fiscal year, all as defined under the HSR Act and applicable regulations.

(tt) Competition Act. TransGlobe, together with its affiliates, does not have assets in Canada in excess of C$350 million or revenues in, from or into Canada in excess of C$350 million, calculated in accordance with the Competition Act.

SCHEDULE 4.1

REPRESENTATIONS AND WARRANTIES OF VAALCO AND ACQUIRECO

Defined Terms

As used in this schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this schedule is appended, and the following terms have the following meanings:

“Export Laws” means (i) all Laws imposing trade restrictions administered or enforced by OFAC, all sanctions Laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, and all anti-boycott Laws administered by the U.S. Department of Commerce or the Department of Treasury, and (ii) all Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and the export control Laws of the United Kingdom or the European Union;

“Government Official” means any official, employee, or representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

“Intellectual Property” means anything that is or may be protected by any Intellectual Property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

“Restricted Party” means a person that is: (i) listed on, or directly or indirectly owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions related- list of designated Persons maintained by any Sanctions Authority, or (ii) otherwise a target of Sanctions;

“Sanctions” means all economic or financial sanctions, sectoral sanctions, secondary sanctions, laws, regulations, embargoes or restrictive measures administered, enacted or enforced from time to time by: (i) the United States government; (ii) the United Nations; (iii) the European Union; (iv) the United Kingdom; (v) the United Nations Security Council; or (vi) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury (“OFAC”), the United States Department of  State,  the United  States Department of  Commerce,  Her Majesty’s Treasury (“HMT”) or any other relevant sanctions authority (together, the “Sanctions Authorities”);

“VAALCO Annual Financial Statements” means the audited consolidated financial statements for VAALCO as of and for each of the fiscal years ended on December 31, 2021 and December 31, 2020 (including any notes or schedules thereto and the auditor’s report thereon) included in VAALCO’s annual report on Form 10-K dated filed on March 11, 2022;

“VAALCO Balance Sheet” has the meaning given to it in section (m) of Schedule 4.1;

“VAALCO Financial Statements” means, together, VAALCO Annual Financial Statements and VAALCO Interim Financial Statements;

“VAALCO Interim Financial Statements” means the interim unaudited condensed consolidated financial statements for VAALCO for the three month period ended March 31, 2022 (including any notes or schedules thereto) included in VAALCO’s quarterly report on Form 10-Q dated filed on May 3, 2022;

“VAALCO JV Entities” means any corporations or entities in which VAALCO or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary;

“VAALCO Real Property Interests” has the meaning given to it in section (p)(i) of Schedule 4.1; and

“VAALCO Stockholder Approval” means the approval of the VAALCO Resolutions by VAALCO Stockholders at the VAALCO Meeting.

REPRESENTATIONS AND WARRANTIES OF VAALCO AND ACQUIRECO

(a)

Organization and Qualification. Each of VAALCO and its Subsidiaries (including AcquireCo) is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. Each of VAALCO and its Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a VAALCO Material Adverse Effect. Except as set forth in Section 4.1(a) of the VAALCO Disclosure Letter, true and complete copies of the constating documents of VAALCO and its Subsidiaries have been disclosed in the VAALCO Data Room, and no action has been taken to amend or supersede such constating documents of VAALCO and its Subsidiaries.

(b)

Authority Relative to this Agreement. Each of VAALCO and AcquireCo has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and, subject to obtaining VAALCO Stockholder Approval in the case of VAALCO, to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by each of VAALCO and AcquireCo hereunder and the consummation by each of VAALCO and AcquireCo of the transactions contemplated hereunder and thereunder have been duly authorized by the VAALCO Board or the AcquireCo Board, as applicable, and no other corporate proceedings on the part of VAALCO or AcquireCo are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than obtaining approval of the VAALCO Proxy Statement by the VAALCO Board and the VAALCO Stockholder Approval. This Agreement has been duly executed and delivered by each of VAALCO and AcquireCo and constitutes a valid and binding obligation of each of VAALCO and AcquireCo, enforceable by TransGlobe against each of VAALCO and AcquireCo in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

No Conflict; Required Filings and Consent. Except as set forth in Section 4.1(c) of the VAALCO Disclosure Letter, the execution and delivery by each of VAALCO and AcquireCo of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach or default of:

(A)	any provision of the articles, by-laws or other constating documents or partnership agreements of VAALCO or any of its Subsidiaries;

(B)

any VAALCO Material Contract or Authorization to which VAALCO or any of its Subsidiaries is a party or by which VAALCO or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a VAALCO Material Adverse Effect; or

(C)

any Law to which VAALCO or any of its Subsidiaries is subject or by which VAALCO or any of its Subsidiaries is bound, and except as would not, individually or in the aggregate, have a VAALCO Material Adverse Effect;

(ii)

give rise to any right of termination, allow any Person to exercise any rights, or cause or  permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which VAALCO or AcquireCo is entitled, under any VAALCO Material Contract or Authorization to which VAALCO or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a VAALCO Material Adverse Effect; or

(iii)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person, under any VAALCO Material Contract or Authorization, or result in the imposition of any Lien upon any of VAALCO’s assets or the assets of any of VAALCO’s Subsidiaries except as would not, individually or in the aggregate, have a VAALCO Material Adverse Effect.

Other than such filings and approvals required by the applicable rules and policies of the NYSE and LSE, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of VAALCO or any of its Subsidiaries for the consummation by each of VAALCO and AcquireCo of its obligations in connection with the Arrangement under this Agreement or for the  completion of the  Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(d)

Subsidiaries. Except as set forth in Section 4.1(d) of the VAALCO Disclosure Letter, VAALCO is, directly or indirectly, the registered and beneficial owner of, with respect to each of VAALCO’s Subsidiaries, all of its issued and outstanding securities, in each case free and clear of all Liens (other than Liens set forth in the VAALCO Interim Financial Statements and Liens arising in the ordinary course of business or that are not material in the aggregate), and all of the issued and outstanding securities of VAALCO’s Subsidiaries have been duly and validly authorized and issued, are fully paid, and if such entity is a corporation, are non- assessable. No securities of VAALCO’s Subsidiaries have been issued in violation of any Law or pre-emptive or similar rights. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities or other ownership interests in any of VAALCO’s Subsidiaries.

(e)	Compliance with Laws and Constating Documents.

(i)

The operations of VAALCO and its Subsidiaries have been since January 1, 2019 and are now being conducted in material compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of VAALCO and of any of its Subsidiaries, and none of VAALCO or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(ii)

None of VAALCO or any of its Subsidiaries is in conflict with, or in default under or in violation of its articles or by-laws or equivalent organizational documents except for such violation or default which would not, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(f)	Authorizations. Except as set forth in Section 4.1(f) of the VAALCO Disclosure Letter, VAALCO and its Subsidiaries have obtained all material Authorizations necessary for the ownership, operation and use of the assets of VAALCO and its Subsidiaries or otherwise in connection with carrying on the business and operations of VAALCO and its Subsidiaries in compliance with all applicable Laws, except where the failure to have any such Authorization would not, individually or in the aggregate, have a VAALCO Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms. VAALCO and its Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which would not, individually or in the aggregate, have a VAALCO Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of VAALCO threatened, regarding any such Authorizations, which if successful would, individually or in the aggregate, have a VAALCO Material Adverse Effect. None of VAALCO or any of its Subsidiaries or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non- renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a VAALCO Material Adverse Effect, and all Authorizations of VAALCO and its Subsidiaries continue to be effective in order for VAALCO and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of VAALCO, no Person other than VAALCO owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations of VAALCO.

(g)	Capitalization and Listing.

(i)

The authorized share capital of VAALCO consists of (x) as of the date of this Agreement, 100,000,000 VAALCO Shares, par value $0.10 per share and 500,000 shares of preferred stock, par value $25.00 per share and (y) as of the Effective Time, 160,000,000 VAALCO Shares, par value $0.10 per share and 500,000 shares of preferred stock, par value $25.00 per share. As of the date of this Agreement there are: (A) 70,886,171 VAALCO Shares validly issued and outstanding as fully-paid and non-assessable shares of VAALCO, of which 11,057,521 are treasury shares and 760,545 are unvested VAALCO Shares that are subject to forfeiture; (B) no shares of preferred stock issued or outstanding; (C) (1) 7,628,161 VAALCO Shares reserved for issuance pursuant to VAALCO restricted stock units and options to purchase VAALCO Shares, and (2) zero VAALCO Shares underlying VAALCO stock appreciation rights. All outstanding VAALCO Shares have been, and all VAALCO Shares issuable upon the exercise or vesting of the VAALCO restricted stock units and options to purchase VAALCO Shares and VAALCO stock appreciation rights, as the case may be, in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of VAALCO and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights. Except in connection with the issuance of Consideration Shares as contemplated by this Agreement, and for the

VAALCO restricted stock units and options to purchase VAALCO Shares, and VAALCO stock appreciation rights referred to in this Section 4.1(g)(i), there are no issued, outstanding or authorized options, warrants, conversion privileges, calls, or pre-emptive, redemption, repurchase, stock appreciation or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of VAALCO or any of its Subsidiaries to issue or sell any shares in the capital of VAALCO or shares, partnership interests or other equity interests of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares in the capital of VAALCO or shares, partnership interests or other equity interests of any of its Subsidiaries or the value of which is based on the value of the securities of VAALCO or any of its Subsidiaries and other than the VAALCO Incentive Plans, there are no equity or security based compensation arrangements maintained by VAALCO.

(ii)

As of the date hereof, except in connection with the issuance of Consideration Shares as contemplated by this Agreement, there are no outstanding obligations of VAALCO or any of its Subsidiaries to repurchase, redeem or otherwise acquire any VAALCO Shares or any shares of, or partnership interests or other equity interests in, any of its Subsidiaries, or qualify securities for public distribution in the United States or elsewhere, or with respect to the voting or disposition of any securities of VAALCO or any of its Subsidiaries, and no Subsidiary of VAALCO owns any VAALCO Shares.

(iii)	All outstanding securities of VAALCO have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(iv)

There are no issued, outstanding or authorized bonds, debentures or other evidences of indebtedness of VAALCO or its Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind outstanding giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with VAALCO Stockholders on any matter.

(v)	The Consideration Shares to be issued at the Effective Time will be duly authorized and validly issued by VAALCO as fully paid and non-assessable shares of VAALCO, free and clear of all Liens.

(h)

Shareholder and Similar Agreements. Except as set forth in Section 4.1(h) of the VAALCO Disclosure Letter, neither VAALCO nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital of VAALCO or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in VAALCO, any of its

Subsidiaries, and VAALCO has not adopted a shareholder rights plan or any other similar plan or agreement.

(i)	Registrant Status and Stock Exchange Compliance.

(i)	VAALCO is an SEC registrant.

(ii)

There is no Order delisting, suspending or cease trading any securities of VAALCO. The VAALCO Shares are listed on the Official List and listed for trading on the NYSE and the LSE and are not listed on any national or international securities exchange other than the NYSE and LSE, and VAALCO is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE, the FCA and LSE.

(iii)

No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of VAALCO is in effect, or, to the knowledge of VAALCO, is pending or has been threatened, or is expected to be implemented or undertaken, and to the knowledge of VAALCO, is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(j)	U.S. Securities Law Matters.

(i)

The VAALCO Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and VAALCO is in material compliance with its reporting obligation pursuant to Section 13(a) of the U.S. Exchange Act.

(ii)	Other than the VAALCO Shares, VAALCO does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act.

(iii)	VAALCO is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(k)

Reports. Since January 1, 2021, VAALCO has timely filed true and correct copies of VAALCO Public Documents that VAALCO is required to file under U.S. Securities Laws and applicable U.K. Laws, other than such documents that the failure to file would, individually or in the aggregate, not have a VAALCO Material Adverse Effect. VAALCO Public Documents at the time filed (A) did not contain any misrepresentation, (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (C) complied in all material respects with the requirements of applicable U.S. Securities Laws and applicable U.K. Laws. Any amendments to VAALCO Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity.

(l)	Financial Statements.

(i)

The VAALCO Financial Statements (including the related management’s discussion and analysis) have been, and all financial statements of VAALCO (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by VAALCO in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with U.S. GAAP applied on a basis consistent with prior periods (except where U.S. GAAP has changed and new accounting standards become effective for the subsequent period) and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of VAALCO and its Subsidiaries  as  of the respective dates  thereof and  their results  of operations and cash flows for the respective periods covered thereby.

(ii)

There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of VAALCO or any of its Subsidiaries with unconsolidated entities or other Persons which are not reflected in the VAALCO Financial Statements.

(iii)

The financial books, records and accounts of VAALCO and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with U.S. GAAP, and (B) accurately and fairly reflect the basis for VAALCO’s financial statements in all material respects.

(iv)

The management of VAALCO has established and maintains a system of disclosure controls and procedures, including “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act) designed to provide reasonable assurance that information required to be disclosed by VAALCO in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities and to ensure that such filings and other reports are complete and accurate in all respects. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by VAALCO in its annual filings, interim filings or other securities filings filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to VAALCO’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(v)

VAALCO maintains a system of internal financial and accounting controls, including internal control over financial reporting, including “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d- 15(f) of the U.S. Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and providing a reasonable basis for the directors to make proper judgments on an ongoing basis as to the financial position and prospects of VAALCO and its Subsidiaries and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of VAALCO and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of VAALCO and its Subsidiaries are being made only with authorizations of management and directors of VAALCO and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of VAALCO or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of VAALCO, as of the date of this Agreement (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of VAALCO that are reasonably likely to adversely affect the  ability of VAALCO to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of VAALCO.

(vi)

None of VAALCO or any of its Subsidiaries, or any of the respective directors, officers, employees, auditors, accountants or representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of VAALCO or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that VAALCO or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the VAALCO Board.

(m)

Undisclosed Liabilities. None of VAALCO nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, except for (a) liabilities and obligations that are specifically presented on the unaudited condensed consolidated balance sheet of VAALCO as of March 31, 2022 (the “VAALCO Balance Sheet”) or disclosed in the notes thereto; (b) those incurred in the ordinary course of business since the date of the VAALCO Balance Sheet and consistent with past practice; and (c) those incurred in connection with the execution of this Agreement or the transactions contemplated hereby.

(n)

Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of VAALCO (or each former principal executive officer and each former principal financial officer of VAALCO, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the VAALCO Public Documents, and the statements contained in such certifications were true and accurate in all material respects as of the dates made in such VAALCO Public Documents. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither VAALCO nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of VAALCO or any of its Subsidiaries. VAALCO is in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE.

(o)

Takeover Laws. No Takeover Law applicable to VAALCO (including Section 203 of the General Corporation Law of the State of Delaware) prohibits or will impair consummation of the transactions contemplated hereby.

(p)	Title. VAALCO and its Subsidiaries:

(i)

except for Liens arising in the ordinary course of business or that are not material in the aggregate, have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by VAALCO or its Subsidiaries, as applicable, necessary to permit the operation of VAALCO’s business as presently owned and conducted in all material respects (collectively, “VAALCO Real Property Interests”); and

(ii)

are not aware of any defects, failures or impairments in the title of its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in the aggregate, would have a TransGlobe Material Adverse Effect.

(q)

Petroleum Rights Agreement. VAALCO or one of its Subsidiaries is a party to the Petroleum Rights Agreements. The Petroleum Rights Agreements and all rights and interests of VAALCO and/or its Subsidiaries thereunder or deriving therefrom are in full force and effect. No notice has been given to VAALCO, any of its Subsidiaries or, to the knowledge of VAALCO, to any other party to the Petroleum Rights Agreements by a Governmental Entity of any intention to revoke the Petroleum Rights Agreements or any of them. No Petroleum Rights Agreement is in the course of being surrendered in whole or in part and there is no proposal to do so. Neither VAALCO nor any of its Subsidiaries has given any notice of withdrawal from any of the Petroleum Rights Agreements. All accrued obligations and liabilities imposed by the Petroleum Rights Agreements, including the work obligations arising from the Petroleum Rights Agreements, have been duly fulfilled and discharged and there is no outstanding work obligation to be fulfilled under the Petroleum Rights Agreements or any of them.

(r)	No Defaults under Leases and Agreements.

(i)

None of VAALCO or any of its Subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the VAALCO Real Property Interests to which VAALCO or any of its Subsidiaries is a party or by or to which VAALCO or any such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(ii)

(A) VAALCO and its Subsidiaries are in good standing under all, and are not in default under any, and (B) to the knowledge of VAALCO, there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the VAALCO Real Property Interests to which it is a party or by or to which it or such assets are bound or subject and all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and, except as set forth in Section 4.1(r) of the VAALCO Disclosure Letter, to the knowledge of VAALCO, none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(s)

Expropriation. No properties or assets of VAALCO or its Subsidiaries, subject to the VAALCO Real Property Interests has been taken or appropriated by any Governmental Entity, nor has any notice or proceeding in respect hereof been given or commenced, nor, to the knowledge of VAALCO, is there any intent or proposal to give any such notice or to commence any such proceeding.

(t)

Absence of Certain Changes or Events. Except in connection with the transactions contemplated by this Agreement or COVID-19 Measures undertaken by VAALCO, since December 31, 2021: (i) VAALCO and its Subsidiaries have operated their respective businesses only in the ordinary course of business, (ii) there has not been any VAALCO Material Adverse Effect, and (iii) VAALCO and its Subsidiaries have not taken or failed to take any action which, if taken after the date of this Agreement, would constitute a breach of Section 5.2.

(u)

Litigation. There is no Proceeding against or involving VAALCO or any of its Subsidiaries or any of their respective properties or assets pending or, to the knowledge of VAALCO, threatened and, to the knowledge of VAALCO, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a VAALCO Material Adverse Effect or would prevent, significantly impede or materially delay the ability of VAALCO or AcquireCo to consummate the Arrangement.

(v)

Environmental. Except as disclosed in the VAALCO Public Documents, and except as has not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect, the operations of VAALCO and each of its Subsidiaries are in compliance in all material respects with Environmental Laws.

(w)

Ownership of Material Property. VAALCO and its Subsidiaries have ownership of all material property (including all Petroleum Rights Agreements, real property, intellectual property, plant and equipment and all other assets owned, leased or otherwise held in accordance with industry standard oilfield practice) (the “VAALCO Material Property”) necessary for the operation of its business, in each case free and clear of all Liens and other material adverse claims known to VAALCO, and its Subsidiaries, as applicable, other than such Liens as are disclosed in any governmental registry, contained in the Petroleum Rights Agreements or arising in the ordinary course of business or are not material in the aggregate.

(x)

No ROFRS. Except as set forth in Section 4.1(x) of the VAALCO Disclosure Letter, there are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of the assets of VAALCO and its Subsidiaries as a consequence of the Parties entering into this Agreement, other than where such rights would not, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(y)

Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents (including all Petroleum Rights Agreements) pertaining to the oil and gas assets of VAALCO and its Subsidiaries and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a VAALCO Material Adverse Effect.

(z)

Licenses. Except as set forth in Section 4.1(z) of the VAALCO Disclosure Letter, VAALCO and its Subsidiaries have obtained and are in compliance with all licenses, permits, certificates, consents, orders, grants (including all Petroleum Rights Agreements) and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a VAALCO Material Adverse Effect.

(aa) Reserves. A true and complete copy of each of the reports prepared by Netherland, Sewell & Associates, Inc. (“NSAI”) for the year ended December 31, 2021 with respect to VAALCO’s reserves (together, the “VAALCO Reserves Report”) have been provided to TransGlobe. VAALCO co-operated with NSAI in the preparation of the VAALCO Reserves Reports. VAALCO has made available to NSAI prior to the issuance of the VAALCO Reserves Reports for the purpose of preparing such reports, all information within VAALCO’s power or possession requested by NSAI, which information did not to VAALCO’s knowledge, at the time such information was provided, contain any misrepresentation and VAALCO does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to NSAI since the date that such information was so provided that would result, individually or in the aggregate, in a VAALCO Material Adverse Effect. VAALCO believes that the VAALCO Reserves Reports reasonably present the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and natural gas liquids properties evaluated in such reports as at December 31, 2021, based upon information available at the time such reserves information was prepared, and VAALCO believes that at the date of such reports, they reasonably presented the aggregate estimated quantity and pretax net present values of such reserves or the estimated monthly production volumes therefrom. NSAI, who prepared the VAALCO Reserves Reports, are, to VAALCO's knowledge, independent reserves evaluators in respect of the VAALCO Reserves Reports as required by the applicable U.S. Securities Laws as interpreted and applied by the SEC or similar securities regulatory authority in each state and territories of the United States.

(bb) Intellectual Property. VAALCO and its Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and there is no proceeding pending or, to the knowledge of VAALCO, threatened by any Person challenging VAALCO’s or its Subsidiaries’ rights in or to such intellectual property which is used for the conduct of the business as currently carried on as set forth in the VAALCO Public Documents, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect. To the knowledge of VAALCO, the conduct of the business as currently carried on as set forth in the VAALCO Public Documents, including the use of Intellectual Property, does not infringe upon Intellectual Property of any Person in any material respect, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect. To the knowledge of VAALCO, no Person is currently infringing upon any of the Intellectual Property owned by VAALCO or its Subsidiaries in any material respect, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(cc) Employment Matters. Except as disclosed in the VAALCO Public Documents, there is no material labour strike, dispute, work slowdown or stoppage pending or involving, or, to the knowledge of VAALCO, threatened against VAALCO or any of its Subsidiaries, and no such event has occurred within the last two years.

(dd) Ownership of TransGlobe Shares. None of VAALCO or any of its Subsidiaries or affiliates or any Person acting jointly or in concert with them in respect of the transactions contemplated by this Agreement beneficially owns or exercises control or direction over any securities of TransGlobe.

(ee)Taxes. Except as disclosed in Section 4.1(ee) of the VAALCO Disclosure Letter:

(i)

each of VAALCO and its Subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects;

(ii)

each of VAALCO and its Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and VAALCO has provided adequate accruals in accordance with U.S. GAAP in the most recently published financial statements of VAALCO for any Taxes of VAALCO and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, except in each case where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect. Except as would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, reassessed, proposed to be assessed or reassessed, incurred or accrued, other than in the ordinary course of business;

(iii)

all deficiencies for Taxes asserted, assessed or reassessed against any of VAALCO and its Subsidiaries have been paid in full, accrued on the books of VAALCO or finally settled, except to the extent that any such deficiencies would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect;

(iv)

each of VAALCO and its Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person including any employee, independent contractor, supplier, creditor, shareholder, non- resident or other third party) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect;

(v)

each of VAALCO and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including, without limitation, goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected  to, individually or in the aggregate, have a VAALCO Material Adverse Effect;

(vi)

there are no material proceedings, investigations, audits, reassessments or claims now pending or threatened in writing, against VAALCO or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes, except to the extent that any of the foregoing would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect;

(vii)

neither VAALCO nor any of its Subsidiaries has been the “distributing corporation” or a “controlled corporation”, in each case, within the meaning of Section 355 of the Code, with respect to a transaction that was intended to be governed in whole or in part by Section 355 of the Code;

(viii)

there are no Liens for Taxes upon any properties or assets of VAALCO or any of its Subsidiaries (other than Liens (A) relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the VAALCO Annual Financial Statements; and (B) which would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect);

(ix)	for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	VAALCO is a corporation formed under the laws of the State of Delaware and is not managed or controlled in any other country; and

(B)

each of its Subsidiaries is resident in the jurisdiction (or country of which such jurisdiction is a political subdivision) in which it was formed or continued, and is not resident in any other country.

(ff)   Books and Records. Since January 1, 2019, the corporate records and minute books of VAALCO and its Subsidiaries are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(gg) Insurance. VAALCO and its Subsidiaries have in place reasonable and prudent insurance policies that adequately cover all risks as are customarily covered by businesses in the industry in which VAALCO and its Subsidiaries operate, and VAALCO and its Subsidiaries are in compliance in all material respects with all requirements with respect to such policies. VAALCO has disclosed in the VAALCO Data Room, true and complete copies of all such policies that are material to VAALCO (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder and additional details pertaining to the directors & officers liability policy) and the most recent inspection reports received from insurance underwriters. All such policies shall remain in full force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and will not be cancelled or otherwise terminated as a result of the transactions contemplated herein. None of VAALCO or its Subsidiaries has failed to promptly give any notice or present any material claim under such policies.

(hh) Non-Arm’s Length Transactions. Other than as disclosed in the VAALCO Public Documents and other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, VAALCO or any of its Subsidiaries, or holder of record or beneficial owner of 5% or more of the VAALCO Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with VAALCO or any of its Subsidiaries.

(ii)

Restrictions on Business Activities. There is no VAALCO Material Contract or Order binding upon VAALCO or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of VAALCO, any of its Subsidiaries or the conduct of business by VAALCO or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than VAALCO Material Contracts or Orders which has not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(jj) Material Contracts. True and complete copies of the VAALCO Material Contracts have been disclosed in the VAALCO Data Room or are part of the VAALCO Public Documents. VAALCO and its Subsidiaries have performed in all material respects all of the respective obligations required to be performed by them under the VAALCO Material Contracts and none of VAALCO, or any of its Subsidiaries is in material breach or material default under any VAALCO Material Contract to which it is a party or bound nor does VAALCO have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. To the knowledge of VAALCO, there is no material breach or default under (nor, to the knowledge of VAALCO, does there exist any condition which, with the passage of time or the giving of notice or both, would result in such a breach or default under) any such VAALCO Material Contract by any other party thereto. All VAALCO Material Contracts are legal, valid, binding and in full force and effect and are enforceable by VAALCO (or a Subsidiary of VAALCO, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto. VAALCO has not received any written or, to the knowledge of VAALCO, other notice that any party to a VAALCO Material

Contract intends to cancel, terminate or otherwise modify or not renew its relationship with VAALCO or any of its Subsidiaries, and, to the knowledge of VAALCO, no such action has been threatened.

(kk)Anti-Corruption.

(i)

None of VAALCO nor its Subsidiaries, nor any of their directors, officers, employees, agents, representatives, or any other person acting on their behalf has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of VAALCO or its Subsidiaries, anything of value (including a facilitation payment), directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)

influencing any action or decision of such person in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage in the course of business;

(B)

inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist VAALCO or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)

where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist VAALCO or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any person, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(ii)

None of VAALCO nor its Subsidiaries, nor any of their directors, officers, employees, agents, representatives, or any other person acting on their behalf has taken any action that is inconsistent with or prohibited by or would cause VAALCO or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Foreign Corrupt Practices Act of 1977 (United States), UK Bribery Act 2010 (as amended) or any similar legislation prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject and all contracts and arrangements between VAALCO or one of its Subsidiaries and any other person are in compliance with such laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect. VAALCO and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iii)

None of VAALCO nor its Subsidiaries nor any of its directors, officers, employees, agents, representatives, or any other person acting on their behalf has (A) conducted or initiated any review, audit or internal investigation that concluded that VAALCO or one of its Subsidiaries or any of their respective directors, officers, employees, agents, representatives, or any other person acting on their behalf has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder; (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti-corruption, anti-bribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request or citation from any person alleging non- compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect; or (C) been the subject of any internal or external allegation, investigation, review, audit, inquiry, or enforcement proceedings by a Governmental Entity, bank, or customer related to any offence or alleged offence under Anti-Corruption Laws, and, to the knowledge of VAALCO, no such investigation, review, audit, inquiry, or proceeding is pending or threatened; and there are no circumstances likely to give rise to any such investigation, review, audit, inquiry or proceeding.

(iv)

VAALCO and its Subsidiaries have maintained systems of internal controls intended to ensure compliance with the Foreign Corrupt Practices Act of 1977 (United States), UK Bribery Act 2010 (as amended) or any similar legislation prohibiting corruption, bribery and money laundering. None of VAALCO nor its Subsidiaries has established or maintained any fund or asset unrecorded in the books of VAALCO or its Subsidiaries respectively, that was otherwise required by applicable Laws to be recorded for any purpose, or has made any false or artificial entries on any of the books or records of VAALCO or its Subsidiaries for any reason.

(v)

None of VAALCO nor its Subsidiaries are owned or controlled directly or indirectly by a Governmental Entity or Government Official; and none of their respective directors, officers, employees, or, to the knowledge of VAALCO, agents, representatives or other persons acting for or on behalf of VAALCO or its Subsidiaries, is a Government Official.

(ll)Sanctions.

(i)

Neither VAALCO, nor any of its Subsidiaries or joint ventures, nor any of their respective directors, officers or employees nor, to the knowledge of VAALCO, any agents or other Persons acting on any of their behalf: (i) is a Restricted Party; or (ii) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii)

VAALCO, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of VAALCO, the agents and other Persons acting on their behalf are in compliance with all applicable Sanctions in all respects.

(iii)

VAALCO represents and covenants that neither VAALCO nor any of its Subsidiaries nor any of their respective directors, officers or employees nor, to the knowledge of VAALCO, any agents or other Persons acting on any of their behalf has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Restricted Party, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(mm) Import and Export Controls. VAALCO and its Subsidiaries have been in compliance with all applicable Export Laws, and none of VAALCO and its Subsidiaries has (A) received written notice of, any actual, alleged or potential violation of any Export Law or (B) been a party to or the subject of any pending (or to the knowledge of VAALCO, threatened) claim, action, suit, proceeding or investigation against it by or before any Governmental Entity (including receipt of any subpoena) related to any actual, alleged or potential violation of any Export Law.

(nn) Brokers; Expenses. Except for the fees to be paid to Stifel, Nicolaus & Company, Incorporated pursuant to the engagement letter with VAALCO dated July 10, 2022, a true and complete copy of which has been disclosed in the VAALCO Data Room, none of VAALCO or any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(oo)Fairness Opinion. As of the date hereof:

(i)

Stifel, Nicolaus & Company, Incorporated, financial advisor to VAALCO, has delivered the VAALCO Fairness Opinion to the VAALCO Board to the effect that as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be paid by VAALCO pursuant to the Arrangement is fair, from a financial point of view, to VAALCO; and

(ii)	VAALCO has been authorized by Stifel, Nicolaus & Company, Incorporated to permit inclusion of the VAALCO Fairness Opinion and references thereto in the VAALCO Proxy Statement.

(pp) Freely Tradeable Shares. The Consideration Shares to be issued pursuant to the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, applicable U.K. Laws, U.S. federal securities laws and the state securities of each U.S. state where holders entitled to receive such shares are located. Such securities shall not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, and shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Securities Authorities.

(qq) Competition Act. VAALCO, together with its affiliates, does not have assets in Canada in excess of C$50 million or revenues in, from or into Canada in excess of C$50 million, calculated in accordance with the Competition Act.

APPENDIX D

EVERCORE Fairness Opinion

July 13, 2022

The Board of Directors TransGlobe Energy Corporation 900,           444 – 5th Avenue S.W.        Calgary, Alberta, Canada T2P 2T8

Members of the Board of Directors:

Evercore Partners International LLP (“Evercore Partners” “we”, “us” or “our”) understands that TransGlobe Energy Corporation (the “Company”) proposes to enter into a definitive arrangement agreement to be dated on or about July 13, 2022 (the “Arrangement Agreement”), with VAALCO Energy, Inc. (the “Acquiror”) , pursuant to which, among other things, the Acquiror will acquire all of the issued and outstanding common shares in the capital of the Company (the “Company Shares”), by way of a plan of arrangement carried out under the provisions of the Business Corporations Act (Alberta) (the “Arrangement”). Under the terms of the Arrangement, at closing, holders of the Company Shares (the “Company Shareholders”) will be entitled to receive, subject to adjustment pursuant to the Arrangement Agreement, 0.6727 of common stock in the capital the Acquiror per Company Share (the “Consideration”).

The terms and conditions of the Arrangement Agreement will be more fully described in a management information circular (the “Circular”) which will be mailed to Company Shareholders in connection with the Arrangement.

We have been retained as a financial advisor to the Company in respect of the Arrangement and, as part of our agreed scope of work have been asked to prepare and deliver to the board of directors of the Company (the “Board of Directors”) a written opinion as to whether the Consideration to be received by Company Shareholders pursuant to the Arrangement, is fair, from a financial point of view, to such Company Shareholders. Evercore Partners understands that the opinion will be one factor, among others, that the Board of Directors will consider in their evaluation of the Arrangement.

All dollar amounts herein are expressed in United States dollars.

Engagement of Evercore Partners

We were formally engaged by the Company, in connection with the Arrangement, on behalf of the Board of Directors pursuant to a letter agreement effective May 7, 2022 (the “Engagement Letter”). Under the terms of the Engagement Letter, Evercore Partners has agreed to provide the Company with various advisory services in connection with the Arrangement, including, among other things, the provision of the opinion.

Evercore Partners will receive a fee for rendering the opinion. We will also receive certain fees for our advisory services under the Engagement Letter, a substantial portion of which is contingent upon the successful completion of the Arrangement. In addition, the Company has also agreed to reimburse us for our reasonable out-of-pocket expenses, and to indemnify us against certain liabilities that might arise out of our engagement.

The terms of the Engagement Letter provide that Evercore Partners is to be paid certain fees for its services as financial advisor to the Company in connection with the Arrangement, including (i) a fee due upon delivery of the opinion, no part of which is contingent upon the opinion being favourable or upon the successful completion of the Arrangement or any alternative transaction, and (ii) a fee payable upon completion of the Arrangement or any alternative transaction.

Credentials of Evercore Partners

Evercore Partners is a global independent investment banking advisory firm, with operations in mergers and acquisitions, strategic shareholder advisory, restructurings, and capital structure transactions. Evercore Partners has been a financial advisor in a significant number of transactions globally involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The opinion expressed herein represents the opinion of Evercore Partners. The form and content of the opinion have been approved for release by a committee of senior investment banking professionals of Evercore Partners and its affiliates, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationship with Interested Parties

Neither Evercore Partners nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta) (the “Act”)) of the Company, the Acquiror or any of their respective affiliates (collectively, the “Interested Parties”).

Evercore Partners and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of the Company, the Acquiror, or any other Interested Party, and have not had a material financial interest in any transaction involving the Company, the Acquiror, or any other Interested Party during the two years preceding the date hereof, other than services provided pursuant to the Arrangement, Engagement Letter, 2021 Retained Financial Advisory Mandate (defined below) and as described herein. During the two years preceding the date hereof, an affiliate of Evercore Partners acted as (i) financial advisor to the Acquiror in connection with the Acquiror’s February 2021 acquisition of Sasol Gabon S.A.’s 27.8% working interest in the Etame Marin block offshore Gabon, and (ii) financial advisor to the Company on a retained basis pursuant to an engagement letter effective April 7, 2021 (the “2021 Retained Financial Advisory Mandate”). Evercore Partners and its affiliates do not have any active engagements with the Acquiror and have also received the consent of the Acquiror to act as financial advisor to the Company in connection with the Arrangement or any alternative transaction.

Other than as set forth above, there are no understandings, agreements or commitments between Evercore Partners and any of the Interested Parties with respect to future business dealings. Evercore Partners may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

In addition, Evercore Partners and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Partners and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, the Acquiror, potential parties to the Arrangement and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or the Acquiror.

Scope of Review

In connection with rendering our opinion, we have, reviewed, considered, and relied upon, among other things, the following:

(i)a draft of the Arrangement Agreement dated July 13, 2022 and a draft of the schedules thereto, including the plan of arrangement;

(ii)draft forms of the Voting and Support Agreement (the “Company Support Agreements”) with each of the directors and executive leadership team of the Company dated July 13, 2022;

(iii)draft forms of the Voting and Support Agreement (the “Acquiror Support Agreements” and together with the Company Support Agreements, the “Support Agreements”) with each of the directors and senior leadership team of the Acquiror dated July 13, 2022;

(iv)audited annual financial statements of the Company and the Acquiror and management’s discussion and analysis related thereto for the fiscal years 2020 and 2021;

(v)unaudited interim financial statements of the Company and management’s discussion and analysis related thereto for the three-month period ended March 31, 2022;

(vi)certain other securities regulatory filings of the Company and the Acquiror for the fiscal years 2019, 2020 and 2021;

(vii)certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including publicly available research analysts’ estimates;

(viii)certain internal projected financial data relating to the Company and the Acquiror furnished to us by the management of the Company as approved for our use by the Company (the “Forecasts”);

(ix)discussions with management of the Company regarding their assessment of the past and current operations of the Company and the Acquiror, the current financial condition and prospects of the Company and the Acquiror, and the Forecasts including their views on the risks and uncertainties of achieving the Forecasts;

(x)public information with respect to other transactions of a comparable nature considered by us to be relevant;

(xi)certain business, technical, legal and compliance due diligence meetings held between the Company and the Acquiror;

(xii)reports published by equity research analysts and industry sources we considered relevant;

(xiii)third party expert reports, such as technical reports, relating to the Company and the Acquiror;

(xiv)a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which our opinion is based, addressed to us and dated the date hereof, provided by senior officers of the Company (the “Company Certificate”); and

(xv)such other information, performed such other analyses and examinations and considered such other factors that we deemed appropriate.

Evercore Partners has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by Evercore Partners.

Assumptions and Limitations

Our opinion is subject to the assumptions, qualifications and limitations set forth below. For purposes of our analysis and opinion, we have assumed and relied upon the accuracy,

completeness and fair presentation of all of the financial and other information, data, documents,

advice, opinions, representations and other material, whether in written, electronic, graphic, oral or any other form or medium, including as it relates to the Company and the Acquiror, whether obtained from publicly available sources, or provided to us by the Company or its subsidiaries or its or their representatives, agents or advisors, including the Company Certificate (collectively, the “Information”). We have assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading.  Subject to our professional judgement, we have not attempted to independently verify  the completeness, accuracy and fair presentation of any of the Information and have not assumed responsibility or liability for any independent verification of the Information.

Senior officers of the Company have represented to Evercore Partners in the Company Certificate, among other things, that the: (i) Information provided to Evercore Partners by the Company or its subsidiaries or its or their representatives was, (a) in respect of the Company or any of its subsidiaries, for the purpose of preparing the opinion, at the date the Information was provided to Evercore Partners, and is at the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act); and (b) in respect of the Acquiror or any of its subsidiaries, to the actual knowledge of such certifying officers, was at the date the Information was provided to Evercore Partners and is as of the date hereof, does not contain a misrepresentation (as defined in the Act) which would have or which would reasonably be expected to have a material effect on the opinion; (ii) all financial material, documentation and other data concerning the Arrangement or the Company and its subsidiaries, excluding any projections, budgets, strategic plans, financial forecasts, models, estimates and other future-oriented financial information (“FOFI”) concerning the Company and its subsidiaries, provided to Evercore Partners were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Company, and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or other data not misleading in light of the circumstances in which such financial material, documentation and other data were provided to Evercore Partners; (iii) all FOFI provided to Evercore Partners by the Company (a) was prepared on bases reflecting reasonable estimates, assumptions, and judgements of the Company; (b) was prepared using assumptions which are (and were at the time of preparation) and continue to be, reasonable in the circumstances, having regard to the Company’s industry, business, financial condition, plans and prospects; and (c) does not contain any untrue statement of a material fact or omit to state any material fact necessary to make such FOFI (as of the date of preparation thereof) not misleading in light of the assumptions used at the time, any developments since the time of their preparation, or the circumstances in which such FOFI was provided to Evercore Partners; (iv) to the best of the knowledge, information and belief of the certifying officers, there have been no valuations, including without limitation, any “prior valuations” (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) relating to the Company or any of its subsidiaries or any of their respective securities or material assets or liabilities, that, in each case, have been prepared in the two years preceding the date hereof and which have not been disclosed in writing to Evercore Partners; and (v) the Company has complied with the terms of the Engagement Letter in all material respects.

For purposes of our analysis and opinion, we have made several assumptions, including that (i) the executed Arrangement Agreement (including the schedules thereto) and Support Agreements will not differ in any material respect from the drafts that we reviewed, (ii) that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses, (iii) the representations and warranties in the Arrangement Agreement are true and correct as of the date hereof, and (iv) any governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on the contemplated benefits expected to be derived from the Arrangement. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the Acquiror and the other matters covered thereby.

The opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and the Acquiror as they are reflected in the Information and as they have been represented to Evercore Partners in discussions with management of the Company and its representatives. In our analyses and in preparing the opinion, Evercore Partners made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, which Evercore Partners believes to be reasonable and appropriate in the exercise of our professional judgement, many of which are beyond our control or that of any party involved in the Arrangement. The opinion is conditional upon the completeness, accuracy and fair presentation of any of the Information and on all such assumptions being correct.

We have not conducted a physical inspection of the properties or facilities of the Company or the Acquiror and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off- balance sheet assets and liabilities) of the Company or the Acquiror, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company or the Acquiror under any state, provincial or federal laws relating to bankruptcy, insolvency or similar matters.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the Company Shareholders, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Arrangement Agreement or the Arrangement, including, without limitation, the structure or form of the Arrangement, or any term or aspect of any other agreement or instrument contemplated by the Arrangement Agreement or entered into or amended in connection with the Arrangement Agreement. Our opinion does not address the relative merits of the Arrangement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Arrangement.

The opinion has been provided for the sole use and benefit of the Board of Directors (in their capacity as directors of the Company) in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Arrangement, including as to how any Company Shareholder should vote or act in respect of the Arrangement. We are not expressing any opinion as to the prices at which securities of the Company or the Acquiror will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Arrangement or as to the impact of the Arrangement on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters. In addition, the opinion does not address the fairness of the Consideration to any person who validly exercises the right of dissent of such person in respect of the Arrangement.

Except for the inclusion of the opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquiror, or any of their respective affiliates, and the opinion should not be construed as such.

The preparation of the opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Evercore Partners believes that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the opinion. The opinion should be read in its entirety.

The opinion is given as of the date hereof, and Evercore Partners disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Evercore Partners after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the opinion was inaccurate, incomplete or misleading in any material respect or if there is any material change affecting the opinion, Evercore Partners reserves the right to change, modify or withdraw the opinion.

Conclusion

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by Company Shareholders pursuant to the Arrangement, is fair, from a financial point of view, to such Company Shareholders.

Very truly yours, David Waring

Senior Managing Director

(Signed) "Evercore Partners International LLP"

EVERCORE PARTNERS INTERNATIONAL LLP

APPENDIX e

section 191 of the business corporations act (alberta)

Pursuant to the Interim Order, TransGlobe Shareholders have the right to dissent in respect of the Arrangement in accordance with Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement.  Such right to dissent is described in the Information Circular.  The full text Section 191 of the ABCA is set forth below.

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to
(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,
(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,
(b.1)	amend its articles under Section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in Section 15.2(1);

(c)amalgamate with another corporation, otherwise than under section 184 or 187,

(d)be continued under the laws of another jurisdiction under section 189, or

(e)sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)by the corporation, or

(b)by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder
(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or
(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)Every offer made under subsection (7) shall

(a)be made on the same terms, and

(b)contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)A dissenting shareholder

(a)is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)the service of documents, and

(g)the burden of proof on the parties.

(13)On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,
(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,
(c)	fixing the time within which the corporation must pay that amount to a shareholder, and
(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)On:

(a)the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)Until one of the events mentioned in subsection (14) occurs,

(a)the shareholder may withdraw the shareholder's dissent, or

(b)the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)If subsection (20) applies, the corporation shall, within 10 days after

(a)the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX F

INFORMATION concerning Transglobe

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix F and not otherwise defined in this Appendix F have the meanings given to such terms under the heading "Glossary of Terms" in this Information Circular.

Forward-Looking Statements

Certain statements contained in this Appendix F, and in certain documents incorporated by reference in this Appendix F, constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of applicable Canadian Securities Laws. Such forward-looking statements relate to future events or TransGlobe's future performance. See "Forward-Looking Statements" in this Information Circular.

Summary Description of the Business of TransGlobe

TransGlobe is a company continued into Alberta and existing under the ABCA.  TransGlobe is a cash flow-focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe Common Shares trade on the TSX and AIM under the symbol "TGL" and on NASDAQ under the symbol "TGA".

The Corporation's principal office is located at 900, 444 - 5th Avenue S.W., Calgary, Alberta, T2P 2T8. The Corporation's registered office is located at 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

For further information regarding TransGlobe and its business activities, including TransGlobe's intercorporate relationships and organizational structure, see the TransGlobe AIF, which is incorporated by reference in this Information Circular.

Recent Developments

On July 13, 2022, TransGlobe entered into the Arrangement Agreement with VAALCO, pursuant to which VAALCO proposes to, among other things, acquire all of the issued and outstanding TransGlobe Common Shares in exchange for VAALCO Shares pursuant to the Plan of Arrangement. For a full description of the Arrangement and the Arrangement Agreement, see "The Arrangement" in this Information Circular. Also see Appendix G – "Information Concerning VAALCO".

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed by TransGlobe with the securities commissions or similar authorities in each of the Provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance, Chief Financial Officer and Corporate Secretary of TransGlobe at 900, 444 - 5th Street SW, Calgary, Alberta T2P 2T8, Telephone (403) 264-9888. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through TransGlobe's profile on the SEDAR website at www.sedar.com.

The following documents of TransGlobe are specifically incorporated by reference into this Information Circular:

1.	the TransGlobe AIF;

2.

the audited consolidated financial statements of TransGlobe as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the auditor's report thereon (the "TransGlobe Annual Financial Statements");

3.	management's discussion and analysis of the financial condition and results of operations of TransGlobe for the year ended December 31, 2021, dated as at March 17, 2022 (the "TransGlobe Annual MD&A");
4.

the condensed unaudited consolidated financial statements of TransGlobe as at and for the three and six months ended June 30, 2022 and 2021, together with the notes thereto (the "TransGlobe Interim Financial Statements");

5.

management's discussion and analysis of the financial condition and results of operations of TransGlobe for the three and six months ended June 30, 2022, dated as at August 10, 2022 (the "TransGlobe Interim MD&A");

6.	the material change report of TransGlobe dated July 14, 2022, relating to the entering into of the Arrangement Agreement;
7.	the material change report of TransGlobe dated January 28, 2022, relating to TransGlobe executing the Merged Concession Agreement with the EGPC; and
8.	the management information circular of TransGlobe dated April 8, 2022 relating to the annual general meeting of shareholders held on May 11, 2022.

Any documents of the type referred to above including any material change reports (excluding confidential material change reports), comparative interim financial statements and comparative annual financial statements (together with the auditors' report thereon), management's discussion and analysis, business acquisition reports and information circulars filed by TransGlobe, as the case may be, with the securities commissions or similar authorities in the Provinces of Canada subsequent to the date of this Information Circular and prior to the date of the Meeting shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. Information contained on or otherwise accessed through the TransGlobe website, or any other website, other than those documents specifically incorporated by reference herein and filed on SEDAR, do not constitute part of this Information Circular.

Description of TransGlobe's Securities

TransGlobe is authorized to issue an unlimited number of TransGlobe Common Shares without nominal or par value. As at August 26, 2022, there were 73,309,064 TransGlobe Common Shares issued and outstanding. For a description of the TransGlobe Common Shares see "Description of Capital Structure" in the TransGlobe AIF, which is incorporated by reference in this Information Circular.

Dividends

For a description of the TransGlobe dividend policy and past dividend payments, see "Dividend Policy" in the TransGlobe AIF, which is incorporated by reference in this Information Circular.

The TransGlobe Board approved a dividend payment to TransGlobe Shareholders of $0.10 per TransGlobe Common Share, which was paid on May 12, 2022 to TransGlobe Shareholders of record on April 29, 2022.

During the period between signing the Arrangement Agreement and the completion of the Arrangement, TransGlobe has agreed that it will not and will cause each of its Subsidiaries not to, directly or indirectly, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any TransGlobe Common Shares.

Market for Securities

The TransGlobe Common Shares are traded on the TSX and AIM under the symbol "TGL" and on NASDAQ under the symbol "TGA". Following the completion of the Arrangement, the TransGlobe Common Shares will be de-listed from the TSX and NASDAQ and the admission of the TransGlobe Common Shares to trading on AIM will be cancelled.  On July 13, 2022, the last trading day prior to the date of the public announcement of the Arrangement, the closing price of the TransGlobe Common Shares on the TSX was CDN$4.13, on NASDAQ was $3.18 and on AIM was GBP2.63.  On August 26, 2022, the last trading day prior to the date of this Information Circular, the closing price of the TransGlobe Common Shares on the TSX was CDN$4.54, on NASDAQ was $3.50 and on AIM was GBP2.85.

The following table sets out the monthly high and low closing prices and the total monthly trading volumes for the TransGlobe Common Shares on the TSX for the indicated periods:

(Canadian dollars, except volumes)	Price Range(1)
	High	Low
	(CDN$/share)	(CDN$/share)	Volume
2021
August	2.30	1.96	686,851
September	2.77	2.26	862,581
October	3.94	2.86	1,836,063
November	4.26	3.12	1,988,572
December	3.94	3.30	1,000,351
2022
January	4.19	3.53	1,006,255
February	4.94	4.01	852,970
March	5.25	4.26	1,581,326
April	6.25	4.6	2,318,266
May	6.01	4.92	1,996,174
June	6.61	4.27	4,246,442
July	4.94	3.88	3,154,267
August 1-26	4.93	3.85	1,678,544

Note:
(1) As reported by the TMX Group.

The following table sets out the monthly high and low closing prices and the total monthly trading volumes for the TransGlobe Common Shares on AIM for the indicated periods:

(British pound sterling, except volumes)	Price Range
	High	Low
	(GBP/share)	(GBP/share)	Volume
2021
August	1.26	1.15	54,780
September	1.58	1.26	124,597
October	2.23	1.63	98,314
November	2.55	1.89	135,241
December	2.25	1.98	57,120
2022
January	2.42	2.04	80,515
February	2.70	2.20	38,093
March	3.14	2.52	56,136
April	3.75	2.80	49,092
May	3.80	3.20	53,112
June	4.15	2.85	96,596
July	3.10	2.60	90,135
August 1-26	3.10	2.55	17,258

The following table sets out the monthly high and low closing prices and the total monthly trading volumes for the TransGlobe Common Shares on NASDAQ for the indicated periods:

(U.S. dollars, except volumes)	Price Range
	High	Low
	($/share)	($/share)	Volume
2021
August	1.82	1.55	3,904,885
September	2.19	1.78	5,000,985
October	3.19	2.28	17,897,590
November	3.39	2.49	17,819,413
December	3.10	2.55	9,916,428
2022
January	3.35	2.76	14,557,550
February	3.90	2.76	11,575,811
March	4.09	3.32	20,494,737
April	5.04	3.71	19,776,694
May	4.72	3.77	18,847,771
June	5.30	3.31	30,518,645
July	3.74	3.12	27,506,791
August 1-26	3.85	2.96	15,974,946

Prior Sales

The following table summarizes the issuances by TransGlobe of TransGlobe Common Shares or securities convertible into TransGlobe Common Shares in the twelve-month period prior to the date hereof.

Date of Issuance	Type of Transaction	Number of Securities	Price Per Security
December 27, 2021	Exercise of TransGlobe Options	119,311 TransGlobe Common Shares	CDN$3.77
December 29, 2021	Exercise of TransGlobe Options	113,448 TransGlobe Common Shares	CDN$3.83
March 23, 2022	Exercise of TransGlobe Options	103,904 TransGlobe Common Shares	CDN$4.51
March 24, 2022	Exercise of TransGlobe Options	51,405 TransGlobe Common Shares	CDN$4.51
March 29, 2022	Exercise of TransGlobe Options	97,362 TransGlobe Common Shares	CDN$4.54
March 30, 2022	Exercise of TransGlobe Options	175,172 TransGlobe Common Shares	CDN$4.56
June 3, 2022	Exercise of TransGlobe Options	106,391 TransGlobe Common Shares	CDN$6.12

Consolidated Capitalization

There have been no material changes in the share and debt capital of TransGlobe on a consolidated basis since June 30, 2022. Readers should refer to the TransGlobe Interim Financial Statements and the TransGlobe Interim MD&A incorporated by reference in this Information Circular for additional information with respect to TransGlobe's consolidated capitalization.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as described under "The Arrangement - Interests of Directors and Executive Officers in the Arrangement" in this Information Circular, TransGlobe is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer since the beginning of the most recently completed financial year or nominee for director of TransGlobe, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described under "The Arrangement - Interests of Directors and Executive Officers in the Arrangement" in this Information Circular, TransGlobe is not aware of any interest, direct or indirect, of any "Informed Person" (as defined in NI 51-102) of TransGlobe, any proposed director of TransGlobe or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2021, or in any proposed transaction which has materially affected or would materially affect TransGlobe.

Material Contracts

Other than as disclosed in this Information Circular or the documents incorporated by reference herein, during the 12 months prior to the date of this Information Circular, TransGlobe has not entered into any contracts, nor are there any contracts still in effect, that are material to TransGlobe's business, other than contracts entered into in the ordinary course of business or that are listed in the TransGlobe AIF. See "Material Contracts" in the TransGlobe AIF, which is incorporated by reference in this Information Circular.

Risk Factors

Whether or not the Arrangement is completed, TransGlobe will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the TransGlobe Annual MD&A and the TransGlobe AIF, both of which are incorporated by reference into this Information Circular. Certain risk factors related specifically to the Arrangement are set forth under the heading "Risk Factors" in this Information Circular.

Additional Information

Additional information respecting TransGlobe is available on SEDAR at www.sedar.com. Financial information respecting TransGlobe is provided in the TransGlobe Annual Financial Statements, TransGlobe Annual MD&A, TransGlobe Interim Financial Statements, and the TransGlobe Interim MD&A. TransGlobe Shareholders can access this information on SEDAR or by request to the Vice President, Finance, Chief Financial Officer and Corporate Secretary of TransGlobe Energy Corporation at 900, 444 - 5th Avenue S.W., Calgary, Alberta, T2P 2T8.

APPENDIX G

INFORMATION concerning VAALCO

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix G and not otherwise defined in this Appendix G have the meanings given to such terms under the heading "Glossary of Terms" in this Information Circular.

Initial Production Advisory

References to initial production rates and initial flow rates are useful in confirming the presence of hydrocarbons; however, such rates are not indicative of long-term performance or ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for VAALCO. VAALCO cautions the short-term production rates should be considered preliminary.

Forward-Looking Statements

Certain statements contained in this Appendix G, and in certain documents incorporated by reference in this Appendix G, constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of applicable Canadian Securities Laws. Such forward-looking statements relate to future events or VAALCO's future performance. See "Forward-Looking Statements" in this Information Circular.

Introduction

VAALCO is a Houston, Texas-based independent energy company engaged in the acquisition, exploration, development and production of crude oil. VAALCO's primary source of revenue has been from the Etame PSC. VAALCO also currently owns an interest in an undeveloped block offshore Equatorial Guinea, West Africa.

VAALCO is a Delaware corporation, incorporated in 1985 and will remain headquartered at 9800 Richmond Avenue, Suite 700, Houston, Texas 77042. VAALCO's telephone number is (713) 623-0801 and its website address is www.vaalco.com.

Three Year History

The World Health Organization declared a global pandemic on March 11, 2020. The adverse economic effects of the COVID-19 outbreak materially decreased demand for crude oil based on the restrictions in place by governments trying to curb the outbreak and changes in consumer behavior. This led to a significant global oversupply of crude oil and consequently a substantial decrease in crude oil prices in 2020.

In response to the oversupply of crude oil, global crude oil producers, including the Organization of Petroleum Exporting Countries and other oil producing nations ("OPEC+"), reached agreement in April 2020 to cut crude oil production. Further, in connection with the OPEC+ agreement, the Minister of Hydrocarbons in Gabon requested that VAALCO reduce its production. In response to such request from the Minister of Hydrocarbons, between July 2020 and April 2021, VAALCO temporarily reduced production from the Etame Marin block. Currently, VAALCO's production is not impacted by OPEC+ curtailments. In July 2021, OPEC+ agreed to increase production beginning in August 2021 and to gradually phase out prior production cuts by September 2022. The decision to increase in production was reaffirmed by an OPEC+ meeting held on February 2, 2022.

VAALCO considered the impact of the COVID-19 pandemic and the substantial decline in crude oil prices on the assumptions and estimates used for preparation of the financial statements. As a result, VAALCO recognized a number of material charges during the three months ended March 31, 2020, including impairments to its capitalized costs for proved crude oil and natural gas properties and valuation allowances on its deferred tax assets. These are discussed further in the notes to VAALCO's consolidated financial statements.

For the year ended December 31, 2021, crude oil prices have improved, there were no disruptions to operations as a result of COVID-19 or any strain thereof, global economic activity has steadily increased, and oil demand has stabilized over multiple quarters removing much of the uncertainty and instability in the industry. Therefore, no additional charges or impairments were required for the twelve months ended December 31, 2021. Crude oil prices have continually increased and are currently at the highest levels seen in recent years. The average annual Brent price per barrel for the year ended December 31, 2020 was $41.96 and increased 69% to $70.86 for the year ended December 31, 2021. At the end of 2021 and continuing into 2022, travel-related restrictions have lessened, access to vaccines that reduce the spread and impact of COVID-19 and its variants have become more accessible and the global economy appears more flexible to continuing to effectively operate in a COVID-19 environment. However, while the business environment in 2021 improved, the COVID-19 situation and effects thereof remain fluid. A prolonged outbreak may have a material adverse impact on VAALCO's financial results and business operations, including the timing and ability of it to complete future drilling campaigns and other efforts required to advance the development of its crude oil and natural gas properties.

2022

On March 17, 2022, VAALCO Gabon, SA ("VAALCO Gabon"), a wholly owned subsidiary of VAALCO, entered into an Agreement for the Provision of Subsea Construction and Installation Services (the "Marine Construction Agreement") with DOF Subsea Canada Corp. ("DOF Subsea"), to support the subsea reconfiguration in connection with the replacement of the existing FPSO vessel with a Floating Storage and Offloading vessel ("FSO") at the Etame Marin field offshore Gabon. Pursuant to the Marine Construction Agreement, DOF Subsea agreed to, among other things, provide all personnel, crew and equipment necessary to assist in the reconfiguration of the Etame field subsea infrastructure to accommodate all field production to the flow to the FSO, which is currently under conversion, including (i) assistance with retrieval of over 5,000 meters of new flexible pipelines from a manufacturing facility in the United Kingdom, transporting the pipelines to Gabon and installing the pipelines in the Etame field, (ii) performing the retrieval and relocation of existing in-field flowlines and umbilicals to accommodate the reconfigured field development plan and (iii) assistance in the connection of new risers to the FSO (collectively, the "Services"). Pursuant to the Marine Construction Agreement, DOF Subsea will provide an offshore construction vessel to facilitate the performance of the Services. The Marine Construction Agreement provides that the Services will commence in early July 2022 and be completed by the end of September 2022, subject to certain conditions therein. As consideration for the Services provided to VAALCO, VAALCO agreed to pay DOF Subsea certain fixed fees upon the completion of the achievement of Service-related milestones, as well as a day rate, subject to certain conditions, as set forth in the Marine Construction Agreement. Currently, preparation for the subsea reconfiguration is also underway with the first portion of the Bourbon/RANA dive program. The DOF Skandi Constructor has completed integration of the lay equipment in Peterhead UK and has transferred to Newcastle UK where it has completed loading the flexible pipe and ancillary equipment. The Skandi Constructor has arrived in Gabon and will commence reconfiguration of the existing lines and installation of the new lines.

On May 16, 2022, VAALCO Gabon (Etame), Inc. (the "Borrower"), a wholly owned subsidiary of VAALCO, entered into a facility agreement by and among VAALCO, VAALCO Gabon, Glencore Energy UK Ltd., as mandated lead arranger, technical bank and facility agent, the Law Debenture Trust Corporation P.L.C., as security agent, and the other financial institutions named therein (the "Lenders"), providing for a senior secured reserve based revolving credit facility (the "Facility") in an aggregate maximum principal amount of up to $50.0 million (the "Initial Total Commitment"). Subject to certain conditions, the Borrower may agree with any Lender or other bank or financial institution to increase the total commitments available under the Facility by an aggregate amount not to exceed $50.0 million (any such increase, an "Additional Commitment"). Beginning October 1, 2023 and thereafter on April 1 and October 1 of each year during the term of the Facility, the Initial Total Commitment, as increased by any Additional Commitment, will be reduced by $6.25 million.

In July 2022 VAALCO completed the South Tchibala 1HB-ST ("ETBSM 1HB-ST") well on the Avouma platform, targeting the Gamba reservoir and also testing the Dentale formation. The section of the Gamba sand encountered was not economically viable to complete in this wellbore. However, VAALCO did discover two potential zones, the Dentale D1 and Dentale D9 zones for development. The well was completed in the Dentale D1 formation and brought online in July with an initial production rate of approximately 293-390 gross BOPD, 150-200 BOPD net to VAALCO's 58.8% working interest in 2022. VAALCO plans to evaluate and recomplete the D9 zone during the next drilling campaign.

Following the completion of the ETBSM 1HB-ST well, the rig was mobilized to the Southeast Etame North Tchibala Platform to drill the North Tchibala ETBSM 2H-ST well, targeting the Dentale formation, which is productive in other areas in the Etame license. This mobilization was delayed by two weeks due to weather and the rig began operations on the well in late July. After setting up the equipment and completing operations to re-enter the well, VAALCO began drilling the ETBSM 2H-ST well on August 8th.

In July 2022, VAALCO elected to exercise its options on the rig contract time to allow VAALCO to drill an additional two wells.

On August 8, 2022, VAALCO announced that the VAALCO Board approved a share buyback program of up to US $30 million, equivalent to up to US$0.27 per share, to be commenced promptly subject to completion of the Arrangement.

2021

On February 25, 2021, VAALCO completed the acquisition of Sasol's 27.8% working interest in the Etame Marin block offshore Gabon (the "Sasol Acquisition"). Prior to the Sasol Acquisition, VAALCO owned and operated a 31.1% working interest in Etame. The Sasol Acquisition increased VAALCO's working interest to 58.8%, almost doubling its total production and reserves. The effective date of the transaction was July 1, 2020. VAALCO completed the Sasol Acquisition for a final cash settlement payment of $29.6 million, which was paid from cash on hand and reflected the $44.0 million purchase price less (i) a cash deposit of approximately $4.3 million paid on the execution date, (ii) net cash flows generated from the Sasol interest from July 1, 2020 through the closing date and (iii) other purchase price adjustments. In addition, a contingent payment of $5.0 million was payable to Sasol should the average Dated Brent price over a consecutive 90-day period from July 1, 2020 to June 30, 2022 exceed $60.00 per barrel. The conditions related to the contingent payment were met and on April 29, 2021, VAALCO paid the $5.0 million contingent amount to Sasol. As a result of the acquisition, VAALCO's net portion of production and costs relating to VAALCO's Etame operations has increased from 31.1% to 58.8%.

VAALCO is currently a party to a floating production storage and offloading ("FPSO") charter for the storage of all of the crude oil that VAALCO produces. This contract will expire in September 2022. VAALCO is currently working with the FPSO charterer regarding timing for commencing shutdown of production, schedule for decommissioning and associated costs. In August of 2021, VAALCO and its co-venturers at Etame approved the Bareboat Contract and Operating Agreement (collectively, the "FSO Agreements") with World Carrier Offshore Services Corp. to replace the existing FPSO with an FSO. The FSO Agreements require a prepayment of $2 million gross ($1.3 million net) in 2021 and $5 million gross ($3.2 million net) in 2022 of which $6 million will be recovered against future rentals. Current total field conversion estimates are $55 to $70 million gross ($35 to $45 million net to VAALCO).

The replacement of the existing FPSO is on schedule despite challenges with worldwide supply chain issues. The "Teli" (renamed from "Cap Diamant"), left Bahrain on July 7, 2022 following completion of sea trials and arrived in Gabon on August 12, 2022. All major equipment is on board and the mooring equipment is in transit with arrival in early August.

Modifications to the Etame platform, to support the full field reconfiguration, are also on schedule. VAALCO has recently completed the first of several short facility outages to allow for flare system upgrades and the installation of tie-in points for the process equipment. All major deck components have arrived in Gabon and additional major components are in transit. Installation of all equipment will continue over the next eight weeks, with final hookup and commissioning expected to occur in the third quarter once the Teli is moored on location.

On October 11, 2021, VAALCO announced it entered into a consortium with BW Energy and Panoro Energy (the "BWE Consortium"). The BWE Consortium was provisionally awarded two blocks in the 12th Offshore Licensing Round in Gabon. The award is subject to concluding the terms of production sharing contracts ("PSCs") with the Gabonese government. BW Energy will be the operator with a 37.5% working interest, with VAALCO (37.5% working interest) and Panoro Energy (25% working interest) as nonoperating joint owners. The two blocks, G12-13 and H12-13, are adjacent to our Etame PSC as well as BW Energy and Panoro's Dussafu PSC offshore Southern Gabon, and cover an area of 2,989 square kilometers and 1,929 square kilometers, respectively.

In conjunction with the 2021/2022 drilling program, that began in December 2021, VAALCO executed a contract with Borr Jack-Up XIV Inc., an affiliate of Borr Drilling Limited, to drill a minimum of three wells with options to drill additional wells. On October 4, 2021, VAALCO novated the Borr Jack-Up XIV Inc contract with Borr West Africa Assets, Inc. In December of 2021, VAALCO spudded the Etame 8H-ST, the first well of the 2021/2022 drilling program. In February of 2022 VAALCO completed the drilling of the Etame 8H-ST well and moved the drilling rig to the Avouma platform to drill the Avouma 3H-ST development well, which targeted the Gamba reservoir. The Etame 8H-ST demonstrated an initial flow rate of approximately 5,000 gross BOE per day ("BOPD"), 2,560 BOPD net to VAALCO's 58.8% working interest in 2022. In April 2022, the Avouma 3H-ST well was completed and brought online with an initial production rate of approximately 3,100 gross BOPD, 1,589 BOPD net to VAALCO's 58.8% working interest in 2022.

VAALCO estimates the range of cost of the 2021/2022 drilling program with six wells to be between $174 million to $213 million gross, or $111 million to $135 million, net to VAALCO's 63.6% participating interest with about $70 million to about $85 million gross expected in the second half of 2022, or about $44 million to $54 million net to VAALCO.

2020

In September 2020, VAALCO implemented a planned routine full-field maintenance shutdown that took five days to complete. With the exception of this planned shutdown, VAALCO maintained field integrity and its crude oil production schedule throughout the year without any material operational disruptions or reportable accidents despite the challenges presented by the COVID-19 pandemic.

2019

On September 26, 2019, VAALCO began trading its common shares on the Main Market of the LSE under the ticker EGY.

In the third quarter of 2019, the VAALCO and the Etame joint venture owners executed definitive agreements to resolve past audit findings for the periods from 2007 through 2016, which requires VAALCO to make $4.4 million in payments to the other joint venture owners. In October 2019, VAALCO paid $1.1 million of the $4.4 million. The remaining amount due was paid in February 2020.

In September 2019, VAALCO commenced its 2019/2020 drilling campaign. During the remainder of 2019, VAALCO drilled one development well and one appraisal wellbore, and in February 2020, VAALCO completed the 2019/2020 drilling campaign.

VAALCO completed the acquisition of approximately 1,000 square kilometers of new dual-azimuth proprietary 3-D seismic data over the entire Etame Marin block. VAALCO expects the seismic data to enhance sub-surface imaging by merging legacy data with newly acquired seismic allowing for the first continuous 3-D seismic over the entire block. The processing of the seismic data began in January 2021, and all the data has been fully processed. VAALCO expects to enhance sub-surface imaging by merging it with legacy data and allowing for the first continuous 3-D seismic over the entire Etame Marin block. The seismic data will be used to optimize and de-risk future drilling locations and potentially identify new drilling locations.

Dividend Policy

On November 3, 2021, VAALCO announced that the VAALCO Board adopted a quarterly cash dividend policy of an expected $0.0325 per VAALCO Share commencing in the first quarter of 2022.

Dividends of US$0.0325 and US$0.0325 per VAALCO Share outstanding were declared and paid in the first and second quarter, respectively, of 2022 for a total of US$0.065 per VAALCO Share (per share figures are calculated based on vested outstanding VAALCO Shares as of the date of the Arrangement Agreement). On August 5, 2022, the VAALCO Board declared a quarterly cash dividend of $0.0325 per VAALCO Share, which is payable on September 23, 2022 to stockholders of record at the close of business on August 24, 2022.

On July 14, 2022, VAALCO announced that, following the completion of the Arrangement, it will pay a targeted annual dividend of US$28 million (or approximately US$0.25 per VAALCO Share calculated based on the vested and outstanding VAALCO Shares and the outstanding TransGlobe Common Shares, each as of the date of the Arrangement Agreement). Payment of future dividends, if any, and the establishment of future record and payment dates will be at the discretion of the VAALCO Board after taking into account various factors, including current financial condition, the tax impact of repatriating cash, operating results and current and anticipated cash needs.

Capital Stock

The following description sets forth certain material terms and provisions of VAALCO's capital stock. This description also summarizes relevant provisions of Delaware Law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware Law, the VAALCO Restated Certificate of Incorporation, any certificates of designation for VAALCO's preferred stock, and the VAALCO Bylaws, as amended, as may be amended from time to time.

VAALCO Shares

VAALCO is currently authorized to issue up to 100,000,000 VAALCO Shares, par value $0.10 per share. Upon completion of the Arrangement, the authorized capital of the combined company will consist of 160,000,000 VAALCO Shares. As of the date of this Information Circular, there were 59,826,544 VAALCO Shares outstanding and, in addition, 11,057,521 VAALCO Shares held as treasury stock. VAALCO Stockholders are entitled to cast one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, VAALCO Stockholders are entitled to receive ratably dividends when, as and if declared by the VAALCO Board out of funds legally available for such purpose and, upon the liquidation, dissolution or winding up of the company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. There are no redemption or sinking fund provisions that are applicable to VAALCO Shares. Except as otherwise required by Law or the NYSE, the VAALCO Board may issue shares of VAALCO Shares without stockholder approval, at any time and from time to time, to such persons and for such consideration as the VAALCO Board deems appropriate. VAALCO Stockholders have no preemptive rights and have no rights to convert their VAALCO Shares into any other securities.

Preferred Stock

VAALCO is authorized to issue up to 500,000 shares of preferred stock, par value $25.00 per share. As of the date of this Information Circular, there were no shares of preferred stock outstanding. Except as otherwise required by Law or the NYSE, shares of preferred stock may be issued from time to time in one or more series as the VAALCO Board may from time to time determine, each of said series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series of preferred stock may differ from those of any and all other series of preferred stock at any time outstanding, and, subject to certain limitations of the VAALCO Restated Certificate of Incorporation and the DGCL and the rules of the NYSE, the VAALCO Board may fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of each such series of preferred stock.

The authority of the VAALCO Board with respect to each series shall include, but not be limited to, determination of the following:

•	the number of shares constituting that series and the distinctive designation of that series;
•

the dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

•	whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;
•

whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the VAALCO Board shall determine;

•

whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

•	whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;
•

the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

•	any other relative rights, preferences and limitations of that series.

The issuance of any such preferred stock by the VAALCO Board could adversely affect the rights of the VAALCO Stockholders and therefore, reduce the value of the VAALCO Shares. The ability of the VAALCO Board to issue preferred stock could discourage, delay, or prevent a takeover of VAALCO.

Anti-Takeover Effects of Provisions

The VAALCO Restated Certificate of Incorporation, the VAALCO Bylaws and Delaware Law contain several provisions that may make the acquisition of control of VAALCO by means of a tender offer, open market purchases, a proxy fight, or otherwise more difficult.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as the VAALCO Shares remain listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of VAALCO Shares. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The VAALCO Board may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of VAALCO or the removal of its management. Moreover, VAALCO's authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved VAALCO Shares or preferred stock may be to enable the VAALCO Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of VAALCO by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of VAALCO's management and possibly deprive the VAALCO Stockholders of opportunities to sell their VAALCO Shares at prices higher than prevailing market prices.

Certain Voting Requirements in the VAALCO Restated Certificate of Incorporation and the VAALCO Bylaws

VAALCO Restated Certificate of Incorporation. The affirmative vote of the holders of at least 66 2/3% of the voting power of all VAALCO's outstanding voting shares is required to alter, amend, adopt any provision inconsistent with, or repeal the provisions of the VAALCO Restated Certificate of Incorporation relating to the number, election, term or removal of VAALCO's directors or the provisions in the VAALCO Restated Certificate of Incorporation relating to the amendment of the VAALCO Bylaws.

Amendments to the VAALCO Bylaws. The VAALCO Restated Certificate of Incorporation and the VAALCO Bylaws further provide that the VAALCO Board has the power to make, alter, amend and repeal the VAALCO Bylaws, except so far as bylaws adopted by the VAALCO Stockholders otherwise provide. Any bylaws made by the VAALCO Board under the powers conferred hereby may be altered, amended or repealed by the directors or by the stockholders. Notwithstanding the foregoing, the VAALCO Bylaws may not be altered, amended or repealed, and no provision inconsistent therewith may be adopted, by action of the VAALCO Stockholders without the affirmative vote of at least 66 2/3% of the voting power of all VAALCO's outstanding shares.

Supermajority Vote for Certain Transactions. Under Delaware Law, and subject to certain exceptions, unless a greater vote is required in the corporation's certificate of incorporation, a merger, consolidation or dissolution of a corporation may be approved by a majority vote of the outstanding stock of the corporation entitled to vote thereon. The VAALCO Restated Certificate of Incorporation contains provisions that require the approval of holders of at least 80% of the voting power of the then outstanding shares of VAALCO's capital stock entitled to vote as a condition for any of the following actions:

•	a merger or consolidation;
•	a share exchange;
•	the adoption of any plan or proposal for liquidation, dissolution or reorganization; and
•	a sale, lease or other disposition of all or substantially all of VAALCO's assets on a consolidated basis.

The 80% voting requirement is not applicable if such action is approved by a majority of VAALCO's "continuing directors" prior to the transaction. The term "continuing director" is defined to mean:

•	any member of the VAALCO Board as of December 31, 1992;
•	any new director who is proposed to be a director of ours by a majority of the continuing directors then on the VAALCO Board; and
•	any successor of a continuing director who is recommended to succeed a continuing director by a majority of the continuing directors then on the VAALCO Board.

The affirmative vote of the holders of at least 80% of the voting power of all VAALCO's outstanding voting shares is required to amend, repeal, or adopt any provisions inconsistent with, the provisions of the VAALCO Restated Certificate of Incorporation.

Advance Notice Procedure for Stockholder Proposals

The VAALCO Bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for stockholder proposals considered at annual meetings of VAALCO Stockholders. These procedures may operate to limit the ability of stockholders to bring business before the VAALCO Stockholders' meeting, including with respect to the nomination of directors or considering any transaction that could result in a change in control.

Special Meetings of Stockholders

The VAALCO Bylaws provide that special meetings of the stockholders, for any purpose or purposes, may be called by the chairman of the VAALCO Board and shall be called by the chairman of the VAALCO Board or secretary at the request in writing of a majority of the VAALCO Board, or at the request in writing of the holders of a majority of the capital stock of VAALCO issued and outstanding and entitled to vote. This provision may operate to limit the ability of the VAALCO Stockholders to call a special stockholders' meeting, including with respect to the nomination of directors or considering any transaction that could result in a change in control.

Forum Selection

The VAALCO Bylaws provide that, to the fullest extent permitted by Law, unless VAALCO consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought in the name or right of VAALCO or on its behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, stockholder or other agent of VAALCO to VAALCO or the VAALCO Stockholders, (iii) any action arising or asserting a claim arising pursuant to any provision of the DGCL or any provision of the VAALCO Restated Certificate of Incorporation or the VAALCO Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the VAALCO Restated Certificate of Incorporation or the VAALCO Bylaws.

The VAALCO Bylaws further provide that, unless VAALCO consents in writing to the selection of an alternative forum, the federal district court of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. However, this exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the U.S. Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of VAALCO shall be deemed to have notice of and consented to the forum provisions in the VAALCO Bylaws.

The exclusive forum provision described in this section may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with VAALCO or its directors, officers or other employees, which may discourage lawsuits against VAALCO and its directors, officers and other employees. In addition, stockholders who do bring a claim in the Court of Chancery of the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be more favorable to VAALCO than to the VAALCO Stockholders. However, the enforceability of similar exclusive forum provisions in other companies' formation documents have been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find the exclusive forum provision contained in the VAALCO Bylaws to be inapplicable or unenforceable in an action, VAALCO might incur additional costs associated with resolving such action in other jurisdictions.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties, subject to certain exceptions. Article Eight of the VAALCO Restated Certificate of Incorporation eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or the stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of VAALCO and the VAALCO Stockholders, through stockholders' derivative suits on its behalf, to recover monetary damages from a director for breach of fiduciary duty as a director.

The VAALCO Bylaws provide that VAALCO must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the DGCL. VAALCO also is expressly authorized to carry directors' and officers' liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. VAALCO believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

In addition, the VAALCO Energy, Inc. 2020 Long Term Incentive Plan, as amended (the "2020 Plan"), provides that no member of the VAALCO Board, nor any officer or Employee (as defined in the 2020 Plan) of VAALCO acting on behalf of the VAALCO Board, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the 2020 Plan, and all members of the VAALCO' Board, each officer of VAALCO, and each Employee of VAALCO acting on behalf of the VAALCO Board shall, to the extent permitted by law, be fully indemnified and protected by VAALCO in respect of any such action, determination, or interpretation to the fullest extent provided by law.

The limitation of liability, indemnification and advancement provisions in the VAALCO Restated Certificate of Incorporation, VAALCO Bylaws and 2020 Plan may discourage the VAALCO Stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit VAALCO and the VAALCO Stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the VAALCO Shares is Computershare Trust Company, N.A.

Listing

VAALCO Shares are listed on the NYSE and LSE under the symbol "EGY."

Prior Sales

The following table summarizes the issuances and grants of VAALCO Shares and VAALCO service-based restricted stock during the 12 month period before the date of this Information Circular:

Date of Grant	Security Issued/Granted	Number of Securities	Price Per Security ($)
March 2022	Service-based restricted stock	353,424	6.41
June 2022	Service-based restricted stock	30,687	8.31

Trading Price and Volumes

The VAALCO Shares are listed on the NYSE and the LSE under the symbol "EGY". The following table sets out the high and low trading prices and trading volumes for VAALCO Shares on a monthly basis for the period from August 1, 2021 to August 26, 2022 are as follows:

	NYSE			LSE
Month	High	Low	Volume	High	Low	Volume
August 2021	$2.77	$2.29	893	210 GBX	165 GBX	N/A
September 2021	$2.94	$2.47	2,601	210 GBX	182.5 GBX	N/A
October 2021	$3.40	$3.06	2.975	246 GBX	210 GBX	N/A
November 2021	$4.30	$3.03	16,613	300 GBX	236 GBX	700
December 2021	$3.43	$2.88	29,532	275 GBX	236 GBX	517
January 2022	$4.84	$3.18	16,458	315 GBX	244 GBX	1,200
February 2022	$5.89	$5.00	20,301	407 GBX	300 GBX	30,348
March 2022	$7.38	$5.03	79,374	545 GBX	384 GBX	N/A
April 2022	$8.06	$6.14	61,887	582.5 GBX	511.5 GBX	1,144
May 2022	$7.94	$5.74	44,137	585 GBX	480 GBX	143

June 2022	$8.74	$6.68	163,642	675 GBX	570 GBX	366
July 2022	$7.01	$4.82	61,433	605 GBX	435 GBX	1,000
August 1 to 26	$5.87	$4.50	6,618,395	475 GX	400 GBX	N/A

Environmental, Social and Governance ("ESG")

In October 2020, VAALCO amended the Nominating and Corporate Governance Committee charter to include the oversight of its policies and programs on issues relating to social responsibility and environmental sustainability. To further enhance the VAALCO Board's governance of ESG matters, it created a committee comprised of the VAALCO executive team and a cross section of employees from across VAALCO that is charged with monitoring adherence to VAALCO's ESG standards and communicating findings on an ongoing basis to the VAALCO Board. VAALCO also maintains a Regional Head of Health, Safety, Security and Environment that reports directly to VAALCO's Executive Vice President of International Operations who is in charge of safety and environmental oversight and assignment of roles and responsibility for safety and environmental protection for all of VAALCO's assets.

In April 2020, VAALCO released its inaugural Sustainability Report on the website www.VAALCO.com. VAALCO's report reflects its initiatives and commitments to its people, communities, the environment and other various stakeholder groups. VAALCO also released Sustainability Reports in 2021 and 2022.

Documents Incorporated by Reference

Information regarding VAALCO has been incorporated by reference in this Information Circular from documents filed by VAALCO with the SEC. The documents listed below, which contain important information about VAALCO, its business and its financial condition, and which were previously filed by VAALCO with the SEC and filed by TransGlobe on its profile on SEDAR at www.sedar.com as "Other", are specifically incorporated by reference into, and form an integral part of, this Information Circular:

•	VAALCO's Annual Report on Form 10-K for the year ended December 31, 2021;
•	Portions of VAALCO's proxy statement for its 2022 annual meeting of VAALCO Stockholders incorporated by reference into the VAALCO Annual Report on Form 10-K for the year ended December 31, 2021;
•	VAALCO's Current Report on Form 8-K filed July 14, 2022 (Items 1.01 and 3.02 and Exhibits 2.1, 10.1 and 10.2 only);
•	VAALCO's Quarterly Reports on form 10-Q filed on May 3, 2022 and August 10, 2022; and
•	Item 7 of VAALCO's Annual Report on Form 10-K for the year ended December 31, 2020, titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Any future filings VAALCO makes with the SEC under sections 13(a), 13(c), 14, or 15(d) of the U.S. Exchange Act prior to the Meeting will be deemed to be incorporated by reference in this Information Circular, in each case other than information furnished to the SEC under Items 2.02 or 7.01 of Form 8-K and which is not deemed to be filed under the U.S. Exchange Act and is not incorporated by reference into this Information Circular.

APPENDIX G-1

VAALCO STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2021

The statement of reserves data and other oil and gas information (this "Statement") set forth below has been prepared in accordance with NI 51-101 and contains, among other information, a summary of the crude oil reserves and the value of future net revenue of VAALCO as at December 31, 2021 prepared using assumptions and methodology guidelines outlined in the COGE Handbook and in accordance with NI 51-101.

This Statement is intended to supplement disclosure regarding VAALCO which is contained in its annual report on Form 10-K for the year ended December 31, 2021 (the "VAALCO Annual Report"), which VAALCO has filed with the SEC. The VAALCO Annual Report also contains reserves data and other oil and gas information but such disclosure has been prepared in accordance with United States Financial Accounting Standards Board's ASC Topic 932 – Extractive Activities – Oil and Natural Gas under U.S. GAAP and subpart 1200 of Regulation S-K promulgated by the SEC. For further information, see "Risk Factors – TransGlobe's public filings are subject to Canadian disclosure standards which differ from VAALCO's public filings which are subject to U.S. disclosure standards". Readers are cautioned that some of the information disclosed in the VAALCO Annual Report may differ from the corresponding information prepared in accordance with NI 51-101 standards.

The primary difference between the U.S. requirements and the NI 51-101 requirements is that the U.S. standards require that the reserves and related future net cash flows be estimated using prices and costs which are assumed not to change, but rather to remain constant, throughout the life of a property, except to the extent of certain fixed or presently determinable future prices or costs to which the issuer is legally bound by a contractual or other obligation to supply a physical product (including those for an extension period of a contract that is likely to be extended) whereas NI 51-101 requires disclosure of reserves and the related future net revenue estimated using forecast prices and costs. In addition, the U.S. standards require reserves to be "economically producible" whereas the requirement under the COGE Handbook is that extractive projects be "commercial."

The preparation date of this Statement is August 26, 2022 and the effective date is December 31, 2021.

ABBREVIATIONS

The abbreviations set forth below have the following meanings:

"bbl"	Barrel	"MMboe"	Millions of barrels of crude oil equivalent
"bbl/d"	Barrel or Barrels per day	"mcf/d"	One thousand cubic per day
"Mbbl"	One thousand barrels	"MMcf"	One million cubic feet
"BOE"	Barrels of crude oil equivalent	"US$M"	Thousands of United States Dollars
"boepd"	Barrels of crude oil equivalent per day	"US$MM"	Millions of United States Dollars
"Mboe"	Thousands of barrels of crude oil equivalent

PRINCIPAL PROPERTIES

For a description of VAALCO's principal properties and wells, including properties with no attributed reserves, please see the VAALCO Annual Report under the headings "Item 1. Business – Segment and Geographic Information" and "Item 1. Business – Acreage and Productive Wells", which disclosure is incorporated by reference in this Statement.

OIL AND GAS RESERVES DATA

Reserves and Future Net Revenue

The following is a summary of the crude oil reserves, and the value of future net revenue of VAALCO as at December 31, 2021 as evaluated by Netherland, Sewell & Associates, Inc. ("NSAI"), VAALCO's independent petroleum engineering firm, in its report dated August 18, 2022 and effective December 31, 2021 (the "VAALCO Reserves Report"). All of the reserves assigned in the VAALCO Reserves Report are located in Gabon in West Africa and relate to the Etame Marin Permit. The VAALCO Reserves Report was prepared using assumptions and methodology guidelines outlined in the COGE Handbook and in accordance with NI 51-101. The pricing used in the forecast price evaluation is set forth in the notes to the tables.

All evaluations of future revenue contained in the VAALCO Reserves Report are after the deduction of royalties, development costs, production costs, and well abandonment costs (for wells with attributed reserves) but before consideration of indirect costs. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of VAALCO's reserves. There is no assurance that the forecast price and cost assumptions contained in the VAALCO Reserves Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the notes to the tables. The recovery and reserves estimates of VAALCO's properties described herein are estimates only. The actual reserves on VAALCO's properties may be greater or less than those calculated.

OIL AND GAS RESERVES BASED ON FORECAST PRICES AND COSTS – DECEMBER 31, 2021(9)
	Light and Medium Crude Oil
	Gross(1) (Mbbl)	Net(1) (Mbbl)

Proved Developed Producing(2)(6)	8,019.2	5,834.4
Proved Developed Non-Producing(2)(7)	-	-
Proved Undeveloped(2)(8)	4,668.8	3,465.5
Total Proved(2)	12,688.0	9,299.9
Total Probable(3)	6,430.7	4,029.1
Total Proved Plus Probable(2)(3)	19,118.7	13,329.0
Total Possible(4)	7,942.5	4,669.2
Total Proved Plus Probable Plus Possible(2)(3)(4)	27,061.2	17,998.3

Totals may not add because of rounding.

NET PRESENT VALUES OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS – DECEMBER 31, 2021(9)
	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes(10) Discounted At				Unit Value Before Income Tax Discounted at 10%/year
(US$M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%	($/bbl)
Proved Developed Producing(2)(7)	83,439.1	80,953.8	78,244.6	75,434.3	72,608.3	83,439.1	80,953.8	78,244.6	75,434.3	72,608.3	13.41
Proved Developed Non-Producing(2)(6)	-	-	-	-	-	-	-	-	-	-	-
Proved Un-developed(2)(8)	39,504.7	32,519.5	26,607.6	21,579.6	17,281.6	39,504.7	32,519.5	26,607.6	21,579.6	17,281.6	7.68
Total Proved(2)	122,943.8	113,473.3	104,852.2	97,013.9	89,890.0	122,943.8	113,473.3	104,852.2	97,013.9	89,890.0	11.27
Total Probable(3)	107,820.6	90,383.9	76,823.5	66,144.3	57,630.4	107,820.6	90,383.9	76,823.5	66,144.3	57,630.4	19.07
Total Proved Plus Probable(2)(3)	230,764.4	203,857.2	181,675.6	163,158.3	147,520.3	230,764.4	203,857.2	181,675.6	163,158.3	147,520.3	13.63
Total Possible(4)	153,621.4	122,907.5	100,526.5	83,868.0	71,214.5	153,621.4	122,907.5	100,526.5	83,868.0	71,214.5	21.53
Total Proved Plus Probable Plus Possible(2)(3)(4)	384,385.8	326,764.7	282,202.1	247,026.3	218,734.8	384,385.8	326,764.7	282,202.1	247,026.3	218,734.8	15.68

Totals may not add because of rounding.

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) BASED ON FORECAST PRICES AND COSTS – DECEMBER 31, 2021(9)
(US$M)	Revenue	Royalties(11)	Operating Costs	Development Costs(12)	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes(10)	Future Net Revenue After Income Taxes
Total Proved(2)	916,013.3	261,905.0	407,506.6	94,539.0	29,118.9	122,943.8	0.0	122,943.8
Total Proved Plus Probable(2)(3)	1,394,424.2	446,445.7	585,777.5	102,317.8	29,118.9	230,764.4	0.0	230,764.4
Total Proved Plus Probable Plus Possible(2)(3)(4)	1,999,152.4	700,281.8	774,043.9	111,322.0	29,118.9	384,385.8	0.0	384,385.8

FUTURE NET REVENUE PRODUCTION GROUP BASED ON FORECAST PRICES AND COSTS(9)
	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10% Year) (US$M)	Unit Value (US$/bbl)
Total Proved(2)	Light and medium crude oil	104,852.2	11.27
	Total	104,852.2	11.27
Total Proved Plus Probable(2)(3)	Light and medium crude oil	181,675.6	13.63
	Total	181,675.6	13.63
Total Proved Plus Probable Plus Possible(2)(3)(4)	Light and medium crude oil	282,202.1	15.68
	Total	282,202.1	15.68

RECONCILIATION OF COMPANY GROSS RESERVES BY PRINCIPAL PRODUCT TYPE
BASED ON FORECAST PRICES AND COSTS(9)

The following table sets forth a reconciliation of the changes in VAALCO's gross reserves of light and medium crude oil as at December 31, 2021 against such reserves as at December 31, 2020 based on the forecast price and cost assumptions set forth in Note 9. VAALCO has no heavy oil, natural gas, or natural gas liquids reserves nor any unconventional reserves (including, for example, bitumen, synthetic crude oil, coal bed methane).

	Light and Medium Crude Oil
	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)
At December 31, 2020(13)	6,943.9	3,430.9	10,374.8
Extensions and Improved Recovery	0.0	0.0	0.0
Technical Revisions	3,117.1	-135.9	2,981.1
Discoveries	0.0	0.0	0.0
Acquisitions	5,927.8	3,058.4	8,986.3
Dispositions	0.0	0.0	0.0
Economic Factors	-313.9	77.2	-236.6
Production	-2,986.9	0.0	-2,986.9
At December 31, 2021	12,688.0	6,430.7	19,118.7

Totals may not add because of rounding.

Notes:

(1)	"Gross Reserves" are VAALCO's working interest share before deduction of royalty obligations. "Net Reserves" are VAALCO's working interest share after deduction of royalty obligations.
(2)

"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)

"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4)

"Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. There is only a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

(5)

"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example when compared to the cost of drilling a well) to put the reserves on production.

(6)

"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(7)

"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production but are shut in and the date of resumption of production is unknown.

(8)

"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(9)

The pricing assumptions used in the VAALCO Reserves Report, with respect to values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs, are set forth below. NSAI is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

Year	Brent Reference Price (US$/bbl)	Inflation Rate %/year
2022	75.33	-
2023	71.46	2.3
2024	69.62	2.0
2025	71.01	2.0
2026	72.44	2.0
2027	73.88	2.0
2028	75.36	2.0
2029	76.87	2.0
2030	78.40	2.0
2031	79.97	2.0
Thereafter	+2.0% per year	+2.0% per year

(10)

Future net revenue is calculated pursuant to the terms of the Etame Marin production sharing contract ("PSC"). No additional income taxes are payable in the State of Gabon (the "State"), and profit oil paid to the State as part of the PSC is claimed as a credit to offset any income taxes in the United States.

(11)

Royalties includes: (i) royalty payments to the State (ii) State profit oil, calculated as the State's share of profit oil multiplied by VAALCO's working interest, net of government participation, and (iii) production taxes, including bonuses and fees paid to the State for training funds, hydrocarbon support funds, corporate social responsibility, domestic market obligations and the Provision for diversified investment (PID) and Provision for investment in hydrocarbons (PIH).

(12)	Development costs include VAALCO's share of the State carry costs and State reimbursement.
(13)

Reserves estimates as at December 31, 2020 are derived from a reserves report prepared by NSAI effective December 31, 2020 and dated March 12, 2021 prepared in accordance with the definitions and guidelines set forth in the 2018 Petroleum Resources Management System approved by the Society of Petroleum Engineers. NSAI has advised VAALCO that there would be no material impact on such reserves volumes had they been prepared in accordance with the COGE Handbook effective as of such date.

Future Development Costs

The following table sets forth the future development costs for Gabon deducted in the estimation of future net revenue attributable to each of the following reserves categories contained in the VAALCO Reserves Report.

	Forecast Prices and Costs(1)
	Proved (US$M)	Proved Plus Probable (US$M)
2022	86,166.4	85,341.0
2023	486.3	155.5
2024	1,943.5	3,068.2
2025	3,095.6	3,150.7
2026	2,953.8	3,163.8
Remaining	-106.7	7,438.5
Total for all years undiscounted	94,539.0	102,317.8

Totals may not add because of rounding.

(1) Future development costs include future capital expenditures for installation of a floating storage and offloading vessel, new development wells, recurring maintenance projects, and production equipment, as well as credits for VAALCO's share of State reimbursement.

Future development costs are expected to be funded through a combination of cash from operations, debt, asset sales, and private sales of equity. VAALCO's management does not anticipate that costs of funding incurred in connection with future development will have a material adverse impact on the economic viability of the reserves.

Undeveloped Reserves

The following table sets out the gross volumes of proved undeveloped reserves that were first attributed for each of VAALCO's product types for each of the most recent three financial years:

Year	Light and Medium Crude Oil (Gross Mbbl)
2019	0.0
2020	0.0
2021	4,668.8

The following table sets out the gross volumes of probable undeveloped reserves that were first attributed for each of VAALCO's product types for each of the most recent three financial years:

Year	Light and Medium Crude Oil (Gross Mbbl)
2019	0.0
2020	0.0
2021	2,534.4

VAALCO attributes proved and probable undeveloped reserves based on accepted engineering and geological practices as defined under NI 51-101. The undeveloped reserves as at December 31, 2021, are for three sidetracks of existing wells which target additional development within known accumulations.  These wells were approved for development in 2021 and scheduled to be drilled in the rig campaign which commenced in December 2021.  The wells are all scheduled to be drilled and brought online during 2022.

Significant Factors or Uncertainties Affecting Reserves Data

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices, and economic conditions and other factors and assumptions that may affect the reserve estimates and the present worth of the future net revenue therefrom. These factors and assumptions include, among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions, and government restrictions. Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geological conditions, or production. These revisions can be either positive or negative.

While VAALCO does not anticipate that any significant economic factors or significant uncertainties will affect any particular components of the reserves data, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes, and well performance that are beyond the control of VAALCO. See "Item 1A. Risk Factors – Risks Related to Our Business, Operations and Strategy" in the VAALCO Annual Report, which disclosure is incorporated by reference in this Statement.

OTHER OIL AND GAS INFORMATION

Oil and Gas Wells

For a description of VAALCO's producing wells and non-producing wells, please see the VAALCO Annual Report under the heading "Item 1. Business – Acreage and Productive Wells", which disclosure is incorporated by reference in this Statement.

Significant Factors or Uncertainties Relevant to Properties with no Attributed Reserves

The development of properties with no attributed reserves can be affected by a number of factors including, but not limited to, project economics, forecasted commodity price assumptions, cost estimates and access to infrastructure.  These and other factors could lead to the delay or the acceleration of projects related to these properties. See "Item 1A. Risk Factors – Risks Related to Our Business, Operations and Strategy" in the VAALCO Annual Report, which disclosure is incorporated by reference in this Statement.

Forward Contracts

For a description of commodity swap contracts entered into by VAALCO, please see the VAALCO Annual Report under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity – Commodity Price Hedging" in the VAALCO Annual Report, which disclosure is incorporated by reference in this Statement.

Tax Horizon

VAALCO currently pays income taxes to the Government of Gabon, which are satisfied through in-kind payment of profit oil. Income taxes payable in Gabon are claimed as a credit to offset any income taxes that would otherwise be payable by VAALCO in the United States.

Costs Incurred

The following table summarizes the costs incurred by VAALCO on crude oil properties for the year ended December 31, 2021:

	Property Acquisition Costs (US$MM)	Exploration Costs (US$MM)	Development and Production Costs (US$MM)
Gabon	42.7	1.9	116.9
Equatorial Guinea	-	-	0.5
Total	42.7	1.9	117.4

Exploration and Development Activities

For the financial year ended December 31, 2021, VAALCO did not complete any exploration or development wells.

For details in respect of the important current and likely exploration and development activities, please see the VAALCO Annual Report under the heading "Item 1. Business – Segment and Geographic Information", which disclosure is incorporated by reference in this Statement.

Production Estimates

The following table sets forth the estimated volume of VAALCO's working interest production in Gabon, before royalties, for 2022:

Light and Medium Crude Oil (bbl/d)
Proved	9,544.3
Probable	1,238.3
Total Proved Plus Probable	10,782.5

Totals may not add because of rounding.

The following table indicates the estimated volume of VAALCO's working interest production, before royalties, for 2022 from fields in Gabon considered to be individually important:

Etame Marin Permit
Light and Medium Crude Oil (bbl/d)
Proved	9,544.3
Probable	1,238.3
Total Proved Plus Probable	10,782.5

Totals may not add because of rounding.

Production History

The following table sets forth certain information in respect of average daily production before deduction of royalties, average product prices received, net production costs, gross production, royalty production and net production received by VAALCO for the year ended December 31, 2021:

	Quarter Ended
Gabon	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Average Daily Production
Light and Medium Crude Oil (bbl/d)	5,854	9,216	8,850	8,665
Average Price Received
Light and Medium Crude Oil (US$/bbl)	70.81	79.14	83.89	89.74
Average Royalties Paid
Light and Medium Crude Oil (US$/bbl)	9.49	9.53	10.87	12.44
Average Production Costs
Light and Medium Crude Oil (US$/bbl)	26.06	25.57	34.02	33.14
Netback
Light and Medium Crude Oil (US$/bbl)	35.25	44.04	39.00	44.17

(1) Excludes revenue associated with carried interests.

The following table sets forth VAALCO's working interest production volumes, before deduction of royalties, for each of VAALCO's important fields and in total for the year ended December 31, 2021:

Light and Medium Crude Oil (bbl/d)
Etame Marin Permit	8,156.0
Total	8,156.0

Please see the VAALCO Annual Report under the heading "Item 1. Business – Net Volumes Sold, Prices, and Production Costs" for VAALCO's average historical light and medium crude oil sales price for the year ended December 31, 2021, which disclosure is incorporated by reference in this Statement.

APPENDIX G-2
FORM 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of VAALCO Energy, Inc. (the "Company"):

1.

We have evaluated the Company's reserves data as at December 31, 2021. The reserves data are estimates of proved, probable, and possible reserves and related future net revenue as at December 31, 2021, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2021, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate – [(USM$)]
			Audited	Evaluated	Reviewed	Total
Netherland, Sewell & Associates, Inc.	December 31, 2021	Etame Marin Permit, offshore Gabon	nil	181,675.6	nil	181,675.6

6.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.
8.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-2699 Dallas, Texas, USA August 26, 2022
By:	(signed) "C.H. (Scott) Rees III" C.H. (Scott) Rees III, P.E. Executive Chairman

APPENDIX G-3
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of VAALCO Energy, Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented herein.

The board of directors of the Company has:

a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;
b)

met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation and, in the event of a proposal to change the independent qualified reserves evaluator, to inquire whether there had been disputes between the previous independent qualified reserves evaluator; and

c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The board of directors has approved:

a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data, contingent resources data, or prospective resources data; and
c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Dated: August 26, 2022

(signed) "George Maxwell"

George Maxwell

Chief Executive Officer and Director

(signed) "Ron Bain"

Ron Bain

Chief Financial Officer

(signed) "Cathy Stubbs"

Cathy Stubbs

Director

(signed) "Andrew Fawthrop"

Andrew Fawthrop

Director

Appendix H

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

On July 13, 2022, VAALCO, AcquireCo and TransGlobe entered into the Arrangement Agreement whereby AcquireCo, an indirect wholly-owned subsidiary of VAALCO, will acquire all of the issued and outstanding TransGlobe Common Shares with TransGlobe continuing as a direct wholly-owned subsidiary of AcquireCo and an indirect wholly-owned subsidiary of VAALCO. Upon completion of the Arrangement, TransGlobe Shareholders will receive 0.6727 of a share of VAALCO Share for each TransGlobe Common Share.

The unaudited pro forma combined financial information of VAALCO is comprised of (i) the unaudited pro forma combined balance sheet as of June 30, 2022, after giving effect to the arrangement as if it had occurred on June 30, 2022; (ii) the unaudited pro forma combined statements of operations for the six months ended June 30, 2022, and for the year ended December 31, 2021, after giving effect to the arrangement as if it had occurred on January 1, 2021; and (iii) the accompanying notes (collectively, the "Unaudited Pro Forma Combined Financial Information").

The Unaudited Pro Forma Combined Financial Information has been derived from the (i) historical unaudited condensed consolidated financial statements and the related notes of VAALCO and TransGlobe, respectively as of and for the six months ended June 30, 2022, and (ii) the historical audited consolidated financial statements and the related notes of VAALCO and TransGlobe respectively for the year ended December 31, 2021. The consolidated financial statements of VAALCO were prepared in accordance with U.S. GAAP. The consolidated financial statements of TransGlobe were prepared in accordance with IFRS.

The Unaudited Pro Forma Combined Financial Information has been prepared by VAALCO management for illustrative purposes only. The Unaudited Pro Forma Combined Financial Information does not purport to represent what the actual results of operations of VAALCO or the combined entity would have been had the arrangement occurred on the respective dates assumed, nor is it indicative of the future results of VAALCO. The Unaudited Pro Forma Combined Financial Information and underlying pro forma adjustments are based upon currently available information and include certain estimates and assumptions made by VAALCO management; accordingly, actual results could differ materially from the Unaudited Pro Forma Combined Financial Information.

The Unaudited Pro Forma Combined Financial Information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about Acquired and Disposed Businesses," using assumptions set forth in the notes herein. The Unaudited Pro Forma Combined Financial Information does not reflect any cost savings, operating synergies or revenue enhancements that the combined entity may achieve as a result of the arrangement. The pro forma adjustments reflected in the accompanying Unaudited Pro Forma Combined Financial Information reflect estimates and assumptions made by management of VAALCO that VAALCO believes to be reasonable. Significant estimates and assumptions include, but are not limited to, the timing of close of the arrangement, and the preliminary purchase price allocation.

The Unaudited Pro Forma Combined Financial Information should be read together with (i) VAALCO's audited consolidated financial statements and related notes included in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022; (ii) TransGlobe's audited consolidated financial statements and related notes for the year ended December 31, 2021, filed with the Canadian Securities Administrators on March 17, 2022; (iii) VAALCO's unaudited condensed consolidated financial statements and related notes included in its Quarterly Report on Form 10-Q for the six months ended June 30, 2022, filed with the SEC on August 10, 2022; and (iv) TransGlobe's unaudited condensed consolidated financial statements and related notes, filed with the Canadian Securities Administrators on August 10, 2022.

VAALCO Energy, Inc.

Pro Forma Combined Balance Sheet (Unaudited)

As of June 30, 2022

	VAALCO (U.S. GAAP, Historical)	TransGlobe (IFRS, Reclassified)	Transaction Accounting Adjustments		Notes	Total Pro Forma Combined Balance Sheet
			U.S. GAAP Adjustments	Pro Forma Adjustments
		Note 2.1	Note 2.2	Note 3 and 4
		(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$53,062	$61,175	$—	$(13,682)	3(a)	$97,861
				(2,694)	4(d)(ii)
Restricted cash	216	—	—	—		216
Receivables:
Trade, net	70,274	74,554	—	—		144,828
Accounts with joint venture owners	692	236	—	—		928
Other, net	10,699	—	—	—		10,699
Crude oil inventory	13,867	—	—	—		13,867
Prepayments and other	8,064	5,328	—	—		13,392
Total current assets	156,874	141,293	—	(16,376)		281,791
Crude oil and natural gas properties, equipment and other – successful efforts method, net	151,718	211,291	—	70,309	3(a)	433,318
Other noncurrent assets
Restricted cash	1,752	—	—	—		1,752
Value added tax and other receivables	5,723	—	—	—		5,723
Right of use operating lease assets	3,435	2,252	—	—		5,687
Right of use finance lease assets	1,713	—	—	—		1,713
Deferred tax assets	24,447	—	—	—		24,447
Abandonment funding	20,091	—	—	—		20,091
Other long-term assets	3,811	—	—	—		3,811
Goodwill	—	—	—	—		—
Total assets	369,564	354,836	—	53,933		778,333
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$19,151	$8,381	$—	$—		$27,532
Accounts with joint venture owners	13,863	—	—	—		13,863
Accrued liabilities and other	99,220	53,025	—	1,736	3(a)	164,653
				10,672	3(b)(i)
Operating lease liabilities – current portion	3,123	1,245	—	—		4,368
Finance lease liabilities – current portion	326	—	—	—		326
Foreign income taxes payable	29,221	—	—	—		29,221
Current liabilities – discontinued operations	7	—	—	—		7
Total current liabilities	164,911	62,651	—	12,408		239,970
Asset retirement obligations	34,809	11,335	—	—		46,144
Operating lease liabilities – net of current portion	332	1,005	—	—		1,337
Finance lease liabilities – current portion	1,331	—	—	—		1,331
Long-term debt	—	3,102	—	—		3,102

Other long-term liabilities	—	26,512	—	—		26,512
Total liabilities	201,383	104,605	—	12,408		318,396
Shareholders' equity
Preferred stock	—	—				—
Common stock	7,013	153,118	—	4,932	3(a)	11,945
				(153,118)	3(b)(ii)
Additional paid-in capital	77,919	23,905	—	(3,286)	4(d)	365,425
				287,506	3(a)
				(20,619)	3(b)(ii)
Less treasury stock	(44,635)	—	—	—		(44,635)
Retained earnings	127,884	72,453	—	(7,666)	4(d)(i)	127,202
				(4,418)	3(a)
				12,684	3(a)
				(10,672)	3(b)(i)
				(60,369)	3(b)(ii)
				(2,694)	4(d)(ii)
Accumulated other comprehensive income	—	755	—	(755)	3(b)(ii)	—
Total shareholders' equity	168,181	250,231	—	41,525		459,937
Total liabilities and shareholders' equity	369,564	354,836	—	53,933		778,333
The Unaudited Pro Forma Combined Financial Information should be read in conjunction with the accompanying notes.

VAALCO Energy, Inc.

Pro Forma Combined Statement of Operations (Unaudited)

Six Months Ended June 30, 2022

	VAALCO (U.S. GAAP, Historical)	TransGlobe (IFRS, Reclassified)	Transaction Accounting Adjustments		Notes	Total Pro Forma Combined Statement of Operations
			U.S. GAAP Policy Adjustments	Pro Forma Adjustments
		Note 2.1	Note 2.2	Note 3 and 4
		(in thousands, except per share amounts)
Revenues:
Crude oil and natural gas sales	$179,641	$127,644	$—	$—		$307,285
Operating costs and expenses:
Production expense	43,835	28,109	701	—	2.2(b)	72,645
Exploration expense	194	—	—	—		194
Depreciation, depletion and amortization	12,864	14,328	(772)	6,079	2.2(b) 4(a)	32,499
General and administrative expense	8,528	17,435	116	(1,582)	2.2(b) 4(c)	24,497
Bad debt expense and other	1,063	—	—	—		1,063
Gain on concession merger	—	(7,953)	—	—		(7,953)
Impairment reversal	—	(25,983)	25,983	—	2.2(a)	—
Total operating costs and expenses	66,484	25,936	26,028	4,497		122,945
Other operating expense, net	(5)	—	—	—		(5)
Operating income (loss)	113,152	101,708	(26,028)	(4,497)		184,335
Other income (expense):
Derivative instruments loss, net	(41,300)	(1,554)	—	—		(42,854)
Interest (expense) income, net	(121)	(1,268)	45	—	2.2(b)	(1,344)
Other (expense) income, net	(2,807)	(4)	—	(1,582)	4(c)	(4,393)
Total other income (expense), net	(44,228)	(2,826)	45	(1,582)		(48,591)
Income (loss) from continuing operations before income taxes	68,924	98,882	(25,983)	(6,079)		135,744
Income tax expense (benefit)	41,624	17,939	—	—	4(b)	59,563
Income (loss) from continuing operations	27,300	80,943	(25,983)	(6,079)		76,181
Loss from discontinued operations, net of tax	(32)	—	—	—		(32)
Net income (loss)	$27,268	$80,943	$(25,983)	$(6,079)		$76,149

Basic net income per share:	$0.46				4(e)	$0.70
Basic weighted average shares outstanding	58,814				4(e)	108,129

Diluted net income per share:	$0.45				4(e)	$0.70
Diluted weighted average shares outstanding	59,278				4(e)	108,593

The Unaudited Pro Forma Combined Financial Information should be read in conjunction with the accompanying notes.

VAALCO Energy, Inc.

Pro Forma Combined Statement of Operations (Unaudited)

Year Ended December 31, 2021

	VAALCO (U.S. GAAP, Historical)	TransGlobe (IFRS, Reclassified)	Transaction Accounting Adjustments		Notes	Total Pro Forma Combined Income Statement
			U.S. GAAP Adjustments	Pro Forma Adjustments
		Note 2.1	Note 2.2	Note 3 and 4
		(in thousands, except per share amounts)
Revenues:
Crude oil and natural gas sales	$199,075	$169,006	$—	$—		$368,081
Operating costs and expenses:
Production expense	81,255	76,153	1,606	—	2.2(b)	159,014
Exploration expense	1,579	—				1,579
Depreciation, depletion and amortization	21,060	25,641	(1,754)	16,826	2.2(b) 4(a)	61,773
General and administrative expense	14,766	24,274	330	7,666	4(d)(i)	49,730
				2,694	4(d)(ii)
Bad debt expense and other	875	—	—	—		875
Impairment reversal	—	(31,521)	31,521	—	2.2(a)	—
Total operating costs and expenses	119,535	94,547	31,703	27,186		272,971
Other operating expense, net	(440)	—	—	—		(440)
Operating income (loss)	79,100	74,459	(31,703)	(27,186)		94,670
Other income (expense):
Derivative instruments loss, net	(22,826)	(10,563)	—	—		(33,389)
Interest (expense) income, net	10	(1,132)	182	—	2.2(b)	(940)
Gain on acquisition	—	—	—	12,684	3(a)	12,684
Other income (expense), net	3,494	(15)	—	(15,090)	4(c)	(11,611)
Total other (expense) income, net	(19,322)	(11,710)	182	(2,406)		(33,256)
Income (loss) from continuing operations before income taxes	59,778	62,749	(31,521)	(29,592)		61,414
Income tax (benefit) expense	(22,156)	22,411	—	—	4(b)	255
Income (loss) from continuing operations	81,934	40,338	(31,521)	(29,592)		61,159
Loss from discontinued operations, net of tax	(98)	—	—	—		(98)
Net income (loss)	$81,836	$40,338	$(31,521)	$(29,592)		$61,061

Basic net income per share:	$1.38				4(e)	$0.57
Basic weighted average shares outstanding	58,230				4(e)	107,545

Diluted net income per share:	$1.37				4(e)	$0.57
Diluted weighted average shares outstanding	58,755				4(e)	108,070

The Unaudited Pro Forma Combined Financial Information should be read in conjunction with the accompanying notes.

Notes to Unaudited Pro Forma Combined Financial Information

1. Basis of Preparation

This Unaudited Pro Forma Combined Financial Information has been derived from the unaudited condensed consolidated financial statements of VAALCO and TransGlobe as of and for the six months ended June 30, 2022, and the audited consolidated financial statements of VAALCO and TransGlobe as of and for the year ended December 31, 2021. The Unaudited Pro Forma Combined Financial Information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about Acquired and Disposed Businesses," using assumptions set forth in the notes herein.

The unaudited pro forma combined balance sheet as of June 30, 2022, gives effect to the arrangement as if it had occurred on June 30, 2022. The unaudited pro forma combined statements of operations for the six months ended June 30, 2022, and for the year ended December 31, 2021, give effect to the arrangement as if it had occurred on January 1, 2021.

The consolidated financial statements of VAALCO were prepared in accordance with U.S. GAAP. The consolidated financial statements of TransGlobe were prepared in accordance with IFRS. As such, the Unaudited Pro Forma Combined Financial Information includes adjustments to align the accounting policies of TransGlobe to those of VAALCO.

The Unaudited Pro Forma Combined Financial Information and underlying pro forma adjustments are based upon currently available information and include certain estimates and assumptions made by management of VAALCO; accordingly, actual results could differ materially from the pro forma information. Management of VAALCO believes the assumptions provide a reasonable and supportable basis for presenting the estimated significant effects of the arrangement. The Unaudited Pro Forma Combined Financial Information is provided for illustrative purposes only and may or may not provide an indication of results in the future.

2. Application of U.S. GAAP and Reclassification Adjustments

The consolidated financial statements of TransGlobe were prepared in accordance with IFRS. For purposes of preparing the Unaudited Pro Forma Combined Financial Information, the financial information of TransGlobe has been adjusted to give effect to the material differences between IFRS and U.S. GAAP, to the extent that such historical IFRS and U.S. GAAP differences are not affected by the adjustments relating to preliminary purchase price allocation described in Note 3 below. Other differences impacted by the preliminary purchase price allocation are included as other "pro forma adjustments" as described in Note 3 and 4 below.

Further, certain adjustments to TransGlobe's financial information are required to conform TransGlobe's presentation and classification policies to those of VAALCO, as described below.

2.1	Reclassification of TransGlobe financial statement line items to align with VAALCO's financial statements

Balance sheet as of June 30, 2022

	TransGlobe (IFRS, Historical)	Reclassification	Notes	TransGlobe (IFRS, Reclassified)
	(in thousands)
ASSETS
Current assets:
Cash	$61,175	$(61,175)	(A)	$—
Cash and cash equivalents	—	61,175	(A)	61,175
Accounts receivable balances	74,790	(74,790)	(B)	—
Receivables:
Trade, net	—	74,554	(B)	74,554
Accounts with joint venture owners	—	236	(B)	236
Prepaids and other	5,328	(5,328)	(E)	—
Prepayments and other		5,328	(C)	5,328
Total current assets	141,293	—		141,293

	TransGlobe (IFRS, Historical)	Reclassification	Notes	TransGlobe (IFRS, Reclassified)
Other noncurrent assets:
Property and equipment
Petroleum and natural gas assets	208,510	(206,620)	(D)	—
		(1,890)	(F)
Other	2,296	(1,934)	(D)	—
		(362)	(F)
Crude oil and natural gas properties, equipment and other- successful efforts method, net	—	211,291	(E)	211,291
Intangible exploration and evaluation assets	2,737	(2,737)	(E)	—
Right of use operating lease assets	—	2,252	(F)	2,252
Total assets	354,836	—		354,836
				—
LIABILITIES AND SHAREHOLDERS' EQUITY				—
Current liabilities:				—
Accounts payable and accrued liabilities	$42,707	$(8,381)	(G)	$—
		(34,326)	(H)
Accounts payable		8,381	(G)	8,381
Current portion of share-based compensation liabilities	8,286	(8,286)	(I)	—
Modernization payment liabilities	9,555	(9,555)	(J)	—
Derivative commodity contracts	858	(858)	(K)	—
Accrued liabilities and other	—	53,025	(H)(I) (J)(K)	53,025
Current portion of lease obligations	1,245	(1,245)	(L)	—
Operating lease liabilities - current portion		1,245	(L)	1,245
Total current liabilities	62,651	—		62,651
Non-current liabilities:				—
Asset retirement obligations	11,335	—		11,335
Share-based compensation liabilities	1,892	(1,892)	(M)	—
Lease obligations	1,005	(1,005)	(N)	—
Operating lease liabilities - net of current portion	—	1,005	(N)	1,005
Long-term debt	3,102	—		3,102
Modernization payment liabilities	24,620	(24,620)	(O)	—
Other long-term liabilities	—	26,512	(M)(O)	26,512
Total liabilities	104,605	—		104,605
Shareholders' equity
Share capital	153,118	(153,118)	(P)	—
Common stock	—	153,118	(P)	153,118
Additional paid-in capital	—	23,905	(Q)	23,905
Accumulated other comprehensive income	755	—		755

Deficit	72,453	—		72,453
Contributed surplus	23,905	(23,905)	(Q)	—
Total shareholders' equity	250,231	—		250,231
Total liabilities and shareholders' equity	354,836	—		354,836

(A)	Cash of $61,175 thousand were reclassified to cash and cash equivalents as of June 30, 2022.
(B)	Disaggregated Accounts receivable balances and reclassified $74,554 thousand and $236 thousand to Trade, net and Accounts with joint venture owners, respectively as of June 30, 2022.
(C)	Prepaids and other of $5,328 thousand were reclassified to Prepayments and other as of June 30, 2022.
(D)

Tangible fixed assets of $206,620 thousand and $1,934 thousand of Petroleum and natural gas assets and Other reclassified to Crude oil and natural gas properties, equipment and other- successful efforts method, net as of June 30, 2022.

(E)	Intangible exploration and evaluation assets of $2,737 thousand were reclassified to Crude oil and natural gas properties, equipment and other- successful efforts method, net as of June 30, 2022.
(F)

Right-of-use asset of $1,890 thousand and $362 thousand previously included within Petroleum and natural gas assets and Other, respectively reclassified to Right of use operating lease assets as of June 30, 2022.

(G)	Accounts payable and accrued liabilities of $8,381 thousand were reclassified to Accounts payable as of June 30, 2022.
(H)	Accounts payable and accrued liabilities of $34,326 thousand were reclassified to Accrued liabilities and other as of June 30, 2022.
(I)	Share-based compensation liabilities of $8,286 thousand reclassified to Accrued liabilities and other as of June 30, 2022.
(J)	Modernization payment liabilities (current portion) of $9,555 thousand were reclassified to Accrued liabilities and other as of June 30, 2022.
(K)	Derivative commodity contracts of $858 thousand reclassified to Accrued liabilities and other as of June 30, 2022.
(L)	Lease obligations of $1,245 thousand were reclassified to Operating lease liabilities - current portion as of June 30, 2022.
(M)	Share-based compensation liabilities of $1,892 thousand reclassified to Other long-term liabilities as of June 30, 2022.
(N)	Lease obligations of $1,005 thousand were reclassified to Operating lease liabilities - net of current portion as of June 30, 2022.
(O)	Modernization payment liabilities of $24,620 thousand reclassified to Other long-term liabilities as of June 30, 2022.
(P)	Share capital of $153,118 thousand were reclassified to Common stock as of June 30, 2022.
(Q)	Contributed surplus of $23,905 thousand were reclassified to Additional paid-in capital as of June 30, 2022.

Statement of operations for the six months ended June 30, 2022

	TransGlobe (IFRS, Historical)	Reclassification	Notes	TransGlobe (IFRS, Reclassified)
	(in thousands)
Revenues
Petroleum and natural gas sales, net of royalties	$127,644	$(127,644)	(A)	$—
Crude oil and natural gas sales	—	127,644	(A)	127,644
Finance revenue	3	(3)	(B)	—
Other revenue	1	(1)	(C)	—
Expenses
Production and operating	28,109	—		28,109
Selling costs	2,493	(2,493)	(D)	—
General and administrative	14,942	2,493	(D)	17,435
Foreign exchange loss	5	(5)	(E)	—
Finance costs	1,271	(1,271)	(F)	—
Depletion, depreciation and amortization	14,169	159	(G)	14,328
Asset retirement obligation accretion	159	(159)	(G)	—
Gain on concession merger	(7,953)	—		(7,953)
Loss (gain) on financial instruments	1,554	(1,554)	(H)	—
Impairment reversal	(25,983)	—		(25,983)
Earnings (loss) before income taxes	98,882	2,826		101,708
Income tax expense - current	17,939	(17,939)	(I)	—
Net Earnings	80,943	20,765		101,708
Other expense
Derivative instruments loss, net	—	1,554	(H)	1,554
Interest expense, net	—	1,268	(B)(F)	1,268
Other, net	—	4	(C)(E)	4
Total other expense, net	—	2,826		2,826
Income from continuing operations before income taxes	80,943	17,939		98,882
Income tax expense	—	17,939	(I)	17,939
Net income	$80,943	$—		$80,943

(A)	Petroleum and natural gas sales, net of royalties of $127,644 thousand reclassified to Crude Oil and natural gas sales for the six months ended June 30, 2022.
(B)	Finance revenue of $3 thousand reclassified to Interest expense, net for the six months ended June 30, 2022.
(C)	Other revenue of $1 thousand reclassified to Other, net for the six months ended June 30, 2022.
(D)	Selling costs of $2,493 thousand reclassified to General and administrative expense for the six months ended June 30, 2022.
(E)	Foreign exchange loss of $5 thousand reclassified to Other, net for the six months ended June 30, 2022.
(F)	Finance costs of $1,271 thousand reclassified to Interest expense, net for the six months ended June 30, 2022.

(G)	Asset retirement obligation accretion of $159 thousand reclassified to Depletion, depreciation and amortization for the six months ended June 30, 2022.
(H)	Loss (gain) on financial instruments of $1,554 thousand reclassified to Derivative instruments loss, net for the six months ended June 30, 2022.
(I)	Income tax expense - current of $17,939 thousand reclassified to Income tax expense for the six months ended June 30, 2022.

Statement of operations for the year ended December 31, 2021

	TransGlobe (IFRS, Historical)	Reclassification	Notes	TransGlobe (IFRS, Reclassified)
	(in thousands)
Revenues
Petroleum and natural gas sales, net of royalties	$169,006	$(169,006)	(A)	$—
Crude oil and natural gas sales	—	169,006	(A)	169,006
Finance revenue	9	(9)	(B)	—
Other revenue	32	(32)	(C)	—
Expenses
Production and operating	61,430	14,723	(D)	76,153
Overlift	14,723	(14,723)	(D)	—
Selling costs	3,921	(3,921)	(E)	—
General and administrative	20,353	3,921	(E)	24,274
Foreign exchange loss	47	(47)	(F)	—
Finance costs	1,141	(1,141)	(G)	—
Depletion, depreciation and amortization	25,434	207	(H)	25,641
Asset retirement obligation accretion	207	(207)	(H)	—
Loss (gain) on financial instruments	10,563	(10,563)	(I)	—
Impairment reversal	(31,521)	—		(31,521)
Earnings before income taxes	62,749	11,710		74,459
Income tax expense - current	22,411	(22,411)	(J)	—
Net Earnings (Loss)	40,338	34,121		74,459
Other expense
Derivative instruments loss, net	—	10,563	(I)	10,563
Interest expense, net	—	1,132	(B)(G)	1,132
Other, net	—	15	(C)(F)	15
Total other expense, net	—	11,710		11,710
Income from continuing operations before income taxes	40,338	22,411		62,749
Income tax expense	—	22,411	(J)	22,411
Net Income	40,338	—		40,338

(A)	Petroleum and natural gas sales, net of royalties of $169,006 thousand reclassified to Crude Oil and natural gas sales for the year ended December 31, 2021.
(B)	Finance revenue of $9 thousand reclassified to Interest expense, net for the year ended December 31, 2021.
(C)	Other revenue of $32 thousand reclassified to Other, net for the year ended December 31, 2021.
(D)	Overlift expense of $14,723 thousand reclassified to Production expense for the year ended December 31, 2021.
(E)	Selling costs of $3,921 thousand reclassified to General and administrative expense for the year ended December 31, 2021.
(F)	Foreign exchange loss of $47 thousand reclassified to Other, net for the year ended December 31, 2021.
(G)	Finance costs of $1,141 thousand reclassified to Interest expense, net for the year ended December 31, 2021.

(H)	Asset retirement obligation accretion $207 thousand reclassified to Depletion, depreciation and amortization for the year ended December 31, 2021.
(I)	Loss (gain) on financial instruments of $10,563 thousand reclassified to Derivative instruments loss, net for the year ended December 31, 2021.
(J)	Income tax expense - current of $22,411 thousand reclassified to Income tax expense for the year ended December 31, 2021.
2.2	U.S. GAAP adjustments to the unaudited pro forma combined statement of operations for the six months ended June 30, 2022, and for the year ended December 31, 2021
(a)	Adjustment to derecognize the impairment reversal previously recognized in accordance with IFRS. Under U.S. GAAP, the reversal of an impairment loss for assets to be held and used is prohibited.
(b)

Adjustment to reflect differences between accounting for leases between IFRS and U.S. GAAP. Under IFRS, the amortization of the right of use asset relating to all leases are recognized on a straight-line basis and accounted for as "amortization" expense within Depreciation, depletion and amortization. Under U.S. GAAP, leases are classified as either finance leases or operating leases; for operating leases, the amortization is treated a "lease costs" and classified as part of Production cost or General and administrative expense depending on the type of lease. The impact of treating such leases as operating leases under U.S. GAAP on interest cost are insignificant.

3. Preliminary Acquisition Accounting and Other Pro Forma adjustments and Assumptions

(a)	Consideration for the Combination and Purchase Price Allocation

The arrangement will be accounted for using the acquisition method of accounting for business combinations in accordance with ASC 805, Business Combinations. VAALCO will be treated as the acquirer for accounting purposes based on the evaluation of the following facts and circumstances:

•	VAALCO's stockholders will hold a majority of the voting power of the combined company
•	VAALCO's directors are expected to comprise a majority of the governing body of the combined company
•	VAALCO's senior management will comprise the senior management of the combined company
•	Under the terms of the arrangement, VAALCO is expected to pay a premium over the pre-combination fair value of the equity interest acquired from TransGlobe stockholders.

The purchase consideration for the arrangement will be determined based on the number of VAALCO shares issued in exchange for TransGlobe common shares on the date of the arrangement. VAALCO will allocate the purchase consideration based on the TransGlobe assets acquired, including identifiable intangible assets, and liabilities assumed from TransGlobe at their respective preliminary estimated fair values at the date of completion of the arrangement.

VAALCO's allocation of the preliminary estimated purchase consideration with respect to the arrangement is based on estimate of, and assumptions related to, the fair value of assets to be acquired and liabilities to be assumed as of June 30, 2022, using current available information. The preliminary purchase price allocation is subject to change due to several factors, including but not limited to:

•	Changes in the estimated fair value of VAALCO's common stock consideration transferred depending on its market price at the date of closing; and

•

Changes in the estimated fair value of TransGlobe's assets acquired and liabilities assumed as of the date of the arrangement, which could result from changes in future oil and natural gas commodity prices, reserve estimates, interest rates, discount rates as well as other factors.

Because the Unaudited Pro Forma Combined Financial Information has been prepared based on these preliminary estimates, the resulting effect on the financial position and results of operation of the combined business may be materially different from the pro forma amounts included herein.

VAALCO expects to finalize the purchase price allocation as soon as reasonably practicable after completing the arrangement, and upon consideration of any incremental information as part of the finalization of the measurement process. The finalization of the purchase price allocation will not extend beyond the one-year measurement period provided under ASC 805.

The following is a preliminary estimate of the consideration expected to be paid to effect the combination with TransGlobe:

Purchase Consideration
Estimate of share consideration expected to be transferred to TransGlobe shareholders
Number of TransGlobe common shares outstanding as of July 29, 2022	73,309,064
Multiplied by the Exchange ratio	0.6727
VAALCO shares expected to be issued	49,315,007
Closing price of VAALCO shares on July 29, 2022	$5.93
Estimated fair value of share consideration[1]	$292,437,994

1	Resulting in $4,932 thousand in common shares and $287,506 thousand of additional paid-in capital as of June 30, 2022.

For the purposes of the unaudited pro forma combined financial information, the fair value of share consideration to be transferred is estimated using the closing price of VAALCO shares of $5.93 per share as of July 29, 2022.

The estimated consideration for VAALCO's combination with TransGlobe reflected in the unaudited pro forma combined financial information does not purport to represent the actual consideration when the proposed combination with TransGlobe is consummated. In accordance with ASC 805, the fair value of any equity securities issued as part of the consideration paid will be measured on the closing date of the combination at the then-current market price. This requirement will likely result in a per share equity component different from the $5.93 assumed in the unaudited pro forma combined financial information, and that difference may be material. An increase or decrease in the price per VAALCO share assumed in the unaudited pro forma combined financial information by 5% will increase or decrease the estimated purchase price by approximately $14,622 thousand; an increase or decrease in the price per VAALCO share of 10% will increase or decrease the estimated purchase price by $29,244 thousand; and an increase or decrease in the price per VAALCO share of 25% will increase or decrease the estimated purchase price by $73,109 thousand. Such increases or decreases would be reflected in the unaudited pro forma combined financial information as an increase or decrease in gain on acquisition or goodwill may be recognized as shown in the table below:

(in thousands)
	Increase in price per VAALCO share			Decrease in price per VAALCO share
% Increase/Decrease	5%	10%	25%	5%	10%	25%
Share price	6.23	6.52	7.41	5.63	5.34	4.45
Purchase Consideration	307,060	321,682	365,547	277,816	263,194	219,328
Change in purchase consideration	14,622	29,244	73,109	(14,622)	(29,244)	(73,109)
Gain on acquisition	—	—	—	(27,306)	(41,928)	(85,794)
Goodwill recognized	1,938	16,560	60,425	—	—	—

Assuming a closing date of June 30, 2022, the following table sets forth a preliminary estimate of the fair value of the assets acquired and liabilities assumed by VAALCO, reconciled to the total estimated consideration transferred:

	As of June 30, 2022
	(In thousands)
	Carrying amount	PPA adjustments	Total Purchase Price Allocation	Note
Cash and cash equivalents	$61,175	$(13,682)	$47,493	(A)
Receivables:
Trade, net	74,554	—	74,554
Accounts with joint venture owners	236	—	236
Prepayments and other	5,328	—	5,328

	As of June 30, 2022
	(In thousands)
	Carrying amount	PPA adjustments	Total Purchase Price Allocation	Note
Crude oil and natural gas properties, equipment and other- successful efforts method, net	211,291	70,309	281,600	(B)
Right of use operating lease assets	2,252	—	2,252
Deferred tax asset	—	—	—
Accounts payable	(8,381)	—	(8,381)
Accrued liabilities and other	(53,025)	2,682	(54,761)	(A)
		(4,418)		(C)
Operating lease liabilities – current portion	(1,245)	—	(1,245)
Asset retirement obligations	(11,335)	—	(11,335)
Operating lease liabilities – net of current portion	(1,005)	—	(1,005)
Deferred tax liability	—	—	—
Other long-term liabilities	(26,512)	—	(26,512)
Long-term debt	(3,102)	—	(3,102)
Gain on acquisition	—		(12,684)	(D)
Purchase consideration			$292,438
(A)

Adjustment to reflect the settlement of TransGlobe's stock options, RSUs and PSUs following the pre-combination acceleration of vesting on change of control under the terms of the original awards and the arrangement agreement as though the arrangement occurred on June 30, 2022. Such awards will be cash settled by TransGlobe prior to the closing of the arrangement.

(B)

Adjustment to reflect the fair value of TransGlobe's Crude oil and natural gas properties, equipment and other successful efforts method, net as of the arrangement date as though the arrangement occurred on June 30, 2022.

(C)

Adjustment to reflect accrued liabilities for transaction costs directly attributable to the arrangement deemed to be incurred by TransGlobe of $4,418 thousand as though the acquisition occurred on June 30, 2022.

(D)	Gain on acquisition results from the difference between the purchase consideration and the fair value of the assets acquired less the fair value of liabilities assumed.
(b)	Other Impacts of the arrangement on the unaudited pro forma combined balance sheet as of June 30, 2022
(i)

Adjustment to reflect the recognition of transaction costs directly attributable to the arrangement deemed to be incurred by VAALCO of $10,672 thousand as though the acquisition occurred as of June 30, 2022.

(ii)	Adjustment to remove TransGlobe's pre-acquisition equity balances on consolidation.

4. Impact of the Arrangement on the unaudited pro forma combined statements of operations for the six months ended June 30, 2022, and for the year ended December 31, 2021

(a)	Depreciation, depletion and amortization

Represents the incremental depreciation, depletion and amortization related to the assets acquired in the arrangement, which is based on the preliminary purchase price allocation. Depletion of petroleum and natural gas assets was calculated using the unit-of-production method, adjusted to reflect a) the fair value of TransGlobe's Crude oil and natural gas properties, equipment and other – successful efforts method, net as of the arrangement date as though the arrangement occurred on January 1, 2021; and b) estimates of TransGlobe's proved reserves following the methodology required by SEC regulations.

(b)	Income Tax

There is no impact of the arrangement on taxes. TransGlobe recorded a full valuation allowance on its deferred tax assets as of December 31, 2021, and June 30, 2022. The position on the valuation allowance has not changed resulting from the arrangement.

(c)	Transaction costs

Adjustment to reflect the recognition of transaction costs directly attributable to the arrangement deemed to be incurred by VAALCO of $10,672 thousand and TransGlobe of $4,418 thousand as though the acquisition occurred on January 1, 2021.

Transaction costs expensed by TransGlobe of $1,582 thousand in the statement of operations for the six months ended June 30, 2022, has been reclassified from General and administrative expense to Other (expense) income, net in the unaudited pro forma statement of operations for the six months ended June 30, 2022.

(d)	Stock-based compensation and severance expense
(i)

Adjustment to reflect the recognition of pre-combination stock-based compensation expense under U.S. GAAP by TransGlobe upon the acceleration of vesting on change of control for TransGlobe's stock options, RSUs and PSUs under the terms of the original awards and the arrangement agreement as though the acquisition occurred on January 1, 2021. Such awards will be cash settled by TransGlobe prior to the closing of the arrangement.

(ii)

Adjustment to reflect the recognition of severance expense and the corresponding adjustment to cash and cash equivalent in relation to payment on termination of certain executives of TransGlobe pursuant to the terms of their executive employment arrangement.

(e)	Earnings per Share

The table below represents the calculation of the weighted average shares outstanding and earnings per share included in the unaudited pro forma combined statement of operations for the six months ended June 30, 2022. As the arrangement is being reflected in the unaudited pro forma combined statement of operations for the six months ended June 30, 2022, as if it had occurred on January 1, 2021, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the arrangement have been outstanding for the entire year.

	For the six months ended June 30, 2022	For the year ended December 31, 2021
Income from continuing operations per common share
Basic	0.70	0.57
Diluted	0.70	0.57
Shares used in calculating basic and diluted income from continuing operations per common share
Basic	108,129	107,545
Diluted	108,593	108,070

The table below represents the calculation of the weighted average shares outstanding and earnings per share included in the unaudited pro forma combined statement of operations for the six months ended June 30, 2022.

	For the six months ended June 30, 2022	For the year ended December 31, 2021
Denominator
Basic shares:
VAALCO shares	58,814	58,230
VAALCO shares expected to be issued	49,315	49,315
Pro forma weighted average shares outstanding, basic	108,129	107,545
Diluted shares:
VAALCO shares	59,278	58,755
VAALCO shares expected to be issued	49,315	49,315
Pro forma weighted average shares outstanding, diluted	108,593	108,070

UNAUDITED PRO FORMA PER SHARE DATA

The following table presents, as of the dates and for the periods indicated, selected historical Unaudited Pro Forma Combined Financial Information per share of VAALCO common stock and per TransGlobe common share. You should read this information in conjunction with, and the information is qualified in its entirety by, the consolidated financial statements of VAALCO and notes thereto incorporated by reference into this Information Circular, and the consolidated financial statements of TransGlobe and notes thereto incorporated by reference into this Information Circular. See "Appendix F – Documents Incorporated by Reference" and "Appendix G – Documents Incorporated by Reference" of this Information Circular.

The following unaudited pro forma information has been prepared in accordance with the rules and regulations of the SEC and accordingly includes the effects of acquisition accounting. It does not reflect cost savings, synergies or certain other adjustments that may result from the arrangement. This information is presented for illustrative purposes only. You should not rely on the unaudited pro forma combined or equivalent unaudited pro forma amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the arrangement had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The unaudited pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and arrangement-related costs, or other factors that may result as a consequence of the arrangement and, accordingly, does not attempt to predict or suggest future results.

The following table assumes the issuance of approximately 49.315 million shares of VAALCO common stock in connection with the arrangement, which is the number of shares issuable by VAALCO in connection with the arrangement assuming the arrangement occurred on January 1, 2021 and based on the number of outstanding TransGlobe common shares at that time. The actual number of shares of VAALCO common stock issuable under the arrangement will be adjusted based on the number of TransGlobe common shares outstanding at the completion of the arrangement. The unaudited pro forma data in the table assumes that the arrangement occurred on January 1, 2021 for income statement purposes and on June 30, 2022 for balance sheet purposes, and that the arrangement is accounted for as a business combination.

	VAALCO	TransGlobe	Pro forma VAALCO and TransGlobe Consolidated
(in millions)	As of and for the six months ended June 30, 2022	As of and for the six months ended June 30, 2022	As of and for the six months ended June 30, 2022
Income from continuing operations per common share
Basic	$0.46	$1.11	$0.70
Diluted	0.45	1.09	0.70
Shares used in calculating basic and diluted income from continuing operations per common share
Basic	58,814	73,009	108,129
Diluted	59,278	74,337	108,593
Book Value per share	$2.85	$3.41	$4.24

	VAALCO	TransGlobe	Pro forma VAALCO and TransGlobe Consolidated
(in millions)	As of and for the year ended December 31, 2021	As of and for the year ended December 31, 2021	As of and for the year ended December 31, 2021
Income from continuing operations per common share
Basic	$1.38	$0.56	$0.57
Diluted	1.37	0.55	0.57
Shares used in calculating basic and diluted income from continuing operations per common share
Basic	58,230	72,544	107,545
Diluted	58,755	73,182	108,070
Book Value per share	$2.46	$2.45	N/A

Appendix I

Comparison of Rights of TransGlobe Shareholders and VAALCO Stockholders

Unless the context indicates otherwise, capitalized terms which are used in this Appendix I and not otherwise defined in this Appendix I have the meanings given to such terms under the heading "Glossary of Terms" in this Information Circular.

The rights of TransGlobe Shareholders are governed by the ABCA and by TransGlobe's articles of continuance, as amended and restated ("TransGlobe Articles") and TransGlobe by-laws ("TransGlobe By-laws"). Following the Arrangement, TransGlobe Shareholders who receive VAALCO Shares as part of the Arrangement will become VAALCO Stockholders and as such their rights will be governed by the DGCL and by the VAALCO Restated Certificate of Incorporation and the VAALCO Bylaws.

The following is a summary of the material differences between the rights of TransGlobe Shareholders and the rights of VAALCO Stockholders. This summary is not a complete comparison of rights that may be of interest, and TransGlobe Shareholders should therefore read the full text of the VAALCO Certificate and VAALCO Bylaws at www.sec.gov under the VAALCO profile, and the TransGlobe Articles and TransGlobe By-laws at www.sedar.com under the TransGlobe profile.

	TransGlobe Shareholder Rights	VAALCO Stockholder Rights
Authorized Share Capital

TransGlobe's authorized share capital consists of an unlimited number of common shares without par value, which shares have attached the following rights: (i) to vote at any meeting of shareholders of the Corporation; (ii) to receive any dividend declared by the Corporation; and (iii) to receive the remaining property of the Corporation upon dissolution.

VAALCO will be authorized by the VAALCO Certificate to issue 160,000,000 shares of common stock, par value $0.10 per share, and 500,000 shares of preferred stock, par value $25.00 per share.

The VAALCO Certificate authorizes the board of directors to issue preferred stock without shareholder approval. The board of directors may fix preferences, rights, limitations and restrictions on the preferred stock, or any series thereof, to the extent permitted by Section 151 of the DGCL.

Voting Rights

Unless a ballot is demanded by a shareholder with the right to vote, motions are voted on by a show of hands with each person having one vote (regardless of the number of shares such person is entitled to vote). If voting is conducted by ballot, each person is entitled to one vote for each share such person is entitled to vote.

The DGCL provides that, except as provided for in a corporation's certificate of incorporation, each holder of shares of common stock is entitled to attend all special and annual meetings of the stockholders to cast one vote for each outstanding share of common stock held of record by such stockholder upon any matter upon which stockholders are entitled to vote generally. Each share of VAALCO common stock entitles its holder to one vote on each matter voted upon by the stockholders.

The VAALCO board is authorized by the VAALCO Certificate to determine the voting power of any series of preferred stock that it issues.

Shareholder Approval of Business Combinations; Fundamental Changes

Under the ABCA, certain fundamental changes, such as changes to authorized share structure, continuances out of province, certain amalgamations, sales, leases or other exchanges of all or substantially all of the property of a company (other than in the ordinary course of business of the company), certain liquidations, certain dissolutions, and certain arrangements are required to be approved by special resolution.

A special resolution is a resolution (i) passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose; or (ii) signed by all shareholders entitled to vote on the resolution.

In certain cases, an action that prejudices, adds restrictions to or interferes with rights or privileges attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected by special resolution.

Under the ABCA, arrangements are permitted and a company may make any proposal it considers appropriate "if it is impracticable to effect the arrangement" under the other provisions of the ABCA. In general, a plan of arrangement is approved by a company's board of directors and then is submitted to a court for approval. It is typical for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Under the ABCA, the court has the discretion to determine whether a plan of arrangement must be approved by shareholders, and the requisite minimum voting threshold. The court also determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in an interim order, as applicable, (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation's business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter.

In addition, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation's board of directors or stockholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. The DGCL does not contain a procedure comparable to a plan of arrangement under the ABCA.

Under Section 203 of the DGCL, a corporation may not engage in any "business combination" with any interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the conditions set forth in "Special Vote Required for Combinations with Interested Shareholders" below have been satisfied. These restrictions will not apply if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by these provisions or if the corporation's certificate of incorporation or by-laws are amended to contain such a provision or under certain other circumstances. VAALCO has not made such an election and thus VAALCO is subject to Section 203 of the DGCL.

See also "Special Vote Required for Combinations with Interested Shareholders" section below describing certain restrictions on business combinations with interested stockholders.

The VAALCO by-laws provide that all matters other than (i) the election of directors or (ii) required otherwise by applicable law, the VAALCO Certificate, the VAALCO by-laws or rules of any stock exchange on which VAALCO is listed shall be determined by a majority of the votes cast affirmatively or negatively at a meeting where a quorum is present. The VAALCO Certificate provides that, unless approved by a majority of VAALCO's Continuing Directors, the affirmative vote of at least 80% of the outstanding shares of common stock shall be required to approve (a) any merger or consolidation of VAALCO, (b) any share exchange with the VAALCO, (c) the adoption of any plan or proposal for the liquidation, dissolution or reorganization of VAALCO, as well as (d) any sale, lease or transfer of all or substantially all of the assets of VAALCO on a consolidated basis.

"Continuing Directors" is defined to mean (i) any member of the Board of Directors of VAALCO as of December 31, 1992, (ii) any new director who is proposed to be a director of the corporation by a majority of the Continuing Directors then on the Board of Directors of VAALCO and (iii) any successor of a Continuing Director who is recommended to succeed a Continuing Director by majority of the Continuing Directors then on the Board of Directors of VAALCO .

	TransGlobe Shareholder Rights	VAALCO Stockholder Rights
Special Vote Required for Combinations with Interested Shareholders	The ABCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations.

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder.

The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves: (a) the business combination; or (b) the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least 662⁄3% of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

Subject to certain exceptions, for the purpose of Section 203 of the DGCL generally defines an interested stockholder to include any person who, together with that person's affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

As discussed above, these restrictions will not apply if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by these provisions or if the corporation's certificate of incorporation or by-laws are amended to contain such a provision or under certain other circumstances. VAALCO has not made such an election and thus VAALCO is subject to Section 203 of the DGCL.

Appraisal Rights; Rights to Dissent

The ABCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith.

The dissent right is applicable where the company resolves to: (i) amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of the company; (ii) amend its articles to add, change or remove any restrictions on the business(es) it is permitted to carry on; (iii) amend its articles to add or remove an express statement establishing the unlimited liability of shareholders; (iv) approve certain amalgamations; (v) continue the company into another jurisdiction; (vi) sell, lease or otherwise dispose of all or substantially all of its property; (vii) approve an arrangement, where the terms of the arrangement permit dissent.

A court may also make an order permitting a shareholder to dissent in certain circumstances.

Under the DGCL, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i) the corporation's shares are listed on a national securities exchange or held of record by more than 2,000 stockholders; or (ii) the corporation will be the surviving corporation of the merger and no vote of its stockholders is required to approve the merger. The DGCL grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock.

However, even if a merger meets the above criteria, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the stockholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation; (ii) shares of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash instead of fractional shares of the corporation; or (iv) any combination of the foregoing.

Compulsory Acquisition; Short-Form Merger

The ABCA provides that if, within 120 days after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate or associate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within 180 days after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. Offerees may apply to the court, within 20 days of receiving notice, and the court may set a different price or terms of payment or make any consequential orders or directions as it considers appropriate.

Under the DGCL, a corporation which owns at least 90% of the shares of each class of stock of a second corporation may unilaterally merge with the second corporation without the vote of the second corporation's board of directors or stockholders.

	TransGlobe Shareholder Rights	VAALCO Stockholder Rights
Shareholder Consent to Action Without a Meeting

Under the ABCA, where a company is a public company, shareholder action without a meeting may only be taken by a written consent resolution of shareholders signed by all shareholders entitled to vote on the resolution.

A written consent resolution is as valid and effective as if it were a resolution passed at a meeting of shareholders.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting and without prior notice if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

The VAALCO by-laws provide that except as otherwise provided by statute, any action that might have been taken at a meeting of stockholders by a vote of the stockholders may be taken with the written consent of holders of at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the first date on which a written consent is delivered to VAALCO in the manner required by the by-laws, written consents signed by a sufficient number of holders to take action are delivered to VAALCO.

Requisition of Shareholders' Meetings

Under the ABCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a meeting may requisition that the directors call a meeting of shareholders for the purpose stated in the requisition.

Upon receiving a requisition that complies with the technical requirements set out in the ABCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders to be held as nearly as possible after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them may call the meeting.

Under the DGCL, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the bylaws.

The VAALCO by-laws provide that special meetings of VAALCO stockholders, for any purpose, may be called at any time by the chairman of the board (if any), by the chairman of the board or secretary at the request of a majority of the board of directors, or at the request in writing of the holders of a majority of the capital stock of VAALCO issued and outstanding and entitled to vote. Business transacted at all special meetings of VAALCO stockholders is confined to the purposes stated in the notice.

Distributions and Dividends; Repurchases and Redemptions

Under the ABCA, a company may not pay a dividend in money or other property if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

A company may also pay a dividend by issuing shares.

The ABCA provides that no special rights or restrictions attached to a series of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class.

Under the ABCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends (as set out above).

Under the ABCA, subject to solvency tests similar to those applicable to the payment of dividends (as set out above), a company may redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it. The TransGlobe Common Shares are not subject to a right of redemption.

Under the DGCL, a corporation may, subject to any restrictions in its certificate of incorporation, pay dividends out of capital surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the corporation are less than the capital represented by issued and outstanding shares having a preference on asset distributions. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the VAALCO board, which regularly evaluates VAALCO's proposed dividend payments and the requirements of the DGCL.

	TransGlobe Shareholder Rights	VAALCO Stockholder Rights
Number of Directors; Vacancies on the Board of Directors

The ABCA provides that a public company must have at least 3 directors.

The TransGlobe by-laws provide the board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

TransGlobe's articles provide that it will have a board of directors consisting of a minimum of 1 director and a maximum of 11 directors.

Directors are generally elected by shareholders by ordinary resolution; however, TransGlobe's Articles also provide that the directors may appoint one or more directors to hold office until the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Under the ABCA, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the remaining directors. In the case of a vacancy caused by the death, resignation or disqualification to act as a director under the ABCA, the remaining directors may fill the vacancy.

Under the ABCA, if as a result of one or more vacancies, the number of directors in office falls below the number required for a quorum, the remaining directors shall call a special meeting of shareholders to fill the vacancy, and if the remaining directors fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

TransGlobe's by-laws also contain "advance notice provisions" for nomination of directors. Nominations of persons for election to the board of directors may only be made by: (i) the existing board members; (ii) by a shareholder "proposal" or a "requisition" under the ABCA; or (iii) by any registered shareholder in compliance with particular timing and form requirements as set out in TransGlobe's by-laws. Notably, any nomination made under clause (iii) of the previous sentence must generally be received by TransGlobe at least 30 days in advance of the date of an annual general meeting of shareholders.

The DGCL provides that the board of directors of a corporation shall consist of one or more members.

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the certificate of incorporation or by-laws.

The VAALCO Certificate and by-laws provide that, subject to the rights of any class or series of stock having preference over the common stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of directors shall be determined from time to time by resolution of the board of directors, provided that such number shall not be less than three nor more than fifteen, and that the number of directors may not be decreased if it would have the effect of shortening the term of an incumbent director.

Directors are elected by stockholders by a plurality of the votes cast. The VAALCO by-laws provide that any vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

The VAALCO by-laws also contain "advance notice provisions" for nomination of directors. Nominations of persons for election to the board of directors may only be made: (i) as specified by VAALCO's notice of meeting, (ii) by or at the direction of the board of directors; or (iii) by any registered stockholder in compliance with particular timing and form requirements as set out in the VAALCO by-laws. Notably, any nomination made under clause (iii) of the previous sentence must generally be received by VAALCO at least 90 days prior to the first anniversary of the preceding year's annual meeting. The advance notice provisions are described in detail in "Advance Notification Requirements for Proposals of Shareholders" below.

Constitution and Residency of Directors	The ABCA does not place any residency restrictions on the boards of directors.

The DGCL does not have any residency requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or by- laws. Neither the VAALCO Certificate nor the VAALCO by-laws provide for any such qualifications for directors.

Removal of Directors; Terms of Directors

TransGlobe's by-laws allow for the removal of a director by ordinary resolution of the shareholders passed at a special meeting.

TransGlobe's by-laws specify all directors cease to hold office immediately before the election or appointment of directors at every annual general meeting, unless elected for a period of time (not to exceed the close of the third annual meeting of shareholders following election). Directors are eligible for re-election or reappointment.

Under the DGCL, except in the case of a corporation with a classified board of directors or with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. In the case of a corporation with a classified board of directors, stockholders may remove a director only for cause.

The VAALCO Certificate provides that, the VAALCO board of directors shall not be classified. Subject to the rights of any class or series of stock having preference over the common stock as to dividends or upon liquidation to elect additional directors under specified circumstances, any one or more directors or the entire VAALCO board may be removed, with or without cause, by the holders of a majority of voting power of the shares then entitled to vote at an election of directors.

	TransGlobe Shareholder Rights	VAALCO Stockholder Rights
Indemnification of Directors and Officers

Under the ABCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an shareholder or creditor of the company, and if such individual held such office at the company's request; or (iii) the foregoing individuals heirs and legal representatives (an "indemnifiable person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other action or  proceeding in which he or she is involved by reason of being or having been a director or officer of the company or another company (as set out above), if: (i) the individual acted honestly and in good faith with a view to the best interests of the company; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

A company may advance funds to an indemnified person to defray the costs, charges and expenses incurred by an indemnifiable person in respect of that proceeding, provided that if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced.

Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay all costs, charges and  expenses reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and the person seeking indemnity: (i) was not judged by a court or competent authority to have committed any fault or omitted to do anything that the person ought to have done; and (ii) (a) the individual acted honestly and in good faith with a view to the best interests of the company; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

As permitted by the ABCA, TransGlobe's by-laws require TransGlobe to indemnify directors or officers of TransGlobe, former directors or officers of TransGlobe or other individuals who, at TransGlobe's request, act or acted as directors or officers or in a similar capacity of another entity of which TransGlobe is or was a shareholder or creditor (and such individual's respective heirs and personal representatives) to the extent permitted by the ABCA. Because TransGlobe's by-laws require that indemnification be subject to the ABCA, any indemnification that TransGlobe provides is subject to the same restrictions set out in the ABCA which are summarized, in part, above.

Under the DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the individual's conduct was unlawful. That determination must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum; (iii) independent legal counsel, regardless of whether a quorum of disinterested directors exists; or (iv) a majority vote of the stockholders at a meeting at which a quorum is present. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals' commitment to repay any advances, unless it is determined ultimately that those individuals are not entitled to be indemnified.

The VAALCO Certificate and VAALCO by-laws require VAALCO, to the fullest extent permitted by Delaware law, to indemnify any current or former director, advisory director, officer, employee or agent of VAALCO and such director's, advisor director's officer's or agent's heirs, executors and administrators.

Without limiting the foregoing, the VAALCO by-laws require indemnification against all expense, liability and loss, including, without limitation, attorneys' fees, judgement fines, or penalties and amounts paid in settlement actually and reasonably incurred by such indemnified party in connection with any threatened, pending or completed investigation, claim, action, suit or proceeding (other than an action by or in the right of VAALCO), to which such indemnified party acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of VAALCO, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. VAALCO shall indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of VAALCO because such person was an officer or director of VAALCO, or is or was serving at the request of VAALCO as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of VAALCO, except that there may not be such indemnification if the person is found liable to VAALCO unless, in such a case, the court determines the person is fairly and reasonably entitled thereto.

VAALCO is required, from time to time, to reimburse or advance any current or former director or officer or other person entitled to indemnification the funds necessary for payment of defense expenses as incurred upon a determination that indemnification is proper in the circumstances because the applicable standard of conduct set forth therein has been met. Such determination shall be made (a) by a majority vote of a quorum consisting of VAALCO directors who were not parties to such action, suit or proceeding, or (b) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the VAALCO stockholders.

	TransGlobe Shareholder Rights	VAALCO Stockholder Rights
Limited Liability of Directors

Under the ABCA, a director or officer of a company must: (i) act honestly and in good faith with a view to the best interest of the company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and (iii) act in accordance with the ABCA and the regulations thereunder, and the articles and by-laws of the company. These statutory duties are in addition to duties under common law and equity.

Under the ABCA, the directors of a company who vote for or consent to a resolution that authorizes the company to, inter alia: (i) pay a commission on the sale of shares not provided for under the ABCA; (ii) pay a dividend, purchase, redeem or otherwise acquire shares in circumstances where the company is insolvent, or the payment of the dividend would render the company insolvent; or (iii) make a payment of an indemnity to an indemnifiable person in violation of the ABCA, are, in each case, jointly and severally liable to restore to the company any amount paid or distributed as a result and not otherwise recovered by the company.

In addition, the directors of a company who vote for or consent to a resolution that authorizes the issue of a share that is not fully paid are jointly and severally liable to the company to make good any amount by which the consideration received is less than the fair equivalent of the money that the company would have received if the shares had been issued for money on the date of that resolution.   Notwithstanding the foregoing, under the ABCA, a director is not subject to statutory liability for the foregoing if the director did not know and could not reasonably have known that the share was issued for a consideration less than the fair equivalent of the money that the corporation would have received if the share had been issued for money.

The DGCL permits the adoption of a provision in a corporation's certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director's breach of the fiduciary duty of care.

The DGCL further provides that VAALCO may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of VAALCO, or is or was serving at the request of VAALCO as director, officer,  employee or agent of another entity or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, whether or not VAALCO would have the power to indemnify such person against such liability.

Under the VAALCO Certificate, directors are not be personally liable to VAALCO or any stockholder for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to VAALCO or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. The VAALCO Certificate further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors of VAALCO for a breach of fiduciary duty, then any such liability of the directors of VAALCO must be eliminated or limited to the fullest extent permitted by the DGCL.

Derivative Actions

Under the ABCA, a shareholder (including a beneficial shareholder), director or officer of a company, a creditor (in certain circumstances) and any person who, in the discretion of the court, is a proper person to make an application to court to prosecute or defend an action on behalf of a company (a derivative action) may, with judicial leave: (i) bring an action (being an action under the ABCA or any other law) in the name and on behalf of the company or any of its subsidiaries; or (ii) intervene in an action to which the company or any of its subsidiaries is a party, for the purposes of prosecuting, defending or discounting the action on behalf of the company or subsidiary.

Under the ABCA, the court may grant leave if: (i) the complainant has given reasonable notice to the directors of the company or its subsidiaries that the complainant's intention to apply to the court, if the directors of the company or its subsidiary do not bring, diligently prosecute, defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to the court to be in the interests of the company or its subsidiary for the action be brought, prosecuted or defended.

Under the ABCA, the court upon the final disposition of a derivative action may make any order it determines to be appropriate, including an order a company or its subsidiary to pay the complainant's costs, including legal fees and disbursements.

Under the DGCL, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received stock in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. In addition, the stockholder must remain a stockholder throughout the litigation. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

	TransGlobe Shareholder Rights	VAALCO Stockholder Rights
Oppression Remedy

The ABCA's oppression remedy enables a court to make almost any order (interim or final) to rectify the matters complained of if the court is satisfied upon application by a security holder that the affairs of the company are being conducted or that the powers of the directors have been exercised in a manner that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner.

The oppression remedy provides the court with broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.

Although DGCL imposes upon directors and officers fiduciary duties of loyalty (i.e., a duty to act in a manner believed to be in the best interest of the corporation and its stockholders) and care, there is no remedy under DGCL that is comparable to the ABCA's oppression remedy.

Advance Notification Requirements for Proposals of Shareholders

Under the ABCA, a proposal may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit such a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the company; or (ii) voting shares whose fair market value is at least $2,000. Such registered or beneficial holder(s) must have held such shares for an uninterrupted period of at least six months immediately prior to the date of the signing of the proposal.

The proposal must be also supported by other registered holders or beneficial owners of shares is at least 5% of the issued voting shares of the company.

A proposal under the ABCA must include the name and address of the person submitting the proposal, the names and addresses of the person's supporters and the number of shares of the company, carrying the right to vote at annual general meetings that are owned by such person(s).

If the proposal and a written statement in support of the proposal (if any) are submitted at least 90 days before the anniversary date of the previous annual meeting and the proposal and written statement (if any) meet other specified requirements, then the company must either set out the proposal, including the names and mailing addresses of the submitting person and supporters and the written statement (if any), in the proxy circular of the company or attach the proposal and written statement thereto.

The company may also refuse to process a proposal in certain other circumstances including: (i) it clearly appears that the proposal has been submitted primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the company, its directors, officers or security holders or any of them, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes; (ii) the company, at the request of the registered holder or beneficial owner of shares, included a proposal in a management proxy circular relating to a meeting of shareholders held within 2 years preceding the receipt of the request, and the registered holder or beneficial owner of shares failed to present the proposal, in person or by proxy, at the meeting; (iii) substantially the same proposal was submitted to registered holders or beneficial owners of shares in a management proxy circular or a dissident's proxy circular relating to a meeting of shareholders held within 2 years preceding the receipt of the request of the registered holder or beneficial owner of shares and the proposal was defeated; or (iv) the rights being conferred to the shareholder to submit a proposal are being abused to secure publicity.

If a company refuses to process a proposal, the company shall notify the person making such proposal in writing within 10 days after its receipt of the proposal of its decision in relation to the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for a review of the company's decision and a court may restrain the holding of the annual general meeting and make any further order it considers appropriate. In addition, a company or any person claiming to be aggrieved by a proposal may apply to a court for an order permitting or requiring the company to refrain from processing the proposal and the court may make such order as it considers appropriate.

TransGlobe's by-laws also contain the "advance notice provisions" for nomination of directors described in "Number of Directors; Vacancies on the Board of Directors" above.

The DGCL does not contain any limits on or requirements for stockholders to propose business for annual meetings.

The VAALCO by-laws provide the manner in which stockholders may give notice of director nominations and other business (that is a proper matter for stockholder action under the DGCL) to be brought before an annual meeting. In general, a stockholder may nominate a director or bring other business before an annual meeting if that stockholder (i) gives timely written notice of the nomination or other business to VAALCO's secretary, (ii) is a stockholder of record on the date the stockholder gives notice and on the date of the meeting and (iii) is entitled to vote at the meeting. With respect to nominations for election to the board of directors, the stockholder's nominee must be included in VAALCO's proxy materials for the annual meeting.

To be timely, a stockholder's notice must be delivered to VAALCO's principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or 60 days after the anniversary date, the stockholder's notice must be delivered not earlier than 120 days prior to such annual meeting and not later than the later of 90 days prior to such annual meeting and 10 days after the day on which public announcement of the date of such meeting is first made. The adjournment or postponement of an annual meeting shall not commence a new time period for purposes of the notice described above. In the event that the number of directors to be elected to the board at the annual meeting is increased effective after the time period for which nominations would otherwise be due and there is no public announcement by VAALCO naming nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice shall also be considered timely if it shall be delivered no later than the close of business on the 10th day following the day on which such public announcement is first made by VAALCO.

To be in proper form, the stockholder's notice must set forth, among other things:

•information about the person whom the stockholder proposes to nominate for election as a director, including that person's name, age, business and residence addresses, principal occupation (present and for the past five years) and class or series and number of shares of VAALCO capital stock owned beneficially or as of record by that person; all information relating to such a person that is required to be disclosed in solicitations for proxies for election of directors in an election contest, or is otherwise required under Section 14 of the Exchange Act; all direct or indirect compensation agreements and other material monetary agreements between the noticing shareholder and beneficial owner and the proposed nominee as prescribed by the VAALCO by-laws;

• as to business other than nomination of directors, a description of the business desired to be brought before the meeting, the text of the proposal (including the text of any resolutions proposed for consideration). any material interest in conducting such business at the meeting, and a description of all arrangements between the noticing stockholder or beneficial owner and other persons in connection with the proposal;

• information regarding the name and address of record as well as regarding the interests in securities of VAALCO of the noticing stockholder and any beneficial owner; a representation of whether the noticing stockholder or beneficial owner intends to deliver a proxy statement; other information reasonably requested by VAALCO.

Special Meetings of Stockholders:

If the VAALCO board determines or VAALCO stockholders determine that directors are to be elected at a special meeting, any stockholder may give notice of director nominations if that stockholder (i) gives timely written notice of the nomination to VAALCO's corporate secretary, (ii) is a stockholder of record on the date the stockholder gives notice and on the date of the meeting and (iii) is entitled to vote at the meeting. To be timely, a stockholder's notice must be delivered to VAALCO's corporate secretary at VAALCO's principal executive offices not earlier than 120 days prior to such special meeting and not later than the later of 90 days prior to such special meeting, or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, 10 days following the date on which public announcement of the date of the special meeting at which the directors are to be elected is first made by VAALCO. The stockholder's notice must include the relevant information set forth above as to each proposed nominee.

	TransGlobe Shareholder Rights	VAALCO Stockholder Rights
Shareholder Rights Plans	TransGlobe has not adopted a shareholder rights plan.	VAALCO has not adopted a shareholder rights plan.
Inspection of Books and Records	Under the ABCA, directors and shareholders may, without charge, inspect certain of the records of a company.

Under the DGCL, any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom.

	TransGlobe Shareholder Rights	VAALCO Stockholder Rights
Amendment of Governing Documents

Under the ABCA, a company may amend its articles by special resolution.

Under the ABCA, unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of the company, and must submit the bylaw, amendment or repeal of a bylaw to the shareholders at the next meeting of shareholders, where the shareholders may, by ordinary resolution, confirm, reject or amend the bylaw, amendment or repeal.

Under the DGCL, a corporation's certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

In addition, under the DGCL, class voting rights exist with respect to amendments to the certificate of incorporation that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise.

Under the DGCL, the board of directors may amend a corporation's by-laws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation have the power to amend by-laws by the affirmative vote of a majority of outstanding stock entitled to vote thereon.

The VAALCO Certificate provides that, subject to any express condition or restriction in the by-laws, it may be amended in accordance with the provisions of the DGCL. The affirmative vote of holders of at least 662⁄3% of the outstanding shares of VAALCO common stock is required to amend, alter or repeal Article Five (having to do with by-law amendments and the number, election, terms, and removal of directors). The affirmative vote of holders of at least 80% of the outstanding shares of VAALCO common stock is required to amend, alter or repeal Article Six (having to do with the voting requirement for mergers and sales or transfers of all or substantially all assets).

The VAALCO Certificate authorizes the board of directors to adopt, amend or repeal VAALCO's by-laws. The by-laws may be altered, amended or repealed by the directors or by the stockholders, provided that the by-laws shall not be altered, amended or repealed by action of the stockholders and no provision inconsistent therewith shall be adopted by the stockholders without the affirmative vote of the holders of at least 662⁄3% of the voting power of all VAALCO shares entitled to vote generally in the election of directors, voting together as a single class.

For assistance in voting your TransGlobe Common Shares, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Call Toll-Free: (888) 540-8736

Banks and Brokers Only: (212) 269-5550

Email: tga@dfking.com